SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2006

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Circular dated April 21, 2006 regarding matters to be approved at the annual general meeting of the Registrant (the “Annual General Meeting”) to be held on May 16, 2006.

1.2	Form of proxy for use at the Annual General Meeting.

1.3	Depositary’s notice of shareholders’ meeting and form of proxy.

1.4	2005 annual report.

1.5	Announcement dated April 21, 2006 providing notice of the Annual General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hutchison Telecommunications International Limited (the “Company”), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

PROPOSED DIRECTORS FOR RE-ELECTION

PROPOSED GRANT OF GENERAL MANDATES TO ISSUE

AND REPURCHASE SHARES

PROPOSED SHARE OPTION SCHEME OF HUTCHISON ESSAR LIMITED

PROPOSED SHARE OPTION PLAN OF

PARTNER COMMUNICATIONS COMPANY LTD.

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of the Company to be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 16 May 2006 at 2:30 p.m. or any adjournment thereof to approve the matters referred to in this circular is set out on pages 31 to 34 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjournment thereof should you so wish.

21 April 2006

– i –

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“2004 Partner Share Option Plan”	the share option plan adopted by Partner in 2004 as amended and proposed to be approved by the Company at the Annual General Meeting;

“ADS(s)”	American depositary share(s) issued by Citibank N.A., each representing ownership of 15 Shares;

“Annual General Meeting”	the annual general meeting of the Company to be held on 16 May 2006 or any adjournment thereof;

“Articles of Association”	articles of association of the Company;

“Board”	board of Directors;

“Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange and ADSs are listed on New York Stock Exchange, Inc.;

“Directors”	directors of the Company;

“Global Offering”	as such term is defined in the Company’s prospectus dated 30 September 2004;

“Group”	the Company and its subsidiaries;

“HEL”	Hutchison Essar Limited, a company incorporated in India and a non wholly owned subsidiary of the Company;

“HEL Group”	HEL and each of its subsidiary companies as defined under section 4 of the Indian Companies Act, 1956;

“HEL Share Option Scheme”	the share option scheme adopted by HEL and proposed to be approved by the Company at the Annual General Meeting;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“HTIHL”	Hutchison Telecommunications Investment Holdings Limited, the sole shareholder of the Company prior to the Global Offering and the current controlling shareholder of the Company;

“Issue Mandate”	the general and unconditional mandate to the Directors to exercise all the powers of the Company to allot, issue and otherwise deal with new shares in the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving such mandate;

DEFINITIONS

“Latest Practicable Date”	12 April 2006, being the latest practicable date prior to the issue of this circular for ascertaining certain information contained herein;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Partner”	Partner Communications Company Ltd., a company incorporated in Israel whose shares are listed on the Tel-Aviv Stock Exchange with American depositary shares quoted on the US NASDAQ and traded on the London Stock Exchange;

“PRC”	the People’s Republic of China;

“Repurchase Mandate”	the general and unconditional mandate authorising the repurchase by the Company on the Stock Exchange of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving such mandate;

“Retiring Directors”	the Directors retiring at the Annual General Meeting and, being eligible, are offering themselves for re-election at the Annual General Meeting, both in accordance with the Articles of Association;

“SFO”	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

“Share(s)”	ordinary share(s) in the issued share capital of the Company with a par value of HK$0.25 each;

“Shareholder(s)”	holder(s) of Shares;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers.

LETTER FROM THE BOARD

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Executive Directors:

Mr. Dennis Pok Man LUI

Mr. Tim Lincoln PENNINGTON

Non-executive Directors:

Mr. FOK Kin-ning, Canning (Chairman)

Mr. Frank John SIXT

Mr. Naguib SAWIRIS

Mr. Aldo MAREUSE

Independent Non-executive Directors:

Mr. KWAN Kai Cheong

Mr. John W. STANTON

Mr. Kevin WESTLEY

Alternate Directors:

Mrs. CHOW WOO Mo Fong, Susan

    (Alternate to Mr. Fok Kin-ning, Canning)

Mr. CHAN Ting Yu

    (Alternate to Mr. Dennis Pok Man Lui)

Mr. WOO Chiu Man, Cliff

    (Alternate to Mr. Tim Lincoln Pennington)

Ms. NARDI, Kar Wai Agnes

    (Alternate to Mr. Frank John Sixt)

Mr. Martin MICHLMAYR

    (Alternate to Mr. Naguib Sawiris)

Mr. Ragy SOLIMAN

    (Alternate to Mr. Aldo Mareuse)

Registered office:

Century Yard

Cricket Square

Hutchins Drive

P.O. Box 2681 GT

George Town

Grand Cayman

British West Indies

Head office and principal place of business:

22nd Floor

Hutchison House

10 Harcourt Road

Hong Kong

21 April 2006

To the Shareholders

Dear Sir or Madam,

PROPOSED DIRECTORS FOR RE-ELECTION

PROPOSED GRANT OF GENERAL MANDATES TO ISSUE

AND REPURCHASE SHARES

PROPOSED SHARE OPTION SCHEME OF HUTCHISON ESSAR LIMITED

PROPOSED SHARE OPTION PLAN OF

PARTNER COMMUNICATIONS COMPANY LTD.

AND

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information on matters to be dealt with at the Annual General Meeting. These are: (i) re-election of Directors; (ii) grant of the Issue Mandate and the Repurchase Mandate; (iii) the HEL Share Option Scheme; and (iv) the 2004 Partner Share Option Plan.

LETTER FROM THE BOARD

PROPOSED DIRECTORS FOR RE-ELECTION

In accordance with Articles 86(3) and 87(1) of the Articles of Association, Messrs. Fok Kin-ning, Canning, Tim Lincoln Pennington, Naguib Sawiris and Aldo Mareuse will retire at the Annual General Meeting and, being eligible, will offer themselves for re-election. Information on the Retiring Directors as required to be disclosed under the Listing Rules is set out in Appendix I to this circular.

PROPOSED GRANT OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

At the annual general meeting of the Company held on 5 May 2005, ordinary resolutions were passed to grant general mandates to the Directors (i) to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of approving the relevant resolution plus the aggregate nominal amount up to a maximum of 10% of the Company’s then issued share capital repurchased by the Company; and (ii) to repurchase Shares, the aggregate nominal amount of which shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of approving the relevant resolution.

These general mandates will lapse at the conclusion of the Annual General Meeting. At the Annual General Meeting, an ordinary resolution will be proposed to grant the Issue Mandate to the Directors to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving the Issue Mandate to provide flexibility to the Company to raise funds by issue of Shares efficiently.

At the Annual General Meeting, it is also proposed to grant to the Directors the Repurchase Mandate authorising the repurchase by the Company on the Stock Exchange of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving the Repurchase Mandate.

If the Repurchase Mandate is granted, a further ordinary resolution will be proposed at the Annual General Meeting providing that any Shares repurchased under the Repurchase Mandate will be added to the total number of Shares which may be allotted and issued under the Issue Mandate.

With respect to the Issue Mandate and the Repurchase Mandate, the Directors wish to state that they have no present intention of exercising the Issue Mandate to issue any Shares for fund raising purposes or the Repurchase Mandate to repurchase any Shares.

An explanatory statement as required by the relevant provisions of the Listing Rules concerning the regulation of repurchases by companies of their own securities on the Stock Exchange is set out in Appendix II to this circular.

PROPOSED HEL SHARE OPTION SCHEME

The Directors consider that in order to enable the HEL Group to attract and retain employees having appropriate qualifications and experience, HEL should provide such employees options for HEL shares to reward them for their contribution to the significant growth of the HEL Group and to incentivise and retain employees in an increasingly competitive environment. The Directors also consider that the grant of options by HEL to employees would align key employees’ interests with shareholders’ interest. Accordingly, proposals are to be made at the Annual General Meeting

LETTER FROM THE BOARD

for adoption of the HEL Share Option Scheme whereby options to subscribe for shares in HEL may be offered to such employees. HEL does not have any other share option scheme as at the Latest Practicable Date.

No option granted under the HEL Share Option Scheme will become exercisable unless and until HEL has completed an initial public offering of its shares. Furthermore, the terms of the HEL Share Option Scheme provide that options granted to employees automatically vest as to 30% on either the expiry of the period of 12 months after the relevant date of offer of options (the “Offer Date”), or on the date on which HEL’s shares first traded on any recognized stock exchange (the “IPO Date”) or 1 January 2007, whichever is the latest; as to 30% on either the expiry of the period of 24 months after the Offer Date, or at the expiry of the period of 12 months after the IPO Date, whichever is the later; and as to 40% on either the expiry of the period of 36 months after the Offer Date, or at the expiry of 24 months after the IPO Date, whichever is the later. The relevant Indian regulations require a minimum period of 12 months between the grant of options and the vesting of such options. The Directors consider that this automatic vesting schedule will help achieve the purposes of the HEL Share Option Scheme by ensuring that employees may only exercise their options over the longer term.

The terms of the HEL Share Option Scheme do not contain specific provisions for performance targets applicable to options. The Directors consider that it may not always be appropriate to impose such conditions particularly when the purpose of granting options is to remunerate or compensate employees. The Directors consider it more beneficial to HEL to retain the flexibility to determine when such conditions are appropriate. The Directors believe that the exercise price set in accordance with the HEL Share Option Scheme will serve to protect the value of HEL as well as to achieve the purposes of the HEL Share Option Scheme by acting as an incentive to employees to contribute more efforts for the benefit of HEL.

The adoption of the HEL Share Option Scheme is conditional upon the approval of the Shareholders at the Annual General Meeting and also the approval in general meeting of the shareholders of HEL. The shareholders of HEL have given approval for the adoption of the HEL Share Option Scheme on 21 December 2005.

A summary of the principal terms of the HEL Share Option Scheme is set out in Appendix III to this circular.

PROPOSED 2004 PARTNER SHARE OPTION PLAN

Prior to Partner becoming a subsidiary of the Company, it had adopted four share option plans. As Partner had became a subsidiary of the Company following a buy back of shares in April 2005, Chapter 17 of the Listing Rules requires that Partner’s share option plans be approved by Shareholders in general meeting and that the terms of such plans comply with the provisions set out therein. The Directors note that options that were granted under the four share option plans prior to Partner becoming the Company’s subsidiary will remain valid but no further grant of options may be made under the said plans until the aforesaid requirements of the Listing Rules are met. Partner intends only to possibly make further grant of options under the 2004 Partner Share Option Plan. Accordingly, proposals are to be made at the Annual General Meeting for approval of the 2004 Partner Share Option Plan.

The Directors agree with Partner that the 2004 Partner Share Option Plan may help promote the interests of Partner and its shareholders by providing employees, officers and advisors of Partner with appropriate incentive and rewards to encourage them to enter into and continue in the employ of or service to Partner and to acquire a proprietary interest in the long-term success of Partner.

LETTER FROM THE BOARD

The terms of the 2004 Partner Share Option Plan provides that an option shall become cumulatively vested as to one-fourth (25%) of the ordinary shares covered thereby on each of the first, second, third, and fourth anniversaries of the date of grant of option, unless otherwise set by the compensation committee of Partner and written in the instrument of the grant of option. The Directors consider that the vesting schedule will help achieve the purpose of the 2004 Partner Share Option Plan by ensuring that employees may only exercise their options over a longer period.

The terms of the 2004 Partner Share Option Plan do not contain specific provisions for performance targets applicable to options. The Directors note that no performance targets have been prescribed in the past and consider it more appropriate to maintain the position. The Directors consider it more beneficial to Partner to retain the flexibility to determine when such conditions are appropriate. The Directors believe that the exercise price set in accordance with the 2004 Partner Share Option Plan will serve to protect the value of Partner and will facilitate the provision of incentive and rewards to employees to enter into or continue the employ of or service to Partner.

The 2004 Partner Share Option Plan was approved by the board of directors of Partner in July 2004 and subsequently amended on 1 March 2006.

A summary of the principal terms of the 2004 Partner Share Option Plan is set out in Appendix IV to this circular.

ANNUAL GENERAL MEETING

The notice of the Annual General Meeting is set out on pages 31 to 34 of this circular. A form of proxy for use at the Annual General Meeting is enclosed. Whether or not you intend to be present at the Annual General Meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time fixed for the holding of the Annual General Meeting. Completion of the form of proxy and its return to the Company will not preclude you from attending, and voting at, the Annual General Meeting if you so wish.

Pursuant to the Articles of Association, a poll may be demanded in relation to any resolution put to the vote of the Annual General Meeting before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll:

(a)	by the chairman of the meeting; or

(b)	by at least five Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(d)	by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

LETTER FROM THE BOARD

RECOMMENDATIONS

The Board considers that the re-election of the Directors as described in the section headed “Proposed Directors for Re-election” above, the granting of the Issue Mandate and the Repurchase Mandate, the approval of the HEL Share Option Scheme and the 2004 Partner Share Option Plan to be in the best interests of the Company and the Shareholders, and accordingly recommends you to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the HEL Share Option Scheme and the 2004 Partner Share Option Plan are available for inspection at the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong during normal business hours for a 14-day period immediately preceding the Annual General Meeting to be held on 16 May 2006.

Yours faithfully,

For and on behalf of the Board

Fok Kin-ning, Canning

Chairman

APPENDIX I INFORMATION ON RETIRING DIRECTORS

The following is the information, as at the Latest Practicable Date, required to be disclosed under the Listing Rules on the Retiring Directors proposed to be re-elected at the Annual General Meeting:

(1)	Fok Kin-ning, Canning, BA, DFM, ACA (Aus)

Mr. Fok, aged 54, has been the Chairman and a Non-executive Director of the Company since 2004. He is also the Chairman of the Remuneration Committee of the Company. He holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants.

He is the group managing director of Hutchison Whampoa Limited (“HWL”) (whose shares are listed on the Main Board of the Stock Exchange and is a substantial shareholder of the Company within the meaning of Part XV of the SFO), the chairman of Hutchison Harbour Ring Limited (whose shares are listed on the Main Board of the Stock Exchange), Hutchison Telecommunications (Australia) Limited (whose shares are listed on the Australian Stock Exchange), Hongkong Electric Holdings Limited (whose shares are listed on the Main Board of the Stock Exchange), Partner Communications Company Ltd. (whose shares are listed on the Tel-Aviv Stock Exchange with American depositary shares quoted on the US NASDAQ and traded on the London Stock Exchange) and Hutchison Global Communications Holdings Limited (whose shares were formerly listed on the Main Board of the Stock Exchange) and the co-chairman of Husky Energy Inc. (whose securities are listed on the Toronto Stock Exchange). He is also the deputy chairman of Cheung Kong Infrastructure Holdings Limited (whose shares are listed on the Main Board of the Stock Exchange) and a non-executive director of Cheung Kong (Holdings) Limited (whose shares are listed on the Main Board of the Stock Exchange and is a substantial shareholder of the Company within the meaning of Part XV of the SFO) and Panva Gas Holdings Limited (whose shares are listed on the Growth Enterprise Market of the Stock Exchange). He was previously a non-executive director of Hanny Holdings Limited (whose shares are listed on the Main Board of the Stock Exchange) (retired on 1 September 2005) and Wing On Travel (Holdings) Limited (whose shares are listed on the Main Board of the Stock Exchange) (resigned on 30 December 2004).

In addition, Mr. Fok is a director of Hutchison International Limited (“HIL”) and Hutchison Telecommunications Limited (“HTL”), both being substantial shareholders of the Company within the meaning of Part XV of the SFO. He also holds directorships in certain companies controlled by certain substantial shareholders of the Company. Save as disclosed above, Mr. Fok does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

As at the Latest Practicable Date, Mr. Fok has corporate interests in 1,202,380 Shares (representing approximately 0.025% of the issued share capital) within the meaning of Part XV of the SFO. The term of his service as a Non-executive Director of the Company is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the provisions of the Articles of Association. Mr. Fok is entitled to a director’s fee of US$47,500 per annum (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the Board from time to time) under his service agreement with the Company. Such emoluments are determined with reference to the Company’s performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

Save as disclosed above, there are no other matters concerning Mr. Fok that need to be brought to the attention of the Shareholders nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX I INFORMATION ON RETIRING DIRECTORS

(2)	Tim Lincoln Pennington, BA

Mr. Pennington, aged 45, has been an Executive Director and the Chief Financial Officer of the Company since 2004. He holds a Bachelor of Arts (Honours) degree in Economics and Social Studies.

He joined the Hutchison Whampoa group as a finance director of Hutchison 3G UK Limited in the United Kingdom in July 2001. Prior to that, Mr. Pennington was a managing director at HSBC Investment Bank within the Corporate Finance and Advisory Department from 1999 to July 2001, having joined that company in 1996. In that capacity he was involved in advising and financing telecommunications and technology companies. Prior to that he was a director in the Specialised Financing Department at Samuel Montagu & Co Limited between 1990 and 1996, having joined that company in 1990. Save as disclosed above, Mr. Pennington does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

As at the Latest Practicable Date, Mr. Pennington was granted 5,000,000 share options on 8 August 2005 to subscribe for Shares which are exercisable during the period from 8 August 2006 to 7 August 2015 at an exercise price of HK$8.70 per share option. Save as disclosed above, Mr. Pennington does not have interests in any Shares within the meaning of Part XV of the SFO. The term of his service as a Director is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with provisions of the Articles of Association. The emoluments specified in the service agreement appointing Mr. Pennington as the Chief Financial Officer of the Company were HK$2,886,000 and US$35,000 per annum (which included his basic salary and director’s fees entitlement but excluded any discretionary bonus which the Company may decide to pay). Such emoluments are determined by reference to the Company’s performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

Save as disclosed above, there are no other matters concerning Mr. Pennington that need to be brought to the attention of the Shareholders nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

(3)	Naguib Sawiris, BSc, MA

Mr. Sawiris, aged 51, has been a Non-executive Director of the Company since 21 December 2005. He holds a degree in Mechanical Engineering and a Master’s degree in Technical Administration from the Swiss Institute of Technology, and a degree from ETH Switzerland.

He is the chairman of the board of directors and chief executive officer of Orascom Telecom Holding S.A.E. (“OTH”) (whose shares are listed on the Cairo and Alexandria Stock Exchange and whose Global Depositary Receipts are traded on the London Stock Exchange) and a director of Orascom Telecom Eurasia Limited (“OTE”), both being substantial shareholders of the Company within the meaning of Part XV of the SFO. He is also the chairman of Wind, a mobile and fixed telecommunication operator in Italy, the chairman of the board of directors of Egyptian Company for Mobile Services (ECMS) (whose shares are listed on the Cairo and Alexandria Stock Exchange), commonly referred to as MobiNil and Orascom Telecom Algeria.

In addition, Mr. Sawiris has served as the OTH’s representative on the board of directors of the GSM Association since 2003. He is a member of both the board of trustees and the board of directors of the Arab Thought Foundation and a member of the board of trustees

APPENDIX I INFORMATION ON RETIRING DIRECTORS

and the head of the financial committee of the French University in Cairo. He also serves as a member of the board of directors of the Egyptian Counsel for Foreign Affairs, the Consumer Rights Protection Association and the Cancer Society of Egypt. He has been recently elected to the membership of the New York Stock Exchange (NYSE) International Advisory Committee. Save as disclosed above, Mr. Sawiris does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

As at the Latest Practicable Date, Mr. Sawiris is interested in 917,759,172 Shares (representing approximately 19.31% of the issued share capital) within the meaning of Part XV of the SFO. In addition to this interest, by virtue of his capacity as a beneficiary of a discretionary trust, Mr. Sawiris appeared to be taken as being interested in 2,366,869,729 Shares beneficially owned by Hutchison Telecommunications Investment Holdings Limited (“HTIHL”) (and its controlled corporation) and controlled exclusively by HWL, HIL, HTL and HTIHL for the purpose of the SFO (as a result of the application of Sections 317 and 318 of the SFO by virtue of HWL, HTIHL, OTH and OTE being parties to a shareholders’ agreement dated 21 December 2005 that imposes obligations or restrictions on any party with respect to their use, retention or disposal of their Shares even though no Shares have been acquired in pursuance of that agreement).

The term of his service as a Non-executive Director of the Company is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with provisions of the Articles of Association. Mr. Sawiris is entitled to a director’s fee of US$35,000 per annum (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the Board from time to time) under his service agreement with the Company. Such emoluments are determined with reference to the Company’s performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

Save as disclosed above, there are no other matters concerning Mr. Sawiris that need to be brought to the attention of the Shareholders nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

(4)	Aldo Mareuse, BSc

Mr. Mareuse, aged 41, has been a Non-executive Director of the Company since 21 December 2005. He holds an Engineering degree from Ecole Centrale de Lyon (France).

He joined OTH (whose shares are listed on the Cairo and Alexandria Stock Exchange and whose Global Depositary Receipts are traded on the London Stock Exchange), which is a substantial shareholder of the Company within the meaning of Part XV of the SFO, in 2002 as chief financial officer. He is a member of the board of directors of Orascom Telecom’s Algerian, Pakistani and Tunisian GSM subsidiaries among others and also a member of the board of directors of Wind, a mobile and fixed telecommunication operator in Italy. Prior to joining Orascom Telecom, he worked from 1990 to 2002 in various positions and locations in the investment banking division of Credit Suisse First Boston (“CSFB”). His last position within CSFB was managing director in the investment banking division, telecommunications group. Save as disclosed above, Mr. Mareuse does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

As at the Latest Practicable Date, Mr. Mareuse does not have interests in any Shares within the meaning of Part XV of the SFO. The term of his service as a Non-executive Director of the Company is subject to retirement by rotation and re-election at the annual general

APPENDIX I INFORMATION ON RETIRING DIRECTORS

meetings of the Company in accordance with provisions of the Articles of Association. Mr. Mareuse is entitled to a director’s fee of US$35,000 per annum (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the Board from time to time) under his service agreement with the Company. Such emoluments are determined with reference to the Company’s performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

Save as disclosed above, there are no other matters concerning Mr. Mareuse that need to be brought to the attention of the Shareholders nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX II EXPLANATORY STATEMENT OF THE REPURCHASE MANDATE

(1)	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 4,752,546,209 Shares. On the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the exercise in full of the proposed Repurchase Mandate can result in up to 475,254,620 fully paid Shares being repurchased by the Company during the course of the period ending on the earliest of the date of the next annual general meeting, the date by which the next annual general meeting of the Company is required to be held by law and the date upon which such authority is revoked or varied.

(2)	REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders to seek a general authority from Shareholders to enable the Directors to repurchase Shares in the market. Such repurchases will only be made when the Directors consider that it will benefit the Company and its Shareholders in terms of enhanced net asset value per Share and/or improved earnings per Share.

(3)	FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and all applicable laws of the Cayman Islands. Pursuant to the Repurchase Mandate, the Company may repurchase Shares out of funds legally permitted to be utilised for this purpose, including profits of the Company or the proceeds of a fresh issue of shares made for the purpose of the repurchase, under the Memorandum and Articles of Association and all applicable laws of the Cayman Islands.

To the extent that repurchase is funded entirely from the Company’s available cashflow or working capital facilities, there might be an adverse impact on the working capital and/or gearing position of the Company as compared with the position disclosed in its latest published audited accounts for the year ended 31 December 2005 in the event that the Repurchase Mandate were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

APPENDIX II EXPLANATORY STATEMENT OF THE REPURCHASE MANDATE

(4)	SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months and the period from 1 April 2006 to the Latest Practicable Date were as follows:

	Per Share
	Highest	Lowest
	HK$	HK$
2005
April	7.800	6.600
May	7.700	7.000
June	8.100	7.150
July	9.600	7.550
August	10.000	8.400
September	11.500	9.000
October	11.850	9.350
November	11.300	9.400
December	11.450	10.400

2006
January	13.750	10.600
February	13.600	11.450
March	16.000	11.600
April (up to the Latest Practicable Date)	14.750	13.250

(5)	EFFECT OF THE TAKEOVERS CODE

As at the Latest Practicable Date, HTIHL held 2,366,869,729 Shares, representing approximately 49.80% of the total issued share capital of the Company as at such date. On such basis, if the Repurchase Mandate is fully exercised by the Company, there will be an effect of increasing the percentage shareholding of HTIHL in the Company to 55.34%, but such increase may give rise to an obligation under Rule 26 of the Takeovers Code to make a general offer. The Directors have no intention to exercise the Repurchase Mandate in full as will result in the public float of the Company being reduced to below 25%.

(6)	DIRECTORS AND THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Mandate if the Repurchase Mandate is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

(7)	UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that they will exercise the Repurchase Mandate in accordance with the Listing Rules, all applicable laws of the Cayman Islands and the Memorandum and Articles of Association of the Company.

(8)	REPURCHASES MADE BY THE COMPANY

The Company has not purchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

APPENDIX III PRINCIPAL TERMS OF THE HEL SHARE OPTION SCHEME

In this appendix, unless the context otherwise requires, the following expressions have the following meanings:

“Applicable Laws” shall mean the laws of India to the extent applicable and as amended and modified from time to time;

“Beneficiary” means the person, persons, trust or trusts designated by a Grantee, or in the absence of any designation by the Grantee, a person or persons who is/are entitled by the will of the Grantee to receive the benefits specified in the Plan, the legal heirs of the Grantee, if the Grantee dies intestate, and includes the Grantee’s executors or administrator, if no other beneficiary is designated and able to act under the circumstances and such other persons as may be added from time to time to the class of beneficiaries by notice in writing and by nomination form in the exercise of any powers conferred under the Plan or any other agreements forming part thereof;

“Business Day” means any day on which a Recognised Stock Exchange is open for the business of dealing in securities;

“CG Guidelines” means the Employee Stock Option Plan or Scheme Guidelines issued by the Indian Central Government vide notification no. S.O. 1021(E) dated 11 October 2001 under the Income-tax Act, 1961 and shall include any alterations, amendments, additions, deletions, modifications or variations thereof from time to time;

“Control” means the possession, directly or indirectly, of the power (exercisable alone or together in concert with others) to direct or cause the direction of the management and policies of HEL, whether through the ownership of voting securities, by contract or otherwise, or the power (exercisable alone or together in concert with others) to elect or appoint at least 50% of the HEL Board;

“Change of Control Purchaser” means a purchaser of Shares or a subscriber to an issue of new Shares which results in a Change of Control;

“Compensation Committee” means the duly constituted compensation committee of the HEL Board (which shall consist of a majority of Independent HEL Directors following the IPO Date) or, before the establishment of the compensation committee, any duly appointed committee of the HEL Board set up for the purpose of administering the Plan;

“Effective Date” shall mean 1 July 2005;

“Eligible Employee” means an Employee eligible to participate in the Plan;

“Eligible Participants” means the Eligible Employees who may be invited by HEL to take up Options as per the recommendations of the Compensation Committee;

“Employee” means a permanent employee who is on the payroll of HEL or any other member of its Group, whether located in or outside India and who is subject to the control and direction of HEL or any other member of its Group with respect to both, the work to be performed and the manner and method of performance and includes director(s) whether whole-time directors or not;

“Exercise Period” means, in respect of a particular Option, the period (which may not expire later than 10 years from the Offer Date of the Option) from the date of Vesting of such Option to a date to be determined and notified by the Compensation Committee to the Grantee thereof in

APPENDIX III PRINCIPAL TERMS OF THE HEL SHARE OPTION SCHEME

the Offer for that Option and, in the absence of such determination, the date falling 10 years from the Offer Date of that Option (subject always to earlier lapse in accordance with the provisions of paragraph 13);

“Exercise Price” means the subscription price of each Share payable by the Grantee for exercising the Option granted to him and which shall be determined in accordance with paragraph 9 and communicated in the Offer;

“Grantee” shall mean an Eligible Participant who accepts the Offer in accordance with the terms of the Plan or (where the context so permits and as referred to in paragraph 12) his Beneficiary;

“Group” means HEL and each of its Subsidiary Companies;

“HEL” shall mean Hutchison Essar Limited (formerly known as Hutchison Max Telecom Private Limited and Hutchison Max Telecom Limited), a company limited by shares, incorporated and registered under the Indian Companies Act, 1956 and having its registered office at Hutch House, Peninsula Corporate Park, Ganpatrao Kadam Marg, Lower Parel, Mumbai 400-013, India;

“HEL Board” means the board of HEL Directors or a duly authorised committee thereof;

“HEL Directors” mean the directors of HEL from time to time;

“Independent HEL Director” means a non-executive HEL Director, not being a whole time HEL Director and who is neither a Promoter nor belongs to the Promoter Group, who (a) apart from receiving HEL Director’s remuneration, does not have any other material pecuniary relationship or transactions with HEL, its Promoters, its HEL Directors, its senior management, its holding company (as defined under section 4 of the Indian Companies Act, 1956) or its Subsidiary Companies, which in the judgement of the HEL Board may affect the independence of judgement of the HEL Director and (b) satisfies or is deemed to satisfy any other requirements for an “independent director” set out in any listing agreement between HEL and any Recognised Stock Exchange;

“IPO” means the issue of Shares to the general public pursuant to an initial public offering and listing of HEL’s equity shares on a Recognised Stock Exchange;

“IPO Date” means the date on which the Shares first start trading on any Recognised Stock Exchange pursuant to an IPO;

“IPO Price” means the final price at which each Share is allotted and/or transferred to the general public upon the completion of the IPO;

“Market Value” means the latest closing price of the Shares on the designated Recognised Stock Exchange in which the Shares are listed on the Offer Date (which must be a Business Day);

“Offer” means an offer for the grant of Option(s) made pursuant to the Plan;

“Offer Date” means the date, which must be a Business Day, on which an Offer is, or is deemed to be, made to an Eligible Participant;

“Option” means a right, but not an obligation, to be issued and allotted one Share which may be granted to an Eligible Employee at the Exercise Price pursuant to the Plan;

APPENDIX III PRINCIPAL TERMS OF THE HEL SHARE OPTION SCHEME

“Plan” shall mean the HutchEssar Employees Stock Option Plan 2005 and shall include any alterations, amendments, additions, deletions, modifications, or variations thereof from time to time;

“Promoter” means:

(a)	the person or persons, who are in overall Control of HEL; or

(b)	the person or persons who are instrumental in the formation of HEL or programme pursuant to which the Shares were offered to the public; or

(c)	the person or persons named in any offer document of HEL as Promoter(s),

provided that a HEL Director or officer of HEL who is acting as such only in his professional capacity will not be deemed to be a Promoter. Where a Promoter of HEL is a body corporate, the Promoters of that body corporate shall also be deemed to be Promoters of HEL;

“Promoter Group” means:

(a)	an immediate Relative of the Promoter; or

(b)	persons whose shareholding is aggregated for the purpose of disclosing “shareholding of the promoter group” in the offer document of HEL for the IPO;

“Recognised Stock Exchange” means a stock exchange which has been registered under the Securities Exchange Board of India Act, 1992 or a stock exchange outside India recognised by similar regulatory authorities of countries outside India;

“Relative” means an immediate relative namely spouse, parent, brother, sister or child of the person or the spouse;

“Rs.” means Rupees, the currency of India;

“SEBI Guidelines” means the Securities Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 issued by the Securities Exchange Board of India under the Securities Exchange Board of India Act, 1992 and shall include any alterations, amendments, additions, deletions, modifications, or variations thereof from time to time;

“Share” means an equity share of HEL of face value of Rs. 10;

“Shareholder” means the registered holder of any Share in the share capital of HEL;

“Subsidiary Company” means a company as defined under section 4 of the Indian Companies Act, 1956;

“Unvested Option” means an Option which is not a Vested Option, and which, accordingly, is not capable of exercise by the Grantee until it becomes a Vested Option in accordance with the terms of the Plan;

“Vest” means the crystallization of a Grantee’s right to exercise an Option in accordance with paragraph 8 (and “Vested” and “Vesting” shall be construed accordingly);

“Vested Option” means an Option which has Vested; and

“Vesting Period” means the period during which the Vesting of the Options granted to the Grantee takes place in accordance with the terms of the Plan.

APPENDIX III PRINCIPAL TERMS OF THE HEL SHARE OPTION SCHEME

The following is a summary of the principal terms of the Plan.

1.	Purpose

The purpose of the Plan is to enable HEL to grant Options to Eligible Participants as reward for their past services for significant growth of the Group, to incentivise and retain Employees in an increasingly competitive environment, to align key Employees’ interests with Shareholders’ interests and to attract new Employees.

2.	Conditions

The Plan is conditional upon:

(a)	the passing of a special resolution to approve the Plan by the Shareholders in general meeting; and

(b)	compliance with any rules and/or regulations of any Recognised Stock Exchange from time to time applicable to HEL, by reason of their applicability to its Shareholders or otherwise.

If the conditions referred to above are not satisfied within such period as determined by the Compensation Committee, the Plan shall forthwith terminate and no person shall be entitled to any rights or benefits or be under any obligations under or in respect of the Plan.

3.	Who may join

The Compensation Committee may grant Options under the Plan to individuals who are Eligible Employees, subject always to any limits and restrictions specified in the Plan. However, an Employee who is:

(a)	a Promoter or belongs to the Promoter Group, or

(b)	a HEL Director, who either by himself or through his Relative(s) or through any body corporate, directly or indirectly, holds more than 10% of the total Shares in issue,

shall not be eligible to participate in the Plan.

The face value of the Shares relevant to the Options granted to non-resident Employees shall not exceed the limit provided in the Foreign Exchange Management (Transfer or issue of Security by a person resident outside India) Regulations, 2000 issued by the Reserve Bank of India vide notification no FEMA 20/ 2000-RB dated 3 May 2000, as amended or restated from time to time.

4.	Maximum number of Shares subject to the Plan

The maximum number of Shares that may be issued and allotted to all the Eligible Participants pursuant to the exercise of all outstanding Options granted and yet to be granted under the Plan will be 17,000,000 Shares, representing approximately 4.95% of the total number of Shares in issue as at the Effective Date. HEL reserves the right to reduce such number of Shares as it deems fit, based on recommendations of the Compensation Committee.

APPENDIX III PRINCIPAL TERMS OF THE HEL SHARE OPTION SCHEME

5.	Individual limits

The maximum number of Shares issued and which may fall to be issued upon the exercise of Options to each Grantee under the Plan shall not exceed 3,431,005 Shares, representing approximately 1% of the total number of Shares in issue as at the Effective Date.

6.	Acceptance of an Offer of Options

An Eligible Participant to whom an Option is offered may by notice in writing accept the offer within 21 days from the Offer Date. An Eligible Participant is not required to pay for the grant of an Option. An Offer is personal to the Eligible Participant and cannot be transferred or assigned in any manner whatsoever.

7.	Performance targets

Unless otherwise determined by the Compensation Committee and stated in the Offer to a Grantee, a Grantee is not required to achieve any performance targets before the exercise of an Option granted to him.

8.	Vesting and time of exercise of Options

All Options shall be Unvested Options upon grant. Subject to a Grantee continuing to be an Eligible Employee and paragraph 12, the Unvested Options shall vest with a Grantee automatically in accordance with the following schedule:

(a)	on the expiry of the period of 12 months after the Offer Date, or on the IPO Date, or 1 January 2007, whichever is the latest, 30% of the total Options granted shall vest and become Vested Options;

(b)	on either the expiry of the period of 24 months after the Offer Date, or at the expiry of the period of 12 months after the IPO Date, whichever is the later, another 30% of the total Options granted shall vest and become Vested Options; and

(c)	on either the expiry of the period of 36 months after the Offer Date, or at the expiry of the period of 24 months after the IPO Date, whichever is the later, the balance 40% of the total Options granted shall vest and become Vested Options.

An Option may be exercised by the Grantee or where appropriate by his Beneficiary at any time during the Exercise Period (which may not expire later than 10 years from the Offer Date of the Option).

9.	Exercise Price

Subject to such adjustments pursuant to this paragraph and paragraph 17 (as the case may be), the Exercise Price in respect of any Option shall be a price determined by the Compensation Committee in accordance with the Plan and notified to the Eligible Participant in the Offer.

Subject to any rules and/or regulations of any Recognised Stock Exchange from time to time applicable to HEL, by reason of their applicability to its Shareholders or otherwise and in the case of any Options offered during the period commencing six months before HEL files any application for IPO with the Securities and Exchange Board of India up to the IPO

APPENDIX III PRINCIPAL TERMS OF THE HEL SHARE OPTION SCHEME

Date, the Exercise Price for such Options shall be adjusted to the IPO Price. If any such Options have been offered at an Exercise Price lower than the IPO Price, such Exercise Price shall upon the IPO Date be adjusted and increased to the IPO Price.

10.	Manner of exercise of Vested Options

Subject to the fulfillment of all terms and conditions set out in the Offer, a Grantee (or, as the case may be, his Beneficiary) may exercise his Vested Options at any time during the Exercise Period by giving notice in writing to HEL stating the number of Vested Options in respect of which he wishes to exercise. Shares shall be allotted and issued pursuant to a notice of exercise within 21 days of the notice being received by HEL.

The Compensation Committee shall (subject to Applicable Laws) formulate procedures for the cashless exercise of Vested Options by Grantees (whereby the aggregate Exercise Price and other costs arising in respect of the exercise of Vested Options are satisfied out of the proceeds of sale in the market of Shares arising upon such exercise).

11.	Ranking of Shares

Shares issued or transferred on the exercise of an Option will be subject to the articles of association of HEL from time to time in force (including, without limitation, provisions relating to voting, dividend and transfer) and will rank pari passu in all respects with the then existing fully paid Shares in issue on the date of their allotment. They will not rank for any rights attaching to Shares by reference to a record date preceding the date of allotment.

No dividends will be payable and no voting rights will be exercisable in relation to an Option that has not been exercised.

12.	Termination of employment

On death of a Grantee

In the event of a Grantee ceasing to be an Eligible Employee by reason of his death, all the Options granted to him till such date shall vest with the Beneficiary of the deceased Grantee. All the Vested Options shall be permitted to be exercised within 12 months from the date of the Grantee’s death. However, under no circumstances may Options be exercised by the Beneficiary after the expiry of the Exercise Period.

On disability of Grantee

In the event of a Grantee ceasing to be an Eligible Employee by reason of total or permanent incapacity (i.e. incapacity to engage in work as a result of sickness, mental disability or otherwise or by reason of accident), all the Options granted to him as on the date of permanent incapacitation, shall vest with him on that day. All the Vested Options shall be permitted to be exercised within 12 months from the date of termination. However, under no circumstances Options can be exercised after the expiry of the Exercise Period.

On attainment of superannuation age

In the event of a Grantee ceasing to be an Eligible Employee by reason of retirement on superannuation, all the Vested Options shall be permitted to be exercised within 12 months from the date of termination on retirement. However, under no circumstances can the Vested Options be exercised after the expiry of the Exercise Period.

APPENDIX III PRINCIPAL TERMS OF THE HEL SHARE OPTION SCHEME

Termination with cause

Unless the Company determines otherwise on the basis of the recommendations of the Compensation Committee, in the event of a Grantee ceasing to be an Eligible Employee by reason of a termination of his employment on the grounds that he has been guilty of persistent or serious misconduct, or has committed any act of bankruptcy or has become insolvent or has made any arrangement or composition with his creditors generally, or has been convicted of any criminal offence (other than an offence which in the opinion of the Compensation Committee does not bring the Grantee or the Group into disrepute), or on any other ground which his employer would be entitled to terminate his contract of employment by summary dismissal, his Options (Vested and Unvested) shall lapse on the date of termination of his employment.

Other termination

In the event of a Grantee ceasing to be an Eligible Employee by reason of termination or resignation other than those specified above, all the Vested Options as on that date shall be permitted to be exercised within a period of 30 days from the date of termination or before the expiry of the Exercise Period, whichever is earlier. All Unvested Options on the date of termination shall lapse.

Long Leave

In case of a Grantee, who is on a long leave, the Compensation Committee, at its discretion, will decide the Vesting schedule with respect to that Grantee. However, the Compensation Committee shall not shorten the Vesting schedule specified in paragraph 8.

13.	Early termination of Exercise Period and lapse of Options

The Exercise Period in respect of any Option shall automatically terminate and that Option (to the extent not already exercised) shall lapse on the earliest of:

(a)	the expiry of the Exercise Period;

(b)	the expiry of any of the periods referred to in paragraph 12; and

(c)	the date on which HEL on recommendation of the Compensation Committee shall exercise HEL’s right to cancel the Option by reason of a breach of paragraph 16 by the Grantee in respect of that or any other Option.

14.	Cancellation of Options

Subject to paragraphs 16 and 17, any Option granted but not exercised may not be cancelled except with the written consent of the relevant Grantee and the prior approval of HEL.

Where HEL cancels any Option granted to a Grantee but not exercised and issues new Option(s) to the same Grantee, the issue of such new Option(s) may only be made with available unissued Options (excluding, for this purpose, the Options so cancelled) within the limit of the Plan under paragraph 4.

APPENDIX III PRINCIPAL TERMS OF THE HEL SHARE OPTION SCHEME

15.	Beneficiary designation

Each Grantee under the Plan may nominate, from time to time, any Beneficiary or Beneficiaries to whom any benefit under the Plan is to be delivered in case of his death before he receives all of such benefit. Each such nomination shall revoke all prior nominations by the same Grantee, shall be in a form prescribed by HEL and will be effective only when filed by the Grantee in writing with HEL during the Grantee’s lifetime.

16.	Non-transferability of Options

Save as provided in paragraph 15, the Options granted herein, are personal to the Grantee. The Options cannot be assigned, alienated, pledged, attached, hypothecated, sold, or otherwise transferred or encumbered by the Grantee otherwise than by will or by the laws of descent, to the extent permitted under the Applicable Laws, and any purported assignment, alienation, pledge, attachment, hypothecation, sale, transfer, or encumbrance not permitted herein shall be void and unenforceable against HEL. Any breach of the foregoing by a Grantee shall entitle HEL to cancel any Option granted to such Grantee to the extent not already exercised.

17.	Reorganisation of Capital Structure and other corporate actions

In the event of an increase in Exercise Price due to paragraph 9 or any alteration in the capital structure of HEL whilst any Option remains exercisable or the Plan remains in effect, and such event arises from a capitalisation of profits or reserves, rights issue of securities to holders of the Shares (including any securities convertible into share capital or warrants or options to subscribe for any share capital of HEL, but excluding Options under the Plan and options under any other similar share option scheme of the Group), merger, consolidation, subdivision or reduction of the share capital of HEL, then, in any such case HEL shall make a corresponding fair and reasonable adjustment, if any, to:

(a)	the number or nominal amount of Shares to which the Plan or any Option(s) relates (insofar as it is/they are unexercised); and/or

(b)	the Exercise Price of any Option; and/or

(c)	(unless the relevant Grantee elects to waive such adjustment) the number of Shares comprised in an Option or which remain comprised in an Option; and/or

(d)	the method of exercise of any Option; and/or

(e)	the maximum number of Shares referred to in paragraph 4,

based on the recommendations of the Compensation Committee provided that:

(aa)	any such adjustment shall give the Grantee the same proportion of the issued share capital of HEL for which such Grantee would have been entitled to subscribe had he exercised all the Options held by him immediately prior to such adjustment;

(bb)	any such adjustment shall be made on the basis that the aggregate Exercise Price payable by a Grantee on the full exercise of any Option shall remain as nearly as possible the same (but shall not be greater than) as it was before such event;

(cc)	any such adjustment shall be made in accordance with the SEBI Guidelines;

APPENDIX III PRINCIPAL TERMS OF THE HEL SHARE OPTION SCHEME

(dd)	no such adjustment shall be made the effect of which would be to enable a Share to be issued at less than its face value; and

(ee)	the transfer of Shares or other securities of the Group as consideration in a transaction shall not be regarded as a circumstance requiring any such adjustment.

In respect of any adjustment referred to in this paragraph, other than any made on a capitalisation issue, HEL’s auditors or an independent financial adviser must confirm to the HEL Board in writing that the adjustments satisfy the requirements of this paragraph. In giving any confirmation under this paragraph, HEL’s auditors or the relevant independent financial adviser shall be deemed to be acting as experts and not as arbitrators and their confirmation shall, in the absence of manifest error, be final, conclusive and binding on HEL and all persons who may be affected thereby.

In the event of any corporate action, as contemplated by the SEBI Guidelines, including (without limitation) rights on a general offer, rights on compromise, arrangement, reconstruction or amalgamation, rights where a person becomes bound or entitled to acquire shares and rights where there is a change in control of HEL, which is not contemplated by the paragraph above, HEL may, subject to the provisions of the Plan and Applicable Laws, adjust the number of Options (Vested as well as Unvested) or the Exercise Price in respect of the Options or the Vesting Period or the Exercise Period or take one or more of the foregoing actions as it deems appropriate in accordance with the SEBI Guidelines while ensuring that the interests of the Option holders are protected.

If a person or a company obtains Control of the Company (other than pursuant to a reorganisation for IPO or any other intra group reorganisation) as a result of making a general offer to acquire the whole of the issued ordinary share capital of the Company or a person or a company is making a general offer to acquire all the shares in the Company which are of the same class as the Shares then (subject to the IPO having taken place and notwithstanding any other terms of this Plan) any Option, Vested or Unvested may be exercised within 21 days of either: (a) the date when the person making the offer has obtained Control of the Company, or (b) 1 January 2007, whichever is the later.

If there is a Change of Control (other than pursuant to a reorganisation for IPO or any other intra group reorganisation) and a Change of Control Purchaser requires HEL to cancel the Unvested Options, then HEL, on recommendation of the Compensation Committee, shall cancel all Unvested Options. As a condition precedent to canceling all Unvested Options the Change of Control Purchaser must pay the following amounts to HEL on behalf of the Grantees.

In respect of each Grantee, an amount equal to: (i) the amount that Grantee would have received if all Unvested Options held by that Grantee were Vested, exercised and sold to the Change of Control Purchaser at a price per Share certified by the Compensation Committee to be average price per Share paid by the Change of Control Purchaser to secure the Change of Control; less (ii) the amount of the Exercise Price that Grantee would have required to pay in respect of all that Grantee’s Unvested Options.

18.	Withholding and other taxes

All the Options granted under the Plan shall be subject to all applicable withholding tax requirements, if any, and HEL or any member of the Group may withhold such taxes accordingly. No Shares (or sale proceeds therefrom, as the case may be) shall be disbursed to the Grantee or his Beneficiary, on exercise of his Options under the Plan unless appropriate taxes as required under the applicable tax laws, are discharged.

APPENDIX III PRINCIPAL TERMS OF THE HEL SHARE OPTION SCHEME

19.	Arbitration

In the event of a dispute arising out of or in relation to the contract concluded pursuant to the acceptance of an Offer of Options (including a dispute relating to the construction or performance thereof), the relevant parties shall attempt in the first instance to resolve such dispute through an amicable settlement. If the relevant parties fail to resolve the dispute by reaching a mutual understanding, then either party may refer the dispute to a single arbitrator acceptable to both and failing agreement, to three arbitrators, one to be appointed by either party and the third arbitrator to be jointly appointed by the two arbitrators appointed by the parties. The arbitration proceedings shall be held in Mumbai, India under and in accordance with the Indian Arbitration and Conciliation Act, 1996 or any statutory modification or re-enactment thereof for the time being in force.

20.	Governing Law

The Plan, all agreements hereunder and all Options granted hereunder shall be governed by and construed in accordance with the Applicable Laws. Any term of the Plan that is contrary to the requirement of the CG Guidelines or SEBI Guidelines or any other Applicable Law or other Indian regulations shall not apply to the extent it is contrary.

21.	Regulatory approvals

The implementation of the Plan, the granting of any Option under the Plan and the issuance of any Shares under the Plan shall be subject to the procurement by HEL and the Grantees of all approvals and permits required by any regulatory authorities having jurisdiction over the Plan, the Options and the Shares issued pursuant thereto.

22.	Modification of the Plan

Subject to the applicable rules and/or regulations of any Recognised Stock Exchange from time to time applicable to HEL, by reason of their applicability to its Shareholders or otherwise, the Compensation Committee may pursuant to a special resolution passed by the shareholders of HEL in general meeting at any time and from time to time:

(a)	revoke, add to, alter, amend or vary all or any of the terms and conditions of the Plan or all or any of the rights and obligations of the Grantees;

(b)	formulate various sets of special terms and conditions in addition to those set out herein, to apply to the Grantees. Each of such sets of special terms and conditions shall be restricted in its application to those Grantees;

(c)	formulate separate sets of special terms and conditions in addition to those set out herein, to apply to each class or category of Grantees separately and each of such sets of special terms and conditions shall be restricted in its applications to such Grantees; and

(d)	alter the Exercise Price, if an Option becomes unattractive due to fall in Market Price of the Share,

provided that no variation, alteration, addition or amendment to the Plan can be made if it is detrimental to the interest of the Grantees.

APPENDIX III PRINCIPAL TERMS OF THE HEL SHARE OPTION SCHEME

23.	Term of the Plan

Subject to paragraphs 2 and 24, the Plan shall continue in effect for a period of 10 years from the Effective Date, after which period no further Options shall be granted but the provisions of the Plan shall in all other respects remain in full force and effect to the extent necessary to give effect to the exercise of any Options granted or exercised prior thereto or otherwise as may be required in accordance with the provisions of the Plan.

24.	Termination of the Plan

The Plan may be terminated at any time by HEL and in such event no further Options will be offered, but the then existing Options shall remain in full force and effect as if the Plan had not been terminated unless mutually agreed otherwise between the Grantees and HEL.

25.	Administration of the Plan

The Plan shall be administered by the Compensation Committee, whose decision shall be conclusive and binding on all the parties concerned.

APPENDIX IV PRINCIPAL TERMS OF THE 2004 PARTNER SHARE OPTION PLAN

In this appendix, unless the context otherwise requires, the following expressions have the following meanings:

“Affiliate” means any “employing company” within the meaning of Section 102(a) of the Tax Ordinance;

“Approved 102 Option” means an Option granted pursuant to Section 102(b) of the Tax Ordinance and held in trust by a Trustee for the benefit of the Participants;

“Commencement Date” means, with respect to the vesting schedule of an Option, shall be the date of grant of Option, unless another date for the commencement of the vesting schedule with respect to such Option has been set by the Compensation Committee and written in the Grant Instrument;

“Compensation Committee” means the committee duly appointed by the Board of Directors of Partner for the purpose of administering the Plan;

“Effective Date” means the date on which the Board of Directors of Partner approved the Plan;

“Employee” means a person who is employed by the Company or its Affiliates, including an individual who is serving as a director or an office holder, all as defined in Section 102 of the Tax Ordinance;

“Grant Instrument” means a written instrument signed by Partner and accepted by the Participant in respect of each grant of Option which is to be accompanied by a copy of the Plan and contain such provisions as the Compensation Committee, in its sole discretion, may deem necessary or desirable;

“Partner” means Partner Communications Company Ltd., a public company incorporated and registered under the laws of the State of Israel;

“Non-Employee” a person who is not an Employee of Partner or its Affiliates;

“Option” means an option to purchase one or more shares of Partner granted pursuant to the Plan;

“Option Exercise Price” means the exercise price per share in respect of an Option to be determined in accordance with the Plan;

“102 Option” means any Options granted to Employees pursuant to Section 102 of the Tax Ordinance;

“3(i) Option” means an Option granted pursuant to Section 3(i) of the Tax Ordinance to any person who is a Non-Employee;

“Plan” shall mean the 2004 Share Option Plan of Partner and shall include any alterations, amendments, additions, deletions, modifications, or variations thereof from time to time;

“Ordinary Shares” means ordinary shares of Partner;

“Participant” means an Employee or a Non-Employee to whom an Option is granted pursuant to the Plan, and upon his death or legal incapacity, his successors, heirs, executors and administrators, as the case may be;

“Tax Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, as amended, and any regulations, rules, orders or procedures promulgated thereunder;

“Trustee” means any individual appointed by Partner to serve as a trustee and approved by the Israeli Tax Authorities, all in accordance with the provisions of Section 102(a) of the Tax Ordinance; and

“Unapproved 102 Option” means an Option granted pursuant to Section 102(c) of the Tax Ordinance and not held in trust by a Trustee.

APPENDIX IV PRINCIPAL TERMS OF THE 2004 PARTNER SHARE OPTION PLAN

The following is a summary of the principal terms of the Plan.

1.	Purpose

The Plan is intended to promote the interests of Partner and its shareholders by providing employees, officers and advisors of Partner with appropriate incentives and rewards to encourage them to enter into and continue in the employ of or service to Partner and to acquire a proprietary interest in the long-term success of Partner.

The Plan is designed to enable employees and officers of Partner to benefit from the provisions of Section 102 of the Tax Ordinance.

2.	Who may join

Options may be granted to any Employees or Non-Employees of Partner or its Affiliates selected by the Compensation Committee provided, however, that no Option may be granted to any person serving as a member of the Compensation Committee at the time of the grant.

3.	Maximum number of Shares subject to the Plan

The total number of authorized and unissued Ordinary Shares reserved for issuance under the Plan shall not exceed 5,775,000 Ordinary Shares, representing approximately 3.15% of the total issued share capital of Partner as at the Effective Date.

4.	Individual limits

The maximum number of Options which may be issued and allotted and which may be required to be issued and allotted upon the exercise of Options to each Participant under the Plan shall not exceed 1,834,615 Ordinary Shares, representing approximately 1% of the total issued share capital of Partner as at the Effective Date.

5.	Acceptance of an Offer of Options

Each Option granted under the Plan shall be evidenced by a Grant Instrument signed by Partner and accepted by the Participant. A Participant is not required to pay for the grant of an Option.

Options granted under the Plan are personal to the Participant and cannot be assigned or transferred in any manner whatsoever.

6.	Performance targets

Unless otherwise determined by the Compensation Committee and stated in the Grant Instrument, a Participant is not required to achieve any performance targets before the exercise of an Option granted to him.

7.	Vesting and time of exercise of Options

An Option shall become cumulatively vested as to one-fourth (25%) of the Ordinary Shares covered thereby on each of the first, second, third, and fourth anniversaries of its Commencement Date, unless otherwise set by the Compensation Committee in the Grant Instrument.

APPENDIX IV PRINCIPAL TERMS OF THE 2004 PARTNER SHARE OPTION PLAN

An Option may be exercised during the exercise period as will be determined by the Compensation Committee and will not exceed ten years from the date of Option grant.

8.	Option Exercise Price

The Option Exercise Price in respect of an Option shall be a price determined by the Compensation Committee in accordance with the Plan.

9.	Issuance of Option and Trust Arrangement

Employees may only be granted 102 Options and Non-Employees may only be granted 3(i) Options.

Partner may designate Options granted to Employees as Unapproved 102 Options or Approved 102 Options in accordance of the terms and conditions set forth in Section 102 of the Tax Ordinance.

All Approved 102 Options and any Ordinary Shares allocated or issued upon exercise thereof and other rights shall be allocated or issued to the Trustee and held for the benefit of the Participants for such period of time as required by Section 102 of the Tax Ordinance. A Participant may not sell or remove the Ordinary Shares from the Trustee before the end of the aforesaid period.

Any grant of Options under the Plan shall be in compliance with the requirements under applicable laws and regulations, including by reason of their applicability to the Company’s shareholders or otherwise.

10.	Manner of exercise of Vested Options

An Option, or any part thereof, shall be exercised by the Participant’s signing and delivering to Partner at its principal office, for the attention of its Secretary (and to the Trustee, if the Option is held in trust), a Notice of Exercise in such form and substance as prescribed by the Compensation Committee and payment for the Ordinary Shares purchased.

Subject to any other applicable provisions of the Plan, Ordinary Shares purchased upon the exercise of an Option shall be issued in the name of the Trustee or the Participant, all in accordance with the requirements of the Tax Ordinance.

11.	Ranking of Shares

Ordinary Shares issued to a Participant upon the exercise of an Option shall be subject to the articles of association of Partner from time to time in force (including, without limitation, provisions relating to voting and dividend) and shall be free and clear of any transfer restrictions.

No Participant shall have any right as a shareholder with respect to any Ordinary Shares covered by or relating to any Option, whether or not exercised, until the due issuance of Ordinary Shares by Partner.

12.	Adjustments of Options granted

(a)	A Participant’s rights under an Option granted may be adjusted in the event of (i) subdivision or combination of Ordinary Shares or upon merger, consolidation, reorganization, recapitalization or similar event, each Participant shall be entitled, upon

APPENDIX IV PRINCIPAL TERMS OF THE 2004 PARTNER SHARE OPTION PLAN

exercising a vested Option and subject to the terms of the Plan, to be issued in respect of the Option, such number of Ordinary Shares or amount of other securities of Partner or such other corporation as were exchangeable for the number of Ordinary Shares which such Participant would have been entitled to purchase had such event or events not occurred, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or exchange, so that the Participant will not be materially better or worse off as a result of the relevant event.

(b)	In the event that Partner shall issue bonus shares upon or with respect to its Ordinary Shares, each Participant upon exercising such Option shall be issued by Partner (for the exercise price payable upon such exercise), the Ordinary Shares as to which he is exercising his Option and, in addition thereto (at no additional cost), such number of shares which he would have received if he had been the holder of the Ordinary Shares as to which he is exercising his Option at all times between the date of issuance of such Option on behalf of a Participant in the name of the Trustee and the date of its exercise.

(c)	The Compensation Committee may determine the specific adjustments to be made in accordance with this paragraph 12 and the rules and regulations of any stock exchange applicable from time to time to Partner, by reason of their applicability to its shareholders or otherwise. Determination made in accordance with this paragraph shall be conclusive.

13.	Termination of employment or service

On retirement, death or disability of a Participant

In the event that a Participant’s employment or service is terminated by reason of the Retirement, Disability or death of the Participant: (i) Options granted to such Participant, to the extent vested at the time of termination of employment or service, shall be exercisable during the remainder of their exercise period; and (ii) Options granted to such Participant, to the extent that they were not vested at the time of termination of employment or service, shall expire at such time; provided, however, that a pro rata portion of the Options that would have become vested on the next anniversary of the Commencement Date (but for such termination of employment or service) shall become vested on the date of such termination of employment or service and shall be exercisable during the remainder of their exercise period. Retirement and Disability are to be determined in accordance with the terms of the Plan.

On voluntary termination by a Participant

In the event that a Participant’s employment or service is terminated by the Participant voluntarily for reasons other than Retirement, Disability or death, (i) Options granted to such Participant, to the extent vested at the time of termination of employment or service, shall be exercisable for a period of 90 days following either termination or the date upon which the Participant may freely sell Ordinary Shares acquired upon the exercise of Option, whichever is later; and (ii) Options granted to such Participant, to the extent that they were not vested at the time of termination of employment or service, shall expire at the time of termination.

APPENDIX IV PRINCIPAL TERMS OF THE 2004 PARTNER SHARE OPTION PLAN

Termination for cause

In the event a Participant’s employment with or service is terminated by reason of the willful and continued failure to perform his duties or obligations or the willful misconduct, all outstanding Options granted to such Participant shall expire upon the termination of employment or service. A Participant may challenge the Compensation Committee’s determination to terminate the employment or service, the final determination shall be made by a court of competent jurisdiction.

Termination other than for cause

In the event of a Participant’s employment or service is terminated for any reason other than for cause, (i) Options granted to such Participant, to the extent vested at the time of termination of employment or service, shall be exercisable during the remainder of their exercise period; and (ii) Options granted to such Participant, to the extent that they were not vested at the time of termination of employment or service, shall expire at such time.

14.	Cancellation of Options

The Compensation Committee may determine whether, to what extent and under what circumstances an Option may be cancelled. Where Partner cancels any Option granted to a Participant but not exercised and issues new Option(s) to the same Participant, the issue of such new Option(s) may only be made with available unissued Options (excluding, for this purpose, the Options so cancelled) within the limit of the Plan under paragraph 3.

15.	Beneficiary designation

Each Participant may file with Partner a written designation of beneficiary to whom any benefit under the Plan is to be delivered in the case of his death and may, from time to time, amend or revoke such designation.

16.	Non-transferability of Options

Save as provided in paragraph 15, no Options granted shall be assigned, transferred or given as collateral to any third party. During the lifetime of a Participant, each and all of such Participant’s rights under the Options shall be exercisable by the Participant only.

17.	Tax

Any tax consequences arising from the grant or exercise of any Option or payment for Ordinary Shares or any other event or act in relation to the Plan shall be borne by the Participant.

In respect of withholding tax requirements, Partner may deduct an amount sufficient to satisfy such requirements relating to the Options granted or may require the Participant to remit in cash such amount as is applicable. If such amount of cash is not remitted in a timely manner, Partner may withhold such Ordinary Shares or any other non-cash assets pending payment by the Participants.

18.	Governing Law

The Plan, all instruments issued thereunder or in connection therewith, shall be governed by, and construed and administered in accordance with the laws of the State of Israel.

APPENDIX IV PRINCIPAL TERMS OF THE 2004 PARTNER SHARE OPTION PLAN

19.	Required approvals

The Plan is subject to the receipt, and the terms, of all approvals required under any applicable laws, including by reason of their applicability to its shareholders or otherwise.

20.	Amendments of the Plan

(a)	Subject to terms of the Plan and the rules and/or regulations of any stock exchange applicable from time to time to Partner, by reason of their applicability to its shareholders or otherwise, the Plan may be altered in any respect by a resolution of the Board of Directors of Partner except that, to the extent applicable, provisions relating to matters set out in Rule 17.03 of Chapter 17 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time shall not be altered to the advantage of Participants except with the prior sanction of a resolution of Partner in general meeting.

(b)	Any alterations to the terms and conditions of the Plan which are of a material nature or to the Options granted shall be approved by the shareholders of Partner except where the alterations take effect automatically under the existing terms of the Plan.

(c)	Any change to the authority of the Board of Directors of Partner or the Compensation Committee in relation to any alteration to the terms of the Plan must be approved by the shareholders of Partner in general meeting.

21.	Term of the Plan

Subject to paragraph 22, the Plan shall continue in effect for a period of 10 years from the Effective Date, after which period no further Options shall be granted but the provisions of the Plan shall in all other respects remain in full force and effect to the extent necessary to give effect to the exercise of any Options granted or exercised prior thereto or otherwise as may be required in accordance with the provisions of the Plan.

22.	Termination of the Plan

The Plan may be terminated at any time by Partner and in such event no further Options will be offered, but the then existing Options shall remain in full force and effect as if the Plan had not been terminated unless mutually agreed otherwise between the Participants and Partner.

23.	Administration of the Plan

The Compensation Committee shall administer the Plan and exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan. The interpretation and construction by the Compensation Committee on any provision of the Plan or any Grant Instrument or Option thereunder shall be final and conclusive, unless otherwise determined by the Board of Directors of Partner.

NOTICE OF ANNUAL GENERAL MEETING

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Hutchison Telecommunications International Limited will be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 16 May 2006 at 2:30 p.m. for the following purpose of considering and, if thought fit, passing the following resolutions:

1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2005;

2.	To re-elect directors of the Company and to authorise the board of directors to fix the directors’ remuneration;

3.	To re-appoint PricewaterhouseCoopers as the auditors of the Company and to authorise the board of directors to fix their remuneration; and

4.	As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(A)	“THAT:

(a)	subject to paragraphs (b) and (c) of this resolution, the exercise by the board of directors of the Company (the “Directors”) during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and otherwise deal with new shares of the Company (the “Shares”) and to allot, issue or grant securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares or such convertible securities, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall not extend beyond the Relevant Period but shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such power after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to Shares issued as a result of a Rights Issue (as defined below), the exercise of the subscription or conversion rights attaching to any warrants or any securities convertible into Shares or the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to persons such as officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares or any scrip

NOTICE OF ANNUAL GENERAL MEETING

dividend providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution and the said approval shall be limited accordingly; and

(d)	for the purposes of this resolution,

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

“Rights Issue” means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).”

(B)	“THAT:

(a)	subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase or repurchase on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), or any other stock exchange on which the securities of the Company are or may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, Shares including any form of depositary shares representing the right to receive such Shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution, and the said approval shall be limited accordingly; and

(c)	for the purpose of this resolution, “Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

NOTICE OF ANNUAL GENERAL MEETING

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

(C)	“THAT subject to the passing of Ordinary Resolutions No. 4(A) and 4(B) set out in the notice convening this meeting, the aggregate nominal amount of the share capital of the Company which may be purchased or repurchased by the Company pursuant to the authority granted to the Directors by Ordinary Resolution No. 4(B) set out in the notice convening this meeting shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or issued or agreed conditionally or unconditionally to be allotted or issued by the Directors pursuant to Ordinary Resolution No. 4(A) set out in the notice convening this meeting, provided that such shares shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution.”

5.	As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

“THAT, with effect from the conclusion of the meeting at which this resolution is passed, the rules of the share option scheme of Hutchison Essar Limited (an indirect non wholly own subsidiary of the Company) (a copy of which has been produced to the meeting and marked “A”) (the “HEL Share Option Scheme”) be and they are hereby approved and adopted and that the directors of the Company acting together, individually or by committee, be and they are hereby authorised to approve any amendments to the rules of the HEL Share Option Scheme as may be acceptable or not objected to by The Stock Exchange of Hong Kong Limited, and to take all such steps as may be necessary, desirable or expedient to carry into effect the HEL Share Option Scheme subject to and in accordance with the terms thereof with effect from the conclusion of the meeting at which this resolution is passed.”

6.	As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

“THAT, with effect from the conclusion of the meeting at which this resolution is passed, the rules of the revised 2004 Share Option Plan of Partner Communications Company Ltd. (an indirect non wholly owned subsidiary of the Company whose shares are listed on the Tel-Aviv Stock Exchange with American depositary shares quoted on the US NASDAQ and traded on the London Stock Exchange) (a copy of which has been produced to the meeting and marked “B”) (the “2004 Partner Share Option Plan”) be and they are hereby approved and adopted and that the directors of the Company acting together, individually or by committee, be and they are hereby authorised to approve any amendments to the rules of the 2004 Partner Share Option Plan as may be acceptable or not objected to by The Stock Exchange of Hong Kong Limited, and to take all such steps as may be

NOTICE OF ANNUAL GENERAL MEETING

necessary, desirable or expedient to carry into effect the 2004 Partner Share Option Plan subject to and in accordance with the terms thereof with effect from the conclusion of the meeting at which this resolution is passed.”

The register of members of the Company will be closed from Wednesday, 10 May 2006 to Tuesday, 16 May 2006, both days inclusive.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 21 April 2006

Notes:

1.	In order to be entitled to attend and vote at the Meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Company’s branch share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited no later than 4:00 p.m. on Tuesday, 9 May 2006.
2.	Only members are entitled to attend and vote at the Meeting.
3.	A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of that member. A proxy need not be a member of the Company. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.
4.	At the Meeting, the chairman of the Meeting will exercise his power under Article 66 of the Articles of Association of the Company to put each of the above resolutions to the vote by way of a poll.
5.	With respect to Ordinary Resolution No.4(A), the directors of the Company wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the members under Ordinary Resolution No.4(A) as a general mandate for the purpose of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
6.	A circular containing the information regarding the directors proposed to be re-elected, general mandates to issue and repurchase shares of the Company, the HEL Share Option Scheme and the 2004 Partner Share Option Plan is being sent to the shareholders of the Company together with the Company’s 2005 Annual Report.

Exhibit 1.2

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING

I/We (note 1)____________________________________________________________________________________________

of ______________________________________________________________________________________________________

being the registered holder(s) of (note 2) _________________________shares of HK$0.25 each in the share capital of HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED (the “Company”), hereby appoint (note 3) ___________________  of ________________________________________________________________________________  or failing him the Chairman of the meeting, as my/our proxy to act for me/us at the annual general meeting (or at any adjournment thereof) of the Company to be held on Tuesday, 16 May 2006 at 2:30 p.m. (the “Meeting”) and to vote for me/us as directed below or, if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS			FOR	AGAINST
			(note 4)	(note 4)
1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2005.

2.	(a)	To re-elect Mr. FOK Kin-ning, Canning as a director.

	(b)	To re-elect Mr. Tim PENNINGTON as a director.

	(c)	To re-elect Mr. Naguib SAWIRIS as a director.

	(d)	To re-elect Mr. Aldo MAREUSE as a director.

	(e)	To authorise the board of directors to fix the directors’ remuneration.

3.	To re-appoint PricewaterhouseCoopers as the auditors of the Company and to authorise the board of directors to fix their remuneration.

4.	(a)	Ordinary resolution on item 4(A) of the Notice of the Meeting

(To grant a general mandate to the directors of the Company to issue additional shares)

	(b)	Ordinary resolution on item 4(B) of the Notice of the Meeting

(To grant a general mandate to the directors of the Company to repurchase shares of the Company)

	(c)	Ordinary resolution on item 4(C) of the Notice of the Meeting

(To extend the general mandate to the directors of the Company to issue additional shares)

5.	Ordinary resolution on item 5 of the Notice of the Meeting

(To approve the share option scheme of Hutchison Essar Limited)

6.	Ordinary resolution on item 6 of the Notice of the Meeting

(To approve the share option plan of Partner Communications Company Ltd.)

Dated 2006	Signature (note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2.	Please insert the number of shares of HK$0.25 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
3.	Please insert the name and address of the proxy desired. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.
4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, PLEASE TICK IN THE RELEVANT BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, PLEASE TICK IN THE RELEVANT BOX MARKED “AGAINST”. Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to in the notice convening the Meeting. If you wish to vote part of your shares for and part of your shares against the resolution in the event that a poll is called, please insert the number of shares in the relevant box.
5.	The form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person authorised to sign the same.
6.	Where there are joint holders of any share in the capital of the Company, any one of such joint holders may vote, either in person or by proxy, at the Meeting, but if more than one of such joint holders be present at the Meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.
7.	To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be deposited at the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjourned meeting (as the case may be).
8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9.	Completion and deposit of the form of proxy will not preclude you from attending and voting in person at the Meeting or at any adjourned meeting thereof (as the case may be) should you so wish, and in such event, the form of proxy shall be deemed to be revoked.
10.	Any alteration made to this form of proxy must be initialled by the person who signs it.
11.	At the Meeting, the Chairman of the Meeting will exercise his power under Article 66 of the Company’s Articles of Association to put each of the above resolutions to the vote by way of a poll. On a poll, every member who is present in person or by proxy or (being a corporation) is present by a duly authorised representative shall have one vote for every fully paid share of which he is the holder.

Exhibit 1.3

Time Sensitive Materials

Depositary’s Notice of

Shareholders’ Meeting of

Hutchison Telecommunications International Limited

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	44841T107.

ADS Record Date:	April 15, 2006.*

Meeting Specifics:	Annual General Meeting - May 16, 2006 at 2:30 P.M. (local time) at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on May 9, 2006.

Deposited Securities:	Ordinary Shares, par value HK$0.25 per Share, of Hutchison Telecommunications International Limited, a company organized under the laws of the Cayman Islands (the “Company”).

ADS Ratio:	15 Ordinary Shares to 1 ADS.

Depositary:	Citibank, N.A.

Custodian(s) of Deposited Securities:	Citibank, N.A. - Hong Kong Office.

Deposit Agreement:	Deposit Agreement, dated as of October 15, 2004, by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADRs, evidencing ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on May 9, 2006.

Note that if you do not timely return the Voting Instructions to the

Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

*	The ADS Record Date is effective on April 17, 2006, due to April 15, 2006 being a weekend.

The Company has announced that an Annual General Meeting of Shareholders (the “Meeting”) will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.*

Holders of ADRs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADRs, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADR Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company for the purpose of exercising the voting rights pertaining to the Deposited Securities represented by such Holder’s ADSs.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, if the Depositary timely received Voting Instructions from an ADR Holder which fails to specify the manner in which the Depositary is to vote the ADSs, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to vote such ADRs evidenced by ADSs in favor of the items set forth in the Voting Instructions. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, the Company’s Board of Directors may, pursuant to the provisions of or governing the Deposited Securities, suspend the voting rights, of any Deposited Securities. If the Board of Directors suspends such rights, the Company will promptly provide a notice to the Depositary, specifying: (i) the identity of the Holder or Beneficial Owner to be disenfranchised of their voting rights in respect to their deposited securities; (ii) the matters upon which such Holder or Beneficial Owner may not vote the Deposited Securities; and, (iii) instructions to the Depositary with respect to such other actions as it deems or may deem necessary or desirable to enforce the restrictions on the exercise of voting rights.

*	As set forth in the Deposit Agreement, Holders of record of ADRs as of the close of business on the ADS Record Date, will be entitled, subject to applicable provisions of the laws of the Cayman Islands and the Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders’ ADSs.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

Annual General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on May 9, 2006 for action to be taken.

2006 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Hutchison Telecommunications International Limited (the “Company”)

ADS CUSIP No.:	44841T107.
ADS Record Date:	April 15, 2006.*
Meeting Specifics:	Annual General Meeting - May 16, 2006 at 2:30 P.M. (local time) at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of October 15, 2004.
Deposited Securities:	Ordinary Shares, par value HK$0.25 per Share, of the Company.
Custodian(s):	Citibank, N.A. - Hong Kong Office.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADR Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company for the purpose of exercising the voting rights pertaining to the Deposited Securities represented by such Holder’s ADSs.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, if the Depositary timely received Voting Instructions from an ADR Holder which fails to specify the manner in which the Depositary is to vote the ADSs, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to vote such ADRs evidenced by ADSs in favor of the items set forth in the Voting Instructions. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at a Meeting of Shareholders.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, the Company’s Board of Directors may, pursuant to the provisions of or governing the Deposited Securities, suspend the voting rights, of any Deposited Securities. If the Board of Directors suspends such rights, the Company will promptly provide a notice to the Depositary, specifying: (i) the identity of the Holder or Beneficial Owner to be disenfranchised of their voting rights in respect to their deposited securities; (ii) the matters upon which such Holder or Beneficial Owner may not vote the Deposited Securities; and, (iii) instructions to the Depositary with respect to such other actions as it deems or may deem necessary or desirable to enforce the restrictions on the exercise of voting rights.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

*	The ADS Record Date is effective on April 17, 2006, due to April 15, 2006 being a weekend.

1.	Approval to receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2005.

2.	(a) Approval to re-elect Mr. FOK Kin-ning, Canning as a director.

(b)	Approval to re-elect Mr. Tim PENNINGTON as a director.

(c)	Approval to re-elect Mr. Naguib SAWIRIS as a director.

(d)	Approval to re-elect Mr. Aldo MAREUSE as a director.

(e)	Approval to authorise the board of directors to fix the directors’ remuneration.

3.	Approval to re-appoint PricewaterhouseCoopers as the auditors of the Company and to authorise the board of directors to fix their remuneration.

Ordinary Resolutions

4.	(A)	Approval to grant a general mandate to the directors of the Company to issue additional shares, as set forth in the Company’s Notice of Meeting enclosed herewith.

	(B)	Approval to grant a general mandate to the directors of the Company to repurchase shares of the Company, as set forth in the Company’s Notice of Meeting enclosed herewith.

	(C)	Approval to extend the general mandate to the directors of the Company to issue additional shares, as set forth in the Company’s Notice of Meeting enclosed herewith.

5.	Approval of the share option scheme of Hutchison Essar Limited, as set forth in the Company’s Notice of Meeting enclosed herewith.

6.	Approval of the share option plan of Partner Communications Company Ltd., as set forth in the Company’s Notice of Meeting enclosed herewith.

A Issues
	For	Against	Abstain		For	Against	Abstain
Resolution 1	☐	☐	☐	Resolution 3	☐	☐	☐

Resolution 2(a)	☐	☐	☐	Resolution 4(A)	☐	☐	☐

Resolution 2(b)	☐	☐	☐	Resolution 4(B)	☐	☐	☐

Resolution 2(c)	☐	☐	☐	Resolution 4(C)	☐	☐	☐

Resolution 2(d)	☐	☐	☐	Resolution 5	☐	☐	☐

Resolution 2(e)	☐	☐	☐	Resolution 6	☐	☐	☐

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)

		/	/

Hutchison Telecom

Annual Report 2005

Investing for Growth

Delivering Today

Hutchison Telecommunications International Limited

(SEHK Stock Code: 2332 / NYSE Ticker: HTX)

Exhibit 1.4

Hutchison Telecommunications International Limited Corporate Information BOARD OF DIRECTORS Chairman FOK Kin-ning, Canning, BA, DFM, ACA (Aus) Executive Directors Dennis Pok Man LUI, BSc Chief Executive Officer Tim Lincoln PENNINGTON, BA Chief Financial Officer Non-executive Directors Frank John SIXT, MA, LLL Naguib SAWIRIS, BSc, MA Aldo MAREUSE, BSc Independent Non-executive Directors KWAN Kai Cheong, BA, ACA (Aus) John W STANTON, BA, MBA Kevin WESTLEY, BA, FCA Alternate Directors CHOW WOO Mo Fong, Susan, BSc (Alternate to Fok Kin-ning, Canning) CHAN Ting Yu, LLB, BA, PCLL Corporate Development Director (Alternate to Dennis Pok Man Lui) WOO Chiu Man, Cliff, BSc Chief Technology Officer (Alternate to Tim Lincoln Pennington) NARDI, Kar Wai Agnes, BSoc.Sc.

Operations Director

(Alternate to Frank John Sixt)

Martin MICHLMAYR, BA, MBA

(Alternate to Naguib Sawiris)

Ragy SOLIMAN, LLB, MA

(Alternate to Aldo Mareuse)

AUDIT COMMITTEE

Kevin WESTLEY (Chairman)

KWAN Kai Cheong

John W STANTON

REMUNERATION COMMITTEE

FOK Kin-ning, Canning (Chairman)

KWAN Kai Cheong

Kevin WESTLEY

COMPANY SECRETARY

Edith SHIH, BSE, MA, MA, EdM, FCS, FCIS

QUALIFIED ACCOUNTANT

Mark Robert HARRIS, BSc, CPA (USA)

AUDITORS

PricewaterhouseCoopers

PRINCIPAL BANKERS

ABN AMRO Bank N.V.

The Hongkong and Shanghai Banking Corporation Limited

Standard Chartered Bank (Hong Kong) Limited

Contents

Overview	02

Financial Highlights	03

Chairman’s Statement	04

Milestones	10

The Board and Management	12

Operations Review

■ The Group	16

■ India	18

■ Israel	20

■ Hong Kong and Macau	22

■ Thailand	26

■ Indonesia and Vietnam	28

■ Sri Lanka and Ghana	30

Staff and Community	32

Management Discussion and Analysis	33

Corporate Governance Report	55

Directors’ Report	65

Consolidated Financial Statements and Supplementary Information

Auditors’ Report	101

Consolidated Profit and Loss Account	102

Consolidated Balance Sheet	103

Consolidated Cash Flow Statement	104

Consolidated Statement of Recognised Income and Expense	106

Notes to the Accounts	107

Principal Subsidiary Companies	174

Information for US Investors	176

Five-year Financial Summary	188

Overview

Delivering today

Hutchison Telecom is a global provider of telecommunications services, serving some of the world’s most exciting and rapidly growing markets. The Group operates in nine international marketplaces, serving over 20 million customers and with access to almost a quarter of the world’s total population.

In addition to being a leading telecommunications services provider in India, one of the fastest growing wireless markets in the world, Hutchison Telecom also delivers fixed and mobile telecommunications services in Hong Kong, one of the world’s most sophisticated telecom markets. At the same time, it provides or is rolling out mobile telecommunications services in Israel, Thailand, Macau, Sri Lanka, Ghana, Indonesia and Vietnam.

Committed to delivering customer-focussed services, the Group offers a comprehensive range of telecommunications services which provide ready solutions to their communication needs. In the world’s emerging and more rapidly growing markets, customers requiring dependable voice communication increasingly move to high-speed data services as well as sophisticated value-added features. As an international operator with over 20 years’ experience, Hutchison Telecom is fully equipped with the market expertise and technology know-how to meet these requirements. Its ability to exceed customer expectations also sets the Group apart as a leader in the field.

The Group seeks to deliver sound financial results to shareholders. Leveraging its global presence, operational expertise and the establishment of joint ventures with prominent local business partners and world-class suppliers, as well as the strengths of its major shareholders, the Group is well positioned for an exciting future.

Investing for growth

In 2005 the Group extended its operations in India and announced plans to expand into Indonesia and Vietnam. In 2006, the Group intends to launch full commercial services in Vietnam and Indonesia. Like India, both are exciting markets for growth with below average penetration rates, rising disposable income and promising economic prospects. Moving forward, Hutchison Telecom will continue to review suitable opportunities to expand its presence.

The Group remains committed to maintaining its market leadership. Emphasis is placed on scalable capacities for market growth as well as the latest technological advancement. Hutchison Telecom’s strategy is not only to embrace but also to maximise the potential of the many challenges and opportunities ahead.

2	Hutchison Telecommunications International Limited
Annual Report 2005

Financial Highlights

Customers

millions

2003 8.5

2004 12.2

2005 16.9

Turnover

HK$ millions

2003 10,045

2004 14,845

2005 24,356

Operating profit before disposal of investments and others

HK$ millions

2003 328

2004 (144)

2005 2,083

(Loss)/Profit for the year

HK$ millions

2003 (172)

2004 240

2005 (150)

* Includes a one-time gain of HK$1,300 million.

Hutchison Telecommunications International Limited	3
Annual Report 2005

Chairman’s Statement

2005 was an important year for Hutchison Telecom. The Group strengthened its position in India through the acquisition of three licence areas from BPL and expansion into the growth opportunities offered in Indonesia and Vietnam, positioning Hutchison Telecom as one of the leading mobile operators in emerging growth markets. At the end of 2005 we announced a strategic alignment with Orascom Telecom and I am delighted to welcome to the board Naguib Sawiris and Aldo Mareuse.

We have built an excellent group of businesses in several dynamic markets that we are confident will drive the Group’s growth. 2006 will be a year of continued investment to establish or further strengthen our position and take advantage of the opportunities these markets provide.

Results

Turnover from continuing operations increased to HK$24.4 billion in 2005, an increase of 64.1% from HK$14.8 billion in 2004. Operating profit from continuing operations before disposal of investments and others was HK$2,083 million compared to a loss of HK$144 million in 2004. The loss for the year was HK$150 million compared to a profit of HK$240 million in 2004, which included a gain on disposal of HK$1,300 million.

Losses attributable to equity holders for the year were HK$768 million after a loss of HK$352 million from discontinued operations. Loss from continuing operations was HK$416 million or HK$0.09 per share.

The Company did not declare any dividends for the year ended 31 December 2005.

New and Revised Accounting Standards

During 2005, the Group changed certain accounting policies following its adoption of new or revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards which are effective for accounting periods commencing on or after 1 January 2005. The adoption of Hong Kong Financial Reporting Standards is in accordance with the Hong Kong Institute of Certified Public Accountants’ policy objective of full convergence with International Financial Reporting Standards and interpretations established by the International Accounting Standards Board.

The adoption of the new Hong Kong Financial Reporting Standards from 1 January 2005 resulted in a decrease in opening reserves as at 1 January 2005 by HK$437 million and a loss to equity holders of the Company for the year ended 31 December 2005 of HK$154 million (2004 - HK$102 million).

Significant Transactions

During the year the Group completed a number of significant transactions to strategically position the business.

The buy back of shares by Partner Communications Company Ltd (“Partner”) in Israel lifted the Group’s equity interest to 52.2% from 42.9%, resulting in the consolidation of Partner as a subsidiary of the Company beginning in April 2005. This had a material impact on the Group’s financial results, increasing turnover by HK$6.6 billion in the last nine months of 2005.

4	Hutchison Telecommunications International Limited
Annual Report 2005

Chairman’s Statement

The Group also privatised Hutchison Global Communications Holdings Limited (“HGCH”), the Group’s Hong Kong fixed-line business. This transaction streamlined the reporting procedures for Hutchison Telecom and created one cohesive and strategically aligned telecommunications company in Hong Kong.

In September 2005, Hutchison Telecom announced the proposed acquisition by Hutchison Essar Limited (“Hutchison Essar”), its telecommunications operator in India, of BPL Mobile Communications Limited (“BPL Mumbai”) and BPL Mobile Cellular Limited (“BPL Cellular”). BPL Mumbai is a leading telecommunications service provider in Mumbai, while BPL Cellular operates in three service areas - Maharashtra, Tamil Nadu and Kerala where the Group previously did not have operations. The acquisition of BPL Cellular was completed on 2 January 2006 whilst the completion of BPL Mumbai is still subject to regulatory approval.

Hutchison Telecom also announced that Hutchison Essar has entered into a conditional agreement to acquire Essar Spacetel Limited, a company applying for telecommunications services licences in the remaining seven service areas in India to give Hutchison Essar national coverage.

Finally, one of our strategies is to exit markets where we do not have ambitions for growth. In line with this approach, in July 2005 we completed the sale of our operations in Paraguay.

Operations Review

The Group

Turnover for the year from continuing operations was HK$24.4 billion, reflecting the strong growth in our customer base and sustained performance of the average revenue per customer. Most of the Company’s subsidiaries reported increased turnover in 2005, with particularly strong growth in India. Excluding the first time consolidation of Partner as a subsidiary, underlying turnover growth from continuing operations was 19.5%.

India contributed 41.0% of Group turnover, whilst Israel contributed 27.1%, Hong Kong contributed 24.8%, Thailand contributed 4.3%, and other segments contributed 2.8%.

Earnings before interest, taxation, depreciation and amortisation (“EBITDA”) from continuing operations increased to HK$6,450 million and EBITDA margin improved to 26.5%. Margins improved as our business continued to grow in scale. By year-end, our consolidated customer base increased to 16.9 million customers worldwide and I am pleased to report that the customer base now exceeds 20 million. Several of our early stage operations in India started to make a positive contribution to EBITDA and helped improve margins. In addition, the steps taken to reduce the loss before interest, tax, depreciation and amortisation (“LBITDA”) in Thailand made a positive impact on EBITDA growth.

The Group’s operating profit before disposal of investments and others increased to HK$2,083 million profit in 2005 from HK$144 million loss in 2004. Despite an increase in depreciation and amortisation due to higher levels of investment and the amortisation of intangibles arising from the step up acquisition of Partner, operating profit from continuing operations increased to HK$2,240 million.

Net interest expense increased to HK$1,604 million from HK$1,015 million in 2004, mainly attributable to the first time consolidation of Partner’s debt and increased debt following investments in our operations.

Profit before taxation from continuing operations increased to HK$636 million. Current and deferred taxes were HK$434 million resulting in profit for the year from continuing operations of HK$202 million.

The Group recorded a loss from discontinued operations of HK$352 million resulting from the sale of the Group’s operations in Paraguay.

As a result of the foregoing, the loss for the year was HK$150 million.

India

We are one of the leading operators in India and in 2005 we made progress both organically and through acquisition

Hutchison Telecommunications International Limited	5
Annual Report 2005

Chairman’s Statement

to position our business to become one of the major telecommunications companies in the country.

India’s mobile market continued to grow at a rapid pace and now provides service to over 65 million customers which is less than 8.0% of the total population. In 2005, we added 4.3 million new customers, taking our customer base up to 11.4 million as at the year-end. BPL separately reported 2.9 million customers as at the end of 2005. The growth which has been replicated across the market, has largely been in the prepaid segment as the introduction of new tariff plans and realignment of existing plans fuelled a significant increase in the market.

Turnover increased by 40.9% to HK$9,996 million which mirrored the strong growth in the customer base resulting from accelerated investment in coverage and realignment of prepaid tariff plans. EBITDA increased to HK$3,237 million, an increase of 47.1% from 2004, and the EBITDA margin increased to 32.4% as we recorded improved margins in Andhra Pradesh, Chennai, Haryana and Rajasthan, in particular. As a result of this strong operating performance, operating profits increased by 87.2% to HK$2,516 million.

We continue to invest to expand our operations in India. In 2005, capital expenditure was HK$2,744 million, compared to HK$2,463 million in 2004 as we continued to reap the benefits of reduced pricing on network related expenditure. We have been adding over 1,600 new cell sites over the last quarter in 2005 and have expanded our coverage of the country to 45% of the population in the licence areas covered. We will continue to extend our coverage in India during 2006 through increased investments.

Indonesia

During 2005, we made a strategic investment to enter the Indonesian mobile market, a market that we view as one of the key markets for growth in Asia.

In July 2005, we acquired a 60% stake in PT. Hutchison CP Telecommunications, a company with both 2G and 3G nationwide spectrum. With our partner, the CP Group of Indonesia, and our network supplier, Siemens, we commenced network roll out in 2005 and expect to launch commercial services during the second half of 2006.

The market fits our investment criteria of offering nationwide spectrum with a migration path to the advanced data services offered by 3G. It is a sizable market of over 217 million people and a penetration level below average for the region. With the introduction of innovative and cost effective services, we are confident that Indonesia will be one of our principal growth businesses in the years to come.

Vietnam

In February 2005, we received an investment licence to engage in a business cooperation agreement with Hanoi Telecommunications Joint Stock Company to build, develop and operate a nationwide mobile telecommunications network in Vietnam.

Vietnam offers a unique opportunity to bring our brand of mobile services to a market with considerable growth potential. With our supplier, Nortel, we are currently building a nationwide CDMA network and expect to launch commercial service sometime in the second half of 2006.

6	Hutchison Telecommunications International Limited
Annual Report 2005

Chairman’s Statement

Together with India and Indonesia, we believe Vietnam will provide the Group with the opportunity to deliver strong growth in our future operations.

Hong Kong and Macau

We made great strides during the year to streamline and integrate our fixed-line and mobile businesses in Hong Kong in the face of increasing competition. Difficult decisions were made to improve our financial performance amid the increasingly aggressive environment in both the fixed-line and mobile markets. Measures included the outsourcing of certain functions and a reduction in total staff and we realised the benefits of these measures through an improvement in the financial performance and organisational efficiency of the business.

Hong Kong reported combined turnover of HK$6,041 million and accounted for 24.8% of the Group’s turnover. EBITDA increased 42.0% to HK$1,465 million.

Our mobile business in Hong Kong is the leading 3G operator and one of the largest mobile operators in the market. In 2005, we continued our push to bring 3G services to Hong Kong and now have a 3G customer base in excess of 500,000, which continues to deliver a premium revenue stream, helping to grow our revenues in the face of market penetration level in excess of 100%.

Despite intense competition, turnover increased 3.3% to HK$3,837 million, driven by the growing 3G customer base and higher average revenue per user associated with 3G services. EBITDA was HK$769 million, a welcome recovery from HK$362 million in 2004 as the cost initiatives started to show benefit and due to the absence of one-off charges. The EBITDA margin improved to 20.0% in 2005 from 9.7% in 2004. Operating loss for the year was HK$421 million compared to HK$523 million in 2004, an improvement of 19.5%.

Capital expenditure fell to HK$415 million from HK$557 million in 2004.

During 2005, we privatised HGCH which allowed us to further integrate the fixed-line and mobile businesses in Hong Kong.

Turnover for the fixed-line telecommunications business totalled HK$2,204 million, an increase of 17.9% over 2004, as we saw strong growth in international direct dialling, residential broadband and the international and local data business. EBITDA increased to HK$696 million despite incurring one-off charges relating to privatisation and restructuring compared to HK$670 million in 2004 as the cost initiatives started to show benefit. Operating profit was HK$78 million as compared to HK$194 million in 2004 after deducting the one-time gain of HK$1,300 million in 2004. The Group incurred high levels of amortisation as a result of amortising over the enforceable customer contract period.

Capital expenditure was HK$425 million, 39.6% lower than in 2004. This was a result of the completion of the core network infrastructure which now passes in excess of 1.3 million homes.

Israel

In April 2005, Partner completed a buy back of its own shares increasing the Group’s interest to over 52% and resulting in Partner becoming a consolidated subsidiary. Partner is and remains an integral part of the Hutchison Telecom Group.

Following its consolidation in April 2005, Partner accounted for 27.1% of the Group’s turnover in 2005. Had Partner been consolidated for the full year it would have represented 33.0% of Group turnover on a pro forma basis.

In 2005, the reduction of the interconnect tariffs in Israel by 29.0% posed a great challenge. Partner successfully mitigated the impact and achieved its goal of maintaining EBITDA at the level of 2004 by restructuring tariffs and customer offerings and by reducing costs.

The 3G network was launched towards the end of 2004, and today over 118,000 customers are already enjoying the wide range of 3G services Partner offers. The 3G network roll-out has also continued and has now achieved near-full population coverage. Like our business in Hong Kong, the average 3G customer delivers a premium revenue stream to support our revenue in the face of market penetration levels in excess of 100%.

Hutchison Telecommunications International Limited	7
Annual Report 2005

Chairman’s Statement

Partner’s total net customers growth in 2005 was around 189,000, demonstrating the ability to continue to grow its business in a highly competitive market. Partner’s customer base has now reached approximately 2.5 million customers, the equivalent of an estimated 32% market share.

The turnover contribution from Partner for the nine months ended 31 December 2005 was HK$6,612 million with EBITDA of HK$1,981 million and operating profit of HK$827 million. In addition, the Group reported HK$88 million profit under the equity accounting method for the three months ended 31 March 2005.

Capital expenditure amounted to HK$531 million for the nine months ended 31 December 2005.

Thailand

By taking decisive action to control costs, our operations in Thailand moved closer to EBITDA breakeven, becoming EBITDA positive on a monthly basis by the end of the year. Despite an extremely difficult operating environment we were able to overcome the challenges and we are confident the business is now on a strong base.

Turnover was HK$1,045 million, whilst LBITDA improved from HK$233 million in 2004 to HK$15 million in 2005. We launched a number of initiatives in 2005, including restructuring the organisation and entering into managed services agreements for both the network maintenance and IT operations, which resulted in a positive EBITDA for the last quarter of the year and is expected to have a positive impact in 2006. The operating loss decreased to HK$544 million compared to HK$1,079 million in 2004.

The customer base increased by 19.0% to 732,000.

Capital expenditure reduced to HK$282 million from HK$876 million in 2004 as we reached the end of the roll out phase of the network build out.

Others

During 2005 we refocussed our business in Sri Lanka, boosting our investment nearly six-fold in 2004. This reflects our confidence in the market’s potential and the opportunity that exists to grow the business.

We also increased our capital investment in the Group’s business in Ghana and we are excited to see the opportunities for growth that this market offers in 2006.

Following the privatisation of HGCH, we now report its subsidiaries, Vanda Systems & Communications Limited, the IT solutions business, and PowerCom Network Hong Kong Limited (“PowerCom”), a provider of internet access and communication services, separately to properly reflect the telecommunications and non-telecommunications portion of the businesses.

Operating losses increased to HK$304 million after including the corporate office expenses and operating losses from Ghana and PowerCom.

Outlook

The coming year is expected to be a year of substantial investment for the Group. We anticipate investing in the order of HK$13.5 billion to HK$14.5 billion in capital expenditure to expand our operations. Much of the investment will be in India where we have earmarked between HK$9 billion and HK$10 billion to double the size of the network. This will be used not only to expand the existing operations but will also be invested in the operations acquired through BPL. We plan to invest in operations upon completion of the licence applications in the remaining areas where we presently do not operate and we will add more backbone capacity.

8	Hutchison Telecommunications International Limited
Annual Report 2005

Chairman’s Statement

We plan to invest in aggregate HK$2.0 billion to HK$3.0 billion in Indonesia and Vietnam during 2006. The balance of the investment is planned for the 3G network in Israel and maintenance expenditure across the remainder of our businesses.

Our depreciation and amortisation charge will be higher in 2006 reflecting this higher level of investments.

We remain confident of double-digit mobile customer growth that will again lead to double-digit turnover growth. We expect this to support an improvement in the Group’s consolidated EBITDA and EBITDA margins although it will be offset partially by the planned commencement of operations in Indonesia and Vietnam in 2006, as start up costs make an impact on the Group. Overall we consider that the Group is well positioned in 2006 to take advantage of the opportunities in its respective markets.

I would like to thank the Board of Directors and all the Group’s employees around the world for their hard work, support and dedication.

FOK Kin-ning, Canning

Chairman

Hong Kong, 9 March 2006

Hutchison Telecommunications International Limited	9
Annual Report 2005

Milestones

FEBRUARY

Hutchison Essar consolidates its mobile operating companies in India, creating one of the largest mobile operations in the country.

Hutchison Telecom receives the investment licence to build and operate a nationwide network in Vietnam in cooperation with Hanoi Telecom.

MARCH

Partner completes the largest public corporate debt offering in the history of Israel.

APRIL

3 Hong Kong becomes the world’s first operator to launch video conferencing services on 3G video mobile phones.

HGC, the first fixed telecommunications network service operator in the world to partner Skype, unveils the “HGCSkype” portal in Hong Kong.

Partner in Israel completes a share buy back and as a result Hutchison Telecom’s stakes rises to over 50%.

10	Hutchison Telecommunications International Limited
Annual Report 2005

Milestones

JULY

Hutchison Telecom acquires a 60% interest in Hutchison CP Telecom, which has a licence to provide GSM and UMTS mobile communications services in Indonesia.

The Group successfully privatises Hutchison Global Communications Holdings in Hong Kong.

Partner in Israel announces a first time dividend.

3 Hong Kong connects the entire MTR network and all twelve major road tunnels, becoming the first operator to achieve this milestone in Hong Kong.

Hutchison Telecom disposes of its Paraguay operations.

SEPTEMBER

Hutchison Essar signs an agreement to acquire the operations of BPL and Essar Spacetel, paving the way for nationwide coverage in India.

Hutchison Telecom Lanka commences GPRS enhancements to its GSM network in Sri Lanka.

Kasapa switches on its CDMA2000-1X network in Ghana.

OCTOBER

Hutchison Essar’s customer base hits 10 million.

NOVEMBER

Hutchison Telecom completes a HK$9 billion senior revolving loan.

DECEMBER

Orascom Telecom becomes a shareholder in Hutchison Telecom.

Hutch becomes a nationwide brand in India.

Hutchison Telecommunications International Limited	11
Annual Report 2005

The Board and Management

FOK Kin-ning, Canning, aged 54, has been the Chairman and a Non-executive Director of the Company since 2004. He is the Chairman of the Remuneration Committee of the Company. He is the Group Managing Director of Hutchison Whampoa Limited and a Director of Cheung Kong (Holdings) Limited, Hutchison International Limited and Hutchison Telecommunications Limited, all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He is the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and Hongkong Electric Holdings Limited and the Co-Chairman of Husky Energy Inc. He is also the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited. He holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants.

Dennis Pok Man LUI, aged 55, has been an Executive Director and the Chief Executive Officer of the Company since 2004. He is a Director of Partner Communications Company Ltd. Mr Lui first joined the Hutchison Whampoa group in 1986 and was the managing director in charge of the mobile telecommunications, fixed-line, multi-media, internet and paging businesses in Hong Kong, China, Taiwan and Macau from January 1989 to 2000. He rejoined the Hutchison Whampoa group in May 2001 as Group Managing Director of HTI (1993) Holdings Limited (“HTI”) overseeing all the operations and new business development of HTI group. He holds a Bachelor of Science degree.

Tim Lincoln PENNINGTON, aged 45, has been an Executive Director and Chief Financial Officer of the Company since 2004. He joined the Hutchison Whampoa group as Finance Director of Hutchison 3G UK Limited in the United Kingdom in July 2001. Prior to that, Mr Pennington was a managing director at HSBC Investment Bank within the Corporate Finance and Advisory Department from 1999 to July 2001, having joined that company in 1996. In that capacity he was involved in advising and financing telecommunications and technology companies. Prior to that he was a director in the Specialised Financing Department at Samuel Montagu & Co. Limited between 1990 and 1996, having joined that company in 1990. He holds a Bachelor of Arts (Honours) degree in Economics and Social Studies.

12	Hutchison Telecommunications International Limited
Annual Report 2005

The Board and Management

Frank John SIXT, aged 54, has been a Non-executive Director of the Company since 2004. He is the Group Finance Director of Hutchison Whampoa Limited and a Director of Cheung Kong (Holdings) Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust, Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust, Hutchison International Limited, Hutchison Telecommunications Limited and Hutchison Telecommunications Investment Holdings Limited, all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He is the Chairman of TOM Group Limited and TOM Online Inc., an Executive Director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited and a Director of Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and Husky Energy Inc. He holds a Master’s degree in Arts and a Bachelor’s degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

Naguib SAWIRIS, aged 51, has been a Non-executive Director of the Company since 21 December 2005. He is the chairman of the board of directors and chief executive officer of Orascom Telecom Holding S.A.E. (“OTH”) and director of Orascom Telecom Eurasia Limited, both being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He is also the chairman of Wind, a mobile and fixed telecommunication operator in Italy, the chairman of the board of directors of Egyptian Company for Mobile Services (ECMS), commonly referred to as MobiNil and Orascom Telecom Algeria. In addition, Mr Sawiris has served as the OTH’s representative on the board of directors of the GSM Association since 2003. He is a member of both the board of trustees and the board of directors of the Arab Thought Foundation and a member of the board of trustees and the head of the financial committee of the French University in Cairo. He also serves as a member of the board of directors of the Egyptian Counsel for Foreign Affairs, the Consumer Rights Protection Association and the Cancer Society of Egypt. Mr Sawiris has been recently elected to the membership of the New York Stock Exchange (NYSE) International Advisory Committee. He holds a degree in Mechanical Engineering, a Master’s degree in Technical Administration from the Swiss Institute of Technology, and a degree from ETH Switzerland.

Aldo MAREUSE, aged 41, has been a Non-executive Director of the Company since 21 December 2005. He joined OTH in 2002 as chief financial officer. He is a member of the board of directors of Orascom Telecom’s Algerian, Pakistani and Tunisian GSM subsidiaries among others and also a member of the board of directors of Wind, a mobile and fixed telecommunication operator in Italy. Prior to joining Orascom Telecom, he worked from 1990 to 2002 in various positions and locations in the investment banking division of Credit Suisse First Boston (“CSFB”). His last position within CSFB was managing director in the investment banking division, telecommunications group. He holds an Engineering degree from Ecole Centrale de Lyon (France).

Hutchison Telecommunications International Limited	13
Annual Report 2005

The Board and Management

KWAN Kai Cheong, aged 56, has been an Independent Non-executive Director of the Company since 2004. He is a member of the Audit Committee and the Remuneration Committee of the Company. He is an Independent Nonexecutive Director of Hutchison Harbour Ring Limited, Soundwill Holdings Limited, T S Telecom Technologies Limited and JF Household Furnishings Limited. He is currently president of Morrison & Company Limited, which is a business consultancy firm and an executive director of China Medical Science Limited, a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. He worked for Merrill Lynch & Co. Inc. for over 10 years during the period from 1982 to 1993. His last position with Merrill Lynch was president for its Asia Pacific region. He joined the Concord group of companies in March 1993 and retired from the group at the end of 2002 as joint managing director. He holds a Bachelor of Accountancy (Honours) degree and is a member of the Hong Kong Institute of Certified Public Accountants and a member of the Institute of Chartered Accountants in Australia. He completed the Stanford Executive Program in 1992.

John W STANTON, aged 50, has been an Independent Non-executive Director of the Company since 2004. He is a member of the Audit Committee of the Company. He is the former chairman and chief executive officer of Western Wireless Corporation. He is also a board member of Advanced Digital Information Corporation, Columbia Sportswear and a trustee of Whitman College. He was the former chairman of the Cellular Telecommunications Industry Association serving two terms from 1998 to 1999 and from 2000 to 2001. In 1992, he was chairman and chief executive officer of Pacific Northwest Cellular and chairman of the board of directors for General Cellular Corporation, each a predecessor of Western Wireless Corporation. He also served as chairman and chief executive officer of VoiceStream Wireless, which was spun off from Western Wireless Corporation in May 1999. He served as chairman of Telocator from 1986 to 1987. He holds a Bachelor of Arts in Political Science and received his MBA from Harvard Business School.

Kevin WESTLEY, aged 57, has been an Independent Non-executive Director of the Company since 2004. He is the Chairman of the Audit Committee and a member of the Remuneration Committee of the Company. He is a part-time employee of The Hongkong and Shanghai Banking Corporation Limited where he acts as adviser to the chairman. In 2006, he has been appointed as a member of the Committee on Real Estate Investment Trusts. He is also the chairman of the Takeovers and Mergers Panel of Hong Kong, a member of the Share Registrars Disciplinary Committee and the deputy chairman of Ocean Park Corporation. He joined the merchant banking arm of the HSBC group in 1977 and retired in June 2000 as chairman and chief executive of HSBC Investment Bank Asia Limited. He holds a Bachelor of Arts (Honours) degree in History and is a Fellow member of the Institute of Chartered Accountants in England and Wales.

14	Hutchison Telecommunications International Limited
Annual Report 2005

The Board and Management

CHOW WOO Mo Fong, Susan

Aged 52, has been a Non-executive Director of the Company since 2004 and is currently an Alternate Director to Mr Fok Kin-ning, Canning, the Chairman and a Non-executive Director of the Company, since 21 December 2005. She is the Deputy Group Managing Director of Hutchison Whampoa Limited and a Director of Hutchison International Limited, Hutchison Telecommunications Limited and Hutchison Telecommunications Investment Holdings Limited, all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. She is also an Executive Director of Cheung Kong Infrastructure Holdings Limited and Hutchison Harbour Ring Limited and a Director of Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd., Hongkong Electric Holdings Limited and TOM Group Limited. She is a solicitor and holds a Bachelor’s degree in Business Administration.

CHAN Ting Yu

Aged 55, is currently, and has been since 21 December 2005, an Alternate Director to Mr Dennis Pok Man Lui, an Executive Director and the Chief Executive Officer of the Company. Prior to that, since 2004, he was an Executive Director of the Company. He is a Director of Partner Communications Company Ltd. Prior to joining the Hutchison Whampoa group on 1 February 1994, Mr Chan practised international commercial and investment law in Hong Kong and Australia. Mr Chan was appointed Deputy Managing Director of HTI in January 1996. He holds a Bachelor of Arts degree, a Bachelor of Laws degree, a Postgraduate Certificate in Laws and a Diploma of Teaching.

WOO Chiu Man, Cliff

Aged 52, has been an Executive Director of the Company since 8 March 2005 and is currently an Alternate Director to Mr Tim Lincoln Pennington, an Executive Director and the Chief Financial Officer of the Company, since 21 December 2005. He joined the Company as the Chief Technology Officer in September 2004. Prior to joining the Company, Mr Woo had been the deputy managing director and wireless network director of Hutchison Telecommunications (Hong Kong) Limited (“HTHK”) since 2000, having joined in 1998. He holds a Bachelor degree in Electronics and a Diploma in Management for Executive Development. He is a Chartered Engineer and is also a Member of Institution of Electrical Engineers and The Hong Kong Institution of Engineers.

NARDI, Kar Wai Agnes

Aged 50, is currently, and has been since 21 December 2005, an Alternate Director to Mr Frank John Sixt, a Non-executive Director of the Company. Prior to that, during the period from 4 August 2005 to 21 December 2005, she was an Executive Director of the Company. Ms Nardi joined the Company from HTHK and was the managing director from 2000 to 2005. She holds a Bachelor degree in Social Sciences and is a Fellow Member of the Association of Chartered Certified Accountants and a CPA Accountant of CPA Australia.

Martin MICHLMAYR

Aged 34, has been an Alternate Director to Mr Naguib Sawiris, a Non-executive Director of the Company, since 21 December 2005. He is corporate finance director at OTH and Weather Capital Sarl, both being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance, and a founding member of OTH’s Paris based corporate finance office which he joined in July 2002. Prior to joining OTH, Mr Michlmayr worked in the investment banking division at JPMorgan in New York and London beginning in 1998. From 1992 to 1997, Mr Michlmayr worked for Bank of America and AIG in San Francisco. He holds a Bachelor of Arts degree in German Literature and a Master’s degree in Business Administration.

Ragy SOLIMAN

Aged 31, has been an Alternate Director to Mr Aldo Mareuse, a Non-executive Director of the Company, since 21 December 2005. He is a legal affairs director at OTH, being a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance, having been appointed in April 2003. Prior to joining OTH, Mr Soliman represented a broad range of international corporate and governmental clients as a senior associate with Egyptian and international law firms. He holds a Bachelor of Law (LL.B) degree and a Master’s degree in International Business Law.

Hutchison Telecommunications International Limited	15
Annual Report 2005

The Group

The Group reported increased customers, turnover, operating profit and profit before tax in 2005 with particularly strong growth in India.

20 million

mobile customers today

Operations Review

2005 was an exciting and rewarding year for the Hutchison Telecom Group. During the year, the Group strengthened its position in each of its markets, entered two new emerging markets which show tremendous opportunities for growth and reported strong operating results to shareholders.

The Group is one of the largest operators in India, one of the world’s fastest growing wireless markets. In established markets such as Hong Kong and Israel, it led and continues to lead the way with product innovations and customer service. In Thailand, Macau, Sri Lanka and Ghana, capital investment and strategic marketing campaigns enhanced and expanded network quality and in every instance, grew the customer base.

In 2005, the Group added two exciting new markets to its global operations - commencing network roll out in Vietnam and Indonesia. Both feature large and under-served populations with favourable demographic profiles and macro-economic trends. Alliances were forged with leading local partners and world-class suppliers to roll out, expand and maintain the new networks.

Despite the Group’s strong commitment to grow, it also places great emphasis on driving operational efficiencies. During the year, streamlining initiatives were implemented in several markets, producing significant cost savings and improved financial performance.

Hutchison Telecom produced strong operating results in 2005, and enters 2006 well positioned for future growth.

Hutchison Telecommunications International Limited	17
Annual Report 2005

India

Hutchison Essar is a recognised leader in the Indian wireless market.

59.4%

customer base increase

Hutch

Operations Review

2005 saw impressive growth both for the Indian wireless market and Hutchison Essar. The Group successfully consolidated its Indian mobile operations and changed its name to Hutchison Essar, strategically positioning itself for future expansion. In September, Hutchison Essar announced its intended acquisitions of BPL and Essar Spacetel, paving the way for a nationwide coverage. Finally, in December it relaunched the “Hutch” brand nationwide. With these changes, Hutchison Essar’s services were consolidated under a single identity nationwide, which will maximise the benefits of one of the leading brands in the country. The culmination of these developments saw Hutchison Essar increase its customer base by 59.4% during the year.

In January 2006, part of the BPL acquisitions was completed, expanding Hutchison Essar’s coverage from 13 to 16 licence areas. The combined operations now cover approximately 72% of India’s population and 89% of the total mobile customer market, making Hutchison Essar one of the largest operators in India.

India is an enormous country, requiring significant capital investment to build and maintain a robust wireless network. During the year, the company almost doubled the number of cell sites and base stations in its network. Strategically balancing its expansion between new and existing licence areas, Hutchison Essar also struck a balance between high revenue urban customers and the faster growing rural population.

The need for basic voice communications has helped drive India’s rapid growth. In several areas, many customers are, for the first time, gaining access to mobile telephony services. Voice services therefore remain a primary source of revenue for Hutchison Essar. Adding value to these basic services, in 2005 the company launched several innovative mobile data features, including Multiplayer Gaming, SMS Tones, HutchAlerts, VideoTones, Corporate Hutchmail and Mobile Karaoke. These advanced services reinforce Hutchison Essar’s leadership as one the country’s most innovative and forward-looking mobile service providers. Value-added data services also deliver solid financial returns, providing the company with one of the highest percentages of non-voice revenues in the country.

2005 was a year of change and strong growth for the Indian wireless industry. Strategically positioned to benefit from these developments, Hutchison Essar is well placed to achieve its ambitions to grow its market and maintain its position as one of the leading mobile operators in India.

Hutchison Telecommunications International Limited	19
Annual Report 2005

Israel

Partner launched its 3G services in December 2004 and has established itself as the leader in 3G.

2.5 million

mobile customers

Orange™

Operations Review

In 2005, Partner continued to strengthen its position as a leading provider of wireless services to the Israeli market. The company succeeded in maintaining its financial performance during 2005 despite a reduction in the interconnection rate, mandated by the regulator which came into effect on 1 March 2005.

Partner, the leading provider of 3G services in Israel, operates the only network to offer full 3G services, including person-to-person video telephony with population coverage of over 90%. With Partner’s continuing investment in its 3G network and services, the company’s 3G customer base grew to 103,000 at the end of 2005.

During 2005, Partner continued to invest in its 3G network and services, and refinanced its long term debt, preparing the company to meet future targets with an optimized financial structure. In 2005 Partner issued NIS 2 billion in bonds, the largest public corporate bond offering ever in Israel and restructured its bank facility. The financial resources were used to redeem the Company’s 13%, US$175 million High Yield bonds, and to repurchase and cancel 33.3 million shares, bought from Partner’s founding Israeli shareholders. For the first time in its history, Partner announced two cash dividends in the second and fourth quarters of 2005, amounting to approximately NIS 186 million.

Partner’s success in 2005 was a direct result of the company’s ability to leverage its core strengths in network quality, brand value, and customer service, combined with a dedication to offering value-added services. These services include attractive calling plans and a wide range of handsets and services for use around the globe.

Although the wireless market in Israel is highly competitive, it offers many opportunities for development. In 2006, Partner will focus growth from additional data and content revenues, primarily as a result of the expansion of 3G services; enhancements to the customer base, as well as the continued migration of usage from fixed to wireless networks.

Note:

The Group consolidated Partner’s results from April 2005. Following its consolidation, Partner accounted for 27.1% of the Group’s turnover. The turnover and EBITDA shown above represent the turnover and EBITDA for the year ended 31 December 2003 to 2005.

Hutchison Telecommunications International Limited	21
Annual Report 2005

Hong Kong and Macau

In 2005 Hutchison Telecom continued to drive 3G growth in Hong Kong and today has a 3G customer base in excess of 500,000.

2 million

mobile customers

HGC

Operations Review

The Hong Kong telecommunications market is one of the most competitive in the world. With a population of only 7 million, a wireless penetration rate of well over 100% and aggressive competition, Hong Kong poses tough operational challenges. Believing that the keys to success in this rigorous environment are to maintain market leadership as well as a technological advantage over the competition, the Group enhanced its wireless and fixed-line businesses, differentiating itself from the competition and increasing its profitability.

In May, the Group privatised its fixed line company Hutchison Global Communications Holdings and commenced the integration of the mobile and fixed line operations. These strategic developments not only achieved cost efficiencies and operational synergies, they also placed the Group in a position to provide a diverse range of telecommunications and media products.

Looking forward, Hutchison Telecom plans to continue to offer dependable services, increasingly sophisticated information as well as entertainment products for Hong Kong’s mobile and broadband customers.

Hong Kong Mobile

The first operator to connect its 3G network to the Mass Transit Railway and all 12 major road tunnels, Hutchison Telecom Hong Kong operates the most extensive 3G network in Hong Kong, covering 99.9% of the population. In a city where instant communications of the highest calibre are not only expected but demanded by customers, this advanced network gives the company a distinct advantage. Hutchison Telecom Hong Kong provides the widest range of 3G video mobile phones in the market. At the end of 2005, 14 models, 32 colour choices and a UMTS/GPRS-enabled data card were available, catering to the diverse needs of Hong Kong’s sophisticated telecommunications market.

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Annual Report 2005

Operations Review

The company believes that 3G leadership, which has enabled it to achieve a dominant share of over 70% of Hong Kong’s 3G customers, is critical to its future growth and profitability. In 2005, the company launched a host of new 3G and broadband services including:

■	the world’s first 3G live-video broadcast service for horse-racing enthusiasts;

■	a ground breaking Real-time Stock Stream Master Service on 3G video mobile phones;

■	a world-first video conferencing service on 3G video mobile phones;

■	bilateral International Multi-media Messaging Services (MMS) with NTT DoCoMo;

■	the first 3G mobile banking service in Hong Kong;

■	Hong Kong’s first 3D Animated and Interactive Dating Game ‘Virtual Girl’;

■	an enhanced music platform allowing customers to access a wealth of music while on the move.

At the same time, existing partnerships with more than 130 3G content providers from around the world enables the company to offer its customers a full array of 3G content in the territory.

Moving forward, Hutchison Telecom Hong Kong will seek to maintain its market and technology leadership, enhance its service innovation and invest in building customer loyalty.

Macau Mobile

With its increasing economic development and growing tourism, Macau is rapidly becoming an important market for the Group. In 2005, additional capital was committed to enhance network quality and increase the number of cell sites by 37%. At the same time, leveraging the strong brand recognition enjoyed by 3 in neighbouring Hong Kong, Hutchison Telecom Macau re-branded itself to 3.

Macau receives a constant flow of cross-border visitor traffic from Hong Kong and the Mainland China, where SMS (Short Message Service) is an important means of communication. As such, during the year, the company saw an 80% increase in the use of this value-added service. In April, the company launched its pioneering ‘Mobile Walkie-Talkie Service’ to provide accessibility for customers requiring seamless communication connections the moment they set foot in the territory. As a result, together with tailored services and flexible calling plans, roaming revenues recorded double-digit gains over 2004.

In four short years, Hutchison Telecom Macau has become the second largest service provider in the market. With services and products that exceed customer expectations as well as the resources to meet the needs of inbound travellers, the Group’s Macau mobile operation is well on its way to achieving the goal of being one of the leading operators in Macau.

24	Hutchison Telecommunications International Limited
Annual Report 2005

Operations Review

Hong Kong Fixed-line

HGC believes it owns and operates the largest fibre-to-the building, fixed-line telecommunications network in Hong Kong. At the end of 2005, HGC’s network has access to over 5,500 buildings and 1.3 million households. Building on this backbone, one of the fastest fixed-line networks in Hong Kong, HGC enjoyed a year of solid growth.

At the end of 2005 the number of residential telephone lines had reached over 300,000, representing an increase of around 22%, well above the industry’s growth rate of 0.1% last year. Residential broadband services also grew 23% to 215,000 customers at the end of the year, well above the industry growth rate of 9% in 2005.

As the economy in Hong Kong rebounded, so did HGC’s International Direct Dialling services which recorded substantial traffic growth. Total traffic increased from 1,050 million minutes in 2004 to 1,581 million minutes in 2005, an increase of over 50%.

Partnerships with Skype, the first of its kind in the world, TransTeleCom and Broadwing Communications, further extended the company’s lead as Hong Kong’s innovator in technology. A partnership with Tencent was also established to exclusively introduce HGC-QQ” services and QQ’s instant messaging and online entertainment services into Hong Kong. Together with a host of value added Internet-based services such as instant messaging, instant conferencing and on-line entertainment services, HGC continued to anticipate and meet the needs of its customers.

In a market where competition is intense, efforts to maximise operational efficiencies are crucial to profitability. In the second half of 2005, certain engineering and IT functions were outsourced, enabling HGC to benefit from a reduction in overheads and improved efficiencies.

Leveraging the capabilities of Hong Kong’s most sophisticated network, together with the building of broader retail distribution channels and the availability of a wider variety of retail and business services, HGC is ideally positioned to continue the growth trends established in 2005.

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Annual Report 2005

Thailand

Hutchison CAT moved closer to EBITDA breakeven in 2005, becoming EBITDA positive on a monthly basis by the end of the year.

19.0%

customer base increase

Hutch

Operations Review

Hutchison CAT launched Thailand’s first high-speed CDMA2000-1X mobile telecommunication service in 2003. This advanced network delivers high quality services in Thailand, allowing the company to maintain its market differentiation and product innovation in the 25 provinces in which it operates.

In addition to its quality voice services, customers enjoy high-speed mobile Internet access and data services together with a broad selection of unmatched multimedia services and applications. Coupled with its high-speed mobile internet access, quality data services, competitive tariffs and differentiated products, the company offers a number of special packages and competitive voice-only tariff plans such as One Rate One Thailand One Baht.

Hutchison CAT was one of only two operators to record consistent positive net growth in the post-paid market for the second half of the year. It possesses the strongest blended ARPU of any carrier in Thailand and it increased its customer base by 19.0% to approximately 732,000 in 2005.

During the year a number of cost saving initiatives were launched, including streamlining the organisation and outsourcing of network maintenance and IT operations. This not only resulted in improved financial results for the year, it is expected to generate positive returns in 2006. Despite the extremely difficult operating environment, the company has overcome many challenges and it is confident that the business is now well positioned for 2006.

Hutchison Telecommunications International Limited	27
Annual Report 2005

Indonesia and Vietnam

Hutchison Telecom made strategic investments to enter the Indonesian and Vietnamese mobile markets, which it views as key growth markets in Asia.

217 million

Indonesia population

8.4%

Vietnam GDP growth rate

Operations Review

Constantly seeking opportunities to expand into markets that fit its strategy - a sizeable population, low wireless penetration rates and dynamic economic development - Hutchison Telecom announced its entry into Vietnam and Indonesia in 2005. Both markets present a tremendous opportunity for Hutchison Telecom. The Group believes that its expertise in high growth, prepaid markets such as India, as well as its extensive experience with advanced networks around the world will serve it well in these markets.

Indonesia

Indonesia has a sizable population of more than 217 million people, a relatively low mobile penetration rate of approximately 20% and a strong 2005 mobile customer growth rate of 35%.

In July, the Group acquired a 60% equity stake in PT Hutchison CP Telecommunications, formerly known as PT Cyber Access Communications, which owns a nationwide licence to provide GSM and 3G services.

Towards the end of 2005, expansion of the nationwide wireless network commenced and is expected to be launched commercially in the second half of 2006. With the network rapidly taking shape, work also took place to develop service offerings to meet the particular demands and preferences of the Indonesian market and position the business for success.

Hutchison Telecom Indonesia plans to offer nationwide GSM services. In certain densely populated areas it will overlay an advanced 3G infrastructure based on UMTS technology. Customers will enjoy voice and data services with an emphasis on product innovation, brand recognition and dependable customer service.

Vietnam

Vietnam has a population of approximately 83.5 million and a market penetration rate of about 10.9%. In 2005, the Group received an investment licence to develop and provide a nationwide CDMA network with Hanoi Telecom, with an expected launch in the second half of 2006.

Network roll out is underway together with in-depth service and product planning, brand development, as well as establishment of a robust distribution network to meet both near term and long term goals.

Aiming for the highest standards of quality and service, Hutchison Telecom Vietnam’s strategy will be to offer quality voice services and advanced high-speed mobile data services. Hutchison Telecom Vietnam believes that as the market develops, the younger population will increasingly appreciate the exciting benefits of the high-speed network and its ability to enable access to up-to-the-minute information and high-speed data applications.

The company’s goal is to tap the potential of this exciting emerging market by providing Vietnamese mobile phone users with mobile communications services based on an advanced network, outstanding customer services as well as innovative sales and marketing strategies.

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Annual Report 2005

Sri Lanka and Ghana

Sri Lanka and Ghana continue to be important markets in Hutchison Telecom’s global footprint. In 2005 both markets registered positive growth in customer base and turnover.

77.2%

combined customer base increase

Hutch

Kasapa

Operations Review

Sri Lanka

2005 was a rewarding year for the Group’s Sri Lankan mobile operations Hutchison Telecom Lanka. Targetting specific segments of the fast growing Sri Lankan mobile market, the company registered the country’s highest customer growth rate, with an increase of 88% as compared to 2004.

Like many other emerging markets around the world, Sri Lanka has a low wireless penetration rate, an intense focus on affordability and fast growing demand for telecommunications services. A predominantly prepaid market, Hutchison Telecom Lanka has developed specific service offerings to address this market in 2005. A highly competitive suite of prepaid packages was launched to address the needs of the different market segments. A convenient micro-credit electronic reload system was also introduced, enabling customers to recharge their prepaid accounts with any value.

Hutchison Telecom Lanka strengthened its network quality and capacity during the year, positioning it favourably to attract new customers in the low penetration, high growth mass market. The company signed two major network infrastructure contracts to commence expansion of its nationwide GSM coverage. It also acquired new GSM1800 spectrum to enhance its existing GSM900 network capacity with future dual band expansions.

With a low-cost nationwide GSM infrastructure, suite of competitive prepaid packages, advanced micro-credit reload system, as well as its ability to offer GPRS based data services, Hutchison Telecom Lanka is ideally positioned to capture new market share in Sri Lanka.

Ghana

Sensing the opportunities for growth in Ghana, the Group’s Ghana mobile operation Kasapa switched from its AMPS analogue system to a CDMA 2000-1X digital network during the year. Complementing the improved call quality, network coverage and service facilities, a new logo and marketing communications campaign were launched in support of Kasapa’s enhanced services and growing brand value.

With the introduction of the CDMA network, Kasapa saw its customer base grow 37% in the last three months of 2005. Kasapa plans to expand coverage to all ten regions in Ghana and offer a host of new services and features. The company currently provides 100% prepaid mobile telecommunications services offering electronic and printed top-up vouchers with tariffs at or below that of its competitors. This strategy has positioned the company for growth as the value-leading supplier.

Looking forward, the network improvements, expanded reach, price competitiveness and increased brand acceptance are expected to drive the expansion of the customer base and enhance financial returns.

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Annual Report 2005

Staff and Community

Staff

At the end of 2005, Hutchison Telecom’s team of worldwide staff stood at over 10,000.

In meeting its objectives, the Group seeks to attract talented individuals who will contribute to Hutchison Telecom’s businesses around the world. At the same time, its commitment to rapid growth and cutting-edge technology means that staff are able to gain exposure to the latest technology and evolving market conditions while enjoying ample opportunities for personal growth and development. The Group also promotes the sharing of cross-cultural experiences to build a diverse ethnic and cultural workforce. In addition to growing with the Group, staff also have the opportunity to extend their knowledge beyond local boundaries and gain exposure to global services and practices.

The Group is also aware of the value of maintaining staff satisfaction. With over 20 years’ of experience and a focus on staff development, it has been able to cultivate an excellent staff morale and motivation, resulting in the Group’s ability to maintain its impressive performance.

In 2005 the Group’s turnover increased substantially but it was able to maintain staff numbers at 2004 levels. Maximising staff efficiencies, different human resource strategies were deployed in the various markets. In India, for example, to meet the demands of a high growth market, additional staff were employed.

In many of its operations, the Group partnered world-class suppliers to set up efficient and cost-effective operations. Non-core functions were outsourced, enabling Hutchison Telecom to focus on providing the best service levels.

The Community

As a global leader in the international telecommunications community, Hutchison Telecom supports the communities in which it operates. The diverse Group companies participate in a range of activities which encompass both the young and old.

Operating in a number of developing economies, the Group seeks to provide assistance to welfare programmes in times of natural disaster or for the improvement of education. In Hong Kong, the Group supports community activities and charitable events through sponsorships.

Staff are also encouraged, and are supported by the Group, to take an active role in their own communities through their participation and support of local community and charity events.

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Management Discussion and Analysis

Overview

The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in the annual report. Our Consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (collectively “HKFRS”), which differs in some material aspects from US GAAP. For a discussion of these differences and a reconciliation of net (loss) profit attributable to shareholders and shareholders’ (deficits) funds to US GAAP, see “Information for US Investors”.

The Group had a good year in 2005, with turnover from continuing operations increased to HK$24.4 billion, as our total customer base increased to 16.9 million customers as of 31 December 2005. Operating profit before disposal of investments and others increased to HK$2,083 million, reflecting improving margins as our business continued to grow and benefited from economies of scale. In particular, we experienced strong growth in our India operations, which saw an increase of 40.9% in turnover and an increase of 81.5% in operating profit before disposal of investments and others.

In addition, the Group undertook a number of transactions in 2005 that affected its results for 2005 or will affect the Group’s results going forward.

■       Partner in Israel undertook a share buy back that had the effect of increasing the Group’s stake in Partner to 52.2%. From April 2005 Partner was consolidated in the Group’s financial statements whereas it was previously accounted for as an associated company, which among other things had the effect of increasing the Group’s turnover by HK$6,612 million, operating profit before disposal of investments and others by HK$832 million and operating expenses by HK$5,780 million.

■       The Group privatised its Hong Kong listed fixed-line subsidiary HGC, acquiring an additional 47.47% through the issue of approximately 253 million new shares and payment of approximately HK$475 million in cash. The cash consideration was satisfied by increased borrowings of HK$475 million. We have now started the process of integrating the fixed and mobile operations in Hong Kong.

■       Hutchison Essar in India entered into an agreement to buy BPL Mobile Communications Limited and BPL Mobile Cellular Limited for a total consideration of INR 50,649 million (or approximately HK$8,999 million) and Essar Spacetel Limited for a total consideration of INR 255 million (or approximately HK$45.2 million), paving the way to nationwide coverage in India.

■       The Group entered the Indonesia market through its acquisition of a 60% interest in PT Hutchison CP Telecommunications Indonesia for US$120 million (or approximately HK$936 million). PT Hutchison CP Telecommunications is a company with a nationwide GSM and UMTS licence and the network build out is now underway.

■       The Group obtained an investment licence to build and operate a nationwide network in Vietnam in cooperation with Hanoi Telecom, and the network build out is now underway.

■       The Group disposed of its interests in its operations in Paraguay, which resulted in a loss from discontinued operations in 2005 of HK$352 million.

Hutchison Telecommunications International Limited	33
Annual Report 2005

Management Discussion and Analysis

Group Results

Basis of Preparation of Financial Statements

The Group was formed in March 2004 in preparation for a restructuring by Hutchison Whampoa during the third quarter of 2004. In connection with the restructuring, Hutchison Whampoa and a number of its affiliates transferred to us their holdings in certain mobile and fixed-line telecommunications businesses. We also issued additional ordinary shares as a part of the restructuring to capitalise substantially all of the outstanding loans from the Hutchison Whampoa group, net of receivables from such companies, in the aggregate amount of HK$20,869 million.

The restructuring has been accounted for as a reorganisation of businesses under common control, in a manner similar to a pooling of interests. Our consolidated financial Statements have been prepared as if our Company and the structure of our ownership of our subsidiaries had been in existence at all dates and during all years presented, and include the accounts of the direct and indirect subsidiaries and the interests and investments in associated companies and jointly controlled entities contributed to us by the Hutchison Whampoa group in connection with the restructuring. The results of operations of subsidiaries, associated companies and jointly controlled entities acquired or disposed of during a year are included in our consolidated financial statements Commencing from the effective dates of their acquisition or up to the effective dates of their disposal, as the case may be.

During 2005, the Group changed certain accounting policies following its adoption of new or revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards which are effective for accounting periods commencing on or after 1 January 2005. The adoption of Hong Kong Financial Reporting Standards is in accordance with the Hong Kong Institute of Certified Public Accountants’ policy objective of full convergence with International Financial Reporting Standards and interpretations established by the International Accounting Standards Board.

The adoption of the new Hong Kong Financial Reporting Standards from 1 January 2005 resulted in a decrease in opening reserves as at 1 January 2005 by HK$437 million and a loss to equity holders of the Company for the year ended 31 December 2005 of HK$154 million (2004 - HK$102 million).

We group our subsidiaries into the following six business segment for financial reporting purposes, based on their geographic area of operation and principal business line:

■       India

■       Israel

■       Hong Kong mobile

■       Hong Kong fixed-line

■       Thailand

■       Others

The results of operations of our Macau mobile business are aggregated with our Hong Kong mobile business because our Macau operating company is a subsidiary of our Hong Kong mobile operating company, shares the same management and is significantly smaller in terms of financial results and customer numbers.

“Others” is currently comprised of Sri Lanka, Ghana, Indonesia, Vietnam, the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China and Singapore and Corporate. “Others” in the prior year was comprised of Sri Lanka, Ghana, the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China and Singapore and Corporate.

34	Hutchison Telecommunications International Limited
Annual Report 2005

Management Discussion and Analysis

The following table presents the amounts and percentages of turnover of the major line items in our consolidated profit and loss account:

	Year ended 31 December

	2004 (As restated)*		2005

	(HK$ in millions, except percentages)
Continuing operations:

Turnover	$14,845	100.0%	$24,356	100.0%

Operating expenses

Cost of inventories sold	(1,373)	(9.2)%	(2,331)	(9.6)%

Staff costs	(1,586)	(10.7)%	(2,319)	(9.5)%

Depreciation and amortisation	(3,117)	(21.0)%	(4,367)	(18.0)%

Other operating expenses	(8,913)	(60.0)%	(13,256)	(54.4)%
Operating (loss)/profit before disposal of investments and others	(144)	(0.9)%	2,083	8.5%

Share of results of associated companies	338	2.2%	86	0.4%

Profit on disposal of investments and others	1,300	8.8%	71	0.3%
Operating profit	1,494	10.1%	2,240	9.2%

Interest and other finance costs, net	(1,015)	(6.8)%	(1,604)	(6.6)%
Profit before taxation	479	3.3%	636	2.6%

Current taxation charge	(105)	(0.7)%	(229)	(1.0)%

Deferred taxation charge	(80)	(0.6)%	(205)	(0.8)%
Profit for the year from continuing operations	294	2.0%	202	0.8%
Discontinued operations:

Loss from discontinued operations	(54)	(0.4)%	(352)	(1.4)%
Profit/(loss) for the year	$240	1.6%	$(150)	(0.6)%
Attributable to:

Equity holders of the Company

- continuing operations	24	0.2%	(416)	(1.7)%

- discontinued operations	(54)	(0.4)%	(352)	(1.4)%
	(30)	(0.2)%	(768)	(3.1)%
Minority interests - continuing operations	270	1.8%	618	2.5%
	$240	1.6%	$(150)	(0.6)%

*	The 2004 accounts have been restated as a result of adoption of HKFRS and other matters, the effects of which are outlined in Note 2(a) in the notes to the accounts.

Hutchison Telecommunications International Limited	35
Annual Report 2005

Management Discussion and Analysis

In the first three months in 2005, the Group accounted for Partner as an associated company. In April 2005, Partner completed a buy back of its own shares increasing the Group’s interest to over 52% and resulting in Partner becoming a consolidated subsidiary. Partner’s contribution to operating profit was HK$88 million for the first three months of 2005 as an associated company. The following table sets out Partner’s contribution from April 2005 to December 2005 to the Group’s consolidated profit and loss account as well as the Group’s proforma consolidated profit and loss account if Partner had not been accounted as a subsidiary:

	As audited	Partner’s contribution	Pro-forma

	HK$ millions	HK$ millions	HK$ millions
Turnover	$24,356	$6,612	$17,744

Operating expenses

Cost of inventories sold	(2,331)	(1,121)	(1,210)

Staff costs	(2,319)	(778)	(1,541)

Depreciation and amortisation	(4,367)	(1,149)	(3,218)

Other operating expenses	(13,256)	(2,732)	(10,524)
Operating profit before disposal of investments and others	2,083	832	1,251

Share of results of associated companies	86	–	86

Profit on disposal of investments and others	71	(5)	76
Operating profit	$2,240	$827	$1,413

Turnover

Our turnover increased by 64.1% from HK$14,845 million in 2004 to HK$24,356 million in 2005. Excluding the first time consolidation of Partner as a subsidiary, underlying turnover growth from continuing operations was 19.5%. The key contributor to the underlying growth in turnover was the 38.6% increase in our customer base, which increased to 16.9 million in 2005 from 12.2 million in 2004. Most of our operating companies reported an increase in turnover in 2005 with particularly strong growth in India. The customer base of our India operations increased by 59.4% from 7.2 million to 11.4 million.

The consolidation of Partner for the first time in 2005 resulted in Israel contributing 27.1% to the Group’s turnover, whilst turnover from India represented 41.0%, Hong Kong and Macau 24.8% (of which mobile operations represented 15.8% and fixed-line operations represented 9.0%), Thailand 4.3% and other operations 2.8%.

The majority of our turnover comes from mobile telecommunications services, which represented 86.2% of total turnover compared to 79.1% in 2004. The balance came from fixed line telecommunications services representing 9.0%, mobile telecommunications products such as handset and accessory sales which represented 2.7% and other non telecommunications businesses, principally relating to the IT solutions business of Vanda, which represented 2.1%.

36	Hutchison Telecommunications International Limited
Annual Report 2005

Management Discussion and Analysis

Operating Profit Before Disposal of Investments and Others

Our operating profit before disposal of investments and others improved to HK$2,083 million in 2005, as compared to a loss of HK$144 million in 2004. Excluding Partner, operating profit before disposal of investments and others was HK$1,251 million. The Group’s strong results from operations in India, and a further reduction in operating losses from Thailand, were the main contributors to the underlying growth in operating profit before disposal of investments and others.

Operating Expenses

The following table presents a breakdown of operating expenses from continuing operations and the percentage change from year to year:

	Year ended 31 December

	2004	2005	% Change

	(HK$ millions)
Cost of inventories sold	$1,373	$2,331	+69.8%

Staff costs	1,586	2,319	+46.2%

Depreciation and amortisation	3,117	4,367	+40.1%

Other operating expenses	8,913	13,256	+48.7%
Operating expenses	$14,989	$22,273	+48.6%

The increase in operating expenses was primarily attributable to the first time inclusion of Partner as a consolidated subsidiary in 2005 together with higher levels of activity in our business. Operating expenses increased only 48.6% over 2004 compared to turnover which increased by 64.1% over 2004. Excluding Partner, operating expenses increased by 10.0% from 2004 to 2005, compared to turnover which increased by 19.5%. As a Percentage of turnover, operating expenses decreased from 101.0% in 2004 to 91.4% in 2005. Excluding Partner, operating expenses declined to 92.9% of turnover.

Cost of inventories sold increased by 69.8% from HK$1,373 million in 2004 to HK$2,331 million in 2005, mainly due to the consolidation of Partner. Excluding Partner, cost of inventories decreased by 11.9% which largely reflects a change in the presentation of revenue in Vanda’s IT solutions operation from gross to net basis. This had no impact on operating profit but had the effect of reducing turnover by HK$488 million with a corresponding reduction in the cost of inventories sold.

Staff costs increased by 46.2% from HK$1,586 million in 2004 to HK$2,319 million in 2005, mainly due to the consolidation of Partner and the expansion of our business. Excluding Partner, staff costs decreased to HK$1,541 million. As a percentage of total turnover, staff costs fell from 10.7% in 2004 to 9.5% in 2005. The underlying decrease in staff costs was due to the continuing cost savings from the outsourcing of certain network, information technology, maintenance and call centre services in 2005 as well as improving economies of scale.

Hutchison Telecommunications International Limited	37
Annual Report 2005

Management Discussion and Analysis

Depreciation and amortisation increased 40.1% from HK$3,117 million in 2004 to HK$4,367 million in 2005. Excluding Partner depreciation and amortisation expenses increased by only 3.2%. The increased depreciation was attributable to the continuing network roll out of our operations, which was partly offset by the decrease in depreciation made from the reassessment in useful life estimates for network assets within India from 9.67 years to 15 years. The increased amortisation mainly resulted from the amortisation of brand name and customer base and telecommunications licence as contributed by Partner.

The following table presents a breakdown of other operating expenses:

	Year ended 31 December

	2004	2005	% Change

	(HK$ in millions)
Cost of services provided	$4,989	$8,673	+73.8%

General administrative and distribution costs	1,857	2,087	+12.4%

Operating leases in respect of buildings and hire of plant and machinery	993	1,187	+19.5%

Impairment loss on fixed assets	142	–	-100.0%

Write-off of customer acquisition costs and retention costs	150	99	-34.0%

Others	782	1,210	+54.7%
Other operating expenses	$8,913	$13,256	+48.7%

Other operating expenses increased by 48.7% from HK$8,913 million in 2004 to HK$13,256 million in 2005. Excluding Partner, other operating expenses increased by 18.1%. The main component of other operating expenses was the cost of services provided, consisting of network costs and associated network operating costs, which increased by 73.8% from HK$4,989 million in 2004 to HK$8,673 million in 2005. The increase in the cost of services provided was mainly attributable to continuing growth in our customer base, which resulted in significant increases in interconnection, roaming and IDD charges, as well as the continuing network roll out, which resulted in increased rental fees for cell sites and leased lines.

The increase in other operating expenses was also partly due to the 12.4% increase in general administrative and distribution costs from HK$1,857 million in 2004 to HK$2,087 million in 2005, as well as the 19.5% increase in operating leases in respect of buildings and the hire of plant and machinery from HK$993 million in 2004 to HK$1,187 million in 2005. The increase in other operating expenses was offset by the write-off of customer acquisition and retention costs which decreased from HK$150 million in 2004 to HK$99 million in 2005.

As a percentage of our total turnover, other operating expenses decreased from 60.0% of turnover in 2004 to 54.4% in 2005. Excluding Partner, other operating expenses decreased to 59.3% of turnover in 2005.

Share of Results of Associated Companies

Share of results of associated companies, mainly contributed by Partner, decreased by 74.6% from HK$338 million in 2004 to HK$86 million in 2005, mainly due to the consolidation for the first time of the results of Partner beginning in April 2005.

38	Hutchison Telecommunications International Limited
Annual Report 2005

Management Discussion and Analysis

Profit on Disposal of Investments and Others

During the year, the Group recorded a profit on disposal of investments and others of HK$71 million, comprising (i) the profit on disposal of an approximate 4% equity interest in Hutchison Essar Limited (“Hutchison Essar”) of approximately HK$49 million as a result of the exercising of call options by a minority shareholder of Hutchison Essar; and (ii) negative goodwill of HK$27 million resulting from the transfer of a 0.57% equity interest in Hutchison Essar at nil consideration from Essar Teleholdings Limited, a minority shareholder of Hutchison Essar; and (iii) it was then offset in part by a dilution loss on our shareholding in Partner of approximately HK$5 million as a result of the exercise of share options by the option holders. In 2004, the Group, by way of a share placement, disposed of an approximate 26.5% equity interest in a subsidiary company, Hutchison Global Communications Holdings Limited, and recorded a gain on disposal of investment and others of approximately HK$1,300 million.

Operating Profit

As a result of the foregoing, the Group recorded an operating profit of HK$2,240 million in 2005 as compared to HK$1,494 million in 2004. Excluding the consolidation of Partner, the Group’s operating profit in 2005 was HK$1,413 million, representing an increase of HK$1,219 million, if the one-time gain of HK$1,300 million is excluded from the Group’s operating profit in 2004.

Interest and Other Finance Costs, Net

Net interest and other finance costs principally consists of interest and other finance costs relating to our debt, net of interest income received from bank deposits, as well as the fair value gain on derivative instruments. Net interest and other finance costs increased by 58.0% from HK$1,015 million in 2004 to HK$1,604 million in 2005, primarily due to the first time consolidation of the net debt of Partner as well as higher levels of debt used to finance the expansion of our operations.

Profit Before Taxation

We recorded a profit before taxation of HK$636 million in 2005, an increase of 32.8% from HK$479 million in 2004. Profit before taxation included profits on disposal of investments and others of HK$71 million in 2005 and HK$1,300 million in 2004. Excluding the profits on disposal of investments and others, our profit before taxation from continuing operations increased from a loss of HK$821 million in 2004 to a profit of HK$565 million in 2005.

Current and Deferred Taxation Charges

The Group’s current taxation charge increased to HK$229 million in 2005 from HK$105 million in 2004. The current taxation charge was mainly attributable to increased taxable income as a result of the strong operating results in our India operations.

We recorded a net deferred taxation charge from continuing operations of HK$205 million in 2005, compared to a net deferred taxation charge of HK$80 million in 2004. The net deferred taxation charge related to each of our India and Hong Kong mobile operations as well as Partner, where we had historical losses. These carry-forward losses were applied to our tax positions as offsets.

Hutchison Telecommunications International Limited	39
Annual Report 2005

Management Discussion and Analysis

Profit From Continuing Operations

Profit from continuing operations stood at HK$202 million in 2005, compared to HK$294 million in 2004. Excluding one-time gain, we had a loss from continuing operations in 2004 of HK$1,006 million.

Loss From Discontinued Operations

In May 2005, the Group entered into a contract to sell its mobile operations in Paraguay. The disposal was completed in July 2005. In this connection, the Group’s mobile operations in Paraguay are presented as discontinued operations in accordance with HKFRS 5 “Non-current Assets held for Sale and Discontinued Operations”. The loss from the discontinued operations in Paraguay amounted to HK$352 million in 2005 and HK$54 million in 2004.

Net Loss Attributable to Equity Holders

Loss attributable to equity holders of the Company in 2005 was HK$768 million, of which HK$416 million (or HK$0.09 loss per share) was from continuing operations, and HK$352 million (or HK$0.08 loss per share) was from discontinued operations. In 2004, the loss attributable to equity holders of the Company was HK$30 million, of which HK$24 million profit (or HK$0.01 earnings per share) was from continuing operations, and HK$54 million loss (or HK$0.01 loss per share) was from discontinued operations. Excluding the profit on disposal of investments and others, the loss from continuing operations in 2005 was HK$487 million compared to HK$1,276 million in 2004, a decrease of 61.8%.

Results of Operating Companies

Turnover

The following table presents a breakdown of turnover by our six business segments and the percentage of total turnover accounted for by each segment:

	Year ended 31 December

	2004		2005

	(HK$ in millions, except percentages)
India	$7,093	47.8%	$9,996	41.0%

Israel	–	–	6,612	27.1%

Hong Kong mobile	3,714	25.0%	3,837	15.8%

Hong Kong fixed-line	1,870	12.6%	2,204	9.0%

Thailand	1,219	8.2%	1,045	4.3%

Others	949	6.4%	662	2.8%
Turnover	$14,845	100.0%	$24,356	100.0%

40	Hutchison Telecommunications International Limited
Annual Report 2005

Management Discussion and Analysis

■       India operations. Our India operations accounted for 41.0% of our total turnover in 2005, compared to 47.8% in 2004. Excluding Partner from our total turnover, our India operations would have represented 56.3% of total turnover. Turnover from our India operations increased by 40.9% from HK$7,093 million in 2004 to HK$9,996 million in 2005, primarily due to an increase in the total number of customers from approximately 7.2 million in 2004 to approximately 11.4 million in 2005, a growth of 59.4%. The growth was mainly driven by an increase in the prepaid customer base as thresholds to entry and monthly charges continued to fall. Over 90% of the growth in the year was in the prepaid segment which generally has a lower average revenue per user than the postpaid segment. At the end of 2005, 77.8% of our customer base was in the prepaid segment, up from 70.2% at the end of 2004.

■       Israel operations. Israel accounted for 27.1% of our total turnover in 2005 having been consolidated as a subsidiary since April 2005. Had Partner been consolidated for the full year it would have contributed HK$8,750 million or 33.0% of total proforma turnover in 2005. As at 31 December 2005, Partner’s customer base had risen to 2.5 million, an increase of 8.1% as compared to 2004, demonstrating Partner’s ability to continue to grow its business in a highly competitive market.

■       Hong Kong mobile operations. Our Hong Kong mobile operations accounted for 15.8% of our total turnover in 2005, compared to 25.0% in 2004. Excluding Partner from our total turnover, our Hong Kong mobile operations would have represented 21.6% of total turnover. Despite intense competition, turnover increased by 3.3% from HK$3,714 million in 2004 to HK$3,837 million in 2005, which was mainly driven by growth in our higher 3G customer base with higher average revenue per user, which was partially offset by a reduction in our 2G customer base. As at 31 December 2005, the mobile customer base in Hong Kong and Macau had risen to 2.0 million, an increase of 5.9% as compared to 2004. The increased turnover was also partly due to increased roaming revenues, demonstrating the ability of Hong Kong mobile to continue to grow the business in a highly competitive market.

■       Hong Kong fixed-line operations. Our Hong Kong fixed-line operations accounted for 9.0% of our total turnover in 2005, compared to 12.6% in 2004. Excluding Partner from our total turnover, our Hong Kong fixed-line operations would have represented 12.4% of total turnover. Turnover from our Hong Kong fixed-line operations increased by 17.9% from HK$1,870 million in 2004 to HK$2,204 million in 2005 which was mainly driven by growth in international and local voice services, international and local data services, as well as residential broadband services. International voice revenues experienced a strong growth over the previous year, mainly driven by demand in both the wholesale and retail sectors, and partly driven by the launch of the IDD 0088 programme during the year. Despite keen competition and price pressures in the market, the turnover growth in international and local data services was achieved through additional penetration among the carrier, corporate and regional markets. Local voice and residential broadband customers also grew steadily during the year providing a stable source of revenue stream.

Hutchison Telecommunications International Limited	41
Annual Report 2005

Management Discussion and Analysis

■       Thailand operations. Our Thailand operations accounted for 4.3% of our total turnover in 2005, compared to 8.2% in 2004. Excluding Partner from our total turnover, our Thailand operation would have represented 5.9% of our total turnover. Turnover from our Thailand operations decreased by 14.3% from HK$1,219 million in 2004 to HK$1,045 million in 2005. This largely reflected a change in the customer mix as the business changed direction to focus on the prepaid market segment in 2005, which generally has a lower average revenue per user then the postpaid segment. Whilst the year end customer base increased by 19.0% to approximately 732,000, the prepaid base increased from 41.1% to 52.9% of the total customer base.

■       Other operations. Turnover from other operations consisted of turnover from Sri Lanka, Ghana and the Group’s non-telecommunications business. These operations collectively accounted for 2.8% of our turnover in 2005, compared to 6.4% in 2004. Total turnover decreased by 30.2% from HK$949 million in 2004 to HK$662 million in 2005 reflecting the change in the presentation of revenue in Vanda from gross to net basis.

Operating Profit

The following table presents a breakdown of operating profit (loss) before disposal of investments and others by business segment, the share of results of associated companies, profit on disposal of investments and others, as well as the percentage of total operating profit accounted for by each segment or line item:

	Year ended 31 December

	2004		2005

	(HK$ in millions, except percentages)
India	$1,344	90.0%	$2,440	108.9%

Israel	–	–	832	37.1%

Hong Kong mobile	(524)	(35.1)%	(420)	(18.7)%

Hong Kong fixed-line	194	13.0%	78	3.5%

Thailand	(1,079)	(72.2)%	(544)	(24.3)%

Others	(79)	(5.3)%	(303)	(13.5)%

Operating (loss)/profit before disposal of investments and others	(144)	(9.6)%	2,083	93.0%

Share of results of associated companies	338	22.6%	86	3.8%

Profit on disposal of investments and others	1,300	87.0%	71	3.2%
Operating profit	$1,494	100.0%	$2,240	100.0%

42	Hutchison Telecommunications International Limited
Annual Report 2005

Management Discussion and Analysis

The following table presents a breakdown of operating expenses by business segment and the percentage of operating expenses accounted for by each segment:

	Year ended 31 December

	2004		2005

	(HK$ in millions, except percentages)
India	$5,749	38.3%	$7,556	33.9%

Israel	–	–	5,780	26.0%

Hong Kong mobile	4,238	28.3%	4,257	19.1%

Hong Kong fixed-line	1,676	11.2%	2,126	9.6%

Thailand	2,298	15.3%	1,589	7.1%

Others	1,028	6.9%	965	4.3%
Operating expenses	$14,989	100.0%	$22,273	100.0%

■       India operations. Operating profit before disposal of investments and others from our India operations increased by 81.5% from HK$1,344 million in 2004 to HK$2,440 million in 2005 and our operating profit margin increased from 18.9% in 2004 to 24.4% in 2005. The increases mainly reflected the improved performance in the Uttar Pradesh (East), Rajasthan, Haryana, and Karnataka service areas. The improving margin reflects the better operating performance of the newer service areas.

Operating expenses for the India business increased by 31.4%, which was less than the growth of turnover in the business.

■       Israel operations. Operating profit before disposal of investments and others from Israel operations was HK$832 million, representing 39.9% of the Group’s total operating profit before disposal of investments and others in 2005. Partner’s results were consolidated for the nine months from April 2005 to December 2005. The Group equity accounted for Partner in the first three months of the year, recording a contribution to operating profit of HK$88 million in the first three months of 2005.

During the year Partner was largely able to mitigate the reduction of inter carrier termination rates by reducing its costs and realigning tariffs. Partner has recorded increased amortisation of approximately HK$294 million resulting from the recognition of brand name and customer base at fair value of approximately HK$4,088 million.

■       Hong Kong mobile operations. Our Hong Kong mobile operations recorded an operating loss before disposal of investments and others of HK$420 million in 2005, a 19.8% reduction from an operating loss of HK$524 million in 2004. The improvement was mainly due to staff cost savings from the outsourcing of certain network and information technology and call centre services, partially offsetting higher amortisation expenses from the continued growth of our 3G customer base which led to higher customer acquisition and retention costs.

Hutchison Telecommunications International Limited	43
Annual Report 2005

Management Discussion and Analysis

■       Hong Kong fixed-line operations. Our Hong Kong fixed-line operations recorded an operating profit of HK$78 million in 2005, a decrease of 59.8% from HK$194 million (excluding the one-off gain of HK$1,300 million) in 2004. The operating profit margin was 3.5% in 2005 compared to 10.4% in 2004. The decline in the operating profit and margin was the result of a change in the business mix as the Group recorded relative growth in the lower margin IDD business together with an increase in operating expenses including various one off expenses incurred in respect of the privatisation of HGCH during the year. Our operating expenses increased by 26.8% from HK$1,676 million in 2004 to HK$2,126 million in 2005. This increase in operating expenses was mainly attributable to the business expansion and generally consistent with increased turnover, which grew at a rate of 17.9% over 2004.

■       Thailand operations. Operating loss from our Thailand operations decreased by 49.6% from HK$1,079 million in 2004 to HK$544 million in 2005, mainly attributable to a number of initiatives launched in 2005 including restructuring the organisation and outsourcing of network maintenance and IT operations. Operating expenses fell by 30.9% to HK$1,589 million reflecting the improved operating cost structure of the business and lower amortisation as our Thailand operations moved to expense customer acquisition costs in 2005.

■       Other operations. Operating loss before disposal of investments and others from our other operations increased to HK$303 million in 2005 from HK$79 million in 2004. The loss was mainly due to the increase in operating expenses in Ghana and a full year of Corporate Office expenses.

Our Vietnam and Indonesia operations did not generate any revenues in 2005 as they were still in the process of being rolled out.

Liquidity and Capital Resources

Capital Requirements

Our liquidity and capital requirements relate principally to the following:

■       capital expenditures for the continuing build out and expansion of our networks in the markets where we operate, including purchases of fixed assets, licences, acquisitions of interests in existing third party telecommunications companies, as well as companies engaged in complementary or related businesses;

■ costs and expenses relating to the operation of our businesses, including ongoing costs related to network operations, sales and distribution expenses and customer service; and

■ payments of the principal of, and interest on, our debts.

44	Hutchison Telecommunications International Limited
Annual Report 2005

Management Discussion and Analysis

Capital Expenditure The following table sets forth our capital expenditure by business segment:

	Year ended 31 December

	2004	2005

	(HK$ in millions)
India	$2,463	$2,744

Israel	–	531

Hong Kong mobile	557	415

Hong Kong fixed-line	704	425

Thailand	876	282

Others	58	321
Total	$4,658	$4,718

Capital expenditure increased by 1.3% to HK$4,718 million in 2005 from HK$4,658 million in 2004 due to the first time inclusion of Israel, the increase in capital expenditure of India operations and expansion in our new markets in Indonesia and Vietnam. These increases were offset by decreases in capital expenditure in our Hong Kong mobile and fixed-line operations and our Thailand operations. The capital expenditure of India increased as we continued to invest to broaden our operations in our existing licence areas. The decrease in capital expenditure of the Hong Kong mobile operations mainly reflected the completion of the initial investment in building the basic infrastructure of a territory-wide 3G network. The decrease in capital expenditure in the Hong Kong fixed-line operations was due to the completion of its major infrastructure build out and lower prices. The decrease in capital expenditure of our Thailand operations was mainly due to the completion of the principal network build out and the implementation of cost saving programmes. The initial investments in Indonesia and Vietnam are included under “Others” and reflects initial roll out costs.

Our capital expenditure is expected to increase significantly in 2006, to an anticipated level of HK$13.5 billion to HK$14.5 billion. We expect our principal capital expenditure requirements for 2006 to include the following:

■        Much of the investment is expected to be in India where we have earmarked nearly 70% of our anticipated 2006 capital expenditure. This will be used not only to expand existing operations, it will also be invested in the operations acquired through BPL. We will invest in these operations upon the completion of licence applications in the remaining areas where we presently do not operate and we plan to add more backbone capacity.

■        We plan to invest approximately 20% in Indonesia and Vietnam during 2006 as we continue the network build out for those operations.

■        The balance of the investment will go to the 3G network in Israel and maintenance expenditures across the rest of our businesses.

Hutchison Telecommunications International Limited	45
Annual Report 2005

Management Discussion and Analysis

Outstanding Debt The following table presents our outstanding bank loans and other interest-bearing borrowings and debentures as at 31 December 2004 and 2005:

	Total debt

	As of 31 December

	2004	2005

	(HK$ in millions)
Bank loans-current portion	$12,281	$7,677

Other loans-current portion	1,316	11

Notes and debentures-current portion	247	2

Long-term loans	3,582	19,002
Total debt (1)	$17,426	$26,692

(1)	Excluding the HK$4 million interest-bearing loan from minority shareholders in one of our operating companies as at 31 December 2004.

We have financed our network build out and operating costs mainly through loans from commercial banks. As at 31 December 2004 and 2005, the ratio of our total debt to total assets was approximately 43% and 45% respectively.

46	Hutchison Telecommunications International Limited
Annual Report 2005

Management Discussion and Analysis

Country	Fixed/ Floating Interest Rate	Maturity Date	Currency	Committed Facility	Current Portion	Long-term Portion	Total

				(HK$ millions)	(HK$ millions)	(HK$ millions)	(HK$ millions)
India	Fixed	Aug 06 – Oct 09	INR	$1,270	$3	$1,244	$1,247

	Floating	Jan 06 – Nov 08	INR	3,990	1,170	2,813	3,983

	Floating	Oct 06	USD	624	623	–	623

Israel	Fixed	Apr 09	USD	26	7	19	26

	Floating	Jun 09 – Mar 12	ILS	4,515	51	4,464	4,515

Hong Kong mobile	Floating	May 08	HKD	6,000	–	4,128	4,128

Hong Kong fixed-line	Fixed	Jan 14	HKD	17	2	12	14

	Floating	Nov 08	HKD	–(1)	–	250	250

Thailand	Floating	Jun 06 – Jan 07	THB	6,525	4,382	1,039	5,421

	Floating	Jun 06 – Jan 07	JPY	1,597	1,278	317	1,595

	Floating	Mar 10	USD	175	38	132	170

Corporate and others	Floating	Nov 08	HKD	9,000(1)	–	1,782	1,782

	Fixed	Nov 06 – Dec 06	RMB	16	16	–	16

	Fixed	Apr 06	SGD	35	14	–	14

	Fixed	Mar 06 – Aug 06	MR	25	15	–	15

	Floating	Mar 06 – Nov 08	USD	120(1)	22	2,785	2,807

	Floating	Sep 06 – Mar 09	HKD	117	69	17	89
HTIL Total				$34,052	$7,690	$19,002	$26,692

(1)	The HK$9 billion secured revolving loan facility is available for both Hong Kong fixed-line and Corporate.

The additional borrowings of our India operations in 2005 were mainly to finance the expansion of its network. In addition to the borrowings of Hutchison Essar, there were external borrowings of HK$742 million by intermediate holding companies which have been incurred to fund the Group’s investment in India.

The increase in borrowings of our Hong Kong fixed-line operations in 2005 was mainly for the funding of working capital.

The increased borrowings of our Thailand operations in 2005 were to meet finance charges, investments and working capital requirements.

Hutchison Telecommunications International Limited	47
Annual Report 2005

Management Discussion and Analysis

The outstanding bank loans and other interest-bearing third-party borrowings, as at 31 December 2005 by segment, as well as information regarding maturities and interest expenses for the year ended 31 December 2005 in respect of such debt, are as follows:

	Maturity			Year ended 31 December 2005

	Short-term	Long-term	Total debt	Interest expense

	(HK$ in millions)
India	$1,796	$4,057	$5,853	$342

Israel	58	4,483	4,541	429

Hong Kong mobile	–	4,128	4,128	144

Hong Kong fixed-line	2	262	264	1

Thailand	5,698	1,488	7,186	299

Others	136	4,584	4,720	99
Total	$7,690	$19,002	$26,692	$1,314

On 31 March 2005, Partner completed an offering of NIS2 billion (HK$3,380 million) unsecured CPI linked notes. The principal amount of the notes is payable in 12 quarterly installments, beginning 30 June 2009 until 31 March 2012, and bears interest at the rate of 4.25% per annum. In April 2005, which was subsequently amended in May 2005, Partner entered into a new US$150 million (HK$1,163 million) five-year bank credit facility. This new facility is secured by a first ranking floating charge on Partner’s assets. In August 2005, Partner redeemed its outstanding US$175 million (HK$1,356 million) 13% Senior Subordinated Notes, due in 2010. The redemption was financed by the new bank facility and the CPI linked notes.

In May 2005, Hutchison Telephone Company Limited in Hong Kong entered into a HK$6 billion three-year senior secured revolving credit facility agreement with a group of international commercial banks, to refinance existing borrowings for the Hong Kong mobile business. The facility contains certain covenants and prepayment events including ownership undertakings in the Hong Kong mobile business. The facility is secured by way of fixed and floating charges over the assets of, as well as charges over the issued share capital of, the Hong Kong mobile business. As at 31 December 2005, HK$4,150 million was outstanding under this facility.

In May and July 2005, the Group’s Indian operations concluded two two-year rupee loan facilities, each of INR2,200 million (HK$378 million). At 31 December 2005, these facilities were fully drawn. In October 2005, the Group’s Indian operations concluded two three-year credit facilities with an aggregate of INR19,450 million (HK$3,340 million). To conclude the refinancing plan for India operations, in November 2005, the Group’s Indian operations entered into a foreign currency loan facility of US$140 million (HK$1,085 million) with a group of international banks. The facility shares the same security package as the INR4,400 million (HK$756 million) Rupee loan facilities. These facilities are secured by first charges over all assets of the Indian operating companies.

48	Hutchison Telecommunications International Limited
Annual Report 2005

Management Discussion and Analysis

In August 2005, one of the Group’s Thailand operations entered into a new THB3,900 million (HK$739 million) revolving credit facility with an international commercial bank. This facility is guaranteed by the Company and will expire in August 2006. In December 2005, the Group’s Thailand operations successfully arranged two one-year Baht denominated credit facilities: one THB9,500 million (HK$1,799 million) revolving and term loan facility and one THB8,000 million (HK$1,515 million) term loan facility. These facilities were used to refinance existing maturing facilities and are guaranteed by HWL.

In November 2005, the Company, HTI (BVI) Finance Limited (“HTIF”), and Hutchison Global Communications Limited (“HGC”) entered into a HK$9 billion secured revolving loan facility with three-year term with a group of syndicated banks. The facility is secured by way of a fixed and floating debenture over the assets of the borrowers and HCL Network Partnership, guarantees from various intermediate holding companies of the Group’s operations and charges over the entire issued share capital of HTIF and HGC. At 31 December 2005, HK$4,858 million was outstanding under this facility.

As at 31 December 2005, total borrowings of HK$7,488 million are guaranteed by HWL and other related companies. Under the terms of a credit support agreement between the Company and HWL, the Company will pay a guarantee fee charged at normal commercial rates and will provide a counter-indemnity in favour of HWL and other related companies in respect of guarantees provided by them for so long as they are not discharged.

As at 31 December 2005, fixed assets and current assets of certain subsidiary companies amounting to HK$11,520 million and HK$6,756 million, respectively, were used as collateral for certain of the borrowings. The current portion of bank and other loans, notes and debentures of the Group is secured to the extent of HK$868 million (2004 - HK$3,830 million). The long-term portion of bank and other loans and debentures of the Group is secured to the extent of HK$16,748 million (2004 - HK$1 million).

Contractual Obligations

The following table sets forth selected information regarding our contractual obligations to make future payments as at 31 December 2005:

	Payments due within
Contractual obligations	Total	1 year	1-5 years	After 5 years

			(HK$ in millions)
Purchase obligations	$4,398	$4,398	$–	$–
Operating lease obligations	2,548	735	946	867
Loans (1)	26,692	7,690	17,577	1,425
Licence fees liabilities	1,386	161	386	839
Total contractual obligations	$35,024	$12,984	$18,909	$3,131

(1)	Including bank loans and other interest-bearing third-party borrowings.

Hutchison Telecommunications International Limited	49
Annual Report 2005

Management Discussion and Analysis

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash flow from our operating activities and borrowings from banks.

As at 31 December 2005, we had net current liabilities of HK$5,328 million comprising a current portion of bank loans and other loans equal to HK$7,690 million and other net current assets of HK$2,362 million. As at 31 December 2004, we had net current liabilities of HK$14,373 million, comprising a current portion of bank loans and other loans equal to HK$13,844 million and other net current liabilities of HK$529 million. The decrease in net current liabilities in 2005 compared to 2004 was attributable to a decrease in short-term borrowings of HK$6,154 million, mainly due to the refinancing of a number of short-term bank loans with long-term borrowings together with an increase in short-term borrowings by our Thailand operations and the first time consolidation of Israel operations, as well as an increase in other net current assets by HK$2,891 million.

The following table sets out the major inflows/(outflows) of the Group’s cash flows:

	2004 HK$ millions	2005 HK$ millions
Cash flows from operating activities

Profit before taxation	$479	$636

Adjustments for

- Interest and other finance costs, net	1,015	1,604

- Non-cash items	3,417	4,582

- Share of results of associates	(338)	(86)

- Profit on disposal of investments and others	(1,300)	(71)

- Changes in working capital	(58)	524

Cash generated from continuing operations	$3,215	$7,189

Cash used in discontinued operations	(21)	—

Cash generated from operations	$3,194	$7,189

Net interest and other finance costs and taxes paid	(950)	(1,912)

Net cash generated from operating activities	$2,244	$5,277

Cash flows from investing activities

Net purchases of fixed assets	(5,104)	(4,030)

Addition to telecommunications licences, customer acquisition and retention costs, and long-term deposits	(963)	(987)

Prepayment for acquisition of subsidiary companies	—	(4,011)

Purchases of subsidiaries and additional investment in certain subsidiaries	69	(1,403)

Proceeds on disposal of subsidiaries	—	193

Proceeds on disposal of partial interest in a subsidiary	1,578	476

Net cash used in investing activities	$(4,420)	$(9,762)

Cash flows from financing activities

Net cash flows from financing activities and changes in restricted cash	3,798	4,577

Increase in amounts due from related companies	(1,513)	—

Equity contribution net of dividend paid to minority shareholders	—	242

Net cash provided by financing activities	$2,285	$4,819

50	Hutchison Telecommunications International Limited
Annual Report 2005

Management Discussion and Analysis

Our net cash inflows from operating activities in 2005 amounted to HK$5,277 million, compared to HK$2,244 million in 2004. The increase in net cash inflows from operating activities was mainly due to improved operating cashflow as well as to a working capital inflow of HK$524 million in 2005, compared to a working capital outflow of HK$58 million in 2004. The working capital inflow in 2005 consisted primarily of an increase in trade and other receivables of HK$1,099 million and was offset by an increase in trade and other payables of HK$1,581 million. In comparison, the working capital outflow in 2004 consisted primarily of an increase in trade and other receivables of HK$1,081 million and was offset by an increase in trade and other payables of HK$970 million. Our trade receivables increased from HK$1,719 million in 2004 to HK$3,265 million as of 31 December 2005. The increase was primarily due to increases in turnover resulting from growth in our customer base as well as the consolidation of Partner during the year.

Our net cash outflows from investing activities amounted to HK$9,762 million in 2005, compared to HK$4,420 million in 2004. The net cash outflows from investing activities consisted mainly of capital expenditures on network build out of HK$4 billion advanced payments made in connection with the acquisition of BPL Cellular Limited and BPL Mobile Cellular Limited in India of approximately HK$4 billion. In 2004, we had a profit on disposal of partial interest related to the placement of HGCH, which accounted for a HK$1,578 million inflow of our cash flows from investing activities. In comparison, we had a cash inflow of approximately HK$476 million from the disposal of partial interest in certain subsidiaries as a result of the option exercised by certain minority shareholders.

Our net cash inflows from financing activities amounted to HK$4,819 million in 2005, compared to HK$2,285 million in 2004. The increase mainly reflected a net increase in loans in the amount of HK$4,571 million in 2005 as compared to HK$4,048 million in 2004, primarily to fund network build out and operations by our operating companies as well as the first time inclusion of the debt from Partner. In 2004 there was an increase in amounts due from related companies of HK$1,513 million (Nil - 2005).

Off-Balance Sheet Arrangements

In addition to the contractual obligations discussed above, we have commitments that could require us to make material payments in the future. These commitments are not included in our consolidated balance sheet as of 31 December 2004 and 31 December 2005.

As of 31 December 2005, we had commitments of HK$4,398 million (2004 - HK$2,203 million) in respect of purchase obligations, HK$2,548 million (2004 - HK$1,713 million) in respect of operating lease obligations and contingent liabilities of HK$887 million (2004 - HK$564 million) in respect of performance guarantees.

In addition, under the shareholder arrangements with respect to the India entities through which we hold our business interests in India existing as at 31 December 2005, we had put/call options in place, which, if exercised by the relevant counter-party, could have required us to make material payments to purchase additional interests in these India entities. Pursuant to the relevant shareholders’ arrangements, the exercise prices of these options would have been at fair market value as determined by agreements between us and the India shareholders of the relevant holding entity or, failing such agreements, by an investment bank. These shareholder arrangements were eliminated in March 2006.

Hutchison Telecommunications International Limited	51
Annual Report 2005

Management Discussion and Analysis

We are required under the relevant shareholders’ agreements relating to our interests in the Thai operating companies to provide funding for operating expenses and capital expenditures of the operating companies or the intermediary holding companies through which we hold our interests in these operating companies. To date, we have met these funding obligations primarily through procuring guarantees for third-party loans to these companies, but we may in the future fund these operating expenses and capital expenditures directly.

Market Risk Hedging and Derivatives

The Group is exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to the Group’s financial liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed rate financial assets and liabilities. Exchange rate risk exists with respect to the Group’s financial assets and liabilities denominated in currencies other than Hong Kong dollars. The Group is also subject to exchange rate risks with respect to its operations and investments outside Hong Kong. The Group manages these risks by a variety of methods, including the use of a number of derivative financial instruments such as cross currency and interest rate swap contracts. All transactions in derivative financial instruments are undertaken for risk management purposes only. No instruments are held by the Group for trading or speculative purposes.

The Group enters into forward exchange contracts when it is deemed appropriate as hedges against its foreign currency exposures. Foreign currency swap agreements are used to manage exchange rate exposures mainly relating to certain debt instruments denominated in foreign currency. Foreign currency denominated borrowings are translated at the contracted swap rates where the Group has entered into currency swap arrangements.

The Group also enters into interest rate swaps to manage the fixed and floating interest rate mix of the Group’s total debt portfolio and reduce the impact of fluctuating interest rates on its short-term and long-term debts. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Interest expense on the hedged debts is adjusted to include the payments made or received under the interest rate swaps.

Our financial assets and liabilities as of 31 December 2004 and 31 December 2005 consisted mainly of non-derivative assets and liabilities, which were presented at their fair values. The fair values of our fixed-rate and floating-rate borrowings approximate their fair values since they bear interest at rates close to the prevailing market rates.

The following tables summarise the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as at 31 December 2005 that are sensitive to exchange rates or interest rates. Data presented below includes bank loans and other third-party borrowings.

52	Hutchison Telecommunications International Limited
Annual Report 2005

Management Discussion and Analysis

	31 December 2005					31 December 2005
	Maturities

	2006	2007	2008	2009	Thereafter	Total	Fair Value

	(HK$ in millions except rates)

Local Currency:
Fixed rate	$2	$1	$2	$2	$7	$14	$14
Average weighted rate(1)	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
Variable rate	$69	–	$6,160	$17	–	$6,246	$6,246
Average weighted rate(1)	4.59%	–	4.96%	5.99%	–	4.96%	4.96%
Sub-total	$71	$1	$6,162	$19	$7	$6,260	$6,260

Foreign currency:
Thai Baht:
Variable rate(2)	$5,698	$1,393	$38	$38	$19	$7,186	$7,186
Average weighted rate(1)	5.30%	5.64%	4.78%	4.78%	4.78%	5.36%	5.36%
Sub-total	$5,698	$1,393	$38	$38	$19	$7,186	$7,186

Indian Rupee:
Fixed rate	$3	$2	$1,241	$1	–	$1,247	$1,247
Average weighted rate(1)	11.26%	29.46%	7.03%	28.83%	–	7.10%	7.10%
Variable rate(3)	$1,793	–	$2,813	–	–	$4,606	$4,606
Average weighted rate(1)	6.57%	–	7.03%	–	–	6.85%	6.85%
Sub-total	$1,796	$2	$4,054	$1	–	$5,853	$5,853

Israel Shekels:
Variable rate	$51	$382	$376	$1,152	$2,554	$4,515	$4,515
Average weighted rate(1)	8.17%	6.81%	6.75%	6.63%	6.65%	6.68%	6.68%
Sub-total	$51	$382	$376	$1,152	$2,554	$4,515	$4,515

US dollars:
Fixed rate	$7	$7	$8	$4	–	$26	$26
Average weighted rate	7.25%	7.25%	7.25%	7.25%	–	7.25%	7.25%
Variable rate	$22	$4	$2,781	–	–	$2,807	$2,807
Average weighted rate(1)	7.69%	6.24%	5.24%	–	–	5.26%	5.26%
Sub-total	$29	$11	$2,789	$4	–	$2,833	$2,833

Others:
Fixed rate	$45	–	–	–	–	$45	$45
Average weighted rate(1)	4.48%	–	–	–	–	4.48%	4.48%
Sub-total	$45	–	–	–	–	$45	$45
Total	$7,690	$1,789	$13,419	$1,214	$2,580	$26,692	$26,692

(1)	Weighted average rates of the portfolio at the year end.

(2)	Included Japanese Yen borrowings of HK$1,595 million and US dollar borrowings of HK$170 million which were swapped into Thai Baht borrowings as at 31 December 2005.

(3)	Included US dollar borrowings of HK$623 million which were swapped into Indian Rupee borrowings as at 31 December 2005.

Hutchison Telecommunications International Limited	53
Annual Report 2005

Management Discussion and Analysis

Reconciliation to US GAAP

Our consolidated financial statements are prepared in accordance with HKFRS, which differ in various material aspects from US GAAP. These material differences, as they apply to our consolidated financial statements can be read in the “Information for US Investors” section.

The Group’s US GAAP financial statements for 2003 and 2004 have been restated as described in the “Information for US Investors” section (which includes the restated US GAAP financial statements for 2004) to correct certain items. These restatements were the result of the Group: (i) revising its recording of the translation of its licences into its functional currency using period end rates rather than historical exchange rates; (ii) revising its recording of the fair value of derivatives as of 31 December 2003 and 2004; (iii) not recording deferred tax liabilities applicable to acquired licences in connection with acquisitions in India made during 2000; and (iv) revising its recording of the effect attributable to certain tax holidays for its subsidiaries in India.

The following table sets forth a comparison of our net loss attributable to shareholders and shareholders’ funds in accordance with HKFRS and US GAAP for the years indicated:

	As of or for the year ended 31 December

	2004 (Restated)	2005

	(HK$ in millions)
Net loss attributable to shareholders

HKFRS	$(30)	$(768)

US GAAP	(232)	(915)

Shareholders’ funds

HKFRS	13,830	16,170

US GAAP	12,709	13,680

54	Hutchison Telecommunications International Limited
Annual Report 2005

Corporate Governance Report

The Company is committed to achieving and maintaining the highest standards of corporate governance. The Board considers effective corporate governance as essential to protecting shareholders’ interests and enhancing stakeholder value. Accordingly, the Board attributes a high priority to identifying and implementing appropriate corporate governance practices to ensure transparency, accountability and effective internal controls.

The Company has complied with the Code on Corporate Governance Practices in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) throughout the year ended 31 December 2005 except that previously the Director holding office as Chairman of the Board of Directors and/or the Director appointed to the position of Managing Director of the Company were not, whilst holding such office, subject to retirement by rotation. It was disclosed in the 2005 Interim Report of the Company that amendment to the relevant provision of the Company’s Articles of Association relating to retirement of the Chairman and the Director appointed to the position of Managing Director of the Company was approved at the Annual General Meeting of the Company held on 5 May 2005. Consequently, the Company has been fully compliant with all code provisions of the Code on Corporate Governance Practices of the Listing Rules.

Board of Directors

The Board is charged with the responsibility for the leadership and control of the Company. The Directors are required to promote the success of the Company and take decisions objectively in the interests of the Company as a whole. The Board’s role is clearly defined as directing and supervising the affairs of the Company, establishing its strategic direction and setting objectives and business development plans.

Every newly appointed Director receives a comprehensive induction upon appointment. The induction ensures that each new Director has a proper understanding of the operations and business of the Group, is aware of his or her responsibilities as a Director and the business and governance policies of the Company.

The Chairman (non-executive) of the Company is Mr Canning Fok. His role is to manage and provide leadership to the Board. The Chairman ensures that the Company establishes sound corporate governance practices and procedures and encourages the Directors to make a full and active contribution to the affairs of the Board. The Chairman is also responsible for approving the agenda for each Board meeting taking into account, where appropriate, any matters proposed by the other Directors for inclusion in the agenda. With the support of the Executive Directors and Company Secretary, the Chairman seeks to ensure that all Directors are properly briefed on issues arising at the Board meetings and receive complete and reliable information in a timely manner.

The Chief Executive Officer is directly responsible for the day-to-day management of the business of the Company and maintaining the operational performance of the Company. With the assistance of the Chief Financial Officer, he ensures that the funding requirements of the business are met and closely monitors the operating and financial results against plans and budgets, taking remedial action when necessary and advising the Board of any significant developments and issues. The Chief Executive Officer also reviews and presents to the Board the annual business plans and budgets of the operations for consideration and approval by the Board.

The roles of the Chairman and the Chief Executive Officer are clearly segregated. Further, the only relationship between the Chairman and the Chief Executive Officer is that arising from their common directorship of the Company and of Partner Communications Company Ltd., a subsidiary of the Company.

Hutchison Telecommunications International Limited	55
Annual Report 2005

Corporate Governance Report

Until 21 December 2005, the Board had eleven Directors, namely, the Chairman, the Chief Executive Officer, the Chief Financial Officer, two Executive Directors (one of whom was appointed as a Director on 4 August 2005), the Chief Technology Officer (who was appointed as a Director on 8 March 2005), two other Non-executive Directors and three Independent Non-executive Directors. On 21 December 2005, two Executive Directors, the Chief Technology Officer and one of the Non-executive Directors resigned as Directors and were appointed as Alternate Directors. On the same date, two new Non-executive Directors and their respective Alternate Directors were appointed. As a result, as at 31 December 2005, the Board comprised nine Directors: the Chairman, the Chief Executive Officer, the Chief Financial Officer, three other Non-executive Directors and three Independent Non-executive Directors. Each of the Non-executive Directors is appointed for a term ending 31 December 2006, subject to renewal and re-election as and when required under the Listing Rules and the Articles of Association of the Company. All Directors are subject to retirement from office by rotation and shall be eligible for re-election by shareholders at the annual general meeting following their appointment.

The Board meets regularly and no less than four times a year. Between meetings, the senior management of the Company provides the Directors with information on a timely basis regarding the activities and developments in the businesses of the Group. In addition, the Non-executive Directors (including the Independent Non-executive Directors) meet with the Chairman at least twice a year without the Executive Directors present.

With respect to the regular meetings of the Board, the Directors receive at least 14 days prior notice of the meeting and an agenda and supporting papers no less than 3 days prior to the meeting. With respect to any other meetings called, the Directors are given as much notice as is reasonable in the circumstances.

The Board held six meetings in 2005 and has held one meeting in 2006 to date. The Board has an average attendance rate of 94%.

56	Hutchison Telecommunications International Limited
Annual Report 2005

Corporate Governance Report

The individual attendance of each Director, on a named basis is set out below.

	Directors/Alternate Directors	Total number of meetings attended/eligible to attend
Chairman	Fok Kin-ning, Canning	7/7
Chief Executive Officer and Executive Director	Dennis Pok Man Lui	7/7
Chief Financial Officer and Executive Director	Tim Lincoln Pennington	7/7
Non-executive Directors	Frank John Sixt	6/7
	Naguib Sawiris (1)	1/1
	Aldo Mareuse (1)	1/1
Independent Non-executive Directors	Kwan Kai Cheong	7/7
	John W Stanton	6/7
	Kevin Westley	7/7
Alternate Directors	Chow Woo Mo Fong, Susan (2)	5/6
	Chan Ting Yu (2)	6/6
	Woo Chiu Man, Cliff (3)	4/5
	Nardi, Kar Wai Agnes (4)	1/1
	Martin Michlmayr (5)	0/0
	Ragy Soliman (5)	0/0

Notes:

(1)	Appointed as Non-executive Director on 21 December 2005.

(2)	Resigned as Director and appointed as Alternate Director on 21 December 2005.

(3)	Appointed as Director on 8 March 2005. Resigned as Director and appointed as Alternate Director on 21 December 2005.

(4)	Appointed as Director on 4 August 2005. Resigned as Director and appointed as Alternate Director on 21 December 2005.

(5)	Appointed as Alternate Director on 21 December 2005.

Directors’ Responsibility for the Financial Statements

The following statement, which sets out the responsibilities of the Directors in relation to the financial statements, should be read in conjunction with, but distinguished from, the Auditors’ Report on page 101 which acknowledges the reporting responsibilities of the Group’s auditors.

Annual Report and Accounts

The Directors acknowledge their responsibility to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Group.

Accounting Policies

The Directors consider that in preparing the financial statements the Group uses appropriate accounting policies that are consistently applied, and that all applicable accounting standards are followed.

Accounting Records

The Directors are responsible for ensuring that the Group keeps accounting records which disclose the financial position of the Group and which enable the preparation of financial statements in accordance with the Hong Kong Companies Ordinance and the applicable accounting standards.

Hutchison Telecommunications International Limited	57
Annual Report 2005

Corporate Governance Report

Safeguarding Assets

The Directors are responsible for taking all reasonable and necessary steps to safeguard the investment of shareholders, the assets of the Group and to prevent and detect fraud and other irregularities.

Directors’ Securities Transactions

In September 2004, the Board adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) in the Listing Rules as the Company’s code of conduct regarding Directors’ securities transactions. This was further supplemented by the adoption, in December 2004, of the Securities Trading Policy, which applies to all personnel of the Company and the Company’s subsidiaries. This policy applies to all transactions in the Company’s securities, including options for any securities the Company may issue from time to time, such as common or preferred shares, warrants and convertible debentures, as well as derivative securities relating to the Company’s shares, whether or not issued by the Company, such as exchange-traded options.

All Directors confirmed that they have complied with the Model Code and the Securities Trading Policy in their securities transactions throughout the year.

Nomination

The Board selects and recommends candidates for directorship having regard to the balance of skills and experience appropriate to the Company’s business. On 21 December 2005, Messrs Naguib Sawiris and Aldo Mareuse were appointed to the Board. Mr Sawiris brings to the Board the benefit of his public company board and telecommunications experience. Mr Mareuse contributes financial management and reporting expertise and knowledge of the telecommunications industry.

Remuneration Committee

The Company has a Remuneration Committee which comprises three members with experience in human resources and personnel emoluments. The Committee is chaired by the Chairman, Mr Canning Fok. The other two members are Messrs Kwan Kai Cheong and Kevin Westley, both Independent Non-executive Directors.

The Remuneration Committee is charged with the responsibility of assisting the Board in achieving its objective of attracting, retaining and motivating people of the highest calibre and experience needed to develop and implement the Group’s strategy taking into consideration its substantial international operations. The Committee is also responsible for the development and administration of a fair and transparent procedure for setting policies on the remuneration of Directors, management and staff of the Company and for determining their remuneration package. The terms of reference of the Remuneration Committee are available on the Company’s website.

The Executive Directors, assisted by the Human Resources Department, are responsible for reviewing all relevant remuneration data and market conditions, in addition to considering the performance of individuals and the profitability of the Group, in order to propose to the Remuneration Committee for consideration and approval, remuneration packages for Directors and senior management. Executive Directors, however, do not participate in the determination of their own remuneration.

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The Remuneration Committee last met on 5 December 2005 to review and consider the remuneration package of Directors and senior management of the Company. Earlier in the year, the Remuneration Committee also reviewed and made recommendations to the Board in respect of the allocation of options to Executive Directors, senior management and other employees under the Company’s share option scheme as described on pages 89 to 92. The remuneration, including option grants, of Directors and senior management was determined with reference to the performance and profitability of the Group as well as remuneration benchmarks from other companies in the telecommunications industry and the prevailing market conditions. Directors and employees also participate in bonus arrangements determined in accordance with the performance of the Group and the performance of the individual.

The Remuneration Committee held two meetings in 2005. Messrs Canning Fok and Kwan Kai Cheong attended two meetings and Mr Kevin Westley attended one meeting.

The Directors’ fees for year 2005 amounted to HK$3.96 million. The emoluments of the Directors of the Company paid in connection with the management of the affairs of the Group, excluding amounts received from the Company’s listed subsidiary companies and paid to the Company, are as follows:

Name	Fees HK$ millions	Basic Salaries, Allowances and Benefits- in-kind HK$ millions	Bonus HK$ millions	Provident Fund Contributions HK$ millions	Share-based Payments HK$ millions	Inducement or Compensation on Fees HK$ millions	Total Emolument HK$ millions
FOK Kin-ning, Canning	0.39	-	-	-	-	-	0.39

Dennis Pok Man LUI (1)	0.27	3.52	10.00	0.27	9.40	-	23.46

Tim Lincoln PENNINGTON	0.27	3.47	2.48	0.56	3.48	-	10.26

Frank John SIXT	0.31	-	-	-	-	-	0.31

Naguib SAWIRIS (2)	0.01	-	-	-	-	-	0.01

Aldo MAREUSE (2)	0.01	-	-	-	-	-	0.01
	1.26	6.99	12.48	0.83	12.88	-	34.44

KWAN Kai Cheong	0.63	-	-	-	-	-	0.63

John W STANTON	0.55	-	-	-	-	-	0.55

Kevin WESTLEY	0.63	-	-	-	-	-	0.63
	1.81	-	-	-	-	-	1.81

CHOW WOO Mo Fong, Susan (3)	0.31	-	-	-	-	-	0.31

CHAN Ting Yu (3)	0.26	2.85	2.45	0.20	3.48	-	9.24

WOO Chiu Man, Cliff (3)	0.22	2.19	2.16	0.14	2.44	-	7.15

NARDI, Kar Wai Agnes (3)	0.10	2.85	2.00	0.19	2.78	-	7.92
	0.89	7.89	6.61	0.53	8.70	-	24.62

Notes:

(1)	Directors’ fee received by this Director from the Company’s listed subsidiary company has been paid to the Company and is not included in the amount above.

(2)	These Directors were appointed as Directors with effect from 21 December 2005.

(3)	These Directors resigned as Directors and were appointed as Alternate Directors of the Company with effect from 21 December 2005.

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Management of the Company

The senior management of the Company, under the leadership of the Chief Executive Officer of the Company, is responsible for the implementation of the strategies, objectives and plans determined by the Board. The Chief Executive Officer of the Company is Mr Dennis Lui.

Company Secretary

The Company Secretary, Ms Edith Shih, is responsible for timely compliance by the Company with all continuing obligations applicable to a Company whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited and whose ADSs are quoted on New York Stock Exchange, Inc.

The Company Secretary monitors all legislative, regulatory and corporate governance developments that may affect the Company and ensures that the Board is fully apprised of such developments.

The Company Secretary also ensures that Board procedures are correctly followed and that the Board functions smoothly by assisting the Chairman in setting meeting agendas and preparing and disseminating Board papers and minutes to the Directors and Board Committee members in a timely and comprehensive manner. Minutes of all Board meetings and Board Committee meetings are kept by the Company Secretary to record in sufficient detail the matters considered by the Board or Committee and decisions reached, including any concerns raised or dissenting views voiced by any Director.

Audit Committee

The Company’s Audit Committee comprises the three Independent Non-executive Directors, and is chaired by Mr Kevin Westley. All committee members possess appropriate business and financial experience. However, the Audit Committee is authorised to obtain outside legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise if it considers necessary.

The Audit Committee held five meetings in 2005 and one meeting in 2006 to date. All Audit Committee members attended all of the meetings.

The Board is responsible for having the accounts of the Company prepared. The Audit Committee is responsible for monitoring the integrity of financial statements of the Company. In addition to the review of financial information of the Company, the terms of reference of the Audit Committee provide that the Committee’s other primary duties are monitoring the relationship with the Company’s external auditors and oversight of the Company’s financial reporting system, internal control and risk management procedures. A copy of the Audit Committee’s terms of reference can be found on the Company’s website.

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In 2005, the Audit Committee considered reports from the Chief Financial Officer and external auditors in respect of a number of matters including the Company’s reporting, budgeting and forecasting procedures, audit strategy, quarterly key performance indicators and scope and progress of the US Sarbanes-Oxley Act of 2002 compliance project. With respect to the results of the Company for the year ended 31 December 2005, the Audit Committee reviewed with senior management and the auditors of the Company their respective audit findings, the accounting principles and practices adopted by the Group and internal control, risk management and financial reporting matters. This review by the Committee included an appraisal of the integrity of financial statements of the Company and the annual report and accounts of the Company.

Further, the Audit Committee has been apprised of and reviewed the work plan and results of the internal audit team’s assessment and monitoring of the Group’s internal control systems. In addition, it also received the report on the Group’s compliance status of regulatory requirements.

Auditors’ Remuneration

The amount of fees charged by the Company’s auditors in respect of their audit and non-audit services are disclosed in Note 9 to the accounts of the Company. The Audit Committee is responsible for approving the remuneration and terms of engagement of the external auditors and for making recommendation to the Board regarding any non-audit services to be provided to the Company by the external auditors.

For the year ended 31 December 2005, the fees paid to the Company’s auditors were primarily for audit services as there were no material non-audit service assignments undertaken by them.

Internal Control and Group Risk Management

Introduction

The Board has overall responsibility for establishing and maintaining the Group’s internal control systems and has ensured that the Group has in place appropriate internal control and approval procedures. Together with the internal audit team, external auditors and senior management of the Group, the Audit Committee reviews and monitors such internal control and approval procedures with a view to ensuring their effectiveness. The Company also maintains a system of disclosure controls and procedures to ensure that information required to be disclosed by the Company is recorded, processed, summarised and reported within the required time periods and accumulated and communicated to the Company’s management to allow timely decisions regarding disclosure.

The various controls and procedures in place are described below.

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Internal Control Environment

The Board has overall responsibility for monitoring the Group’s operations. Executive Directors are appointed to the boards of all material operating subsidiaries and associates. Executive management works closely with the senior management of the Group’s operations, monitoring their performance to ensure that strategic objectives and business performance targets are being met.

As part of the Group’s five year corporate planning cycle, senior management of each of the operations within the Group prepares a business plan and budget annually which is subject to review and approval by the Executive Directors. When setting budgets and forecasts, senior management identifies, evaluates and reports on the likelihood and potential financial impact of any significant business risks. Budgets are prepared on an annual basis and forecasts are prepared on a quarterly basis and reviewed for differences to the budget.

Financial management accounts are submitted to executive management by each operation on a monthly basis and a finance and operations review conducted with each of the operations. Such review includes business performance against budgets, forecasts, significant business risk sensitivities and strategies and any material accounting and finance related matters.

The Chief Financial Officer has established guidelines and procedures for the approval and control of expenditures. Both operating and capital expenditures are subject to overall budget control. Operating expenditure is further controlled by approval levels for such expenditures being set by reference to the level of responsibility of the relevant executives and officers. Capital expenditures are also subject to specific approval prior to commitment for material expenditures within the approved budget, and also unbudgeted expenditures. Quarterly reports are reviewed of actual versus budgeted and approved expenditures.

The Group’s internal audit function provides independent assurance as to the existence and effectiveness of the risk management activities and controls in the Group’s business operations. Using risk assessment methodology and taking into account the dynamics of the Group’s activities, internal audit derives its yearly audit plan. The plan is reassessed during the year as needed to ensure that adequate resources are deployed and the plan’s objectives are met. Internal audit is responsible for assessing the Group’s internal control system, formulating an impartial opinion on the system, and to report its findings to the Audit Committee, the Chief Executive Officer, the Chief Financial Officer and relevant senior management. The internal audit team also follows up on all findings to ensure that identified issues are satisfactorily resolved. In addition, a regular dialogue is maintained with the Group’s external auditors so that both are aware of the significant factors which may affect their respective scopes of work.

Review of Internal Controls

The Directors confirm that they have reviewed the effectiveness of the system of internal control of the Company and its subsidiaries and that they consider that such system is reasonably effective and adequate. The review covered all material controls including financial, operational and compliance controls and the risk management function.

The various procedures described above are designed to identify and manage risks that could potentially adversely affect the Group’s ability to meet its business objectives and to properly record and report financial information.

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US Sarbanes-Oxley Act of 2002

In addition, as the Company is listed on the New York Stock Exchange, Inc., it is subject to the provisions of the US Sarbanes-Oxley Act of 2002 (the “Act”). Under the Act, the Company is required by 31 December 2006 to report that its internal controls over financial reporting are to a standard that satisfies the requirements under Section 404 of the Act. This requires that the Company has a process that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles (“GAAP”). It is also required to have policies and procedures that (i) pertain to the maintenance of records in reasonable detail that accurately and fairly reflect the transactions and dispositions of the assets of the Group, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP, and that receipts and expenditures of the Group are being made only in accordance with authorisations of management and Directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on the Company’s financial statements.

The Board has spearheaded a full review of the Group’s system of internal controls over financial reporting in order to determine whether the Group’s disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports that the Company files or submits under the US Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

A number of factors may affect the Group’s ability to successfully implement and maintain internal controls over financial reporting that meet the standards of the Act, including that (i) the Group operates mainly in developing markets where access to qualified personnel with a sufficient knowledge of IFRS and US GAAP is not always readily available; (ii) many of the Group’s businesses are growing rapidly which may increase the number and complexity of internal controls required; and (iii) the Group has acquired or may acquire, new businesses which had not been subject to the Act and therefore may not have internal controls over financial reporting in place that satisfy the requirements of the Act.

A review was commenced in October 2004 and has covered financial, operational and compliance controls and risk management functions. This review has identified a number of deficiencies in the Group’s internal controls over financial reporting, some of which may be significant deficiencies or material weaknesses for purposes of the Act although they did not necessarily undermine the effectiveness of the Group’s controls. These include the need to: (1) expand the US GAAP and IFRS expertise within the Group; (2) the standardization of financial reporting processes and procedures; (3) enhance the accounting for income taxes and deferred taxes; and (4) implement rigorous information technology-related controls, including controls over access to the Group’s electronic information system and segregation of functional responsibilities. The Group is taking appropriate steps to remediate these potential material weaknesses and other

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deficiencies in internal controls that have been identified. The examination of the Group’s internal controls over financial reporting is a continuous process, and in the course of this process other deficiencies, including material weaknesses, may be identified in the future. Should such deficiencies be discovered, the Company will take appropriate steps to remediate them.

Shareholder Rights and Investor Relations

The Company is committed to fostering and maintaining good investor relations and communications through the participation of senior management in regular meetings with, and presentations to, institutional shareholders and analysts, investor conference calls and roadshows. Presentations and media briefings are also made when the financial results are announced.

The Board provides full, transparent and timely information to shareholders and investors regarding important events and developments of the business in its announcements and media releases and briefings and through the publication of quarterly key performance indicators, interim and annual reports providing detailed information on the financial performance of the Group. Shareholders and investors can also subscribe to receive information through email alerts and to post specific questions to our investor relations contacts via the Company’s website.

It is proposed that this year’s annual general meeting be held on 16 May 2006. Notice of the annual general meeting will be published and sent to shareholders at least 21 days prior to that date and all shareholders are encouraged to attend. All substantive resolutions being considered at the annual general meeting are decided on a poll with the results published and also available on the Company’s website.

All shareholders have statutory rights to call for an extraordinary general meeting and put forward agenda items for consideration by shareholders.

The public float capitalisation of the Company as at 31 December 2005 was approximately HK$15.5 billion and that as at the date of this report is approximately HK$17.7 billion.

By order of the Board

Edith SHIH
Company Secretary

Hong Kong, 9 March 2006

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Directors’ Report

The Directors have pleasure in submitting to shareholders their report and statement of the audited accounts for the year ended 31 December 2005.

Principal Activities

The principal activity of the Company and its subsidiaries (the “Group”) is the provision of mobile and fixed-line telecommunications services and the activities of its principal subsidiaries are shown on pages 174 to 175.

Group Profit

The consolidated profit and loss account is set out on page 102 and shows the Group profit for the year ended 31 December 2005.

Dividends

The Directors do not recommend the payment of any final dividend.

Reserves

Movements in the reserves of the Company and the Group during the year are set out in note 29 to the accounts and the consolidated statement of recognised income and expense on page 106 respectively.

Charitable Donations

Donations to charitable organisations by the Group during the year amounted to approximately HK$5.9 million.

Fixed Assets

Particulars of the movements of fixed assets are set out in note 18 to the accounts.

Share Capital

Details of the share capital of the Company are set out in note 28 to the accounts.

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Directors

The Directors of the Company as at 31 December 2005 were:

Chairman:

Mr Fok Kin-ning, Canning

Executive Directors:

Mr Dennis Pok Man Lui

Mr Tim Lincoln Pennington

Non-executive Directors:

Mr Frank John Sixt

Mr Naguib Sawiris

Mr Aldo Mareuse

Independent Non-executive Directors:

Mr Kwan Kai Cheong

Mr John W Stanton

Mr Kevin Westley

Alternate Directors:

Mrs Chow Woo Mo Fong, Susan

    (Alternate to Mr Fok Kin-ning, Canning)

Mr Chan Ting Yu

    (Alternate to Mr Dennis Pok Man Lui)

Mr Woo Chiu Man, Cliff

    (Alternate to Mr Tim Lincoln Pennington)

Ms Nardi, Kar Wai Agnes

    (Alternate to Mr Frank John Sixt)

Mr Martin Michlmayr

    (Alternate to Mr Naguib Sawiris)

Mr Ragy Soliman

    (Alternate to Mr Aldo Mareuse)

Mr Woo Chiu Man, Cliff and Ms Nardi, Kar Wai, Agnes were appointed as Executive Directors of the Company on 8 March 2005 and 4 August 2005 respectively. Messrs Naguib Sawiris and Aldo Mareuse were appointed as Non-executive Directors of the Company on 21 December 2005. Messrs Martin Michlmayr and Ragy Soliman were appointed as Alternate Directors of Messrs Naguib Sawiris and Aldo Mareuse respectively on 21 December 2005.

On 21 December 2005, Messrs Chan Ting Yu, Woo Chiu Man, Cliff and Ms Nardi, Kar Wai Agnes resigned as Executive Directors of the Company and were appointed as Alternate Directors of Messrs Dennis Pok Man Lui, Tim Lincoln Pennington and Frank John Sixt respectively. On the same day, Mrs Chow Wo Mo Fong, Susan resigned as Non-executive Director of the Company and was appointed as Alternate Director of Mr Fok Kin-ning, Canning.

In accordance with Article 86(3) of the Company’s Articles of Association, Messrs Naguib Sawiris and Aldo Mareuse will retire by rotation at the forthcoming annual general meeting and being eligible, offer themselves for re-election.

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In accordance with Article 87(1) of the Company’s Articles of Association, Messrs Fok Kin-ning, Canning and Tim Lincoln Pennington will retire by rotation at the forthcoming annual general meeting and being eligible, offer themselves for re-election.

The Company received confirmations from the Independent Non-executive Directors of their independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). The Company considers all the Independent Non-executive Directors are independent within the meaning of the standards established by the Stock Exchange.

The Directors’ biographical details are set out from pages 12 to 15.

Directors’ Service Contracts

None of the Directors who are proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Interest in Contracts

No contracts of significance in relation to the businesses of the Company and its subsidiary companies to which the Company or a subsidiary company was a party in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Connected Transactions

(1)    On 20 May 2005, the Company entered into a credit agreement with an independent financial institution, and agreed to procure the issue of a standby letter of credit in the amount of US$22.5 million (approximately, HK$175.5 million) (the “JKF SBLC”) on 20 May 2005 and expiring on 19 May 2006 as security for an INR875 million (approximately HK$156 million) term loan facility (the “Extended Term Loan Facility”) extended to JayKay Finholding (India) Private Limited (“JKF”), the then indirect non-wholly owned subsidiary of the Company.

The JKF SBLC replaced the guarantee dated 18 July 2001 issued by Hutchison Whampoa Limited (“HWL”), the then ultimate holding company of the Company, in respect of a term loan facility (the “Original Term Loan Facility”) in the principal amount of INR920 million (approximately HK$164 million) provided to JKF. The Original Term Loan Facility was extended on 25 May 2005 and the JKF SBLC was issued as security for the Extended Term Loan Facility.

JKF was a connected person of the Company by virtue of it being an associate of the Kotak Mahindra Group. The Kotak Mahindra Group, consisting of Kotak Mahindra Capital Co. and its subsidiaries, was a substantial shareholder of other Indian subsidiaries of the Company. The issue of the JKF SBLC as procured by the Company constituted provision of financial assistance by the Company to JKF and as such amounted to a connected transaction for the Company under the Listing Rules.

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(2)

On 30 June 2005, Essar Teleholdings Limited (“ETH”) agreed to an extension of a term loan facility (the “Original Facility”) provided by financial institutions independent of the Company and HWL (together the “Lenders”), to ETH pursuant to a loan agreement dated 22 December 2004 between ETH and the Lenders. Part of the security for the Original Facility was a US$260 million standby letter of credit (the “ETH SBLC”) issued by a third party (the “ETH SBLC Issuer”), also an independent financial institution, under the ETH SBLC facility agreement dated 27 December 2004 (the “ETH SBLC Facility Agreement”) between ETH and the ETH SBLC Issuer. The due performance of ETH’s obligations under the ETH SBLC Facility Agreement was secured by the guarantee (the “HWL Guarantee”) dated 30 December 2004 issued by HWL in favour of the ETH SBLC Issuer which in turn was counter-indemnified by Hutchison Telecom (BVI) Limited (“HT (BVI)”), a wholly owned subsidiary of the Company. The ETH SBLC Issuer had entered into a risk participation agreement with participants (the “Participants”) in relation to the ETH SBLC Facility Agreement. The ETH SBLC Issuer, the Participants and HWL had agreed to extend the final maturity date of the ETH SBLC.

On 30 June 2005, a deed of amendment (the “First Deed of Amendment”) was entered into between (i) ETH as ETH SBLC applicant, (ii) the ETH SBLC Issuer, (iii) the Participants and (iv) HWL as guarantor, under which HWL agreed to extend the final maturity date of the ETH SBLC facility (the “ETH SBLC Facility”) made available to ETH under the ETH SBLC Facility Agreement from 30 June 2005 up to 30 September 2005, so as to enable the expiry date of the ETH SBLC to be extended by one or more amendments to up to 30 September 2005. On 30 September 2005, a second deed of amendment was entered into between the parties to the First Deed of Amendment under which HWL agreed to further extend the final maturity date of the ETH SBLC Facility from 30 September 2005 to 31 October 2005 so as to enable the expiry date of the ETH SBLC to be extended to 31 October 2005. The HWL Guarantee as extended above was counter-indemnified by HT (BVI).

On 30 June 2005, HWL and HT (BVI) entered into an agreement (the “Supplemental Pass Through Agreement”) supplemental to the agreement dated 24 September 2004 among HTI (1993) Holdings Limited (“HTI (1993)”, an indirect wholly owned subsidiary of HWL), HWL and HT (BVI) (the “ETH Pass Through Agreement”). Pursuant to the ETH Pass Through Agreement, HT (BVI) agreed to perform all of HTI (1993)’s outstanding obligations under the agreement dated 5 July 2003 (the “Indian Consolidation Agreement”) between, inter alia, HTI (1993) and ETH in respect of, amongst others, the restructuring and consolidation of the Group’s six Indian mobile telecommunications operators under one holding company as consideration for HTI (1993) passing through its rights under the said agreement. HT (BVI) agreed under the ETH Pass Through Agreement to indemnify HWL (the “HT (BVI) Indemnity”) against all claims and liabilities of HWL in connection with the provision by HWL of any credit support for loans to ETH under the Indian Consolidation Agreement. The Supplemental Pass Through Agreement was required as a result of ETH agreeing to an extension of the Original Facility under the First Deed of Amendment. As contemplated in the Indian Consolidation Agreement and disclosed in the prospectus issued by the Company dated 30 September 2004 for the global offering of its shares (the “Prospectus”), HWL had an obligation, under certain circumstances, to extend the credit support to ETH to 30 June 2005.

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ETH is a connected person of the Company by virtue of it being a substantial shareholder of Hutchison Essar Limited (“Hutchison Essar”), an indirect non-wholly owned subsidiary of the Company. The grant of the HT (BVI) Indemnity by HT (BVI) to HWL and the extension of the HT (BVI) Indemnity to cover the HWL Guarantee constituted connected transactions for the Company under the Listing Rules.

(3)	As disclosed in the Prospectus, pursuant to the Indian Consolidation Agreement, ETH had a call option to acquire from Usha Martin Telematics Limited (“UMT”), the then indirect non-wholly owned subsidiary of the Company, an additional stake in Hutchison Essar equal to 30% of the valuation of Hutchison Telecom East Limited (“HTEL”) over the valuation of Hutchison Essar (the “Call Option”) at the historical cost of acquisition of the stake together with interest. ETH exercised the Call Option on 30 June 2005 and the parties agreed on 30 June 2005 (i) this stake to equate to approximately 3.43% of the issued share capital of Hutchison Essar; and (ii) the strike price to equate to approximately INR2,670 million. The granting of the Call Option constituted a connected transaction for the Company under the Listing Rules.

(4)	As more fully described in the Prospectus, (i) HTI (1993) was granted a call option (the “HTI Call Option”) which right and benefit were passed through to the Company pursuant to the ETH Pass Through Agreement to acquire all of the equity ownership held by ETH in Hutchison Essar (formerly known as Hutchison Max Telecom Limited) (also defined in the Prospectus as “Indian Holdco”) equal to the outstanding amount under the Essar Loans (as defined in the Prospectus) (the “Option Shares”); (ii) ETH, a connected person of the Company, was granted a put option (the “ETH Put Option”) to require HTI (1993) to acquire the Option Shares; and (iii) UMT was granted a call option (the “UMT Call Option”) to acquire from ETH an additional stake in Indian Holdco.

The HTI Call Option, the ETH Put Option and the UMT Call Option all expired unexercised on 30 June 2005 in accordance with the respective terms on which these options were granted and without involving payment of any amounts by way of penalty, damages or other compensation.

(5)	The proposed privatisation of Hutchison Global Communications Holdings Limited (“HGCH”), the then indirect non-wholly owned subsidiary of the Company, (the “Proposal”) by way of a scheme of arrangement (the “Scheme”) under Section 99 of the Companies Act 1981 of Bermuda, at the cancellation consideration of 2 shares of the Company (“HTIL Share(s)”) for every 21 shares of HGCH (the “Scheme Shares”) in issue as at the Record Date (as defined below) which are not beneficially owned by the Group (the “Share Alternative”) or cash of HK$0.65 per Scheme Share (the “Cash Alternative”) was sanctioned without modification by the Supreme Court of Bermuda on 8 July 2005. The Company procured Hutchison Telecommunications Investment Holdings Limited (“HTIHL”), the then direct holder of 3,157,033,347 HTIL Shares (representing approximately 70.16% of the shares of the Company in issue as at 3 May 2005) to transfer such number of its holding of HTIL Shares in issue as to satisfy the election for the Share Alternative by the shareholders of HGCH who were connected persons of the Company (the “Connected Scheme Shareholders”) and in return the Company assumed an indebtedness owing to HTIHL in the amount of the value of the Share Alternative satisfied on the Company’s behalf (the “HWL Vendor Share Arrangement”).

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On 7 June 2005, the Company made a conditional offer (the “Option Offer”) to the optionholders (the “Optionholders”) of 110,400,000 outstanding options (the “Outstanding HGCH Share Options”) to subscribe for the shares of HGCH (the “HGCH Shares”) under the share option scheme adopted by HGCH on 2 April 2002.

The Option Offer provided that the Outstanding HGCH Share Options, to the extent not exercised on or prior to the record date on 15 July 2005 for determining entitlements under the Scheme (the “Record Date”), would, subject to the Scheme became effective, lapse on the day immediately following the Record Date. Each relevant Optionholder who accepted the Option Offer and lodged the relevant election forms for acceptance of the Option Offer and election of the form of consideration by the prescribed deadline were entitled to receive either the cash alternative under the Option Offer or (where available) the share alternative under the Option Offer if the Option Offer became unconditional.

On 1 August 2005, the Connected Scheme Shareholders and the Optionholders of HGCH who were connected persons of the Company (the “Connected Optionholders”) had elected (or are deemed to have elected, if applicable) a total of 60,371,099 HTIL Shares and in return the Company assumed an indebtedness owing to HTIHL in the amount of HK$458.8 million, being the value of the Share Alternative satisfied on the Company’s behalf. HTIHL is a connected person of the Company by virtue of it being a substantial shareholder of the Company. The assumption by the Company of the above indebtedness pursuant to the HWL Vendor Share Arrangement on an unsecured basis and on normal commercial terms constituted a connected transaction for the Company under the Listing Rules. The effective acquisition by the Company of interests in HGCH Shares from the Connected Scheme Shareholders or the Connected Optionholders through the cancellation of their HGCH Shares or lapsing of their Outstanding HGCH Share Options on the terms of the Proposal or the Option Offer constituted a connected transaction for the Company under the Listing Rules.

(6)	ABN AMRO Bank N.V. (the “UMT Lender”), an independent financial institution, agreed to provide an INR1,770 million term loan facility (the “UMT New Facility”) to UMT for the purpose of refinancing a then maturing existing facility of UMT. The security in respect of the maturing existing facility was a guarantee (the “UMT Guarantee”) issued by Hutchison Telecommunications Limited, an intermediate holding company of the Company. On 24 September 2005, a facility agreement (the “UMT Facility Agreement”) was entered into between the Company as obligor and the UMT Lender, acting through its Hong Kong branch (the “UMT SBLC Issuer”), also an independent financial institution, under which the UMT SBLC Issuer agreed to issue a US$42 million standby letter of credit (the “UMT SBLC”) securing the obligations of UMT under the UMT New Facility at the request of the Company. In satisfaction of conditions precedent to the issue of the UMT SBLC, the Company entered into a counter-indemnity agreement (the “UMT Counter-Indemnity Agreement”) with the UMT Lender on 24 September 2005, pursuant to which the Company agreed, amongst others, to indemnify the UMT SBLC Issuer in respect of any amounts paid under the UMT SBLC. The Company has also placed US$45 million on deposit with the UMT SBLC Issuer and has undertaken not to withdraw any amount from that deposit if it would result in the amount of the deposit being less than the outstanding amount under the UMT New Facility.

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UMT was a connected person of the Company by virtue of it being an associate of the Kotak Mahindra Group.

The issuance of the UMT SBLC at the request of the Company and the entering into of the UMT Counter-Indemnity Agreement constituted provision of financial assistance by the Company to a connected person and hence a connected transaction for the Company under the Listing Rules.

(7)	On 26 September 2005, Hutchison Essar as purchaser entered into (1) a legally binding conditional term sheet with (i) BPL Communications Limited (“BPL Com”), (ii) Capital Global Limited (“CGL”) and (iii) ETH as vendors for the acquisition of 99.998% of the issued share capital of BPL Mobile Communications Limited (“BPL Mumbai”, a licensee for GSM mobile services in the telecommunication circle of Mumbai in India) and the entire issued share capital of BPL Mobile Cellular Limited (“BPL Cellular”, a licensee for GSM mobile services in the telecommunication circles of Maharashtra, Tamil Nadu, and Kerala in India) for an aggregate effective consideration of INR50,649 million, before adjustments; and (2) a conditional agreement with (i) ETH and (ii) Karthik Financial Services Limited (a subsidiary of ETH) as vendors (the “Spacetel Vendors”) for the acquisition (the “Spacetel Acquisition”) of the entire issued share capital of Essar Spacetel Limited (“Spacetel”), the applicant for UAS Licences in the additional 7 circles, namely, the telecommunication circles of Madhya Pradesh, North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir in India for a cash consideration of INR255 million.

ETH (a vendor of BPL Mumbai in respect of approximately 9.99% of the issued shares in BPL Mumbai), Spacetel and the Spacetel Vendors are connected persons of the Company by virtue of being either the substantial shareholders or associates of substantial shareholders of Hutchison Essar. The Spacetel Acquisition and the acquisition of approximately 9.99% of the issued shares in BPL Mumbai from each such connected persons each constituted a connected transaction for the Company under the Listing Rules.

(8)	On 17 December 2005, JKF and UMT as borrowers entered into a loan agreement (the “Loan Agreement”) with an independent financial institution (the “JKF/UMT Lender”) for a term loan facility (the “Term Loan Facility”) of up to INR5,100 million (or approximately US$113.2 million or HK$877.5 million) on a joint and several basis entitling the JKF/UMT Lender to request that JKF and/or UMT repay the JKF/UMT Lender an amount equivalent to the total outstanding indebtedness under the Term Loan Facility. On 19 December 2005, the Company as SBLC applicant entered into the SBLC credit agreement to procure the issue of a short term one year standby letter of credit (the “SBLC”) with a face value of up to US$125 million (approximately HK$969 million) in support of the obligations of JKF and UMT under the Term Loan Facility.

Each of JKF and UMT was a connected person of the Company by virtue of it being an associate of the Kotak Mahindra Group.

The entering into of the Loan Agreement by JKF and UMT on a joint and several basis and the procurement of the SBLC by the Company each constituted a connected transaction for the Company under the Listing Rules.

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(9)	On 27 January 2006, a share purchase agreement was entered into between CGP Investments (Holdings) Limited (“CGP”), an indirect wholly owned subsidiary of the Company, as purchaser and Hutchison Call Centre Holdings Limited (“HCCH”), an indirect wholly owned subsidiary of HWL, as vendor for the acquisition (the “HTSI Acquisition”) of the entire issued share capital (the “Sale Shares”) of Hutchison Tele-Services (India) Holdings Limited (which, through its wholly owned subsidiary, namely 3 Global Services Private Limited, operates a telecommunications services call centre in India) at the cash consideration of US$14,174,881. On completion of the HTSI Acquisition, CGP will grant to HCCH a call option and HCCH will grant to CGP a put option in respect of the Sale Shares (together the “Options”).

HCCH is a connected person of the Company by virtue of it being an associate of a substantial shareholder of the Company. The HTSI Acquisition and the Options constituted connected transactions for the Company under the Listing Rules.

(10)	On 1 March 2006, in anticipation of the current and future compliance with the new rules governing foreign direct investment in mobile telecommunications operators in India, the Group, the Kotak Mahindra Group and Komaf Enterprises Limited (“Komaf”, together with the Kotak Mahindra Group, the “Kotak Group”) re-structured their interests in Hutchison Essar (the “Reorganisation”) by, inter alia,

(i) entering into agreements for sale and purchase of an aggregate of 1,344,000 ordinary shares of JKF representing as to 36% and 28% of JKF’s issued ordinary share capital by Telecom Investments India Private Ltd (“TII”), a joint venture between the Kotak Group and the Group which was accounted for as subsidiary of the Company, from the Kotak Mahindra Group and Komaf respectively at an aggregate consideration of INR2,247,303,344 (approximately HK$393 million), as to an aggregate of INR1,264,108,131 (approximately HK$221 million) to the Kotak Mahindra Group and the balance of INR983,195,213 (approximately HK$172 million) to Komaf (the “JKF Acquisition”);

(ii) entering into an agreement with Centrino Trading Company Private Limited (“Investco 1”), a wholly owned subsidiary of Plustech Mercantile Company Private Limited (“Investco 1 Holdco”), which in turn is wholly owned by Goldspot Mercantile Company Private Limited (“AGCo”), which in turn is wholly owned by Mr Asim Ghosh, a resident Indian citizen and the managing director of Hutchison Essar, for the subscription of 1,275,426 new ordinary shares of par value INR10 each in the share capital of TII (the “TII Shares”) representing 23.97% of the enlarged issued ordinary share capital of TII for a cash consideration of INR4,898,579,655 (approximately HK$856.4 million) (the “Investco 1 Subscription”).

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The cash consideration of the Investco 1 Subscription was funded by the INR4,898,579,655 (or approximately HK$856,395,000) term loan facility (the “Investco 1 Term Loan Facility”) made available to Investco 1 by a financial institution independent of the Company (the “Investco 1 Lender”) secured by, inter alia, the US$124.5 million (or approximately HK$966 million) SBLC (the “Investco 1 SBLC”) issued, at the request of the Company, by a financial institution independent of the Company (the “Investco 1 SBLC Issuer”) to the Investco 1 Lender under the US$124.5 million (or approximately HK$966 million) SBLC facility (the “Investco 1 SBLC Facility”) provided by the Investco 1 SBLC Issuer to the Company pursuant to a SBLC facility agreement dated 24 February 2006 between Investco 1 SBLC Issuer and the Company. Both the Investco 1 Term Loan Facility and the Investco 1 SBLC Facility are on normal commercial terms.

In consideration of the Company agreeing to provide to Investco 1 the credit support for the INR4,898,579,655 (or approximately HK$856,395,000) term loan (the “Investco 1 Term Loan”) made available to Investco 1 by Investco 1 Lender and as part of security to the Company for providing such credit support:

(a)	Investco 1 had granted to the Group a right exercisable by the Group at any time for a period of ten years from 1 March 2006 to subscribe at par value for new shares of nvestco 1 representing up to 97.5% of the enlarged issued share capital of Investco 1, subject to certain adjustments (the “Investco 1 Subscription Option”); and

(b)	AGCo, an indirect holding company of Investco 1, had granted to the Group a call option (the “Investco 1 Holdco Call Option”) pursuant to which the Group may purchase all of the shares of Investco 1 Holdco held by AGCo. The Investco 1 Holdco Call Option may be exercised at any time after the Group (i) has exercised the Investco 1 Subscription Option which would result in the Group, in aggregate, holding more than 50% of the issued share capital of Investco 1, (ii) has exercised the TII Subscription Option (as defined below) which would result in the Group, in aggregate, holding more than 50% of the issued ordinary share capital of TII, or (iii) becomes eligible under all applicable Indian laws and regulations to hold the shares of Investco 1 issuable under the Investco 1 Subscription Option (the “Investco 1 Subscription Shares”). The strike price under the Investco 1 Holdco Call Option is the fair market value as agreed by the parties or if the parties are unable to agree, as determined in accordance with a pre-agreed formula set out in the agreement granting the option.

In consideration of the granting of the Investco 1 Holdco Call Option to the Group, the Group had granted a put option (the “Investco 1 Holdco Put Option”) to AGCo pursuant to which AGCo may require the Group to purchase all the shares of Investco 1 Holdco held by AGCo. The Investco 1 Holdco Put Option may be exercised in the same circumstances as the Investco 1 Holdco Call Option in addition to any time after the Group has transferred the Investco 1 Subscription Option to a party eligible under all applicable Indian laws and regulations to hold the Investco 1 Subscription Shares or if Investco 1 has received a notice of default under the Investco 1 Term Loan Facility. The strike price under the Investco 1 Holdco Put Option is determined in the same manner as the strike price in respect of the Investco 1 Holdco Call Option.

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(iii)	entering into an agreement with ND Callus Info Services Private Limited (“Investco 2”), a wholly owned subsidiary of MV Healthcare Services Private Limited (“Investco 2 Holdco”), which in turn is wholly owned by Scorpios Beverages Private Limited (“ASCo”), which in turn is wholly owned by Mr Analjit Singh, a resident Indian citizen and former director of Hutchison Essar, for the acquisition of 2,063,250 TII Shares by Investco 2 from the Kotak Group, being all the TII Shares held by the Kotak Group (the “Investco 2 Acquisition”).

The cash consideration of the Investco 2 Acquisition was substantially funded by the INR7,924,411,516 (or approximately HK$1,385,387,000) term loan facility (the “Investco 2 Term Loan Facility”) made available to Investco 2 by a financial institution independent of the Company (the “Investco 2 Lender”) and secured by, inter alia, the US$200 million (or approximately HK$1,552 million) SBLC (the “Investco 2 SBLC”) issued, at the request of the Company pursuant to the US$200 million (or approximately HK$1,552 million) SBLC facility (“Investco 2 SBLC Facility”) provided by a financial institution independent of the Company (the “Investco 2 SBLC Issuer”) pursuant to the US$200 million SBLC facility agreement dated 24 February 2006 between the Investco 2 SBLC Issuer and the Company. Both the Investco 2 Term Loan Facility and the Investco 2 SBLC Facility are on normal commercial terms.

In consideration of the Company agreeing to provide to Investco 2 the credit support for the Investco 2 Term Loan Facility and as part of security to the Company for providing such credit support:

(a) Investco 2 had granted to the Group a right exercisable by the Group at any time for a period of ten years from 1 March 2006 to subscribe at a subscription price of par value of Investco 2 shares, subject to certain adjustments (the “Investco 2 Subscription Option”); and

(b) ASCo, an indirect holding company of Investco 2, had granted to the Group a call option (the “Investco 2 Holdco Call Option”) pursuant to which the Group may purchase all of the shares of Investco 2 Holdco held by ASCo. The Investco 2 Holdco Call Option may be exercised at any time after the Group (i) has exercised the Investco 2 Subscription Option which would result in the Group, in aggregate, holding more than 50% of the issued share capital of Investco 2, (ii) has exercised the TII Subscription Option which would result in the Group, in aggregate, holding more than 50% of the issued ordinary share capital of TII, or (iii) becomes eligible under all applicable Indian laws and regulations to hold the Investco 2 Subscription Shares. The strike price under the Investco 2 Holdco Call Option is the fair market value as agreed by the parties or if the parties are unable to agree, as determined in accordance with a pre-agreed formula set out in the agreement granting the option.

In consideration of the granting of the Investco 2 Holdco Call Option to the Group, the Group has granted ASCo a put option (the “Investco 2 Holdco Put Option”) pursuant to which ASCo may require the Group to purchase all the share of Investco 2 Holdco held by ASCo. The Investco 2 Holdco Put Option may be exercised in the same circumstances as the Investco 2 Holdco Call Option in addition to any time after the Group has transferred the Investco 2 Subscription Option to a party eligible under all applicable Indian laws and regulations to

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hold the Investco 2 Subscription Shares or if Investco 2 has received a notice of default under the Investco 2 Term Loan Facility. The strike price under the Investco 2 Holdco Put Option is determined in the same manner as the strike price in respect of the Investco 2 Holdco Call Option.

At completion of the Reorganisation, CGP India Investments Limited, Investco 1, Investco 2 and TII entered into a shareholders’ agreement which, among other things, provides, inter alia:

(a)	for the grant by TII to the Group of an option to subscribe for new TII Shares at fair market value as determined below as will represent up to 25% of the enlarged ordinary share capital of TII (the “TII Subscription Option”);

(b)	for the grant by Investco 1 to the Group of an option to acquire all TII Shares at fair market value as determined below held by Investco 1 (the “Investco 1 TII Call Option”);

(c)	for the grant by the Group to Investco 1 of an option to sell all TII Shares at fair market value as determined below held by Investco 1 (the “Investco 1 TII Put Option”);

(d)	for the grant by Investco 2 to the Group of an option to acquire all TII Shares at fair market value as determined below held by Investco 2 (the “Investco 2 TII Call Option”); and

(e)	for the grant by the Group to Investco 2 of an option to sell all TII Shares at fair market value as determined below held by Investco 2 (the “Investco 2 TII Put Option”).

Each of the TII Subscription Option, the Investco 1 TII Put Option, the Investco 1 TII Call Option, the Investco 2 TII Put Option and the Investco 2 TII Call Option is exercisable at any time at a strike price equal to the fair market value of the TII Shares as agreed by the parties or, failing which agreement, as determined by a specified independent investment bank.

AGCo, Investco 1 Holdco and Investco 1 are all connected persons of the Company by virtue of being associates of Mr Asim Ghosh, the managing director of Hutchison Essar.

ASCo, Investco 2 Holdco and Investco 2 are all connected persons of the Company by virtue of being associates of Mr Analjit Singh who was a director of Hutchison Essar in the 12 months prior to the Reorganisation.

Each of the Kotak Mahindra Group and Komaf is a connected person of the Company by virtue of being a substantial shareholder in JKF.

The JKF Acquisition, Investco 1 Subscription, the provision of financial assistance by the Company to Investco 1 by requesting the issue of the Investco 1 SBLC, the provision of financial assistance by the Company to Investco 2 by requesting the issue of the Investco 2 SBLC, the grant and exercise of the Investco 1 Holdco Call Option, the Investco 1 Holdco Put Option, the Investco 1 Subscription Option, the Investco 1 TII Call Option, the Investco 1 TII Put Option, the Investco 2 Holdco Call Option, the Investco 2 Holdco Put Option, the Investco 2 Subscription Option, the TII Subscription Option, the Investco 2 TII Call Option and the Investco 2 TII Put Option constituted connected transactions for the Company under the Listing Rules.

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(11)	Continuing Connected Transactions

The following were continuing connected transactions (the “Continuing Connected Transactions”) for the Company during the year:

	(A)	Various members of the Group have separately entered into cost sharing agreements (the “Cost Sharing Agreements”) with HWL and its subsidiaries (excluding the Group, the “HWL Group”) pursuant to which members of the HWL Group and members of the Group together join in global procurement and development projects for the acquisition and development of information technology platforms and software solutions and applications, hardware, content and other services in connection with the roll-out and ongoing operation of the 3G business of members of the Group. In connection with the performance of obligations of the members of the Group under some of the underlying contracts in relation to the global procurement activities, members of the HWL Group have provided guarantees in favour of counterparties thereunder. The relevant members of the Group have borne appropriate proportion of the total external and internal costs and expenses incurred in connection with such joint procurement activities and pay a guarantee fee (where the HWL Group has provided a guarantee) and a management fee to the HWL Group determined at normal commercial rates. The Cost Sharing Agreements constituted continuing connected transactions for the Company under the Listing Rules.

	(B)	Members of the Group, as lessees or licensees, have entered into various lease and licence arrangements (the “Lease and Licence Arrangements”) with members of the HWL Group, as landlords or licensors, in respect of building spaces and other premises for use by members of the Group as offices or for other business purposes. The Lease and Licence Arrangements constituted continuing connected transactions for the Company under the Listing Rules.

	(C)	Under an agreement dated 23 May 1998 with A. S. Watson Group (HK) Limited (“ASW”, an indirect wholly owned subsidiary of HWL) and another agreement dated 21 June 2004 with Watson’s The Chemist Limited, a subsidiary of ASW, both as supplemented and/or amended from time to time (collectively the “Retail Services Agreements”), Hutchison Telecommunications (Hong Kong) Limited (“HTHK”, an indirect wholly owned subsidiary of the Company) sold, at the Fortress and Watson retail outlets operated by ASW in Hong Kong 2G and 3G handsets and/or telecommunications services in consideration of which HTHK paid commissions to ASW. The Retail Services Agreements constituted continuing connected transactions for the Company under the Listing Rules.

	(D)	Under an agreement (“3G Dealership Services Agreement”) dated 27 May 2004 between ASW and Hutchison 3G Services (HK) Limited (“H3GSHK”, an indirect non-wholly owned subsidiary of the Company), ASW was appointed as non-exclusive dealer for H3GSHK for sale at retail outlets operated by Fortress in Hong Kong of 3G handsets and/or telecommunications services provided by H3GSHK, under which ASW received commission from H3GSHK. The 3G Dealership Services Agreement constituted a continuing connected transaction for the Company under the Listing Rules.

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(E)	Pursuant to an agreement dated 24 September 2004 between the Company and Hutchison International Limited (“HIL”, the then intermediate holding company of the Company and is a wholly owned subsidiary of HWL), members of the Group shared with the HWL Group services including, among others, legal and regulatory services, company secretarial support services, tax and internal audit services, shared use of accounting software system and related services, participation in the HWL Group’s pension, medical and insurance plans, participation in the HWL Group’s procurement projects with third-party vendors/suppliers, other staff benefits and staff training services, company functions and activities services as well as operation advisory and support services in consideration of which the Group paid a fee to the HWL Group for the provision of such services (the “Shared Services Arrangements”). The Shared Services Arrangements constituted continuing connected transactions for the Company under the Listing Rules.

(F)	Members of the Kotak Mahindra Group have provided investment banking and advisory services (the “Kotak Advisory Services”) to members of the Group in respect of the Group’s investments in India, pursuant to engagement letters executed between relevant members of the Kotak Mahindra Group and relevant members of the Group as and when the advisory services were required in return for customary fees and commissions. As described in (1) above, members of the Kotak Mahindra Group were connected persons of the Company under the Listing Rules. The provision of Kotak Advisory Services constituted a continuing connected transaction for the Company under the Listing Rules.

(G)	On 14 August 1996, a marketing agreement (the “Thai Marketing Agreement”) was entered into between Hutchison CAT Wireless MultiMedia Limited (“Hutchison CAT”, a company consolidated into the Group’s financial statements as subsidiary) and CAT Telecom Public Company Limited (“CAT Telecom”) under which Hutchison CAT provided exclusive marketing services for CAT Telecom in 25 provinces located in central Thailand, whereby Hutchison CAT was responsible for marketing and selling mobile phones and mobile telecommunications services to the public on behalf of CAT Telecom, as well as providing after-sales services and other supplementary services relating to such sales and marketing activities. Hutchison CAT marketed CAT Telecom’s CDMA2000 1X network services under the Hutch brand name and received a percentage of the access fees, monthly services fees and sign-on fees paid by the subscribers. Hutchison CAT was also liable to pay to CAT Telecom certain network operating expenses. The Thai Marketing Agreement constituted a continuing connected transaction for the Company under the Listing Rules.

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(H)	Pursuant to a consolidation agreement (the “Consolidation Agreement”) entered into in July 2003 with ETH and UMT, HTI (1993) agreed to continue to provide credit support of up to US$217 million for a loan of INR9,050 million and credit support of up to US$36.2 million for a loan of up to INR1,490 million advanced by a third-party financial institution to ETH (the “ETH Loans”). The ETH Loans were each supported by a share pledge and a standby letter of credit. The standby letter of credit facilities were supported by guarantees provided by HWL. If, following a default by ETH under an ETH Loan, the lender called on the corresponding standby letter of credit and the relevant letter of credit bank called on the HWL guarantee, HWL was entitled, under a subrogation agreement, to enforce the share pledge. In addition, pursuant to the Consolidation Agreement, HTI (1993) may have exercised a call option to acquire and ETH may have exercised a put option to require HTI (1993) to acquire, all of ETH’s equity ownership in the Indian holding company (or in one of the Hutch India mobile telecommunications operators if the Indian holding company had not yet been formed), equal in value to the outstanding amount under the ETH Loans, upon default of the repayment of the ETH Loans.

ETH is one of the Group’s Indian joint venture partners. UMT is one of the Indian companies through which the Group and the Kotak Mahindra Group jointly invested in some of the Hutch India mobile telecommunications operators (namely, Fascel Limited, HTEL and Aircel Digilink India Limited) prior to the consolidation described above. The Group had a wholly owned equity interest of 49% in UMT. Pursuant to the pass through agreement (the “ETH Pass Through Agreement”), HT (BVI) has agreed that HTI (1993)’s rights and obligations under the Consolidation Agreement, including the obligation to provide credit support under the Consolidation Agreement, the corresponding subrogation rights in respect of the share pledge and the rights and obligations in respect of the put and call options exercisable upon default of repayment of the ETH Loans would be passed through to HT (BVI). Pursuant to the ETH Pass Through Agreement, HT (BVI) would also indemnify HWL against all claims and liabilities of HWL in connection with the provision by HWL of any credit support for loans to ETH under the Consolidation Agreement after the Company’s listing on the Stock Exchange (the “Pass Through Arrangements”). The ETH Pass Through Agreement was further supplemented on 30 June 2005 as stated in paragraph (2) above.

The Pass Through Arrangements constituted continuing connected transactions for the Company under the Listing Rules.

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(I)	The Group has had the following funding arrangements in Thailand (the “Thai Financial Assistance”) with respect to the Company’s connected persons:

	(i)	Pursuant to the shareholders’ agreement dated 16 October 2000 between Hutchison Telecommunications Investment Limited, an indirect wholly owned subsidiary of the Company, GMRP (Thailand) Limited (“GMRP”), and three other Thai minority shareholders with respect to Hutchison Wireless MultiMedia Holdings Limited (“Hutchison Wireless”), the Group advanced to GMRP an interest-free loan of THB4,350,000 for GMRP to acquire its initial equity interest in Hutchison Wireless, secured by pledges to the Group of its shares in Hutchison Wireless. The loan had no fixed repayment date but was repayable upon the transfer of the shares in Hutchison Wireless held by GMRP to the Group, if the option arrangements were ever exercised. The Group had agreed to make interest-free advances to GMRP to enable the latter to maintain an aggregate 41% interest in Hutchison Wireless, should additional shares be issued by Hutchison Wireless.

	(ii)	Pursuant to the shareholders’ agreement dated 16 October 2000 between Light Power Telecommunications Limited (“Light Power, an indirect wholly owned subsidiary of the Company) and DPBB (Thailand) Limited (“DPBB”) with respect to PKNS (Thailand) Limited (“PKNS”), the Group advanced to DPBB an interest-free loan of THB127,500 for DPBB to acquire its 51% interest in PKNS, secured by pledges to the Group of its shares in PKNS. The loan had no fixed repayment date but was repayable upon the transfer of the shares in PKNS held by DPBB to Light Power, if the option arrangements were ever exercised. The Group had agreed to make interest-free advances to DPBB to enable the latter to meet any future equity contribution obligations for the purpose of maintaining its 51% shareholding in PKNS.

The provision of the Thai Financial Assistance by the Group constituted a continuing connected transaction for the Company under the Listing Rules.

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(J)	On 16 June 2005, in order to achieve greater efficiency in communications between the offices of the Group, which were then situtated in different locations in Hong Kong, and allow more room for expansion, the Company consolidated and relocated most of such offices to the premises currently known as Hutchison Telecom Tower, located at 99 Cheung Fai Road, Tsing Yi, New Territories, Hong Kong (the “Hutchison Telecom Tower”) by entering into a tenancy agreement (together the “Tsing Yi Tenancy Agreements”) of three year term commencing from 1 May 2005 (subject to any request from the tenant for options to renew the tenancy for two successive periods of three years each on terms to be agreed) between Hongkong International Terminals Limited (“HIT”, an indirect non-wholly owned subsidiary of HWL) as landlord and each of (1) Hutchison Telecommunications International (HK) Limited (“HTIHK”, an indirect wholly owned subsidiary of the Company) as tenant for the lease of the whole of the 20th Floor and portion of the 18th Floor of the Hutchison Telecom Tower (the “HTIHK Premises”), with a gross floor area of approximately 20,000 sq.ft. at (i) rental (excluding Government rent, rates and service charges) of HK$5.5 per sq.ft. and (ii) management fee of HK$1.8 per sq.ft. of gross floor area per month; (2) HTHK as tenant for the lease of the 7th, 11th, 12th and 15th Floors, and portions of the 5th, 8th, 16th, 18th and 19th Floors of the Hutchison Telecom Tower (the “HTHK Premises”) with a gross floor area of approximately 152,931 sq.ft. at (i) rental (excluding Government rent, rates and service charges) of HK$6.9 per sq.ft. for 11th and 12th Floors and HK$5.5 per sq.ft. for the other areas of the HTHK Premises and (ii) management fee HK$1.8 per sq.ft. of gross floor area per month; and (3) Hutchison Global Communications Limited (“HGC”, a wholly owned subsidiary of HGCH, a then indirect non-wholly owned subsidiary of the Company) as tenant for the lease of the whole of the 9th, 10th and 17th floors and portions of the 5th, 6th, 8th, 16th, 18th and 19th floors of the Hutchison Telecom Tower (the “HGC Premises”) with a gross floor area of approximately 130,000 sq.ft. at (i) rental (excluding Government rent, rates and service charges) of HK$5.5 per sq.ft. and (ii) management fee of HK$1.8 per sq.ft. of gross floor area per month.

HIT is a connected person of the Company by virtue of it being an associate of a substantial shareholder of the Company. The tenancy of each of the HTIHK Premises, the HTHK Premises and the HGC Premises constituted a continuing connected transaction for the Company under the Listing Rules.

Grant of Waiver

On 30 September 2004, the Stock Exchange granted to the Company a conditional waiver (the “Waiver”)
from strict compliance with the disclosure and/or independent shareholders’ approval requirements as stipulated in Chapter 14A of the Listing Rules in connection with the continuing connected transactions set out in (A) to (I) above on the basis of the facts and circumstances described in the Company’s submission dated 2 September 2004 (as supplemented and consolidated in a subsequent submission dated 18
September 2004) and the Prospectus.

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Annual Review Requirements

The aggregate annual rental payable under the continuing connected transactions set out in (J) above represents less than 2.5% of the applicable percentage ratios and are, only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders’ approval requirement of Chapter 14A of the Listing rules.

Based on the rent and the maximum management fees mentioned above, the annual caps, excluding Government rent, rates and service charges, were set at (1) for eight months ended 31 December 2005 of not exceeding (a) HK$1.168 million for the HTIHK remises, (b) HK$9.551 million for the HTHK Premises and (c) HK$7.592 million for the HGC Premises and (2) for each of the financial years ending 31 December 2006 and 2007, and four months ending 30 April 2008 of not exceeding (a) HK$1.8 million, HK$1.848 million and HK$0.624 million respectively for the HTIHK Premises (b) HK$14.693 million, HK$15.06 million and HK$5.081 million respectively for the HTHK Premises and (c) HK$11.70 million, HK$12.012 million and HK$4.056 million respectively for the HGC Premises.

The single highest amount or aggregate amounts, as applicable, attributable to each category of the continuing connected transactions for the year ended 31 December 2005 (the “2005 Continuing Connected Transactions”) were as follows:

2005 Continuing Connected Transactions		Single highest amount or aggregate amount, as applicable, for the year ended 31 December 2005 HK$ millions
(i)	Cost Sharing Agreements (single highest amount)	14.10

(ii)	Lease and Licence Arrangements (single highest amount)	3.84

(iii)	(a) Retail Services Agreements	(a) 1.50

	(b) 3G Dealership Services Agreement	(b) 9.80

(iv)	Shared Services Arrangements	26.50

(v)	Kotak Advisory Services	48.20

		(US$6.18m)

(vi)	Thai Marketing Agreement:

	(a) revenue to the Group	(a) 834.00

	(b) network operating expenses to CAT Telecom	(b) 18.34

(vii)	Pass Through Arrangements	1,872.67

		(US$240.09m)

(viii)	Thai Financial Assistance to:

	(a) GMRP	(a) 0.82

	(b) DPBB	(b) 0.03

(ix)	Tsing Yi Tenancy Agreements	14.66

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All the Independent Non-executive Directors of the Company have reviewed the 2005 Continuing Connected Transactions, and confirmed that:

(a)	the 2005 Continuing Connected Transactions had been entered into (i) in the ordinary and usual course of the Group’s business; (ii) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and (iii) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole; and

(b)	the single highest amount paid by the relevant member of the Group in respect of, or aggregate amount of, each type of the 2005 Continuing Connected Transactions for the year ended 31 December 2005, as applicable, did not exceed the cap amounts as stated in the Prospectus and referred to in the Waiver or in the previous announcement (as applicable).

Based on the work performed, the Company’s auditors have confirmed in a letter to the Board of Directors of the Company to the effect that the 2005 Continuing Connected Transactions:

(a)	have been approved by the Board of Directors of the Company;

(b)	were in accordance with the pricing policies of the Group if such transactions involved provision of goods and services by the Group;

(c)	were entered into in accordance with the terms of the relevant agreements governing such transactions; and

(d)	did not exceed the respective cap amounts as stated in the Company’s Prospectus and referred to in the Waiver or in the previous announcement (as applicable).

Save as disclosed above, the transactions disclosed as related party transactions in note 35 to the accounts are not connected transactions or continuing connected transactions as defined under the Listing Rules or are connected transactions or continuing connected transactions exempt from the reporting requirements under the Listing Rules.

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Directors’ and Chief Executive’s Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2005, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)) which had been notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required to be and were recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules adopted by the Company (the “Model Code”) were as follows:

(I)	Interests and Short Positions in the Shares, Underlying Shares and Debentures of the Company

Long Positions in the Shares/Underlying Shares of the Company

Name of Director/ Alternate Director	Capacity	Nature of interests	Number of shares held	Number of underlying shares held	Approximate % of shareholding
Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	1,202,380 (Note 1)	-	0.0253%

Dennis Pok Man Lui	Beneficial owner	Personal interest	100,000	-	0.0021%

Frank John Sixt	Beneficial owner	Personal interest	-	255,000 (Note 2)	0.0054%

Naguib Sawiris	Beneficiary of a trust	Other interest	917,759,172 (Note 3)	-	19.31%

John W Stanton	Interest held jointly with spouse	Other interest	-	105,000 (Note 4)	0.0022%

Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	250,000	-	0.0053%

Chan Ting Yu	Beneficial owner	Personal interest	100,000	-	0.0021%

Nardi, Kar Wai Agnes	Beneficial owner	Personal interest	100,000	-	0.0021%

Notes :

1.	Such shares are held by a company which is equally controlled by Mr Fok Kin-ning, Canning and his spouse.

2.	17,000 American Depositary Shares (each representing 15 ordinary shares) are held by Mr Frank John Sixt.

3.	Such shares are held in the form of security interest under a share charge created in favour of Hutchison Telecommunications Investment Holdings Limited (“HTIHL”), a substantial shareholder of the Company, by Orascom Telecom Eurasia Limited (“OTE”), a wholly owned subsidiary of Orascom Telecom Holding S.A.E. (“OTH”), which in turn is an indirect non-wholly owned subsidiary of February Private Trust Company Limited (“FPT”), which in turn is the trustee of a discretionary trust (“DT”) whose founder is Mr Nassef Onsi Naguib Sawiris. Mr Naguib Sawiris, his spouse and children are beneficiaries of the DT. Please also see Note 13 on page 88 below.

4.	7,000 American Depositary Shares (each representing 15 ordinary shares) are held jointly by Mr John W Stanton and his spouse.

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(II)	Interests and Short Positions in the Shares, Underlying Shares and Debentures of the Associated Corporations of the Company

Long Positions in the Shares of the Associated Corporation of the Company

As at 31 December 2005, Mr Fok Kin-ning, Canning held corporate interests in 225,000 American Depositary Shares (each representing one ordinary share), representing approximately 0.148% of the then issued share capital, in Partner Communications Company Ltd. through a company which is equally controlled by Mr Fok and his spouse.

Save as disclosed above, as at 31 December 2005, none of the Directors and chief executive of the
Company and their respective associates had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the
SFO) which had to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of
Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Certain Directors held qualifying shares in certain subsidiaries of the Company on trust for other subsidiaries.

Interests and Short Positions of Shareholders Discloseable Under the SFO

So far as is known to any Directors or chief executive of the Company, as at 31 December 2005, other than the interests and short positions of the Directors or chief executive of the Company as disclosed above, the following persons had interest or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the
SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the
SFO or as otherwise notified to the Company and the Stock Exchange:

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(I)	Interests and Short Positions of Substantial Shareholders in the Shares and Underlying Shares of the Company

Long Positions in the Shares of the Company

Name	Capacity	Number of shares held		Approximate % of Shareholding
HTIHL	(i) Beneficial owner	2,178,903,076 (Note 1)	) )
			)
	(ii) Interest of a controlled corporation	187,966,653 (Note 1))		49.80%

Hutchison Telecommunications Limited (“HTL”)	Interest of controlled corporations	2,366,869,729 (Note 1)		49.80%

HIL	Interest of controlled corporations	2,366,869,729 (Note 1)		49.80%

HWL	Interest of controlled corporations	2,366,869,729 (Note 1)		49.80%

Cheung Kong (Holdings) Limited (“CKH”)	Interest of controlled corporations	2,418,962,316 (Note 2)		50.90%

Li Ka-Shing Unity Trustee Company Limited (“TUT1”)	Trustee	2,418,962,316 (Note 3)		50.90%

Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”)	Trustee and beneficiary of a trust	2,418,962,316 (Note 4)		50.90%

Li Ka-Shing Unity Trustcorp Limited (“TDT2”)	Trustee and beneficiary of a trust	2,418,962,316 (Note 4)		50.90%

Li Ka-shing (“Mr Li”)	(i) Founder of discretionary trusts and interest of controlled corporations	2,419,115,596 (Note 5)	) )
			)
	(ii) Interest of controlled corporations	27,513,355 (Note 6))		51.48%

OTE	Beneficial owner	917,759,172 (Note 7)		19.31%

OTH	Interest of a controlled corporation	917,759,172 (Note 7)		19.31%

Weather Capital Sarl (“WCS”)	Interest of controlled corporations	917,759,172 (Note 7)		19.31%

Weather Investments Srl (“WIS”)	Interest of controlled corporations	917,759,172 (Note 7)		19.31%

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Name	Capacity	Number of shares held	Approximate % of shareholding
Weather Investments II Sarl (“WI II”)	Interest of controlled corporations	917,759,172 (Note 7)	19.31%

April Holding (“AH”)	Interest of controlled corporations	917,759,172 (Note 7)	19.31%

FPT	Interest of controlled corporations and trustee	917,759,172 (Note 8)	19.31%

Mr Nassef Onsi Naguib Sawiris	Founder of a discretionary trust	917,759,172 (Note 9)	19.31%

Short Positions in the Underlying Shares of the Company

Name	Capacity	Number of underlying shares held	Approximate % of shareholding
HTIHL	Beneficial owner	175,326,456 (Note 10)	3.69%

HTL	Interest of a controlled corporation	175,326,456 (Note 10)	3.69%

HIL	Interest of controlled corporations	175,326,456 (Note 10)	3.69%

HWL	Interest of controlled corporations	175,326,456 (Note 10)	3.69%

CKH	Interest of controlled corporations	175,326,456 (Note 10)	3.69%

TUT1	Trustee	175,326,456 (Note 10)	3.69%

TDT1	Trustee and beneficiary of a trust	175,326,456 (Note 10)	3.69%

TDT2	Trustee and beneficiary of a trust	175,326,456 (Note 10)	3.69%

Mr Li	Founder of discretionary trusts and interest of controlled corporations	175,326,456 (Note 10)	3.69%

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(II)	Interests and Short Positions of Other Person in the Shares and Underlying Shares of the Company

Long Positions in the Shares of the Company

Name	Capacity	Number of shares held	Approximate % of shareholding
Massachusetts Financial Services Company (“MFS”)	Investment Manager	237,959,970 (Note 11)	5.01%

Sun Life Financial, Inc. (“SLF”)	Interest of controlled corporations	237,959,970 (Note 12)	5.01%

Notes:

1.	HTIHL is a direct wholly owned subsidiary of HTL, which in turn is a direct wholly owned subsidiary of HIL, which in turn is a direct wholly owned subsidiary of HWL. By virtue of the SFO, HWL, HIL and HTL are deemed to be interested in the 2,178,903,076 shares of the Company and 187,966,653 shares of the Company held respectively by HTIHL and a wholly owned subsidiary of HTIHL. Please also see Note 13 below.

2.	Certain subsidiary companies of CKH together hold one third or more of the issued share capital of HWL. By virtue of the above, CKH is therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested as a substantial shareholder of the Company under the SFO. CKH is also interested in the share capital of the Company through certain wholly owned subsidiary companies of CKH. Please also see Note 13 below.

3.	TUT1, as trustee of The Li Ka-Shing Unity Trust (“UT1”), together with certain companies which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one third or more of the voting power at their general meetings (“related companies”), hold more than one third of the issued share capital of CKH. By virtue of the above and the interest of TUT1 as trustee of UT1 and its related companies in the shares of CKH, TUT1 as trustee of UT1 is therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 13 below.

4.	Each of TDT1 as trustee of a discretionary trust (“DT1”) and TDT2 as trustee of another discretionary trust (“DT2”) holds units in UT1. By virtue of the above and its interest of holding units in UT1, each of TDT1 as trustee of DT1 and TDT2 as trustee of DT2 is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 13 below.

5.	Mr Li is the settlor of each of DT1 and DT2 and may be regarded as a founder of each of DT1 and DT2 for the purpose of the SFO. Mr Li is also interested in one third of the entire issued share capital of a company owning the entire issued share capital of TUT1, TDT1 and TDT2. By virtue of the above and as a director of CKH, Mr Li is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 13 below.

6.	Such shares are held by companies of which Mr Li is interested in the entire issued share capital.

7.	OTE is a direct wholly owned subsidiary of OTH, which in turn is a non-wholly owned subsidiary of WCS, which in turn is a wholly owned subsidiary of WIS, which in turn is a non-wholly owned subsidiary of WI II, which in turn is a non-wholly owned subsidiary of AH. The 917,759,172 shares of the Company were subject to a share charge created in favour of HTIHL as security for OTE’s obligation to repay a promissory note it issued on 21 December 2005 in favour of HTIHL. Such security was released on 28 February 2006 on due repayment of the promissory note. Please also see Note 13 below.

8.	AH is a wholly owned subsidiary of FPT. By virtue of the SFO, FPT, as trustee of a discretionary trust (“DT”), is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which OTE is taken to be interested as a substantial shareholder of the Company under the SFO. Please also see Note 13 below.

9.	Mr Nassef Onsi Naguib Sawiris is the founder of the DT and is taken to have a duty of disclosure in relation to the shares of the Company under the SFO. He is also deemed to be interested in the shares of the Company in which the DT is taken to have a duty of disclosure under the SFO. Please also see Note 13 below.

10.	Such underlying shares of the Company are held by virtue of a call option granted over such shares by HTIHL in favour of OTE. Such call option was granted pursuant to a shareholders’ agreement dated 21 December 2005, which was made pursuant to a sale and purchase agreement dated 21 December 2005 for the sale of 917,759,172 shares of the Company held by HTIHL to OTE.

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11.	Certain subsidiary companies of MFS and MFS together hold 5% or more of the issued share capital of the Company. By virtue of the SFO, MFS is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company.

12.	By virtue of the SFO, SLF is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by its controlled corporations referred to in Note 11 above.

13.	According to the disclosures made to the Company pursuant to and solely for the purposes of the SFO, each of Mr Li, CKH, TUT1, TDT1, TDT2, HTIHL, HTL, HIL and HWL appeared to be taken as being interested in the 917,759,172 shares of the Company, which were sold to OTE by HTIHL under a share purchase agreement dated 21 December 2005, and such shares were subject to a share charge created in favour of HTIHL as security for OTE’s obligation to repay a promissory note issued by OTE on 21 December 2005 in favour of HTIHL. Such security was released on 28 February 2006 on due repayment of the promissory note, whereupon the 917,759,172 shares of the Company were beneficially owned by OTE and controlled exclusively by OTE and OTH. Each of Mr Naguib Sawiris, OTH, OTE, WCS, WI II, FPT and Mr Nassef Onsi Naguib Sawiris appeared to be taken as being interested in the 2,366,869,729 shares of the Company beneficially owned by HTIHL (and its controlled corporation) and controlled exclusively by HWL, HIL, HTL and HTIHL, all as a result of the application of Sections 317 and 318 of the SFO by virtue of HWL, HTIHL, OTH and OTE being parties to a shareholders’ agreement dated 21 December 2005 that imposes obligations or restrictions on any party with respect to their use, retention or disposal of their shares of the Company even though no shares of the Company have been acquired in pursuance of that agreement.

Save as disclosed above, as at 31 December 2005, there was no other person (other than the Directors or chief executive of the Company) who had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange.

Directors’ Interests in Competing Business

During the year, none of the Directors of the Company had interests in businesses which are considered to compete or be likely to compete, either directly or indirectly, with the principal businesses of the Company conducted during the year required to be disclosed pursuant to Listing Rule 8.10.

During the year, Messrs Fok Kin-ning, Canning and Frank John Sixt, both being Non-executive Directors of the Company, and Mrs Chow Woo Mo Fong, Susan, who resigned as Non-executive Director and appointed as Alternate Director of the Company, were executive directors of HWL and certain of HWL’s subsidiaries which were engaged in telecommunications businesses. Mr Dennis Pok Man Lui was also a non-executive director of some such subsidiaries of HWL in Australia, Austria, Sweden, Denmark and Argentina. The non-competition agreement (the “HTIL Non-Competition Agreement”) entered into by the Company and HWL on 24 September 2004 maintained a clear geographical delineation, underpinned by the regulatory regime, of the two groups’ respective businesses ensuring there would be no competition between them. The exclusive territory of the HWL Group comprised the member countries of the European Union (prior to its enlargement in 2004), the Vatican City, the Republic of San Marino, the Channel Islands, Monaco, Switzerland, Norway, Greenland, Liechtenstein, Australia, New Zealand, the United States of America, Canada and, unless and until such time as the Group exercises its option to acquire HWL Group’s interest in Hutchison Telecommunications Argentina S.A., Argentina. The exclusive territory of the Group comprised all the remaining countries of the world. There is no single country in which both groups have competing operations.

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Directors’ Report

Mr John W Stanton had, during the year, indirect interest in Western Telesystem Ghana Limited (“Westel”), a company which has a “second network licence” for its operations in Ghana. Such licence authorises Westel to operate an international gateway to provide International Direct Dialling (IDD) services and fixed telephony services in Ghana using either wire or wireless local loop. Currently, Westel uses a wireless local loop. Kasapa Telecom Limited (“Kasapa”), a member of the Group, has on the other hand, a mobile licence and provides only mobile services in Ghana. Kasapa is not licensed to provide IDD services or fixed telephony services in Ghana. As Westel and Kasapa operated under different types of licences and offer different telecommunications services in Ghana, that did not amount to a competing business with that of the Group during the year.

Share Options and Directors’ Rights to Acquire Shares

The Group operates certain option schemes, details of which are as follows:

(I) Share Option Scheme of the Company

The following is a summary of the principal terms of the Company’s share option plan (the “Share Option Scheme”) conditionally approved and adopted by a resolution of the then sole shareholder of the Company passed on 17 September 2004. The Share Option Scheme was further approved at an extraordinary general meeting of shareholders of HWL on 19 May 2005 and subsequently amended by written resolutions of the Directors of the Company passed on 12 July 2005 and 9 February 2006 respectively.

The Share Option Scheme has a term of ten years commencing on the date on which the Share Option Scheme becomes unconditional and its purpose is to enable the Group to grant options to selected participants as incentives or rewards for their contribution to the Group, including but not limited to:

■       any employee or consultant in the areas of finance, business or personnel administration or information technology (whether full-time or part-time, including any Executive Director but excluding any Non-executive Director) of the Company, any of its subsidiary companies or any entity in which any member of the Group holds any equity interest, which is also referred to as an invested entity;

■ any Non-executive Directors (including Independent Non-executive Directors) of the Company, any of the Company’s subsidiary companies or any invested entity;

■ any supplier of goods or services to any member of the Group or any invested entity;

■ any customer of any member of the Group or any invested entity;

■ any person or entity that provides research, development or other technological support to any member of the Group or any invested entity;

■ any shareholders or security holders of any member of the Group or any invested entity;

■ any other group or classes of participants contributing by way of joint venture, business alliance or other business arrangement to the development and growth of the Group; and

■ any company wholly owned by any one or more persons belonging to any of the above classes of participants.

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The grant of any options by the Company for the subscription of ordinary shares or other securities of the Company to any person who falls within any of the above classes of participants shall not, by itself, unless the Directors otherwise determine, be construed as a grant of options under the Share Option Scheme. The eligibility of any of the foregoing classes of participants to receive a grant of any options shall be determined by the Directors from time to time on the basis of their contribution to the development and growth of the Group.

The maximum number of ordinary shares that may be allotted and issued upon the exercise of all outstanding options granted and yet to be exercised under this Share Option Scheme and any other share option plan must not in the aggregate exceed 30% of the Company’s ordinary shares issued and outstanding from time to time. The total number of ordinary shares which may be allotted and issued upon the exercise of all options (excluding, for this purpose, options which have lapsed in accordance with the terms of this Share Option Scheme and any other share option plan of the Group) to be granted under this Share Option Scheme and any other share option plan of the Company must not in the aggregate exceed 10% of the relevant class of securities of the Company in issue, being 450,000,000 ordinary shares, as at 15 October 2004, the date on which the shares of the Company were first listed and upon refreshing this general plan limit, the total number of shares which may be allotted and issued upon exercise of all options to be granted under this Share Option Scheme and any other plan of the Company must not exceed 10% of the relevant class of securities of the Company in issue as at the date of approval of the limit by its shareholders in general meeting. The Company may seek separate approval of shareholders in a general meeting to grant options beyond these limits.

The total number of ordinary shares of the Company issued and which may fall to be issued upon exercise of the options (including both exercised or outstanding options) to each participant in any 12-month period shall not exceed 1% of the Company’s issued share capital for the time being. Any grant of options in excess of 1% in any such 12-month period must be approved by shareholders in a general meeting with such participant and his associates abstaining from voting. The number and terms (including the exercise price) of the options to be granted (and options previously granted to such participant) must be fixed before the approval of the shareholders and the date of the board meeting proposing such further grant will be the date of grant for the purpose of calculating the exercise price if such grant is approved.

Any grant of options under the Share Option Scheme to a Director, chief executive or substantial shareholder of the Company or any of their respective associates must be approved by the Independent Non-executive Directors (excluding any Independent Non-executive Director who is also the grantee of the options). Approval of shareholders of the Company in a general meeting is required if any grant of options to a substantial shareholder, an Independent Non-executive Director or any of their respective associates

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would result in the ordinary shares issued and to be issued upon the exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant: (1) representing in the aggregate over 0.1% of the ordinary shares in issue; and (2) having an aggregate value, based on the closing price of the ordinary shares at the date of each grant, in excess of HK$5 million. Any such meeting must be in accordance with the Listing Rules. Any change in the terms of options granted to a substantial shareholder, an Independent Non-executive Director or any of their respective associates must also be approved by shareholders in a general meeting.

An option may be accepted by a participant within 21 days from the date of the offer of grant of the option. The subscription price for ordinary shares under the Share Option Scheme shall be a price determined by the Directors but shall not be less than the highest of: (1) the closing price of ordinary shares as stated in the Stock Exchange’s daily quotations sheet for trade in one or more board lots of ordinary shares on the date of the offer of grant which must be a business day; (2) the average closing price of ordinary shares as stated in the Stock Exchange’s daily quotations sheet for trade in one or more board lots of ordinary shares for the five trading days immediately preceding the date of the offer of grant which must be a business day; and (3) the nominal value of the ordinary shares. A nominal consideration of HK$1 is payable on acceptance of the grant of an option.

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The following share options were outstanding under the Company’s Share Option Scheme during the year:

							Price of share of the Company(3)
Name or category of participants	Date of grant of share options(1)	Number of share options held at 1 January 2005	Granted during 2005	Exercised during 2005	Cancelled/ expired during 2005	Number of share options held at 31 December 2005	Exercise period of share options	Exercise price of share options(2) HK$	At the grant date of share options(3) HK$	At the exercise date of share options HK$
Directors/Alternate Directors

Dennis Pok Man Lui	8.8.2005	-	13,500,000	-	-	13,500,000	8.8.2006 to 7.8.2015	8.70	8.60	N/A

Tim Lincoln Pennington	8.8.2005	-	5,000,000	-	-	5,000,000	8.8.2006 to 7.8.2015	8.70	8.60	N/A

Chan Ting Yu	8.8.2005	-	5,000,000	-	-	5,000,000	8.8.2006 to 7.8.2015	8.70	8.60	N/A

Woo Chiu Man, Cliff	8.8.2005	-	3,500,000	-	-	3,500,000	8.8.2006 to 7.8.2015	8.70	8.60	N/A

Nardi, Kar Wai Agnes	8.8.2005	-	4,000,000	-	-	4,000,000	8.8.2006 to 7.8.2015	8.70	8.60	N/A
			31,000,000	-	-	31,000,000
Other Employees in aggregate	8.8.2005	-	45,300,000	-	-	45,300,000	8.8.2006 to 7.8.2015	8.70	8.60	N/A
Total:			76,300,000			76,300,000

Notes:

(1)	The share options will be vested according to a schedule, namely, as to as close to 1/3 of the shares of the Company which are subject to the share options as possible by each of the three anniversaries of the date of offer of the share options and provided that for the vesting to occur the grantee has to remain an Eligible Participant (as defined in the Share Option Scheme) on such vesting date.

(2)	The exercise price of the share options is subject to adjustment, in accordance with the provisions of the Share Option Scheme, in the event of an alteration in the capital structure of the Company.

(3)	The price of the shares disclosed as at the date of grant of share options is the Stock Exchange closing price on the trading day immediately prior to the date of the grant of the options.

The options are exercisable for a period of nine years commencing on the first anniversary after the date on which the option was offered, provided that no options may be exercised after 7 August 2015.

As at the date of this report, the Company had 76,300,000 share options outstanding under the Share Option Scheme, which represented approximately 1.61% of the shares of the Company in issue as at that date.

The weighted average fair value of options granted during the year determined using the Black-Scholes valuation model was HK$3.05 at measurement date. The significant inputs into the model were the Company’s share price of HK$8.70, grant date on 8 August 2005, at exercise price of HK$8.70 per ordinary share, standard deviation of expected share price returns of 27.76%, expected life of options of 5.5 to 6.5 years, zero expected dividend paid out rate, annual risk-free interest rate of 3.68% and an expected workforce turnover rate of 5%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices of comparable telecommunication companies over the last three years.

92	Hutchison Telecommunications International Limited
Annual Report 2005

Directors’ Report

(II)	Share Option Scheme of Subsidiary Companies

HGCH, the Company’s subsidiary and HGCH’s subsidiaries, operates certain option schemes, details of which are as follows:

(A)	2002 Option Scheme of HGCH

To enable HGCH to reward and provide incentives to, and to strengthen the HGCH Group’s business relationship with the prescribed classes of participants who may contribute to the growth and development of the HGCH Group, an option scheme (the “2002 Option Scheme”) was adopted by HGCH on 2 April 2002. The 2002 Option Scheme will remain in force for 10 years commencing on 2 April 2002.

Under the 2002 Option Scheme, the eligibility of the participants for the grant of any options shall be determined by the directors of HGCH from time to time on the basis of their contribution to the development and growth of the HGCH Group. The directors may, at their discretion, invite any person belonging to any of the following classes of participants to take up options for shares in HGCH (the “HGCH Shares”):

(a)	any employee/consultant or proposed employee/consultant (including executive director but excluding any non-executive director) of HGCH, any of its subsidiary companies or any entity (the “Invested Entity”) in which a member of the HGCH Group holds any equity interest, including any executive director of HGCH, any of such subsidiary companies or any Invested Entity;

(b)	any non-executive directors (including independent non-executive directors) of HGCH, any of its subsidiary companies or any Invested Entity;

(c)	any supplier of goods or services to any member of the HGCH Group or any Invested Entity;

(d)	any customer of any member of the HGCH Group or any Invested Entity;

(e)	any person or entity that provides research, development or other technological support to any member of the HGCH Group or any Invested Entity;

(f)	any shareholder of any member of the HGCH Group or any Invested Entity, or any holder of any securities issued by any member of the HGCH Group or any Invested Entity;

(g)	any other group or class of participants who has contributed or may contribute by way of a joint venture, business alliance or other business arrangement to the development and growth of the HGCH Group; and

(h)	any company wholly owned by one or more persons belonging to any of the above classes of participants.

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Annual Report 2005

Directors’ Report

The maximum number of shares which may be allotted and issued upon the exercise of all outstanding options granted and yet to be exercised under the 2002 Option Scheme and any other share option scheme must not in aggregate exceed 30% of the relevant class of shares of HGCH (or its subsidiary companies) in issue from time to time.

The total number of shares which may be allotted and issued upon the exercise of all options to be granted under the 2002 Option Scheme and any other share option scheme of the HGCH Group must not in aggregate exceed 10% of the relevant class of shares of HGCH in issue at the date of approval of the limit by HGCH in a general meeting.

The total number of shares issued and which may fall to be issued upon the exercise of the options granted under the 2002 Option Scheme and any other share option scheme of the HGCH Group, including both exercised or outstanding options, to each participant in any 12-month period, shall not exceed 1% of the issued share capital of HGCH for the time being unless approved by the shareholders of HGCH in a general meeting.

Share options granted to a director, chief executive or substantial shareholder of HGCH, or to any of their associates, are subject to approval in advance by the independent non-executive directors. Where any grant of option to a substantial shareholder or an independent non-executive director of HGCH, or any of their associates would result in the HGCH Shares issued and to be issued upon the exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant (a) representing in aggregate over 0.1% of the HGCH Shares in issue; and (b) having an aggregate value (based on the closing price of the HGCH Shares at the date of each grant) in excess of HK$5 million, such further grant of options must be approved by the shareholders in a general meeting.

Any change in the terms of the options granted to a substantial shareholder or an independent non-executive director, or any of their associates must be approved by the shareholders in a general meeting.

An option may be accepted by a participant by the payment of a nominal value of HK$1. An option may be exercised in accordance with the terms of the 2002 Option Scheme at any time during a period to be determined on the date of offer of grant of the option and notified by the directors to each grantee. The exercise period may commence once the offer of the grant is accepted by the grantee within the prescribed time from the date of its offer and shall end, in any event, not later than 10 years from the date on which the offer of the grant of the options was made, subject to the provisions for early termination thereof. Unless otherwise determined by the directors of HGCH and stated in the offer of the grant of options to a grantee, there is no minimum period required under the 2002 Option Scheme for the holding of an option before it can be exercised.

94	Hutchison Telecommunications International Limited
Annual Report 2005

Directors’ Report

The exercise price of the HGCH Shares under the 2002 Option Scheme shall be a price determined by the directors of HGCH, but shall not be less than the highest of (i) the closing price of the HGCH Shares on the date of the offer of the grant; (ii) the average closing price of the HGCH Shares for the five trading days immediately preceding the date of the offer of the grant; and (iii) the nominal value of the HGCH Shares.

Share options do not confer rights on the holders to dividends or to vote at shareholders’ meetings.

The following share options were outstanding under the 2002 Option Scheme during the year:

									Price of HGCH Share(4)
Category of participants	Date of grant of share options(1)	Number of share options held at 1 January 2005	Granted during 2005	Exercised during 2005	Expired/ cancelled/ lapsed during 2005	Number of share options held at 31 December 2005	Exercise period of share options	Exercise price of share options(3) HK$	At the grant date of share options HK$	At the exercise date of share options HK$
Employees in aggregate	2.5.2002(1)	6,850,000	-	-	(6,850,000)	-	2.5.2003 to 1.5.2006	0.940	0.930	N/A
	2.5.2003(1)	3,800,000	-	-	(3,800,000)	-	2.5.2004 to 1.5.2007	0.340	0.315	N/A
	16.5.2003(1)	750,000	-	-	(750,000)	-	16.5.2004 to 15.5.2007	0.410	0.410	N/A
	19.8.2004(2)	105,000,000	-	-	(105,000,000)	-	19.8.2004 to 18.8.2008	0.480	0.480	N/A
Total:		116,400,000	-	-	(116,400,000)	-

Notes:

(1)	The share options are exercisable, subject to the vesting scale, commencing on the date on which the options are accepted to the earlier of the options lapses and the date falling four years from the date of grant of the options. One-third of the options are vested on the first anniversary of the date of grant and one-thirty sixth of which are vested equally on a monthly basis thereafter.

(2)	The share options are exercisable subject to the vesting schedule of which approximately one-third of the options will be vested on 19 August 2005 and 19 August 2006 respectively and the balance of the options will be vested on 19 August 2007.

(3)	The exercise price of the share options is subject to adjustment, in accordance with the provisions of the share option scheme, in the event of an alteration in the capital structure of HGCH.

(4)	The price of the shares disclosed as at the date of grant of share options is the Stock Exchange closing price on the trading day immediately prior to the date of the grant of the options.

Hutchison Telecommunications International Limited	95
Annual Report 2005

Directors’ Report

On 29 April 2005, the Company requested the directors of HGCH to put forward a proposal to shareholders of HGCH regarding a proposed privatisation of HGCH by way of a scheme of arrangement (the “Scheme”) under Section 99 of the Companies Act 1981 of Bermuda.

On 7 June 2005, the Company made an appropriate offer (the “Option Offer”) in accordance with the Code on Takeovers and Mergers to the holders (“Optionholders”) of 110,400,000 outstanding options to subscribe for HGCH shares under the 2002 Option Scheme (“Outstanding HGCH Share Options”) in consideration for allowing such options to lapse. Out of the total 110,400,000 outstanding share options, 25,000,000 were held by two directors of HGCH (who were then connected persons of HWL or of the Company, the “Connected Optionholders”) and the remaining were held by other eligible participants under the 2002 Option Scheme.

If any of the Outstanding HGCH Share Options were exercised on or prior to the record date on 15 July 2005 for determining entitlements under the Scheme (the “Record Date”), any shares of HGCH issued as a result of the exercise of such Outstanding HGCH Share Options would be subject to, and eligible to participate in, the Scheme.

The Option Offer provided that any Outstanding HGCH Share Options, to the extent not exercised on or prior to the Record Date, would lapse on the day immediately following the Record Date if the Scheme became effective. Each relevant Optionholder who accepted the Option Offer and lodged the relevant election forms for acceptance of the Option Offer and election of the form of consideration by the prescribed deadline at 4:00 p.m. on 1 August 2005 (the “Closing Time”) were entitled to receive either the cash alternative under the Option Offer (the “Option Cash Alternative”) or (where available) the share alternative under the Option Offer (the “Option Share Alternative”, together with the Option Cash Alternative, the “Option Lapsing Consideration”) as follows if the Option Offer became unconditional:

Exercise price of Outstanding HGCH Share Options	Option Share Alternative	Option Cash Alternative

HK$0.34	for every 20.3 such Outstanding HGCH Share Options unexercised as at the Record Date, 1 HTIL Share	for each such Outstanding HGCH Share Option, HK$0.31 in cash

HK$0.41	for every 25.1 such Outstanding HGCH Share Options unexercised as at the Record Date, 1 HTIL Share	for each such Outstanding HGCH Share Option, HK$0.24 in cash

HK$0.48	for every 32.9 such Outstanding HGCH Share Options unexercised as at the Record Date, 1 HTIL Share	for each such Outstanding HGCH Share Option, HK$0.17 in cash

HK$0.94	not available	for every 50,000 such Outstanding HGCH Share Options unexercised as at the Record Date, HK$0.01 in cash

96	Hutchison Telecommunications International Limited
Annual Report 2005

Directors’ Report

The Scheme was sanctioned without modification by the Supreme Court of Bermuda on 8 July 2005. The Outstanding HGCH Share Options lapsed on 16 July 2005, the day immediately following the Record Date.

As at the Closing Time, (i) acceptances of the Option Offer had been received from Optionholders making elections for the Option Share Alternative in respect of a total of 98,550,000 HGCH Outstanding Share Options, and (ii) acceptances of the Option Offer had been received from Optionholders making election for the Option Cash Alternative in respect of a total of 5,000,000 Outstanding HGCH Share Options.

As a result, 2,466,295 shares of the Company were issued by the Company to the Optionholders (excluding the Connected Optionholders) and 759,878 shares of the Company were transferred (pursuant to the HWL Vendor Share Arrangement) to the Connected Optionholders pursuant to their election of the Option Share Alternative as the form of the Option Lapsing Consideration.

As at the date of this report, there were no share options outstanding under the 2002 Option Scheme.

(B)	Share Option Schemes of Subsidiary Companies of HGCH

On 21 May 2001, HGCH approved the adoption by certain subsidiary companies (the “Subsidiaries”) of their respective share option schemes (collectively the “Subsidiaries’ Schemes”). The purpose of the adoption of the Subsidiaries’ Schemes are to provide greater incentive to the Subsidiaries’ employees, thereby improving their productivity and helping to retain key staff. The board of directors of the Subsidiaries may, at their discretion, offer to grant options to subscribe for shares in the respective Subsidiaries to employees and any executive directors of the Subsidiaries. Subject to any earlier termination by the respective Subsidiaries, the Subsidiaries’ Schemes shall be valid and effective for a period of 10 years from 21 May 2001. The issue of the shares in the respective Subsidiaries pursuant to the exercise of an option by the grantee shall be conditional upon the unconditional completion of the listing of the shares of the respective Subsidiaries (“Subsidiary Share”) on any internationally recognised stock exchange. Subject to the above, an option may be exercised in accordance with the terms of the Subsidiaries’ Schemes, but in any event shall not exceed 10 years commencing from the date of grant of the option.

The total number of Subsidiary Shares which can be subscribed through exercising all options granted under the Subsidiaries’ Schemes and any other share option scheme of the respective Subsidiaries shall in aggregate not exceed 10% of the total number of the Subsidiary Shares in issue from time to time (excluding any Subsidiary Shares issued pursuant to the Subsidiaries’ Schemes). No option may be granted to any one person which if exercised in full would result in the total number of the Subsidiary Shares already issued and issuable to the grantee under all the options previously granted to him, and the proposed option, exceeding 25% of the total number of Subsidiary Shares subject to the Subsidiaries’ Schemes.

The offer of a grant of share options may be accepted upon payment of a nominal consideration by the grantee of HK$1 for the respective Subsidiaries incorporated in Hong Kong, or an appropriate amount in the currency of the jurisdiction, if not in Hong Kong, in which the respective Subsidiaries have their principal place of business. The minimum exercise price for the options granted under the Subsidiaries’ Schemes shall be the higher of (i) the par value per the respective Subsidiary Shares;

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Annual Report 2005

Directors’ Report

or (ii) 80% of the net asset value of the respective Subsidiary, as stated in the latest audited financial statements or, if audited financial statements are not available, the latest management accounts of the respective Subsidiary, divided by the number of the respective Subsidiary Shares in issue at the date of the latest audited financial statements or latest management accounts (as the case may be).

As at the date of this report, no options have been granted under the Subsidiaries’ Schemes.

(C)	Employee Stock Option Plans of Partner Communications Company Ltd.

In July 2004, the board of directors of Partner Communications Company Ltd. (“Partner”) approved an employee stock option plan (as amended on 1 March 2006) (the “2004 Plan”) for options to be granted to employees under the provisions of the capital gain’s tax route provided for in section 102 of the Israeli Income Tax Ordinance.

The purpose of the 2004 Plan is to promote the interests of Partner and its shareholders by providing employees, officers and advisors of Partner with appropriate incentives and rewards to encourage them to enter into and continue in the employment of or service to Partner and to acquire a proprietary interest in the long-term success of Partner. The 2004 Plan will remain in force for 10 years from its adoption in July 2004.

A total number of 5,775,000 ordinary shares of Partner (the “Partner Shares”), representing 3.15% of the total issued share capital of Partner as at the date of adoption of the 2004 Plan may be issued under the 2004 Plan. The maximum number of options which may be issued and allotted to each participants under the 2004 Plan shall not exceed 1,834,615 Partner Shares, representing approximately 1% of the total number of shares in issue at the date of adoption of the said Plan.

An option shall become cumulatively vested as to one-fourth (25%) of the shares covered thereby on each of the first, second, third and fourth anniversaries of the date of the relevant grant, unless otherwise set by the compensation committee of Partner (the “Partner Compensation Committee”) being appointed by Partner’s board of directors to administer the 2004 Plan, in the relevant grant instrument. The exercise period during which an option may be exercised will be determined by the Partner Compensation Committee and will not exceed ten years from the date of grant of options. No payment is required to be made by the grantee on application or acceptance of an option.

The Partner Compensation Committee shall determine the exercise price per share (the “Option Exercise Price”). The Option Exercise Price will be determined taking into consideration the fair market value of a Partner Share at the time of grant. Such fair market value on any date will be equal to the average of the closing sale price of the Partner Shares during the preceding thirty trading days, as such closing sale price is published by the national securities exchange in Israel on which the Partner Shares are traded, or if there is no sale of Partner Shares on such date, the average of the bid and asked prices on such exchange at the closing of trading on such date, or if Partner Shares are not listed on a securities exchange in Israel or the over the counter market, the fair market value on such date as determined in good faith by the Partner Compensation Committee.

98	Hutchison Telecommunications International Limited
Annual Report 2005

Directors’ Report

The board of directors of Partner adopted the 1998 Employee Stock Option Plan (the “1998 Plan”) and 2000 Employee Stock Option Plan (the “2000 Plan”) in 1998 and 2000 respectively. Until November 2003, Partner granted options to senior managers and other employees pursuant to the 1998 Plan and the 2000 Plan. In November 2003, the 1998 Plan and the 2000 Plan were amended to conform with the changes in the Israeli Income Tax Ordinance (New Version), 1961. As a result, any grant of options after November 2003 would be subject to the terms of the 2000 Plan as so amended, referred to as the 2003 Amended Plan. No options will further be granted under the aforesaid three Plans without the board of directors of Partner approving relevant amendments being made necessary by the changes in Israeli laws and other regulatory requirements, as applicable.

The following share options were outstanding under the employee stock option plans of Partner during the period from 20 April 2005 (being the date on which Partner became a subsidiary of the Company) to 31 December 2005:

Category of participants	Date of grant of share options(1)	Number of share options held at 20 April 2005(1)	Granted from 20 April to 31 December 2005	Exercised from 20 April to 31 December 2005	Expired/ cancelled from 20 April to 31 December 2005	Number of share options held at 31 December 2005(1)	Exercise period of share options(2)	Exercise price of share options	Price of Partner Share
									At the grant date of share options(3)	At the exercise date of share options(4)

								(US$/NIS)	(NIS)	(NIS)
Employees in aggregate

1998 Plan	5.11.1998 to 22.12.2002	889,386	–	456,912	–	432,474	5.11.1999 - 15.12.2011	US$0.343 and 20.45 NIS	0.01	38.52

2000 Plan	3.11.2000 to 30.12.2003	2,193,010	–	565,929	43,500	1,583,581	3.11.2000 - 30.12.2012	17.25 NIS to 27.35 NIS	17.25 to 27.35	38.49

2003 Amended Plan	30.12.2003	195,000	–	–	–	195,000	30.12.2003 - 30.12.2012	20.45 NIS	34.12	–

2004 Plan	29.11.2004 to 20.4.2005	5,158,500	350,000	152,000	500,750	4,855,750	29.11.2004- 20.4.2015	26.74 NIS to 33.72 NIS	33.13 to 38.10	38.54
Total:		8,435,896	350,000	1,174,841	544,250	7,066,805

Notes:

(1)	The number of share options disclosed is the aggregate figure of share options held at 31 December 2005 under each of Partner’s stock option plans. The share options were granted on various date(s) during the corresponding period(s) and in respect of the 2003 Amended Plan, on the date of grant as disclosed.

(2)	Subject to the terms of individual stock option plans, vesting schedules are in general: 25% of the options become vested on each of the first, second, third and fourth anniversary of the date of employment of the grantee or date of grant, unless otherwise specified by the Employee Stock Option Committee.

(3)	The price of Partner Shares disclosed as at the date of grant of share option was the average closing price as recorded by the Tel Aviv Stock Exchange 30 days prior to the date of grant.

(4)	The price of the Partner Shares disclosed as at the date of exercise of share options was the weighted average closing price of the shares immediately before the dates on which the options were exercised.

Hutchison Telecommunications International Limited	99
Annual Report 2005

Directors’ Report

The fair value of options granted, determined using the Black and Scholes valuation model, was NIS 21.27 per Partner Share. The significant inputs into the model were share price of NIS 38.10 at the date of grant, exercise price of NIS 33.72 per Partner Share, standard deviation of expected share price returns of 58%, expected life of options of five years, expected dividend paid out rate of 0% and annual risk-free interest rate of 3.5%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over one year immediately preceding the grant date.

Save as disclosed above, at no time during the year was the Company or a subsidiary a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company’s Articles of Association or the laws of Cayman Islands which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

Purchase, Sale or Redemption of Shares

During the year, neither the Company nor any of its subsidiary companies has purchased or sold any of the Company’s listed securities. In addition, the Company has not redeemed any of its listed securities during the year.

Major Customers and Suppliers

During the year, the respective percentage of purchases attributable to the Group’s five largest suppliers combined and the turnover attributable to the Group’s five largest customers combined was less than 30% of the total value of Group purchases and total Group turnover.

Public Float

As at the date of this report, based on the information publicly available to the Company and within the knowledge of our Directors, over 29% of the issued share capital of the Company was held by the public.

Auditors

The accounts have been audited by PricewaterhouseCoopers, who retire and, being eligible, offer themselves for reappointment.

By order of the Board

Edith SHIH

Company Secretary

Hong Kong, 9 March 2006

100	Hutchison Telecommunications International Limited
Annual Report 2005

Auditors’ Report

Auditors’ Report to the Shareholders of
Hutchison Telecommunications International Limited
(incorporated in the Cayman Islands with limited liability)

We have audited the accounts on pages 102 to 175 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The directors of the Company are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the Group’s loss and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 9 March 2006

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Annual Report 2005

Consolidated Profit and Loss Account

For the year ended 31 December

	Note	2004 HK$ millions (Restated)	2005 HK$ millions	2005 US$ millions (Note 37)
Continuing operations:
Turnover	6, 7	14,845	24,356	3,143
Cost of inventories sold		(1,373)	(2,331)	(301)
Staff costs	8	(1,586)	(2,319)	(299)
Depreciation and amortisation	7	(3,117)	(4,367)	(563)
Other operating expenses	9	(8,913)	(13,256)	(1,710)

Operating (loss)/profit before disposal of investments and others		(144)	2,083	270
Share of results of associated companies	10	338	86	11
Profit on disposal of investments and others	11	1,300	71	9

Operating profit		1,494	2,240	290
Interest and other finance costs, net	12	(1,015)	(1,604)	(207)

Profit before taxation		479	636	83
Current taxation charge	13	(105)	(229)	(30)
Deferred taxation charge	13	(80)	(205)	(26)

Profit for the year from continuing operations		294	202	27

Discontinued operations:
Loss from discontinued operations	14	(54)	(352)	(45)
Profit/(loss) for the year		240	(150)	(18)

Attributable to:

Equity holders of the Company:
- continuing operations		24	(416)	(54)
- discontinued operations		(54)	(352)	(45)
		(30)	(768)	(99)
Minority interest - continuing operations		270	618	81
		240	(150)	(18)
Dividends	15	-	-	-
Earnings/(loss) per share from continuing operations attributable to the equity holders of the Company during the year:	16
- basic		HK$0.01	HK$(0.09)	US$(0.01)
- diluted		HK$0.01	HK$(0.09)	US$(0.01)
Loss per share from discontinued operations attributable to the equity holders of the Company during the year:	16
- basic		HK$(0.01)	HK$(0.08)	US$(0.01)
- diluted		HK$(0.01)	HK$(0.08)	US$(0.01)

The accompanying notes are an integral part of the consolidated accounts.

102	Hutchison Telecommunications International Limited
Annual Report 2005

Consolidated Balance Sheet

As at 31 December

	Note	2004 HK$ millions (Restated)	2005 HK$ millions	2005 US$ millions (Note 37)
ASSETS
Current assets
Cash and cash equivalents	17	2,102	2,436	314
Restricted cash	17	10	1	–
Other current assets	17	4,211	10,706	1,382
Total current assets		6,323	13,143	1,696
Non-current assets
Fixed assets	18	20,228	24,591	3,173
Telecommunications licences	19	3,556	5,336	689
Goodwill	20	6,139	9,688	1,250
Other non-current assets	21	1,705	5,497	709
Deferred tax assets	26	844	918	118
Associated companies	22	1,846	2	-
Long-term deposits	23	79	416	54
Total non-current assets		34,397	46,448	5,993
Total assets		40,720	59,591	7,689
LIABILITIES
Current liabilities
Bank loans	24	12,281	7,677	991
Other loans	24	1,316	11	1
Notes and debentures	24	247	2	-
Other current liabilities	25	6,852	10,781	1,391
Total current liabilities		20,696	18,471	2,383
Non-current liabilities
Long-term loans	24	3,582	19,002	2,452
Deferred tax liabilities	26	148	963	124
Other long-term liabilities	27	1,428	1,333	172
Total non-current liabilities		5,158	21,298	2,748
Total liabilities		25,854	39,769	5,131
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	28	1,125	1,188	153
Reserves	29	12,705	14,982	1,934
		13,830	16,170	2,087
Minority interest	30	1,036	3,652	471
Total equity		14,866	19,822	2,558
Total equity and liabilities		40,720	59,591	7,689
Net current liabilities		14,373	5,328	687
Total assets less current liabilities		20,024	41,120	5,306

The accompanying notes are an integral part of the consolidated accounts.

Dennis Pok Man LUI	Tim Lincoln PENNINGTON
Director	Director

Hutchison Telecommunications International Limited	103
Annual Report 2005

Consolidated Cash Flow Statement

For the year ended 31 December

	Note	2004 HK$ millions (Restated)	2005 HK$ millions	2005 US$ millions (Note 37)
Cash flows from operating activities
Profit before taxation		479	636	83
Adjustments for:
- Interest income	12	(24)	(65)	(8)
- Interest and other finance costs	12	1,039	1,669	215
- Depreciation and amortisation	7	3,117	4,367	563
- Recognition of share-based payments	8	6	109	14
- Share of results of associated companies	10	(338)	(86)	(11)
- Profit on disposal of investments and others	11	(1,300)	(71)	(9)
- Loss on disposal and impairment of fixed assets		144	7	1
- Write-off of customer acquisition and retention costs		150	99	13
- Changes in working capital
- Decrease/(increase) in stocks		143	(42)	(5)
- Increase in trade receivables, other receivables and prepayments, other non-current receivables and prepaid capacity and maintenance		(1,081)	(1,099)	(142)
- Increase in short-term receivables from related companies		(85)	(1)	-
- Increase in trade payables, accrued expenses and other payables, deferred revenue and receipt in advance		970	1,581	205
- (Decrease)/increase in short-term payable to related companies		(5)	85	11
Cash generated from continuing operations		3,215	7,189	930
Loss for the year from discontinued operations		(54)	(352)	(45)
- Adjustment for depreciation		33	16	2
- Loss on disposal of discontinued operations		-	336	43
Cash used in discontinued operations		(21)	-	-
Cash generated from operations		3,194	7,189	930
Interest received		24	65	8
Interest and other finance costs paid		(892)	(1,756)	(227)
Taxes paid		(82)	(221)	(29)
Net cash generated from operating activities		2,244	5,277	682

The accompanying notes are an integral part of the consolidated accounts.

104	Hutchison Telecommunications International Limited
Annual Report 2005

Consolidated Cash Flow Statement

For the year ended 31 December

	Note	2004 HK$ millions (Restated)	2005 HK$ millions	2005 US$ millions (Note 37)
Cash flows from investing activities
Purchases of fixed assets		(5,138)	(4,046)	(522)
Purchases of telecommunications licences		(249)	–	–
Additions to customer acquisition and retention costs		(728)	(650)	(84)
Reduction/(addition) of long-term deposits		14	(337)	(43)
Prepayment for acquisition of subsidiary companies		–	(4,011)	(518)
Proceeds on disposal of fixed assets		34	16	2
Purchases of subsidiary companies, net of cash acquired	31(a)	69	(926)	(119)
Increase in investment in subsidiary companies		–	(477)	(62)
Proceeds on disposal of subsidiary companies, net of cash disposed of	31(b)	–	193	25
Proceeds on disposal of partial interest in a subsidiary company
Net cash used in investing activities		1,578	476	61
Cash flows from financing activities		(4,420)	(9,762)	(1,260)
Net cash flows from financing activities	31(c)	3,802	4,568	590
Increase in amounts due from related companies		(1,513)	–	–
Equity contribution from minority shareholders		–	312	40
Dividend paid to minority shareholders of a subsidiary company		–	(70)	(9)
(Increase)/decrease in restricted cash		(4)	9	1
Net cash provided by financing activities		2,285	4,819	622
Increase in cash and cash equivalents		109	334	44
Cash and cash equivalents at beginning of the year		1,993	2,102	270
Cash and cash equivalents at end of the year		2,102	2,436	314
Analysis of net debt
Total cash and cash equivalents		2,102	2,436	314
Bank and other interest bearing borrowings	24,30	17,430	26,692	3,444
Net debt		15,328	24,256	3,130

The accompanying notes are an integral part of the consolidated accounts.

Hutchison Telecommunications International Limited	105
Annual Report 2005

Consolidated Statement of Recognised Income and Expense

For the year ended 31 December

	Note	2004 HK$ millions (Restated)	2005 HK$ millions	2005 US$ millions (Note 37)
Fair value changes arising from business combination	5	–	1,233	159
Currency translation differences		(73)	(467)	(60)
Actuarial (losses)/gains of defined benefit plans		(47)	47	6
Net (expense)/income recognised directly in equity		(120)	813	105

Profit/(loss) for the year		240	(150)	(18)
Total recognised income and expense for the year		120	663	87
Attributable to:
Equity holders of the Company		(73)	191	25
Minority interest		193	472	62
		120	663	87
Effect of change in accounting polices:

Equity holders of the Company		(116)	(138)	(18)
Minority interest		16	(44)	(6)
		(100)	(182)	(24)

The accompanying notes are an integral part of the consolidated accounts.

106	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

1.	General Information

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. The address of its registered office is Century Yard, Cricket Square, Hutchins Drive, PO Box 2681 GT, George Town, British West Indies. The Company is listed on both the Main Board of the Hong Kong Stock Exchange Limited and the New York Stock Exchange in the United States.

The Company and its subsidiary companies (together the “Group”) are engaged in mobile telecommunications and related businesses in Hong Kong and Macau, India, Israel, Thailand, Indonesia, Vietnam, Sri Lanka and Ghana. The Group also has a fixed-line telecommunications business in Hong Kong.

These accounts have been approved for issuance by the Board of Directors on 9 March 2006.

2.	Principal Accounting Policies

The principal accounting policies adopted in the preparation of these accounts are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The accounts have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”) and Hong Kong Accounting Standards (“HKAS”) (collectively referred as “Revised HKFRS”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). The accounts have been prepared under the historical cost convention, as modified by the financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of accounts in conformity with Revised HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated accounts, are disclosed in Note 4.

As disclosed in 2004 annual accounts, with effect from 1 January 2004, the Group had elected to early adopt HKFRS 3 “Business Combinations”, HKAS 36 “Impairment of Assets” and HKAS 38 “Intangible Assets”. The effect of the adoption of the above Revised HKFRS had been disclosed in the 2004 annual accounts. In 2005, the Group adopted the new/revised standards of Revised HKFRS below, which are relevant to its operations. The 2004 comparatives have been restated as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events After the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 19 Amendment	Employee Benefits- Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investment in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings Per Share

Hutchison Telecommunications International Limited	107
Annual Report 2005

Notes to the Accounts

2.	Principal Accounting Policies (continued)

(a)	Basis of preparation (continued)

HKAS 39	Financial Instruments: Recognition and Measurement
HKFRS 2	Share-based Payment
HKFRS 5	Non-current Assets held for Sale and Discontinued Operations
HKAS-Int 12	Scope of HKAS-Int 12 Consolidation – Special Purpose Entities

The adoption of new/revised HKASs 1, 2, 7, 10, 16, 23, 24, 27, 28, 31, 33 and HKAS-Int 12 did not result in substantial changes to the Group’s accounting policies. In summary:

■	HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.

■	HKASs 2, 7, 10, 16, 23, 27, 28, 31, 33 and HKAS-Int 12 had no material effect on the Group’s policies.

■	HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The Group owns the rights to use and operate specified spectrums in some jurisdictions over a certain period of time through annual minimum fees plus a variable portion depending on the future revenues from the services. As part of the process for adoption of Revised HKFRS and under the latest interpretation of Revised HKFRS, the Group has changed its policy with respect to the recognition and measurement of these telecommunications spectrum licences.

Previously licence fees payments made prior to commercial launch of services were recorded at cost and amortised from the date of first commercial launch over the remaining licence period. Upfront payments and fixed periodic payments made subsequent to the commercial launch of service were recognised in the profit and loss account on a straight-line basis over the period of the relevant licence. Variable periodic payments were recognised in the profit and loss account as incurred. Under the latest interpretation of HKAS 38, the right to use telecommunication spectrum represents a right to provide a service rather than a right to use a specified asset, and is therefore scoped out of HKAS 17 and accounted for as an intangible asset. In order to measure the intangible asset, HKAS 32 is applied for recognition of the obligation to pay for the licence as a contractual obligation to deliver cash and hence should be considered a financial liability and be initially measured at its fair value. Fixed annual fees to be paid over the licence periods are discounted which, together with certain other direct costs incurred prior to the date the asset is ready for its intended use, are capitalised. Capitalised licence fees are amortised from the date the asset is ready for its intended use until the expiration of the licence. Interest is accreted on the fixed annual fees and charged to interest expense. Variable licence fees are recognised as period costs.

In February 2005, the HKICPA issued HKAS 19 Amendment “Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures” which is effective for accounting periods beginning on or after 1 January 2006. The HKAS 19 Amendment allows the option of recognising actuarial gains and losses in full in the year in which they occur, outside profit or loss, in the statement of recognised income and expense. With effect from 1 January 2005, the Group has early adopted HKAS 19 Amendment so as to fully reflect the actuarial gains and losses in the Group’s balance sheet and reserves as of 1 January 2005. The adoption of HKAS 19 Amendment represents a change in accounting policy for pension plans and has been applied retrospectively from the first year of application of Statement of Standard Accounting Practice (“SSAP”) 34 “Employee Benefits” in 1 January 2002. In prior years, cumulative unrecognised net actuarial gains and losses at the previous financial year end to the extent of the amount in excess of 10% of the greater of the present value of plan obligations and the fair value of plan assets at that date were recognised over the average remaining servicing lives of employees. In accordance with the transitional provisions of SSAP 34, transitional liabilities at 1 January 2002 were recognised as an expense on a straight-line basis over a period of less than five years from 1 January 2002.

108	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

2.	Principal Accounting Policies (continued)

(a)	Basis of preparation (continued)

The adoption of HKAS 21 has resulted in a change in the accounting policy relating to foreign currency translation. Goodwill and other fair value adjustment are translated at closing rate for acquisitions take place after 1 January 2005 and treated as part of the foreign operations’ assets and liabilities.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of hedging activities. The Group did not meet the restrictive documentation, designation and effectiveness assessments required under HKAS 39 for its cross currency and interest rate swap contracts to qualify for hedge accounting. As a result, the changes in fair value of the currency and interest rate swap contracts are recognised in the profit and loss account.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31 December 2004, the provision of share options to employees did not result in an expense in the profit and loss account. Effective 1 January 2005, the Group expenses the cost of share options in the profit and loss account. As a transitional provision, the cost of share options granted after 7 November 2002 that had not yet vested on 1 January 2005 was expensed retrospectively in the profit and loss account of the respective periods.

The adoption of HKFRS 5 has resulted in a change in the accounting policy for non-current assets held for sale. The non-current assets held for sale were previously neither classified nor presented as current assets or liabilities. The adoption of HKFRS 5 does not impact the prior year financial statements other than a change in the presentation of the results and cash flows of discontinued operations.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

■	HKAS 16 - the initial measurement of an item of fixed assets acquired in an exchange of assets transaction is accounted for at fair value prospectively;

■	HKAS 39 - does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis;

■	HKFRS 2 - only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 January 2005;

■	HKFRS 5 - prospectively from 1 January 2005 in accordance with the standard’s provisions; and

■	HKAS 21 - prospectively for translation of goodwill and other fair value adjustments arising from business combination subsequent to 1 January 2005 in accordance with the standard’s provisions.

The Company has re-assessed the correction of an amount of deferred tax assets relating to its subsidiaries in India under HKAS 8, which was previously recorded in the December 2004 financial statements and has concluded that a portion should be recorded in 2003 or earlier periods.

Hutchison Telecommunications International Limited	109
Annual Report 2005

Notes to the Accounts

2.	Principal Accounting Policies (continued)

(a)	Basis of preparation (continued)

The effect of the aforementioned changes on profit or loss, earnings/(loss) per share, the opening balance of shareholders’ funds and various balance sheet items is summarised below:

(i)	Effect on the profit or loss and earnings/(loss) per share for the year ended 31 December 2004

	HKAS 39 HK$ millions	HKFRS 2 HK$ millions	HKAS 17 and HKAS 32 HK$ millions	HKAS 8 HK$ millions	Total HK$ millions
Year ended 31 December 2004:
Increase in staff costs	-	6	-	-	6
Increase in depreciation and amortisation	-	-	91	-	91
Decrease in other operating expenses	-	-	(93)	-	(93)
Decrease in share of results of associated companies	-	15	-	-	15
Increase in interest and other finance costs	-	-	147	-	147
Decrease in deferred taxation charge	-	-	-	(90)	(90)

Increase/(decrease) in profit for the year	-	(21)	(145)	90	(76)
Attributable to:
Equity holders of the Company	-	(18)	(130)	46	(102)
Minority interest	-	(3)	(15)	44	26
	-	(21)	(145)	90	(76)
Earnings/(loss) per share - basic	-	(HK$0.00)	(HK$0.03)	HK$0.01	(HK$0.02)
Earnings/(loss) per share - diluted	-	(HK$0.00)	(HK$0.03)	HK$0.01	(HK$0.02)

110	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

2.	Principal Accounting Policies (continued)

(a)	Basis of preparation (continued)

(ii)	Effect on the profit or loss and earnings/(loss) per share for the year ended 31 December 2005

	HKAS 39 HK$ millions	HKFRS 2 HK$ millions	HKAS 17 and HKAS 32 HK$ millions	HKAS 8 HK$ millions	Total HK$ millions
Year ended 31 December 2005:
Increase in staff costs	-	109	-	-	109
Increase in depreciation and amortisation	-	-	67	-	67
Decrease in other operating expenses	-	-	(131)	-	(131)
Decrease in share of results of associated companies	-	6	-	-	6
Increase/(decrease) in interest and other finance costs	(9)	-	148	-	139
Increase in deferred taxation charge	2	-	-	-	2
Decrease/(increase) in loss for the year	7	(115)	(84)	-	(192)
Attributable to:
Equity holders of the Company	5	(90)	(69)	-	(154)
Minority interest	2	(25)	(15)	-	(38)
	7	(115)	(84)	-	(192)
Earnings/(loss) per share - basic	HK$0.00	(HK$0.02)	(HK$0.01)	-	(HK$0.03)
Earnings/(loss) per share - diluted	HK$0.00	(HK$0.02)	(HK$0.01)	-	(HK$0.03)

Hutchison Telecommunications International Limited	111
Annual Report 2005

Notes to the Accounts

2.	Principal Accounting Policies (continued)

(a)	Basis of preparation (continued)

(iii)	Cumulative effect on various balance sheet items and shareholders’ funds as at 31 December 2004

	HKAS 19 Amendment HK$ millions	HKAS 21 HK$ millions	HKAS 39 HK$ millions	HKFRS 2 HK$ millions	HKAS 17 and HKAS 32 HK$ millions	HKAS 8 HK$ millions	Total HK$ millions
Net assets:
Increase in telecommunications licences	–	–	–	–	922	–	922
Increase in other current liabilities	(82)	–	–	–	(108)	–	(190)
Increase in other long-term liabilities	–	–	–	–	(1,221)	–	(1,221)
	(82)	–	–	–	(407)	–	(489)
Shareholders’ funds:
Cumulative impact of changes in accounting policies as at 1 January 2004	(31)	–	–	–	(262)	(48)	(341)
Impact of changes in accounting policies on the year ended 31 December 2004
Profit attributable to shareholders	–	–	–	(18)	(130)	46	(102)
Exchange reserve	–	–	–	–	–	2	2
Other reserves and accumulated losses	(34)	–	–	18	–	–	(16)
Cumulative impact of changes in accounting policies as at 31 December 2004	(65)	–	–	–	(392)	–	(457)

Minority interest:
Cumulative impact of changes in accounting policies as at 31 December 2004	(17)	–	–	–	(15)	–	(32)

Total equity:
Cumulative impact of changes in accounting policies as at 31 December 2004	(82)	–	–	–	(407)	–	(489)

112	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

2.	Principal Accounting Policies (continued)

(a)	Basis of preparation (continued)

(iv)	Cumulative effect on various balance sheet items and shareholders’ funds as at 31 December 2005

	HKAS 19 Amendment HK$ millions	HKAS 21 HK$ millions	HKAS 39 HK$ millions	HKFRS 2 HK$ millions	HKAS 17 and HKAS 32 HK$ millions	HKAS 8 HK$ millions	Total HK$ millions
Net assets:
Increase in other current assets	-	-	9	-	-	-	9
Increase in telecommunications licences	-	-	-	-	823	-	823
Decrease in goodwill	-	(154)	-	-	-	-	(154)
Decrease in bank loans	-	-	72	-	-	-	72
Increase in other current liabilities	(35)	-	(116)	-	(117)	-	(268)
Decrease in long-term loans	-	-	26	-	-	-	26
Increase in other long-term liabilities	-	-	-	-	(1,179)	-	(1,179)
	(35)	(154)	(9)	-	(473)	-	(671)
Shareholders’ funds:
Cumulative impact of changes in accounting policies as at 31 December 2004	(65)	-	-	-	(392)	-	(457)
Changes in accounting policy in respect of financial instruments	-	-	20	-	-	-	20
Cumulative impact of changes in accounting policies as at 1 January 2005	(65)	-	20	-	(392)	-	(437)
Profit attributable to shareholders	-	-	5	(90)	(69)	-	(154)
Exchange reserve	-	(154)	-	-	18	-	(136)
Other reserves and accumulated losses	42	-	-	90	-	-	132

Cumulative impact of changes in accounting policies as at 31 December 2005	(23)	(154)	25	-	(443)	-	(595)

Minority interest:
Cumulative impact of changes in accounting policies as at 31 December 2005	(12)	-	(34)	-	(30)	-	(76)

Total equity:
Cumulative impact of changes in accounting policies as at 31 December 2005	(35)	(154)	(9)	-	(473)	-	(671)

Hutchison Telecommunications International Limited	113
Annual Report 2005

Notes to the Accounts

2.	Principal Accounting Policies (continued)

(a)	Basis of preparation (continued)

No early adoption of the following new standards and interpretations that have been issued but not effective for the year ended 31 December 2005:

HKFRS 6	Exploration for and Evaluation of Mineral Resources
HKFRS 7	Financial Instruments: Disclosures
HKFRS-Int 4	Determining whether an arrangement contains a lease
HKFRS-Int 5	Right to interests arising from decommissioning, restoration and environment rehabilitation
HK(IFRIC)-Int 6	Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment

The adoption of these new HKFRS is not expected to result in substantial changes to the Group’s accounting policies.

At 31 December 2005, the Group had net current liabilities of HK$5,328 million. Whilst the Group’s operations have generated cash during the year, investments in the Group’s businesses have consumed cash in excess of amounts generated from operations. The consequent financing requirement has been met by bank and other loans, including the Group’s HK$9 billion credit facility.

(b)	Basis of consolidation

The consolidated accounts made up to 31 December include the accounts of the Company and all of its direct and indirect subsidiary companies and also incorporate the Group’s interest in associated companies on the basis set out in Note 2(e) below. Results of subsidiary and associated companies acquired or disposed of during the year are included as from their effective dates of acquisition to 31 December or up to the dates of disposal as the case may be.

The purchase method of accounting is used to account for the acquisition of subsidiary companies by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary company acquired, the difference is recognised directly in the profit and loss account.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiary companies and associated companies have been changed where necessary to ensure consistency with the policies adopted by the Group.

114	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

2.	Principal Accounting Policies (continued)

(c)	Subsidiary companies

A company is a subsidiary company if the Company, directly or indirectly, has more than 50% of the voting control or otherwise has governing power, or by virtue of the Company’s funding or financing arrangements bears the majority of the economic risks and is entitled to the majority of the rewards of that company on a long-term basis. In the consolidated accounts, subsidiary companies are accounted for as described in Note 2(b) above. In the unconsolidated accounts of the Company, investments in subsidiary companies are stated at cost less provision for impairment losses.

The particulars of the Group’s principal subsidiary companies as at 31 December 2005 are set forth on pages 174 to 175.

(d)	Minority interest

Minority interest at the balance sheet date, being the portion of the net assets of subsidiary companies attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiary companies, are presented in the consolidated balance sheet separately from equity attributable to the equity shareholders of the Company. Minority interest in the results of the Group are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the year between minority interest and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority’s interest in the equity of a subsidiary company, the excess, and any further losses applicable to the minority, are charged against the Group’s interest except to the extent that minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary company subsequently reports profits, the Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Group has been recovered.

(e)	Associated companies

An investee company is classified as an associated company if significant influence is exercised over its management but there is no contractual agreement between the shareholders to establish the Group’s control or joint control over the economic activities of the entity. Results of the associated companies are incorporated in the accounts to the extent of the Group’s share of the post acquisition results. Investments in associated companies represent the Group’s share of their net assets, after attributing fair values to their net assets as at the date of acquisition, less provision for impairment in value.

(f)	Business Co-operation Contract

The Group obtained an investment licence from the Ministry of Planning and Investment of Vietnam to engage in a business co-operation under a Business Co-operation Contract (“BCC”) with Hanoi Telecommunication Joint Stock Company to build, operate and develop a mobile telecommunications network in Vietnam. By virtue of the financing arrangements of the BCC, the Group bears the majority of the economic risks of the BCC and thus currently have accounted for the BCC as a subsidiary company of the Group. The Group has recognised in its financial statements the assets that it controls and the liabilities that it incurs, as well as the expenses that it incurs and its share of income, if any, from the BCC.

Hutchison Telecommunications International Limited	115
Annual Report 2005

Notes to the Accounts

2.	Principal Accounting Policies (continued)

(g)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the accounts of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency”). The consolidated accounts are presented in Hong Kong dollars, which is the Company’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at balance sheet date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit and loss account.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(iii)	Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii)	income and expenses for each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii)	all resulting exchange differences are recognised as a separate component of equity (cumulative translation adjustments).

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognised in the consolidated profit and loss account as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

116	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

2.	Principal Accounting Policies (continued)

(h)	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Fixed assets are depreciated on a straight-line basis, at rates sufficient to write off their costs over their estimated useful lives.

Buildings	20 - 50 years
Telecommunications and network equipment	10 - 35 years
Motor vehicles	4 - 5 years
Office furniture & equipment and computer equipment	3 - 7 years
Leasehold improvements	Over the unexpired period of the lease or 7 years, whichever is the shorter

During the year ended 31 December 2005, the Directors evaluated the useful lives for mobile telecommunications network assets within India and concluded that the useful lives of these network assets should be extended from 9.67 years to 15 years. The Directors consider this to be a change in accounting estimate and have therefore accounted for the change prospectively from 1 January 2005 (See Note 4(a)(i) for details).

Subsequent costs on fixed assets are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the profit and loss account during the period in which they are incurred.

Construction in progress is stated at cost, which includes borrowing costs incurred to finance the construction, and is proportionally attributed to the qualifying assets.

The assets’ residual values and useful lives are reviewed, and adjusted if applicable, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

(i)	Leased assets

Assets acquired pursuant to finance leases and hire purchase contracts that transfer to the Group substantially all the rewards and risks of ownership are accounted for as if purchased.

Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Lease payments are treated as consisting of capital and interest elements. The capital element of the leasing commitment is included as a liability and the interest element is charged to the consolidated profit and loss account. All other leases are accounted for as operating leases and the rental payments are charged to the consolidated profit and loss account on a straight-line basis.

(j)	Telecommunications licences

The Group owns the rights to use and operate specified spectrums in some jurisdictions over a certain period of time through annual minimum fees plus a variable portion depending on the future revenues from the services. Licence fees payments, the discounted value of the fixed annual fees to be paid over the licence period, and certain other direct costs incurred prior to the date the asset is ready for its intended use are capitalised. Capitalised licence fees are amortised from the date the asset is ready for its intended use until the expiration of the licence.

Interest is accreted on the fixed annual fees and charged to interest expense. Variable licence fees are recognised as period costs.

Hutchison Telecommunications International Limited	117
Annual Report 2005

Notes to the Accounts

2.	Principal Accounting Policies (continued)

(k)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary company or associated company at the date of acquisition.

Goodwill on acquisition is reported in the consolidated balance sheet as a separate asset or, as applicable, included within investment in associated company. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The Group allocates goodwill to each business segment in each country in which they operate.

(l)	Other non-current assets

(i)	Customer acquisition and retention costs

Costs to acquire or retain telecommunications customers pursuant to a contract with early termination penalties are capitalised and amortised over the minimum enforceable contractual period, which is generally a period of 12 months. In the event that a customer churns off the network within the minimum enforceable contractual period, any unamortised customer acquisition or retention costs are written off in the period in which the customer churns. As of 31 December 2005, this policy is only applicable to the Group’s telecommunications companies in Hong Kong.

Costs to acquire prepaid telecommunications customers are expensed in the period incurred.

(ii)	Prepaid capacity and maintenance

Prepaid capacity and maintenance is telecommunications capacity leased on an indefeasible right of use (“IRU”) basis and related maintenance services. Prepaid capacity and maintenance is stated at cost and amortised on a straight-line basis from the date that the related capacity is activated over the shorter of the term of the IRU agreement or estimated useful life.

(iii)	Brand name and customer base

Brand name and customer base that are acquired by the Group are stated at cost less accumulated amortisation (where the estimated useful life is other than indefinite) and impairment losses. Amortisation of brand name and customer base is calculated on a straight-line basis over the assets’ estimated useful lives unless such lives are indefinite. The following intangible assets with finite useful lives are amortised from the date they are available for use and their estimated useful lives are as follows:

Brand name	17 years
Customer base	9 years

(m)	Asset impairment

Assets that have an indefinite useful life are not subject to amortisation, and are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

118	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

2.	Principal Accounting Policies (continued)

(n)	Investments

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(i)	Financial assets at fair value through profit or loss

A financial asset is designated at fair value through profit or loss at inception if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current if they are expected to be realised within 12 months of the balance sheet date.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets.

Purchases and sales of investments are recognised on trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are included in the profit and loss account in the period in which they arise.

The Group assesses at each balance sheet date whether there is objective evidence that financial assets, loans, receivables, or a group of financial assets is impaired.

(o)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and in banks and all demand deposits placed with banks with original maturities of three months or less from the date of placement or acquisition.

(p)	Restricted cash

Restricted cash represents cash deposited with banks as collateral for the Group’s banking facilities.

(q)	Stocks

Stocks consist of handsets and phone accessories and are valued using the weighted average cost method. Stocks are stated at the lower of cost and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expense.

(r)	Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivable. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the profit and loss account.

Hutchison Telecommunications International Limited	119
Annual Report 2005

Notes to the Accounts

2.	Principal Accounting Policies (continued)

(s)	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(t)	Provisions

Provisions for restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

(u)	Deferred taxation

Deferred taxation is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the accounts. Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences (including tax losses) can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiary company and associated companies, except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(v)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(w)	Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of the obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

120	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

2.	Principal Accounting Policies (continued)

(x)	Employee benefits

(i)	Pension plans

Pension plans are classified into defined benefit and defined contribution plans.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in full in the year in which they occur in the statement of recognised income and expense.

Past-service costs are recognised immediately in the profit and loss account, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

The Group’s contributions to the defined contribution plans are charged to the profit and loss account in the year incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The Group has no further payment obligations once the contributions have been paid.

(ii)	Share-based payments

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the profit and loss account, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iii)	Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably committed itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

Hutchison Telecommunications International Limited	121
Annual Report 2005

Notes to the Accounts

2.	Principal Accounting Policies (continued)

(y)	Segment reporting

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

(z)	Revenue recognition

The Group recognises revenue on the following bases:

a.	Installation and connection fees are recognised on connection of the service.

b.	Sales of handsets are recognised upon delivery to the distributors, dealers or directly to the customers.

c.	Revenues from usage charges, software development services and technical services are recognised when services are rendered and collectibility can be reasonably assured.

d.	Revenues from prepaid recharges are recognised upon customer’s usage or upon the expiry of the service period.

e.	Revenues for monthly fees and value added services are recognised on a time proportion basis, taking into account customers’ usage of the services.

f.	Network interconnection with international carriers and roaming revenues are recognised as rendered/ incurred and are presented on a gross basis.

(aa)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(ab)	Dilution of interest in subsidiary companies or associated companies

Reduction in the Group’s proportionate share of the underlying equity of a subsidiary company or associated company, including goodwill, which result from the issuance of additional equity by the entity, are recognised as gains or losses as incurred.

(ac)	Increase in proportionate share of subsidiary companies

The increase in the Group’s proportionate share of the underlying equity of a subsidiary company is accounted for using the carrying value of the subsidiary company’s assets and liabilities. The difference between the amount paid for the additional equity interest of a subsidiary company and the increase in the share of the carrying values of the subsidiary company’s assets and liabilities is recognised as goodwill or negative goodwill in accordance with note 2(b) above.

122	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

3.	Financial Risk Management

(a)	Financial risk factors

The Group is exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to the Group’s financial liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed rate financial assets and liabilities. Exchange rate risk exists with respect to the Group’s financial assets and liabilities denominated in currencies other than Hong Kong dollars. The Group is also subject to exchange rate risks with respect to its operations and investments outside Hong Kong. The Group manages these risks by a variety of methods, including the use of a number of derivative financial instruments such as cross currency and interest rate swap contracts. All transactions in derivative financial instruments are undertaken for risk management purposes only. No instruments are held by the Group for trading or speculative purposes.

The Group enters into forward exchange contracts when it is deemed appropriate to manage its foreign currency exposures. Foreign currency swap agreements are used to manage exchange rate exposures mainly relating to certain debt instruments denominated in foreign currency. Foreign currency denominated borrowings are translated at the contracted swap rates where the Group has entered into currency swap arrangements.

The Group manages its fair value and interest rate risks by entering into interest rate swaps to manage the fixed and floating interest rate mix of the Group’s total debt portfolio and reduce the impact of fluctuating interest rates on its short-term and long-term debts. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Interest expense on the hedged debts is adjusted to include the payments made or received under the interest rate swaps.

(b)	Accounting for derivative financial instruments and hedging activities

Derivatives that do not qualify for hedge accounting under HKAS 39 are accounted for with the changes in fair value being recognised in the profit and loss account. In prior years, the Group recorded derivative financial instruments at cost. The gains and losses on derivative financial instruments are included in the profit and loss account to match the underlying hedged transactions where relevant.

The Group’s borrowings and debt instruments are initially measured at fair value, net of transaction costs, and are subsequently carried at amortised cost. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings and debt instruments is recognised over the period of the borrowings using effective interest method. In prior years, borrowings and debt instruments were stated at the nominal principal balance and the initial transaction costs incurred were capitalised and included under other non-current assets.

(c)	Fair value estimation

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The carrying amounts of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

Hutchison Telecommunications International Limited	123
Annual Report 2005

Notes to the Accounts

4.	Critical Accounting Estimate and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Notes 3, 20, 27(b) and 28 contain information about the assumption and their risk factors relating to financial instruments, goodwill impairment, defined benefits obligations, fair value of share options granted. Other key sources of estimation uncertainty are described below.

(i)	Estimated useful life for telecommunications and network equipment

The Group has substantial investments in the mobile and fixed-line telecommunications and network equipment. Changes in technology or changes in the intended use of these assets may cause the estimated period of use or value of these assets to change.

During the year ended 31 December 2005, the Directors evaluated the useful lives for mobile telecommunications network assets within India, through careful consideration with regards to expected usage, expected wear-and-tear, potential for technical obsolescence and any future legal limitations to usage of the assets. Further, the Directors carefully considered the historical experience with similar assets in determining the estimated useful life, as well as taking into account anticipated technological or other changes. As a result of this reassessment, the Directors concluded that the useful lives of these network assets should be extended from 9.67 years to 15 years. The Directors consider this to be a change in accounting estimate and have therefore accounted for the change prospectively from 1 January 2005. The effect of this change in accounting estimate is to decrease the depreciation charge for the year ended 31 December 2005 by HK$360 million, to increase the deferred tax charge for the year ended 31 December 2005 by HK$248 million, and to decrease the loss attributable to equity holders of the Company for the year ended 31 December 2005 by HK$60 million. For the years ended 31 December 2006 and 2007, annual depreciation expense of these network assets will be decreased by HK$343 million and HK$298 million respectively.

(ii)	Income taxes

The Group is subject to income taxes in jurisdictions in which the Group operates. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(iii)	Asset impairment

Management judgment is required in the area of asset impairment, including goodwill, particularly in assessing whether: (1) an event has occurred that may affect asset values; (2) the carrying value of an asset can be supported by the net present value of future cash flows from the asset using estimated cash flow projections; and (3) the cash flow is discounted using an appropriate rate. Changing the assumptions selected by management to determine the level, if any, of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could significantly affect the Group’s reported financial condition and results of operations.

124	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

4.	Critical Accounting Estimate and Judgements (continued)

(b)	Critical judgements in applying the Company’s accounting policies

(i)	Deferred taxation

Management has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the recognition criteria for deferred tax assets recorded in relation to cumulative tax loss carry forwards. The assumptions regarding future profitability and the anticipated timing of utilising the tax holiday period available to the India businesses require significant judgment, and significant changes in these assumptions from period to period may have a material impact on the Group’s reported financial condition and results of operations. As of 31 December 2005, we had recognised HK$918 million (2004 – HK$844 million) in deferred tax assets.

5.	Business Combinations

(a)	Deemed acquisition of Partner Communications Company Limited (“Partner”)

On 20 April 2005, the Group’s shareholding in Partner increased from 42.9% to 52.2% following the completion of a buyback of shares by Partner from certain of its shareholders (“Partner’s Share Buyback”). The Group is deemed to have acquired an additional 9.3% of the issued share capital of Partner and resulted in the consolidation of Partner as a subsidiary company for the first time.

Details of net assets acquired and goodwill are as follows:

HK$ millions
Purchase consideration	–
Investment held prior to the deemed acquisition	1,757
Fair value changes arising from business combination	1,233
2,990
Fair value of net assets acquired - shown as below	2,105
Goodwill (Note 20)	885

Partner contributed turnover of HK$6,612 million and profit for the year of HK$275 million to the Group for the period from 20 April 2005 to 31 December 2005.

The following pro forma results of the Group have been prepared assuming the Partner’s Share Buyback has taken place on 1 January 2004 and are for information purposes only and do not purport to be indicative of future operating results:

	2004 HK$ millions	2005 HK$ millions
Turnover from continuing operations	22,868	26,494
Profit for the year from continuing operations	747	317
Profit/(loss) attributable to the equity holders of the Company - continuing operations	98	(398)
Earnings/(loss) per share from continuing operations attributable to the equity holders of the Company - basic and diluted	HK$0.02	HK$(0.09)

Hutchison Telecommunications International Limited	125
Annual Report 2005

Notes to the Accounts

5.	Business Combinations (continued)

(a)	Deemed acquisition of Partner Communications Company Limited (“Partner”) (continued)

The assets and liabilities arising from the deemed acquisition are as follows:

	Fair value HK$ millions	Book value HK$ millions
Fixed assets	3,402	3,402
Telecommunications licence	2,402	2,402
Other non-current assets - other receivables	280	280
Other non-current assets - brand name and customer base	4,088	-
Deferred tax assets	-	523
Cash and cash equivalents	8	8
Stocks	168	168
Trade and other receivables	1,290	1,290
Trade and other payables	(1,566)	(1,566)
Bank loans	(3,436)	(3,326)
Other long-term liabilities	(58)	(58)
Deferred tax liabilities	(581)	-
Net assets	5,997	3,123
Additional bank loan drawdown for Partner’s Share Buyback	(1,964)
Minority interest	(1,928)
Net assets acquired	2,105

The increase in the Group’s share of Partner’s net assets at fair value, which is attributable to the pre-existing 42.9% shareholding, amounting to HK$1,233 million, has been credited to the revaluation reserve (Note 29).

The excess of the Group’s share of the consideration of the Partner’s Share Buyback over the additional 9.3% shareholding deemed acquired, amounting to HK$468 million, has been recognised as goodwill. Goodwill arising from the acquisition of Partner in prior years, amounting to HK$417 million, has been transferred from carrying value of associated companies to goodwill, increasing the goodwill on acquisition of Partner to HK$885 million. This goodwill is attributable to the high profitability of the acquired business.

126	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

5.	Business Combinations (continued)

(b)	Acquisition of PT. Cyber Access Communications, subsequently renamed PT. Hutchison CP Telecommunications (“HCPT”)

On 27 July 2005, the Group acquired 60% of the issued share capital of HCPT, a mobile operator in Indonesia that holds a combined nationwide 2G and 3G mobile telecommunications licence, for a cash consideration of approximately US$120 million (approximately HK$934 million). HCPT has no turnover for the period and contributed loss for the period of HK$5 million to the Group for the period from 27 July 2005 to 31 December 2005. Had the acquisition occurred on 1 January 2005, the Group’s profit for the year from continuing operations would have been HK$178 million.

Details of net liabilities acquired and goodwill are as follows:

HK$ millions
Purchase consideration (cash paid)	934
Fair value of net liabilities acquired - shown as below	(3)
Goodwill (Note 20)	937

The assets and liabilities arising from the acquisition are as follows:

	Fair value HK$ millions	Book value HK$ millions
Fixed assets	2	2
Trade and other receivables	13	13
Trade and other payables	(9)	(9)
Bank loans	(9)	(9)
Loan from minority shareholders	(2)	(2)
Net liabilities	(5)	(5)
Minority interest	2
Net liabilities acquired	(3)

The goodwill is attributable to the premium paid for acceleration into the Indonesia market. Goodwill arising from the acquisition has been determined based on the preliminary values assigned to the acquiree’s assets and liabilities, and will be finalised upon completion of management’s assessment in early 2006.

Hutchison Telecommunications International Limited	127
Annual Report 2005

Notes to the Accounts

6.	Turnover

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services in Hong Kong, and other non-telecommunications businesses. An analysis of turnover is as follows:

	2004 HK$ millions	2005 HK$ millions
Mobile telecommunications services	11,743	20,986
Mobile telecommunications products	401	651
Fixed-line telecommunications services	1,870	2,204
Other non-telecommunications businesses	831	515
	14,845	24,356

7.	Segment Information

Segmental information is provided on the basis of primary geographical regions which is the basis on which the Group manages its worldwide interests. The Hong Kong and Macau region is further subdivided based upon its business segments. Management of the Group measures the performance of its segments based upon operating profit.

The segment information on turnover, operating (loss)/profit, depreciation and amortisation and capital expenditures from continuing operations are as follows:

	Turnover		Operating (loss)/profit*
	2004 HK$ millions	2005 HK$ millions	2004 HK$ millions	2005 HK$ millions
Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	3,714	3,837	(524)	(420)
Fixed-line telecommunications	1,870	2,204	194	78
India	7,093	9,996	1,344	2,440
Israel	-	6,612	-	832
Thailand	1,219	1,045	(1,079)	(544)
Others (Note a)	949	662	(79)	(303)
	14,845	24,356	(144)	2,083

*	Operating (loss)/profit before disposal of investments and others.

128	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

7.	Segment Information (continued)

	Depreciation and amortisation		Capital expenditures

	2004 HK$ millions	2005 HK$ millions	2004 HK$ millions	2005 HK$ millions
Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	886	1,189	557	415
Fixed-line telecommunications	476	618	704	425
India	857	797	2,463	2,744
Israel	-	1,149	-	531
Thailand	846	529	876	282
Others (Note a)	52	85	58	321
	3,117	4,367	4,658	4,718

Note:

(a)	“Others” is currently comprised of Sri Lanka, Ghana, Indonesia, Vietnam, the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore and Corporate. “Others” in the prior year was comprised of Sri Lanka, Ghana, the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore and Corporate.

	2004 HK$ millions	2005 HK$ millions
Other segment items included in the profit and loss account are as follows:
Impairment loss on fixed assets
Hong Kong and Macau – Mobile telecommunications	142	-
Write-off of customer acquisition and retention costs
Hong Kong and Macau – Mobile telecommunications	67	26
Thailand	83	73
	150	99
Provision for trade receivables
Hong Kong and Macau
Mobile telecommunications	(2)	3
Fixed-line telecommunications	61	31
India	67	242
Israel	-	2
Thailand	22	3
Others (Note a)	5	-
	153	281

Hutchison Telecommunications International Limited	129
Annual Report 2005

Notes to the Accounts

7.	Segment Information (continued)

	2004 HK$ millions	2005 HK$ millions
Segment information on balance sheet items are as follows:
Segment assets
Current assets
Hong Kong and Macau
Mobile telecommunications	1,911	1,101
Fixed-line telecommunications	587	669
India	2,198	6,880
Israel	-	1,889
Thailand	1,072	889
Others (Note b)	555	1,715
	6,323	13,143
Fixed assets
Hong Kong and Macau
Mobile telecommunications	4,289	3,982
Fixed-line telecommunications	6,324	6,347
India	5,792	7,674
Israel	-	2,989
Thailand	3,384	3,084
Others (Note b)	439	515
	20,228	24,591
Telecommunications licence
Hong Kong and Macau- Mobile telecommunications	571	523
India	1,669	1,495
Israel	-	2,154
Thailand	1,200	1,066
Others (Note b)	116	98
	3,556	5,336
Goodwill
Hong Kong and Macau
Mobile telecommunications	1,465	1,465
Fixed-line telecommunications	33	2,385
India	4,255	3,782
Israel	-	870
Others (Note b)	386	1,186
	6,139	9,688

130	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

7.	Segment Information (continued)

	2004 HK$ millions	2005 HK$ millions
Segment information on balance sheet items are as follows:
Segment assets (continued)
Other non-current assets
Hong Kong and Macau
Mobile telecommunications	235	260
Fixed-line telecommunications	1,239	1,384
India	10	-
Israel	-	3,844
Thailand	199	-
Others (Note b)	22	9
	1,705	5,497
Deferred tax assets
Hong Kong and Macau - Mobile telecommunications	373	368
India	374	532
Thailand	97	18
	844	918
Associated companies
Hong Kong and Macau - Mobile telecommunications	3	2
Others (Note b)	1,843	-
	1,846	2
Long-term deposits
Hong Kong and Macau - Mobile telecommunications	79	416

Total assets
Hong Kong and Macau
Mobile telecommunications	8,926	8,117
Fixed-line telecommunications	8,183	10,785
India	14,298	20,363
Israel	-	11,746
Thailand	5,952	5,057
Others (Note b)	3,361	3,523
	40,720	59,591

Hutchison Telecommunications International Limited	131
Annual Report 2005

Notes to the Accounts

7.	Segment Information (continued)

	2004 HK$ million	2005 HK$ millions
Segment liabilities
Current liabilities
Hong Kong and Macau
Mobile telecommunications	5,748	1,714
Fixed-line telecommunications	881	983
India	7,274	6,725
Israel	-	1,592
Thailand	5,054	6,541
Others (Note b)	1,739	916
	20,696	18,471
Long-term loans
Hong Kong and Macau
Mobile telecommunications	-	4,128
Fixed-line telecommunications	13	262
India	652	4,057
Israel	-	4,483
Thailand	2,900	1,488
Others (Note b)	17	4,584
	3,582	19,002
Deferred tax liabilities
India	-	91
Israel	-	680
Thailand	148	190
Others (Note b)	-	2
	148	963
Other long-term liabilities
Hong Kong and Macau
Mobile telecommunications	583	544
Fixed-line telecommunications	25	-
Israel	-	59
Thailand	734	686
Others (Note b)	86	44
	1,428	1,333
Total liabilities
Hong Kong and Macau
Mobile telecommunications	6,331	6,386
Fixed-line telecommunications	919	1,245
India	7,926	10,873
Israel	-	6,814
Thailand	8,836	8,905
Others (Note b)	1,842	5,546
	25,854	39,769

132	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

7.	Segment Information (continued)

Note (b):

“Others” is currently comprised of Sri Lanka, Ghana, Indonesia, Vietnam, the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore and Corporate. “Others” in the prior year was comprised of Sri Lanka, Paraguay, Ghana, the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore and Corporate.

8.	Staff Costs

	2004 HK$ millions	2005 HK$ millions
Wages and salaries, including termination benefits of HK$72 million (2004 - HK$89 million)	1,519	2,189
Pension costs - defined benefits plans (Note 27(b)(i))	36	(18)
Pension costs - defined contribution plans (Note 27(b)(ii))	25	39
Share options granted to directors and employees, excluding associated tax benefits of HK$36 million (2004 - HK$1 million)	6	109
	1,586	2,319

(a)	Directors’ emoluments

Name of Director	Fees HK$ millions	Basic salaries, allowance and benefits- in-kind HK$ millions	Bonus HK$ millions	Provident fund contribution HK$ millions	Share-based payments HK$ millions	2004 Total HK$ millions

FOK Kin-ning, Canning	0.28	-	-	-	-	0.28
CHOW WOO Mo Fong, Susan	0.28	-	-	-	-	0.28
Frank John SIXT	0.27	-	-	-	-	0.27
Dennis Pok Man LUI	0.21	3.63	8.60	0.26	-	12.70
Tim Lincoln PENNINGTON	0.21	2.52	1.38	0.40	-	4.51
CHAN Ting Yu	0.21	2.95	2.04	0.19	-	5.39
KWAN Kai Cheong	0.19	-	-	-	-	0.19
John W. STANTON	0.19	-	-	-	-	0.19
Kevin WESTLEY	0.19	-	-	-	-	0.19
	2.03	9.10	12.02	0.85	-	24.00

Hutchison Telecommunications International Limited	133
Annual Report 2005

Notes to the Accounts

8.	Staff Costs (continued)

(a)	Directors’ emoluments (continued)

Name of Director	Fees HK$ millions	Basic salaries, allowance and benefits- in-kind HK$ millions	Bonus HK$ millions	Provident fund contribution HK$ millions	Share-based payments HK$ millions	2005 Total HK$ millions

FOK Kin-ning, Canning	0.39	-	-	-	-	0.39
Dennis Pok Man LUI	0.27	3.52	10.00	0.27	9.40	23.46
Tim Lincoln PENNINGTON	0.27	3.47	2.48	0.56	3.48	10.26
Frank John SIXT	0.31	-	-	-	-	0.31
Naguib SAWIRIS (a)	0.01	-	-	-	-	0.01
Aldo MAREUSE (a)	0.01	-	-	-	-	0.01
KWAN Kai Cheong	0.63	-	-	-	-	0.63
John W STANTON	0.55	-	-	-	-	0.55
Kevin WESTLEY	0.63	-	-	-	-	0.63
CHOW WOO Mo Fong, Susan (b)	0.31	-	-	-	-	0.31
CHAN Ting Yu (c)	0.26	2.85	2.45	0.20	3.48	9.24
WOO Chiu Man, Cliff (d)	0.22	2.19	2.16	0.14	2.44	7.15
NARDI, Kar Wai Agnes (e)	0.10	2.85	2.00	0.19	2.78	7.92
	3.96	14.88	19.09	1.36	21.58	60.87

Notes:
(a)	Appointed as director of the Company on 21 December 2005.

(b)	Resigned as director of the Company and was appointed as alternate director of Mr Fok Kin-ning, Canning on 21 December 2005.

(c)	Resigned as director of the Company and was appointed as alternate director of Mr Dennis Pok Man Lui on 21 December 2005.

(d)	Appointed as director of the Company on 8 March 2005; resigned as director of the Company and was appointed as alternate director of Mr Tim Lincoln Pennington on 21 December 2005.

(e)	Appointed as director of the Company on 4 August 2005; resigned as director of the Company and was appointed as alternate director of Mr Frank John Sixt on 21 December 2005.

No emoluments were paid to any directors as inducements to join or upon joining the Group or as compensation for loss of office during the years ended 31 December 2004 and 2005.

134	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

8.	Staff Costs (continued)

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest for the year ended 31 December 2005 were two (2004 - two) directors of the Company, no executive of the Company (2004 - one) and three (2004 - two) directors of certain subsidiary companies of the Company. The aggregate remunerations paid to these highest paid individuals, who are non-directors of the Company, are as follows:

	2004 HK$ millions	2005 HK$ millions
Basic salaries, allowances and benefits-in-kind	9	8
Bonuses	8	11
Provident fund contributions	1	1
Share options granted to employees	-	13
	18	33

The emoluments of the above mentioned three (2004 - three) individuals, who are non-directors of the Company, with the highest emoluments fall within the following bands:

	2004 Number of individual	2005 Number of individual
Emolument bands
HK$5,000,001 - HK$5,500,000	1	-
HK$6,000,001 - HK$6,500,000	1	-
HK$7,000,001 - HK$7,500,000	1	-
HK$9,500,001 - HK$10,000,000	-	1
HK$10,500,001 - HK$11,000,000	-	1
HK$12,500,001 - HK$13,000,000	-	1

No emoluments were paid to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the years ended 31 December 2004 and 2005.

Hutchison Telecommunications International Limited	135
Annual Report 2005

Notes to the Accounts

9.	Other Operating Expenses

	2004 HK$ millions	2005 HK$ millions
Cost of services provided	4,989	8,673
General administrative and distribution costs	1,857	2,087
Impairment loss on fixed assets	142	-
Loss on disposal of fixed assets	2	7
Write-off of customer acquisition and retention costs	150	99
Operating leases in respect of
Buildings	540	729
Hire of plant and machinery	453	458
Auditors’ remuneration	20	34
Provision for trade receivables	153	281
Exchange (gain)/loss	(79)	18
Others	686	870
	8,913	13,256

10.	Share of Results of Associated Companies

	2004 HK$ millions	2005 HK$ millions
Share of profits less losses of associated companies	738	173
Share of interest and other finance costs of associated companies	(186)	(40)
Share of taxation charge of associated companies	(214)	(47)
	338	86

11.	Profit on Disposal of Investments and Others

	Note	2004 HK$ millions	2005 HK$ millions
Net profit on partial disposal of subsidiary companies	(a)	1,300	44
Negative goodwill on additional equity interests in a subsidiary company acquired	(b)	-	27
		1,300	71

(a)	During the year ended 31 December 2004, the Group, by way of a share placement, disposed of approximately 26.5% equity interest in a subsidiary company, Hutchison Global Communications Holdings Limited, for a cash consideration of approximately HK$1,578 million and recorded a gain on partial disposal of a subsidiary company of approximately HK$1,300 million.

136	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

11.	Profit on Disposal of Investments and Others (continued)

(a)	(continued)

On 30 June 2005, Essar Teleholdings Limited (“ETH”, a shareholder of Hutchison Essar Limited (“Hutchison Essar”, a subsidiary company of the Company)) exercised a call option to acquire approximately 4% of the issued share capital of Hutchison Essar at a price to equal to approximately HK$476 million from Usha Martin Telematics Limited (“UMT”) and Jaykay Finholding (India) Private Limited, both are subsidiary companies of the Group. As a result of the exercise of the call option by ETH, the Group recorded a gain on partial disposal of a subsidiary company of approximately HK$49 million.

During the year ended 31 December 2005, the Group’s shareholding in Partner since the deemed acquisition date resulting from Partner’s share buyback was diluted by approximately 0.4% to 51.8% following the exercise of share options held by Partner’s option holders. The Group recorded a loss on partial disposal of a subsidiary company of approximately HK$5 million.

(b)	In December 2005, ETH transferred to UMT approximately 0.57% of the issued share capital of Hutchison Essar. Such transfer was effected in consideration of certain promises including the waiver of all purchase rights in respect of the shares of Hutchison Essar comprising approximately 3.16% of the issued share capital of Hutchison Essar previously owned by Max Telecom Ventures Limited, a shareholder of Hutchison Essar. In this connection, the fair value of the 0.57% equity interest in Hutchison Essar, being the negative goodwill arising from the acquisition of the 0.57% additional equity interest in Hutchison Essar, amounted to approximately HK$27 million is recognised directly in the consolidated profit and loss account for the year ended 31 December 2005.

12.	Interest and Other Finance Costs, Net

	2004 HK$ millions	2005 HK$ millions
Interest and other finance costs
Bank loans and overdrafts	393	911
Other loans repayable within 5 years	71	37
Other loans not wholly repayable within 5 years	1	1
Obligations under finance leases	-	3
Notes and debentures repayable within 5 years	58	3
Notes and debentures not wholly repayable within 5 years	-	359
Amounts due to related companies	178	92
Accretion on licence fees liabilities	147	149
Guarantee and other finance fees	219	206
	1,067	1,761
Less: interest capitalised in respect of construction of fixed assets	(28)	(5)
	1,039	1,756
Fair value gain on derivative instruments:
Currency swap	-	(4)
Cross-currency interest rate swap	-	(5)
Forward foreign exchange contracts	-	(78)
	1,039	1,669
Interest income	(24)	(65)
Interest and other finance costs, net	1,015	1,604

Hutchison Telecommunications International Limited	137
Annual Report 2005

Notes to the Accounts

12.	Interest and Other Finance Costs, Net (continued)

Guarantee and other finance fees included fees paid to related companies, comprised of subsidiary companies of Hutchison Whampoa Limited (“HWL”), amounting to approximately HK$142 million for the year ended 31 December 2005 (2004 – HK$152 million).

The capitalisation rate applied to funds borrowed for the funding of fixed assets is approximately from 2.2% to 4.6% (2004 – 1.9% to 6.6%).

13.	Taxation

	Year ended 31 December 2004			Year ended 31 December 2005
	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions
Hong Kong	4	102	106	31	6	37
Outside Hong Kong	101	(22)	79	198	199	397
	105	80	185	229	205	434

Hong Kong profits tax has been provided for at the rate of 17.5% (2004 – 17.5%) on the estimated assessable profits less available tax losses. Taxation outside Hong Kong has been provided for at the applicable current rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses.

The differences between the Group’s expected tax charge/(credit) at respective applicable tax rate and the Group’s tax charge for the years were as follows:

	2004 HK$ millions	2005 HK$ millions
Tax calculated at the domestic rates applicable to profits in the country concerned	(146)	1,143
Income not subject to taxation	(202)	(803)
Expenses not deductible for taxation purposes	156	126
Recognition of previously unrecognised tax losses of subsidiary companies	(268)	(729)
Under provision in prior years	2	22
Tax losses not recognised	643	673
Effect of change in tax rate	-	2
Total taxation charge	185	434

The change in average applicable tax rate is caused by a change in the profitability of the Group’s subsidiary companies in respective countries.

138	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

14.	Loss from Discontinued Operations

In May 2005, the Group entered into a contract to sell its mobile operations in Paraguay to a subsidiary company of Mexico’s América Móvil S.A. The disposal was subject to regulatory approval and other conditions and was completed in July 2005. In this connection, the Group’s mobile operations in Paraguay were presented as discontinued operations in accordance with HKFRS 5 “Non-current Assets held for Sale and Discontinued Operations”. An analysis of the result of the discontinued operations, and the loss on disposal of discontinued operations is as follows:

	Year ended 31 December 2004 HK$ millions	Period ended 14 July 2005 HK$ millions
Turnover	115	60
Cost of inventories sold	(27)	(11)
Staff costs	(17)	(9)
Depreciation and amortisation	(33)	(16)
Other operating expenses	(92)	(40)
Taxation charge	-	-
Loss of discontinued operations	(54)	(16)
Loss on disposal of discontinued operations	-	(336)
Loss from discontinued operations	(54)	(352)
Cash used in operating activities	(21)	-
Cash (used in)/generated from investing activities	(19)	190
Total cash flows	(40)	190

15.	Dividends

The Company did not declare any dividends for the years ended 31 December 2004 and 2005.

Except as permitted under the Companies Law and the common law of the Cayman Islands, the Company is not permitted to distribute dividends unless it has a profit, realised or unrealised, or a reserve set aside from profits which the Directors of the Company determine is no longer needed. As at 31 December 2005, the Group had consolidated accumulated losses of HK$7,114 million, representing accumulated losses in a majority of the Company’s subsidiary companies. In relation to the HK$9 billion credit facility with a group of international banks (Note 24), the Company is restricted in its ability to pay dividends. As at 31 December 2005, HK$4,858 million was outstanding under this facility.

Certain of the Company’s subsidiary companies in Hong Kong, India and Thailand have entered into loan agreements or credit facilities that restrict their ability to pay dividends or make loans or advances to the Company, conditional either on obtaining prior approval or on meeting certain financial thresholds. Certain of the Company’s subsidiary companies in Hong Kong, India and Thailand are also parties or subject to shareholder agreements with non-affiliated shareholders that require the non-affiliated shareholder to approve dividend distributions, advances or loans to the Company. India also restricts the transfer of assets from a member of the Group in that country to a foreign entity such as the Company under certain circumstances. These restrictions could limit the Company’s ability to pay dividends in the future.

Hutchison Telecommunications International Limited	139
Annual Report 2005

Notes to the Accounts

16.	Earnings/(Loss) per Share

Basic

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2004	2005
Weighted average number of shares in issue	4,500,000,000	4,602,460,429
Profit/(loss) from continuing operations attributable to the equity holders of the Company (HK$ million)	24	(416)
Basic earnings/(loss) per share from continuing operations (HK$ per share)	0.01	(0.09)
Loss from discontinued operations attributable to the equity holders of the Company (HK$ million)	(54)	(352)
Basic loss per share from discontinued operations (HK$ per share)	(0.01)	(0.08)

Diluted

Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of the share options, the dilutive potential ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s shares over the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

There were no potential ordinary shares as at 31 December 2004. The conversion of all potential ordinary shares arising from share options granted by the Company would have an anti-dilutive effect on the loss per share for the year ended 31 December 2005.

17.	Current Assets

	Note	2004 HK$ millions	2005 HK$ millions
Stocks		485	688
Trade receivables, net of provision	(a)	1,719	3,265
Other receivables and prepayments	(b)	1,922	6,658
Receivables from related companies	(c)	85	86
Derivative financial assets	(d)	-	9
Other current assets		4,211	10,706
Cash and cash equivalents		2,102	2,436
Restricted cash		10	1
		6,323	13,143

140	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

17.	Current Assets (continued)

(a)	Trade receivables, net of provision

The Group has established credit policies for customers. The average credit period granted for trade receivables ranges from 30 to 45 days.

	2004 HK$ millions	2005 HK$ millions
The ageing analysis of the trade receivables, net of provision for trade receivables is as follows:
Current	1,092	2,442
31-60 days	251	347
61-90 days	115	161
Over 90 days	261	315
	1,719	3,265

	2004 HK$ millions	2005 HK$ millions
Analysis of provision for trade receivables is as follows:

At beginning of year	486	639
Relating to subsidiary companies acquired	-	158
Charge to the operating expense	153	281
Write-off during the year	(5)	(237)
Exchange translation differences	5	(19)

At end of year	639	822

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

The Group has recognised a loss of HK$281 million (2004 – HK$153 million) for the provision of its trade receivables during the year ended 31 December 2005. The loss has been included in other operating expenses in the consolidated profit and loss account.

(b)	Included in other receivables and prepayments as at 31 December 2005 are the purchase consideration for acquisition of BPL Mobile Cellular Limited, BPL Mobile Communications Limited and Essar Spacetel Limited of approximately HK$4,011 million (US$518 million). The acquisition of BPL Mobile Cellular Limited was completed on 2 January 2006 (Note 36(a)).

(c)	The receivables from related companies as at 31 December 2004 and 2005, comprised of balances with subsidiary companies of HWL, are unsecured, interest free and have no fixed terms of repayment.

Hutchison Telecommunications International Limited	141
Annual Report 2005

Notes to the Accounts

17.	Current Assets (continued)

(d)	Derivative financial assets

	2004 HK$ millions	2005 HK$ millions
Forward foreign exchange contract	-	8
Cross currency interest rate swap	-	1
	-	9

The Group has entered into a currency and interest rate swap arrangement with a bank to swap floating US dollar borrowings of US$80 million or approximately HK$623 million of floating rate at LIBOR + 0.4% per annum (2004 – US$80 million or approximately HK$623 million of floating rate at LIBOR + 0.4%) into fixed rate Indian Rupees borrowings of INR3,658 million at 4.3% per annum (2004 – INR3,658 million at 4.3% per annum) to match currency and interest rate exposure of the underlying business.

As at 31 December 2005, the fair value of forward foreign exchange contract and cross currency interest rate swap are approximately HK$8 million and HK$1 million respectively.

142	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

18.	Fixed Assets

The movement of fixed assets for year ended 31 December 2004 is as follows:

	Buildings HK$ millions	Telecom- munications and network equipment HK$ millions	Construction in progress HK$ millions	Other assets HK$ millions	Total HK$ millions
Cost
At 1 January 2004	142	19,263	2,341	4,352	26,098
Additions - continuing operations	7	2,903	1,222	526	4,658
Additions - discontinued operations	-	10	-	9	19
Disposals	(19)	(59)	(3)	(424)	(505)
Relating to subsidiary companies acquired (Note 31(a))	45	28	-	11	84
Transfer from other assets	-	23	13	77	113
Transfer between categories	-	2,579	(2,319)	(260)	-
Exchange translation differences	16	152	3	61	232
At 31 December 2004	191	24,899	1,257	4,352	30,699
Accumulated depreciation and impairment losses
At 1 January 2004	20	6,172	-	2,209	8,401
Charge for the year from continuing operations	12	1,663	-	614	2,289
Charge for the year from discontinued operations	-	25	-	8	33
Disposals	(13)	(48)	-	(408)	(469)
Impairment	-	126	-	16	142
Exchange translation differences	8	20	-	47	75
At 31 December 2004	27	7,958	-	2,486	10,471
Net book value
At 31 December 2004	164	16,941	1,257	1,866	20,228

Hutchison Telecommunications International Limited	143
Annual Report 2005

Notes to the Accounts

18. Fixed Assets (continued)

The movement of fixed assets for year ended 31 December 2005 is as follows:

	Buildings HK$ millions	Telecom- munications and network equipment HK$ millions	Construction in progress HK$ millions	Other assets HK$ millions	Total HK$ millions
Cost
At 1 January 2005	191	24,899	1,257	4,352	30,699
Additions - continuing operations	-	1,147	3,116	455	4,718
Additions - discontinued operations	-	10	8	2	20
Disposals	-	(625)	(1)	(94)	(720)
Relating to subsidiary companies acquired (Notes 5 and 31(a))	16	6,971	-	1,771	8,758
Relating to subsidiary companies disposed of	-	(253)	(13)	(45)	(311)
Transfer to other assets	-	(90)	(1)	(23)	(114)
Transfer between categories	6	2,987	(3,042)	49	-
Exchange translation differences	(3)	(686)	(24)	(152)	(865)
At 31 December 2005	210	34,360	1,300	6,315	42,185
Accumulated depreciation and impairment losses
At 1 January 2005	27	7,958	-	2,486	10,471
Charge for the year from continuing operations	6	2,303	-	753	3,062
Charge for the year from discontinued operations	-	14	-	2	16
Disposals	-	(577)	-	(120)	(697)
Relating to subsidiary companies acquired	16	4,418	-	920	5,354
Relating to subsidiary companies disposed of	-	(95)	-	(26)	(121)
Transfer to other assets	-	(59)	-	(18)	(77)
Transfer between categories	-	16	-	(16)	-
Exchange translation differences	-	(315)	-	(99)	(414)
At 31 December 2005	49	13,663	-	3,882	17,594
Net book value
At 31 December 2005	161	20,697	1,300	2,433	24,591

144	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

18. Fixed Assets	(continued)

The carrying values of all fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Other assets includes motor vehicles, office furniture & equipment, computer equipment and leasehold improvements.

	2004 HK$ millions	2005 HK$ millions
Net book value of buildings comprises:

Hong Kong
Long leasehold (not less than 50 years)	8	1
Medium leasehold (less than 50 years but not less than 10 years)	95	55

Outside Hong Kong
Freehold	32	34
Long leasehold	17	18
Medium leasehold	-	38
Short leasehold (less than 10 years)	12	15
	164	161

At 31 December 2005, telecommunications and network equipment includes assets held under defeased finance leases at a cost of HK$3,222 million (2004-HK$3,222 million) and accumulated depreciation and impairment losses of HK$2,639 million (2004-HK$2,513 million). Depreciation and impairment loss recognised for the year ended 31 December 2005 amounted to HK$126 million (2004 - HK$132 million) and nil (2004 - HK$83 million) respectively.

At 31 December 2005, other assets includes assets held under finance leases at a cost of HK$73 million (2004-nil) and accumulated depreciation of HK$5 million (2004-nil). Depreciation recognised for the year ended 31 December 2005 amounted to HK$5 million (2004 - nil).

During the year ended 31 December 2004, the Office of the Telecommunications Authority of Hong Kong (“OFTA”) proposed to grant 3 years moratorium upon expiry of the Group’s CDMA licence in 2005, in order for the Group to migrate its CDMA customers to 2G or 3G networks. In addition, as part of the Group’s cost saving initiatives, certain network and information technology services and maintenance were outsourced. As a result of the foregoing, the Group recorded an impairment loss on telecommunications and network equipment of HK$142 million for the year ended 31 December 2004.

Hutchison Telecommunications International Limited	145
Annual Report 2005

Notes to the Accounts

19. Telecommunications Licences

	2004 HK$ millions	2005 HK$ millions
At beginning of year, as previously reported	2,489	2,634
Prior year adjustments (Note 2(a))	1,013	922

At beginning of year, as restated	3,502	3,556
Additions	249	–
Relating to subsidiary companies acquired (Note 5)	–	2,402
Amortisation for the year	(286)	(384)
Exchange translation differences	91	(238)
At end of year	3,556	5,336

As at 31 December 2005, the estimated aggregate amortisation of telecommunications licences for each of the five succeeding years is HK$2,098 million (2004 - HK$1,430 million).

20. Goodwill

	Note	2004 HK$ millions	2005 HK$ millions
Net book value at beginning of year		6,168	6,139

Adjustment on goodwill	(a)	(5)	–
Relating to additional equity interests in subsidiary companies acquired	(b)	–	2,398
Relating to subsidiary companies acquired (Notes 5 and 31(a))		–	1,822
Relating to subsidiary companies partially disposed of		(30)	(340)
Relating to subsidiary companies disposed of (Note 31(b))		–	(177)
Exchange translation differences		6	(154)
Net book value at end of year		6,139	9,688

(a)	During the year ended 31 December 2004, the Group finalised its valuation of the fair value of identifiable assets and liabilities of a subsidiary company acquired during the year ended 31 December 2003 and recorded a reduction in goodwill of HK$5 million.

146	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

20. Goodwill (continued)

(b)	In January 2005, the Group’s shareholding in Kasapa Telecom Limited increased from 80% to 100% following the transfer of the remaining 20% shareholding from the minority shareholders at no consideration. In this connection, the Group recorded a goodwill of HK$46 million.

In July 2005, the Group privatised, by way of scheme of arrangement (“Scheme”), Hutchison Global Communications Holdings Limited (“HGCH”), which holds the Group’s Hong Kong fixed-line business. The Supreme Court of Bermuda sanctioned the Scheme on 8 July 2005 and the Scheme became effective on 15 July 2005. Holders of over 99% of HGCH shares not held by the Group, elected (or were deemed to have elected) to receive shares in the Company as the consideration for the cancellation of their HGCH shares. This, together with those who elected cash and the consideration under an offer made on behalf of the Company in relation to previously outstanding share options of HGCH, resulted in a total of HK$475 million of cash drawn from the Group’s debt facilities, approximately 253 million new shares (representing 5.3% of the Company’s enlarged issued share capital and 5.6% of the Company’s pre-privatisation issued share capital) being issued by the Company, and approximately 60 million existing shares in the Company originally held by the HWL group being transferred to certain previous HGCH shareholders and optionholders. In this connection, the Group’s shareholding in HGCH increased from 52.53% to 100% and recorded a goodwill of HK$2,352 million (Note 31(d)).

Impairment test for goodwill

Goodwill is allocated to the Group’s cash-generating units (“CGUs”) identified according to country of operation and business segment.

A segment-level summary of the goodwill allocation is presented below.

	2004 HK$ millions	2005 HK$ millions
Hong Kong and Macau
Mobile telecommunications	1,465	1,465
Fixed-line telecommunications services	33	2,385
India	4,255	3,782
Israel	-	870
Indonesia	-	932
Others (Note a)	386	254
	6,139	9,688

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. For CGU in Sri Lanka and Ghana, cash flow projections were based on a period until their licence expiry in 2012 to 2016. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The weighted average growth rates were based on past performance of the Group’s respective CGUs and its expectations for the market development and do not exceed the long-term average growth rate in which the CGU operates. The pre-tax discount rate applied to the cash flow projections reflects specific risks relating to the relevant segments and range from 8% – 15%.

Note (a)

“Others” is currently comprised of Sri Lanka and Ghana. “Others” in the prior year was comprised of Paraguay, Sri Lanka and Ghana.

Hutchison Telecommunications International Limited	147
Annual Report 2005

Notes to the Accounts

21. Other Non-current Assets

	2004 HK$ millions	2005 HK$ millions
Customer acquisition and retention costs
Net book value at beginning of year	202	303
Additions	728	650
Write off during the year	(150)	(99)
Amortisation for the year	(480)	(533)
Exchange translation differences	3	(20)
Net book value at end of year	303	301

Prepaid capacity and maintenance
Net book value at beginning of year	1,278	1,238
Additions	22	200
Amortisation for the year	(62)	(94)
Net book value at end of year	1,238	1,344

Brand name
Net book value at beginning of year	-	-
Relating to subsidiary companies acquired (Note 5(a))	-	726
Amortisation for the year	-	(30)
Exchange translation differences	-	(44)
Net book value at end of year	-	652

Customer base
Net book value at beginning of year	-	-
Relating to subsidiary companies acquired (Note 5(a))	-	3,362
Amortisation for the year	-	(264)
Exchange translation differences	-	(205)
Net book value at end of year	-	2,893
Other receivables and prepayments	164	307
Total other non-current assets	1,705	5,497

As at 31 December 2005, the estimated aggregate amortisation of brand name and customer base for each of the five succeeding years are HK$200 million and HK$1,754 million respectively (2004 - Nil).

Other receivables are comprised of mainly long-term trade receivables. The fair value of other receivables and prepayments, which approximate their carrying amounts, at the balance sheet date are based on cash flows discounted using a rate based on the borrowing rate of 5% to 5.4% per annum.

Hutchison Telecommunications International Limited	148
Annual Report 2005

Notes to the Accounts

22. Associated Companies

	2004 HK$ millions	2005 HK$ millions
Investments at cost:
Listed shares, outside Hong Kong	586	-
Unlisted shares, Hong Kong	8	6
Share of undistributed post acquisition profit (loss)	1,252	(4)
Investment in associated companies	1,846	2

The Group has no listed investments as at 31 December 2005. The market value of the listed investments as at 31 December 2004 was HK$5,289 million.

As at 31 December 2004, the Group had 42.9% shareholding in Partner, the Group’s mobile telecommunications operation in Israel. On 20 April 2005, the buy back of shares by Partner lifted the Group’s shareholding in Partner to 52.2% and resulting in the consolidation of Partner as a subsidiary company for the first time (See Note 5(a)).

The other associated companies of the Group have no material effect on the results or assets of the Group.

23. Long-term Deposit

Long-term deposits are pledged to a bank as collateral to secure a subsidiary company’s obligations under the defeasance of finance lease and certain performance bonds required by the Office of Telecommunications Authority (“OFTA”) under the terms of the mobile telecommunications licence granted to a subsidiary company.

Hutchison Telecommunications International Limited	149
Annual Report 2005

Notes to the Accounts

24. Long-term Loans

The following table presents the outstanding bank loans and other interest bearing borrowings as at 31 December 2004 and 2005:

	Company		Group
	2004 HK$ millions	2005 HK$ millions	2004 HK$ millions	2005 HK$ millions
Bank loans
Repayable within 5 years	1,000	-	15,604	22,521
Not wholly repayable within 5 years	-	-	227	-
Less: current portion	(1,000)	-	(12,281)	(7,677)
	-	-	3,550	14,844
Other loans
Repayable within 5 years	-	-	1,331	789
Not wholly repayable within 5 years	-	-	15	13
Less: current portion	-	-	(1,316)	(11)
	-	-	30	791
Notes and debentures
Repayable within 5 years	-	-	249	2
Not wholly repayable within 5 years	-	-	-	3,367
Less: current portion	-	-	(247)	(2)
	-	-	2	3,367
	-	-	3,582	19,002

The long-term loans are repayable as follows:

	Group
	2004 HK$ millions	2005 HK$ millions
Bank loans
After 1 year, but within 2 years	3,045	1,775
After 2 years, but within 5 years	484	13,069
After 5 years	21	-
Other loans
After 1 year, but within 2 years	1	14
After 2 years, but within 5 years	22	772
After 5 years	7	5
Notes and debentures
After 1 year, but within 2 years	2	-
After 2 years, but within 5 years	-	1,947
After 5 years	-	1,420
	3,582	19,002

150	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

24. Long-term Loans (continued)

The outstanding bank loans and other interest bearing borrowings, excluding loan from minority shareholders of nil (2004 – HK$4 million), as at 31 December 2004 and 2005 by segment, as well as information regarding maturities and interest expenses for the year ended 31 December 2004 and 2005 in respect of such debt are as follows:

	As at 31 December 2004			Year ended 31 December 2004

	Short-term HK$ millions	Long-term HK$ millions	Total debt HK$ millions	Interest expenses HK$ millions
Hong Kong and Macau
Mobile telecommunications	4,110	-	4,110	43
Fixed-line telecommunications	1	13	14	1
India	4,393	652	5,045	333
Thailand	4,183	2,900	7,083	142
Others	1,157	17	1,174	4
	13,844	3,582	17,426	523

	As at 31 December 2005			Year ended 31 December 2005

	Short-term HK$ millions	Long-term HK$ millions	Total debt HK$ millions	Interest expenses HK$ millions
Hong Kong and Macau
Mobile telecommunications	-	4,128	4,128	144
Fixed-line telecommunications	2	262	264	1
India	1,796	4,057	5,853	342
Israel	58	4,483	4,541	429
Thailand	5,698	1,488	7,186	299
Others	136	4,584	4,720	99
	7,690	19,002	26,692	1,314

Hutchison Telecommunications International Limited	151
Annual Report 2005

Notes to the Accounts

24. Long-term Loans (continued)

Included in the other loans are obligations under finance lease repayable as follows:

	2004 HK$ millions	2005 HK$ millions
Finance lease obligations - minimum lease payments:
Not later than 1 year	-	10
After 1 year, but within 2 years	-	10
After 2 years, but within 5 years	-	15
	-	35
Future finance charges on finance lease obligations	-	(3)
Present value of finance lease obligations	-	32
The present value of finance lease obligations is as follows:
Not later than 1 year	-	9
After 1 year, but within 2 years	-	9
After 2 years, but within 5 years	-	14
	-	32

Long-term loans of the Group, including interest rates and maturities, are summarised as follows:

		Company		Group
	Maturity Date	2004 HK$ millions	2005 HK$ millions	2004 HK$ millions	2005 HK$ millions
Secured bank loans
Fixed, 5.58% - 7.24% per annum	2006 - 2008	-	-	16	1,257
Variable, 4.84% - 8.17% per annum	2006 - 2009	1,000	-	3,815	12,960
Unsecured bank loans
Fixed, 2.63% - 5.28% per annum	2006	-	-	38	27
Variable, 4.59%- 8.25% per annum	2006 - 2010	-	-	11,962	8,277
Other secured loans
- finance lease obligations	2007 - 2009	-	-	-	32
Other unsecured loans
Fixed, NIL% - 7.5% per annum	2006 - 2014	-	-	524	14
Variable, 5.99% - 7.1% per annum	2007 - 2009	-	-	822	756
Notes & debentures
Fixed, NIL% per annum	2006	-	-	249	2
Variable, 6.65% per annum	2012	-	-	-	3,367
Total long term-loans, including current maturities		1,000	-	17,426	26,692
Current maturities of long-term loans		(1,000)	-	(13,844)	(7,690)
Total long-term loans		-	-	3,582	19,002

152	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

24.    Long-term Loans (continued)

The fair values of the Group’s total borrowings are based on cash flows discounted using the effective interest rates of the Group’s total borrowings, excluding obligations under finance lease, at the balance sheet date, ranging from 2.63% to 8.25%.

The fair values of the Group’s total borrowings as at 31 December 2005 were approximately HK$26,692 million.

On 31 March 2005, Partner completed an offering of NIS2 billion (HK$3,380 million) unsecured CPI linked notes. The principal amount of the notes is payable in 12 quarterly installments, beginning 30 June 2009 until 31 March 2012, and bear interest at the rate of 4.25% per annum. In April 2005, subsequently amended in May 2005, Partner entered into a new US$150 million (HK$1,163 million) five year bank credit facility. This new facility is secured by a first ranking floating charge on Partner’s assets. In August 2005, Partner redeemed its outstanding US$175 million (HK$1,356 million) 13% Senior Subordinated Notes, due 2010. The redemption was financed by the new bank facility and the CPI linked Shekel-denominated debt.

In May and July 2005, the Group’s Indian operations concluded two two-year rupee loan facilities, each of INR2,200 million (HK$378 million). At 31 December 2005, these facilities were fully drawn. In October 2005, the Group’s Indian operations concluded two three-year credit facilities aggregating to INR19,450 million (HK$3,340 million). To conclude the refinancing plan for India operations, in November 2005, the Group’s Indian operations entered into a foreign currency loan facility of US$140 million (HK$1,085 million) with a group of international banks. The facility shares the same security package as the INR4,400 million (HK$756 million) Rupee loan facilities. These facilities are secured by first charges of all assets of Indian operating companies.

In August 2005, one of the Group’s Thailand operations entered into a new THB3,900 million (HK$739 million) revolving credit facility with an international commercial bank. This facility is guaranteed by the Company and will expire in August 2006. In December 2005, the Group’s Thailand operations successfully arranged two one-year Baht denominated credit facilities: one THB9,500 million (HK$1,799 million) revolving and term loan facility and one THB8,000 million (HK$1,515 million) term loan facility. These facilities were used to refinance existing maturing facilities and are guaranteed by HWL.

In May 2005, Hutchison Telephone Company Limited in Hong Kong entered into a HK$6 billion three year senior secured revolving credit facility agreement with a group of international commercial banks, to refinance existing borrowings of the Hong Kong mobile business. The facility contains certain covenants and prepayment events including ownership undertakings in the Hong Kong mobile business. The facility is secured by way of fixed and floating charges over the assets of, as well as charges over the issued share capital of, the Hong Kong mobile business. As at 31 December 2005, HK$4,150 million was outstanding under this facility.

In November 2005, the Company, HTI (BVI) Finance Limited (“HTIF”), and Hutchison Global Communications Limited (“HGC”) entered into a HK$9 billion secured revolving loan facility with three year term with a group of syndicated banks. The facility is secured by way of a fixed and floating debenture over the assets of the borrowers and HCL Network Partnership, guarantees from various intermediate holding companies of the Group’s operations and charges over the entire issued share capital of HTIF and HGC. At 31 December 2005, HK$4,858 million was outstanding under this facility.

Hutchison Telecommunications International Limited	153
Annual Report 2005

Notes to the Accounts

24.	Long-term Loans (continued)

The outstanding loan balances are denominated in the following currencies:

	Company		Group

	2004 HK$ millions	2005 HK$ millions	2004 HK$ millions	2005 HK$ millions
Hong Kong dollars	1,000	-	5,195	6,260
Israeli Shekel	-	-	-	4,515
Indian Rupees	-	-	5,045	5,230
Thai Baht	-	-	2,530	5,421
Japanese Yen	-	-	4,326	1,595
US dollars	-	-	276	3,626
Singapore dollars	-	-	27	14
Malaysian Ringgit	-	-	11	15
Renminbi	-	-	16	16
	1,000	-	17,426	26,692

As at 31 December 2005, total borrowings of HK$7,488 million are guaranteed by HWL and other related companies. Under the terms of a credit support agreement between the Company and HWL, the Company will pay a guarantee fee charged at normal commercial rates and will provide a counter-indemnity in favour of HWL and other related companies in respect of guarantees provided by them for so long as they are not discharged.

As at 31 December 2005, fixed assets and current assets of certain subsidiary companies amounting to HK$11,520 million and HK$6,756 million, respectively, were used as collateral for certain of the borrowings. The current portion of bank and other loans, notes and debentures of the Group is secured to the extent of HK$868 million (2004 - HK$3,830 million). The long-term portion of bank and other loans and debentures of the Group is secured to the extent of HK$16,748 million (2004 - HK$1 million).

25.	Other Current Liabilities

	Note	HK$	2004 millions	HK$	2005 millions
Trade payables	(a)		1,192		2,206
Accrued expenses and other payables			3,945		5,320
Deferred revenue			382		564
Receipts in advance			781		1,181
Capital expenditure accruals			258		950
Derivative financial liabilities	(b)		-		116
Payables to related companies	(c)		68		153
Current portion of licence fees liabilities (Note 27(a))			137		161
Taxation			89		130
			6,852		10,781

154	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

25.	Other Current Liabilities (continued)

		2004 HK$ millions	2005 HK$ millions
(a)	Trade payables
	The ageing analysis of the trade payables is as follows:
	Current	487	586
	31 - 60 days	106	560
	61 - 90 days	125	660
	Over 90 days	474	400
		1,192	2,206
(b)	Derivative financial liabilities
	Currency swap	-	107
	Forward foreign exchange contracts	-	9
		-	116

The Group has entered into currency swap arrangements with banks to swap Japanese Yen borrowings of JPY24,195 million or HK$1,595 million (2004 - JPY59,350 million or HK$4,326 million) and US dollar borrowings of US$22 million or HK$175 million (2004 - US$28 million or HK$227 million) into Thai Baht borrowings to match currency exposure of the underlying business.

As at 31 December 2005, the fair value of currency swap and forward foreign exchange contract are approximately HK$107 million and HK$9 million respectively.

(c)	The payables to related companies represented balances with subsidiary companies of HWL, which comprised of guarantee fee payable of HK$11 million (2004 - nil), accrued interest payable of HK$25 million (2004 - HK$25 million) and the remaining balance arose during the ordinary course of business. The balances are unsecured, interest free and have no fixed terms of repayment.

Hutchison Telecommunications International Limited	155
Annual Report 2005

Notes to the Accounts

26.	Deferred Taxation

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2004 HK$ millions	2005 HK$ millions
Deferred tax assets	844	918
Deferred tax liabilities	(148)	(963)
Net deferred tax assets/(liabilities)	696	(45)
Movements in net deferred tax assets/(liabilities) are as follows:
At beginning of year	774	696
Net charge for the year	(80)	(205)
Relating to subsidiary companies acquired	-	(581)
Exchange translation difference	2	45
At end of year	696	(45)
Analysis of net deferred tax assets/(liabilities):
Tax losses	2,125	1,454
Accelerated depreciation allowances	(1,429)	(635)
Fair value adjustment arising from business combination	-	(937)
Other temporary differences	-	73
	696	(45)
The potential deferred tax assets which have not been recognised in the accounts are as follows:
Arising from unused tax losses	1,401	2,578
Arising from depreciation allowances	35	-

The utilisation of unused tax losses depends on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

156	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

26.	Deferred Taxation (continued)

Out of the total unrecognised tax losses of HK$10,405 million (2004 - HK$5,760 million) carried forward, an amount of HK$6,392 million (2004 - HK$4,553 million) can be carried forward indefinitely. The remaining HK$4,013 million (2004 - HK$1,207 million) will expire in the following years:

	2004 HK$ millions	2005 HK$ millions
In the first year	1	99
In the second year	7	393
In the third year	6	1,335
In the forth year	3	1,006
In the fifth to tenth years inclusive	1,190	1,180
	1,207	4,013

27.	Other Long-term Liabilities

	Note	2004 HK$ millions	2005 HK$ millions
Long-term licence fees liabilities	(a)	1,293	1,225
Pension obligations	(b)	94	12
Employee retirement obligations		-	52
Deferred revenue		30	30
Accrued expenses and other payables		11	14
		1,428	1,333

(a)	Long-term licence fees liabilities

	2004 HK$ millions	2005 HK$ millions
Licence fees liabilities - minimal annual fees payments:
Not later than 1 year	155	186
After 1 year, but within 5 years	865	895
After 5 years	1,735	1,446
	2,755	2,527
Future finance charges on licence fees liabilities	(1,325)	(1,141)
Present value of licence fees liabilities	1,430	1,386
The present value of licence fees liabilities is as follows:
Not later than 1 year (Note 25)	137	161
After 1 year, but within 5 years	427	386
After 5 years	866	839
	1,430	1,386

Hutchison Telecommunications International Limited	157
Annual Report 2005

Notes to the Accounts

27.	Other Long-term Liabilities (continued)

(b)	Pension obligations

	2004 HK$ millions	2005 HK$ millions
Analysis of pension obligations is as follows:
Pension obligations, at beginning of year	97	94
Total expense	36	(18)
Contributions paid	(39)	(64)
Pension obligations, at end of year	94	12

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held independently of the Group’s assets in trustee administered funds.

(i)	Defined benefit plans

The Group’s defined benefit plans represent contributory final salary pension plans in Hong Kong. At 31 December 2005, the Group’s plans were valued by Watson Wyatt Hong Kong Limited, qualified actuaries using the projected unit credit method to account for the Group’s pension accounting costs.

The principal actuarial assumptions used for accounting purposes are as follows:

	2004	2005
Discount rate applied to defined benefit plan obligations	3.5% - 3.75%	4.5%
Expected return on plan assets	8.0%	8.0%
Future salary increases	3.0% - 4.0%	3.0% - 4.0%
Interest credited on plan accounts	5.0% - 6.0%	5.0% - 6.0%

	2004 HK$ millions	2005 HK$ millions
The amount recognised in the consolidated balance sheet as at the end of year:
Present value of defined benefit obligations	409	205
Fair value of plan assets	315	193
Liability recognised in consolidated balance sheet	94	12

158	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

27.	Other Long-term Liabilities (continued)

(b)	Pension obligations (continued)

(i)	Defined benefit plans (continued)

	2004 HK$ millions	2005 HK$ millions
The limit of net assets to be recognised
Cumulative unrecognised net actuarial losses and past service cost	82	-
Present value of available future refunds or reduction in future contribution	1	11
Limit per HKAS 19 paragraph 58/58A/58B	83	11
Net pension liabilities recognised in consolidated balance sheet	94	12
Reduction of net asset due to the limit	-	-
The amount recognised in the consolidated profit and loss account:
Current service cost	44	39
Interest cost	15	11
Expected return on scheme assets	(24)	(20)
Losses/(gains) on curtailments and settlements	1	(48)
Expenses/(income) recognised in the consolidated profit and loss account	36	(18)
Changes in present value of the defined benefit obligation
Present value of obligation as at beginning of the year	312	409
Current service cost net of employee contribution	44	39
Actual employee contribution	4	2
Interest cost	15	11
Actuarial losses/(gains) on obligation	38	(34)
Gains on curtailments and settlements	-	(48)
Actual benefits paid	(25)	(172)
Net transfer in/(out) liabilities	21	(2)
Present value of obligation as at end of year	409	205
Changes in the fair value of the assets
Fair value of plan assets as the beginning of the year	265	315
Expected return on plan assets	24	20
Actuarial (losses)/gains on obligation	(9)	13
Assets distributed on settlements	-	(120)
Actual company contributions	36	17
Actual benefits paid	3	2
Net transfer out assets	(25)	(52)
Exchange differences	21	(2)
Fair value of plan assets as at end of year	315	193

Hutchison Telecommunications International Limited	159
Annual Report 2005

Notes to the Accounts

27.	Other Long-term Liabilities (continued)

(b)	Pension obligations (continued)

(i)	Defined benefit plans (continued)

The analysis of the fair value of plan assets at 31 December is as follows:

	2004 HK$ millions	2005 HK$ millions
Equity instruments	217	132
Debt instruments	67	34
Other assets	31	27
	315	193

The history of experience adjustments is as follows:

	2004 HK$ millions	2005 HK$ millions
Fair value of plan assets	315	193
Present value of obligations	(409)	(205)
(Deficit)/surplus	(94)	(12)
Experience adjustments on plan assets	(8)	12
Percentage of plan assets (%)	3	6
Experience adjustments on plan obligations	(7)	(13)
Percentage of plan obligations (%)	2	6

The actual gain on plan assets during the year ended 31 December 2005 was HK$32 million (2004 - loss of HK$16 million).

The accumulated actuarial losses recognised in the statement of recognised income and expense as at 31 December 2005 was HK$28 million (2004 - HK$70 million).

There is no immediate requirement for the Group to fund the deficit between the fair value of defined benefit plan assets and the present value of the defined benefit plan obligations disclosed as at 31 December 2005. Contributions to fund the obligations are based upon the recommendations of independent qualified actuaries for each of the Group’s pension plans to fully fund the relevant schemes on an ongoing basis. The realisation of the deficit is contingent upon the realisation of the actuarial assumptions made which is dependent upon a number of factors including the market performance of plan assets. Funding requirements of the Group’s major defined benefit plans are detailed below.

160	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

27.	Other Long-term Liabilities (continued)

(b)	Pension obligations (continued)

(i)	Defined benefit plans (continued)

The Group operates two principal plans in Hong Kong. One plan, which has been closed to new entrants since 1994, provides benefits based on the greater of the aggregate of the employee and employer vested contributions plus a minimum interest thereon of 6% per annum, and a benefit derived by a formula based on the final salary and years of service. A formal independent actuarial valuation, undertaken for funding purposes under the provision of Hong Kong’s Occupational Retirement Schemes Ordinance (“ORSO”), at 29 February 2004 reported a funding level of 99% of the accrued actuarial liabilities on an ongoing basis. The employers’ annual contributions were adjusted to fully fund the plan as advised by the independent actuaries. The valuation used the aggregate cost method and the main assumptions in the valuation are an investment return of 6.0% per annum and salary increases of 4.0%. The valuation was performed by Tian Keat Aun, a Fellow of The Institute of Actuaries, of Watson Wyatt Hong Kong Limited. The funding of the plan will be reassessed based upon the results of next formal actuarial valuation to be completed by 28 February 2007 in accordance with the requirements of ORSO. The second plan provides benefits equal to the employer vested contributions plus a minimum interest thereon of 5% per annum. As at 31 December 2005, the plan is fully funded for the funding of vested benefits in accordance with the ORSO funding requirements.

(ii)	Defined contribution plans

The employees of certain subsidiary companies are entitled to receive benefits from a provident fund, which is a defined contribution plan. The employee and the employer both make monthly contributions to the plan at a predetermined rate of the employees’ basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Fund is administered and managed by the relevant government agencies. Forfeited contribution totaling HK$3 million (2004 - HK$1 million) were used to reduce the current year’s level of contribution.

Hutchison Telecommunications International Limited	161
Annual Report 2005

Notes to the Accounts

28.	Share Capital

	2004 Number of shares	2005 Number of shares	2004	2005
Authorised:
Ordinary shares of HK$0.25 each	10,000,000,000	10,000,000,000	HK$2,500,000,000	HK$2,500,000,000
Preference shares of US$0.01 each	1,000,000	1,000,000	US$10,000	US$10,000

	2004 Number of shares	2005 Number of shares	2004 HK$ millions	2005 HK$ millions
Issued and fully paid:
Ordinary shares
At beginning of year	4,500,000,000	4,500,000,000	1,125	1,125
Issued during the year (Note 20(b))	-	252,546,209	-	63
At end of year	4,500,000,000	4,752,546,209	1,125	1,188

Share option scheme of the Company

On 17 September 2004, the Company approved and adopted by a resolution of the then sole shareholder of the Company a share option scheme (the “Share Option Scheme”). The Share Option Scheme was further approved at an extraordinary general meeting of shareholders of HWL on 19 May 2005 and subsequently amended by written resolutions of the Directors of the Company passed on 12 July 2005.

Share options are granted to directors and employees. The exercise price of the granted options is equal to the market price of the shares on the date of the grant. Options are conditional on the employee completing, at a minimum, one year’s service (the vesting period). The options are exercisable starting one year from the grant date; the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

No options were granted during 2004. On 8 August 2005, 76,300,000 options were granted to directors and employees of the Group at an exercise price of HK$8.70 per share. One third of these options are exercisable on the expiry of each of the first, second and third year after the date of which the option was accepted. There was no movement of the options during the period ended 31 December 2005.

The weighted average fair value of options granted during the year determined using the Black-Scholes valuation model was HK$3.05 at measurement date. The significant inputs into the model were share price of HK$8.70, grant date on 8 August 2005, at exercise price of HK$8.70 per share, standard deviation of expected share price returns of 27.76%, expected life of options of 5.5 to 6.5 years, zero expected dividend paid out rate, annual risk-free interest rate of 3.68% and an expected workforce turnover rate of 5%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices of comparable telecommunication companies over the last three years.

162	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

29.	Reserves

	Share premium HK$ millions	Accumulated losses HK$ millions	Cumulative translation adjustments HK$ millions	Fair value and other reserves HK$ millions	Investment revaluation reserves HK$ millions	Total HK$ millions
Balance at 1 January 2004, as previously reported	-	(6,141)	(234)	-	-	(6,375)
Prior year adjustments (Note 2(a))	-	(349)	1	7	-	(341)
Balance at 1 January 2004, as restated	-	(6,490)	(233)	7	-	(6,716)
Currency translation differences	-	-	(9)	-	-	(9)
Issuance of ordinary shares	19,744	-	-	-	-	19,744
Shares issuance expenses	(414)	-	-	-	-	(414)
Waiver of loan from an intermediate holding company	-	146	-	-	-	146
Profit attributable to equity holders of the Company for the year, as restated	-	(30)	-	-	-	(30)
Employee share option scheme - value of services provided	-	-	-	18	-	18
Actuarial gains and losses of defined benefits plans	-	(34)	-	-	-	(34)
Balance at 31 December 2004, as restated	19,330	(6,408)	(242)	25	-	12,705
Balance at 31 December 2004, as previously reported	19,330	(5,923)	(245)	-	-	13,162
Prior year adjustments (Note 2(a))	-	(485)	3	25	-	(457)
Balance at 31 December 2004, as restated	19,330	(6,408)	(242)	25	-	12,705
Adjustment in respect of changes in accounting policy for financial instruments	-	20	-	-	-	20
Balance at 1 January 2005, as restated	19,330	(6,388)	(242)	25	-	12,725
Currency translation differences	-	-	(318)	2	-	(316)
Relating to subsidiary companies acquired (Note 31(d))	1,857	-	-	-	1,233	3,090
Relating to subsidiary companies disposed of	-	-	119	-	-	119
Loss attributable to equity holders of the Company for the year	-	(768)	-	-	-	(768)
Employee share option scheme - value of services provided	-	-	-	90	-	90
Actuarial gains and losses of defined benefits plans	-	42	-	-	-	42
Balance at 31 December 2005	21,187	(7,114)	(441)	117	1,233	14,982

Hutchison Telecommunications International Limited	163
Annual Report 2005

Notes to the Accounts

29.	Reserves (continued)

The accumulated losses of the Group include accumulated losses of HK$4 million by associated companies as at 31 December 2005 (as at 31 December 2004 – retained profit of HK$1,132 million).

30.	Minority Interest

	HK$	2004 millions	HK$	2005 millions
Equity interests		1,032		3,652
Loans - interest bearing		4		-
		1,036		3,652

The loans from minority shareholders as at 31 December 2004 were unsecured, bears interest at LIBOR+2% per annum and have no fixed term of repayment.

31.	Notes to Consolidated Cash Flow Statement

(a)	Purchases of subsidiary companies

	2004 HK$ millions	2005 HK$ millions
Net assets acquired (excluding cash and cash equivalents):
Fixed assets	84	3,404
Telecommunications licence	-	2,402
Other non-current assets - other receivables	-	280
Other non-current assets - brand name and customer base	-	4,088
Goodwill (Note 20)	-	1,822
Associated companies	3	-
Stocks	-	168
Trade and other receivables	282	1,303
Bank and other loans	(128)	(5,409)
Trade and other payables	(304)	(1,574)
Other long-term liabilities	-	(58)
Deferred taxation liabilities	-	(581)
Loan from minority interest	-	(3)
Minority interest	8	(1,926)
	(55)	3,916
Less: Investments amount held prior to purchase	(14)	(1,757)
Less: Investments revaluation reserve upon acquisition	-	(1,233)
	(69)	926
Discharged by:
Cash payment	-	934
Less: Cash and cash equivalents purchased	(69)	(8)

Total net cash consideration	(69)	926

164	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

31.	Notes to Consolidated Cash Flow Statement (continued)

(b)	Disposal of subsidiary companies

	2004 HK$ millions	2005 HK$ millions
Net assets disposed of (excluding cash and cash equivalents):
Fixed assets	-	190
Other non-current assets	-	22
Goodwill (Note 20)	-	177
Stocks	-	7
Trade and other receivables	-	66
Trade and other payables	-	(50)
Exchange reserve	-	119
Minority interest	-	(2)
	-	529
Loss on disposal of subsidiary companies	-	(336)
	-	193
Satisfied by:
Cash payment	-	198
Less: Cash and cash equivalents disposed of	-	(5)
Total net cash consideration	-	193

Hutchison Telecommunications International Limited	165
Annual Report 2005

Notes to the Accounts

31.	Notes to Consolidated Cash Flow Statement (continued)

(c)	Analysis of changes in financing during the year

	Amounts due to related companies HK$ millions	Bank loans, other loans and debentures HK$ millions	Minority interest HK$ millions	Total HK$ millions
At 1 January 2004, as previously reported	22,903	12,968	743	36,614
Prior year adjustments	-	-	(48)	(48)
At 1 January 2004, as restated	22,903	12,968	695	36,566
New loans	479	9,142	-	9,621
Repayment of loans	(725)	(5,094)	-	(5,819)
Net cash flows from financing activities	(246)	4,048	-	3,802
Minority interest in profit	-	-	270	270
Exchange translation differences	-	282	(64)	218
Relating to a subsidiary company partially disposed of	-	-	153	153
Relating to subsidiary companies acquired	-	128	(8)	120
Shareholders’ loans capitalisation	(22,925)	-	-	(22,925)
Share issuance expenses	414	-	-	414
Waiver of loan from an intermediate holding company	(146)	-	-	(146)
Share of other reserves	-	-	3	3
Actuarial losses of defined benefits plans	-	-	(13)	(13)
At 31 December 2004, as restated	-	17,426	1,036	18,462
At 31 December 2004, as previously reported	-	17,426	1,068	18,494
Prior year adjustments	-	-	(32)	(32)

At 31 December 2004, as restated	-	17,426	1,036	18,462
Adjustment in respect of changes in accounting policy for financial instruments	-	129	(36)	93

At 1 January 2005, as restated	-	17,555	1,000	18,555
New loans	-	26,779	-	26,779
Repayment of loans	-	(22,208)	(3)	(22,211)

Net cash flows from financing activities	-	4,571	(3)	4,568
Minority interest in profit	-	-	618	618
Exchange translation differences	-	(426)	(151)	(577)
Relating to a subsidiary company disposed of	-	-	(2)	(2)
Relating to a subsidiary company partially disposed of	-	-	17	17
Relating to subsidiary companies acquired	-	5,409	1,929	7,338
Relating to additional interest in subsidiary companies acquired	-	-	(26)	(26)
Equity contribution from minority shareholders	-	-	312	312
Dividend paid	-	-	(70)	(70)
Share of other reserves	-	-	27	27
Actuarial gains of defined benefits plans	-	-	5	5
Transfer of loans	-	4	(4)	-
Fair value gain on derivative instruments	-	(226)	-	(226)
Net off of loan facility fees	-	(195)	-	(195)

At 31 December 2005	-	26,692	3,652	30,344

166	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

31.	Notes to Consolidated Cash Flow Statement (continued)

(d)	Significant non-cash transactions

During the year ended 31 December 2004, as part of the Restructuring, HK$22,925 million of the amounts due to related companies was offset with HK$2,056 million amounts due from related companies, and the net amount of HK$20,869 million was capitalised on 22 September 2004 as share capital and share premium of the Company.

During the year ended 31 December 2005, the Group privatised HGCH by way of scheme of arrangement (Note 20(b)). In this connection, the Group issued approximately 253 million new ordinary shares with an imputed value of HK$7.60 per ordinary share and resulting in an increase of share capital and share premium by HK$63 million and HK$1,857 million respectively (Note 28 and 29).

32.	Contingent Liabilities

At 31 December 2005, the Group had contingent liabilities in respect of performance guarantees amounting to HK$887 million (At 31 December 2004 - HK$564 million).

33.	Commitments

Outstanding Group commitments not provided for in the accounts are as follows:

(a)	Capital commitments

	Telecommunications, mobile network		Telecommunications, fixed network

	2004 HK$ millions	2005 HK$ millions	2004 HK$ millions	2005 HK$ millions
Contracted but not provided for	1,565	3,792	638	606
Authorised but not contracted for (Note)	4,503	11,787	901	316
	6,068	15,579	1,539	922

Note:

The Group, as part of its budgeting process, estimates future capital expenditures as shown above. These estimates are subject to vigorous authorisation process before the expenditure is committed.

(b)	Operating lease commitments

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Land and buildings		Other assets

	2004 HK$ millions	2005 HK$ millions	2004 HK$ millions	2005 HK$ millions
Not later than one year	343	561	201	174
Later than one year and not later than five years	448	816	123	130
Later than five years	547	810	51	57
	1,338	2,187	375	361

Hutchison Telecommunications International Limited	167
Annual Report 2005

Notes to the Accounts

33.	Commitments (continued)

(c)	Acquisition of telecommunications licence for third generation mobile services

On 22 October 2001, a subsidiary of the Company was issued a mobile carrier licence (the “Licence”) and was committed to pay for fixed and variable fees under the Licence for duration of 15 years. This Licence is for the provision of public telecommunications network services using third generation mobile services technology in Hong Kong. Beginning from the sixth year of the Licence, variable licence fees payable amount to 5% of network turnover in respect of the relevant year; or the appropriate fee in respect of the relevant year whichever is greater. The net present value of the appropriation fee has already been recorded as licence fees liabilities as of 31 December 2005.

(d)	Royalties Commitments

Partner is committed to pay royalties to the Government of Israel at 3.5% on its “income from cellular services” as defined in the “Telecommunications (Royalties) Regulations, 2001” which includes all kinds of income of Partner from the granting of Bezeq services under the licence - including airtime, roaming services and non- recurring connection fees, but excluding income transferred to another holder of a communications licence and deducting bad debts, payments to another communication licence in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment. The rate of royalty payments paid by cellular operators will be reduced annually by 0.5%, starting 1 January 2006, to a level of 1%.

(e)	Funding Commitments

The Group has agreed to provide or arrange necessary funding for its Thailand operations in the event additional equity funding is to be contributed.

As at 31 December 2005, the Group held call options, both directly and indirectly, which, if exercised, would entitle the Group to additional equity interests in its investment holding companies in India, in each case subject to the Indian government’s foreign ownership regulation. Conversely, some Indian shareholders held put options that could, again subject to the foreign ownership restrictions, require the Group to purchase additional equity interests in the investment holding companies through which the Group holds indirect interests in the operating companies. The call and put options are exercisable at fair market value to be determined at the time of exercise by the parties’ agreements. These options were terminated in March 2006. Also, one of the Indian shareholders had a call option that could, in certain circumstances, dilute to some extent the Group’s indirect minority holdings in the Indian operating companies. The call option was exercised by the option holder on 30 June 2005.

GMRP (Thailand) Limited (“GMRP”) has granted a call option to the Group and the Group has granted a put option to GMRP in respect of up to all of the shares in Hutchison Wireless MultiMedia Holdings Limited (“HWMHL”), the holding company of Hutchison CAT Wireless MultiMedia Limited, held by GMRP.

HWMHL has granted an option to the CAT Telecom Public Company Limited (“CAT Telecom”) to swap the shares which CAT Telecom holds in Hutchison CAT Wireless MultiMedia Limited with the shares of HWMHL or BFKT (Thailand) Limited.

DPBB (Thailand) Limited (“DPBB”) has granted a call option to the Group and the Group has granted a put option to DPBB in respect of up to all the preference shares in the share capital of PKNS (Thailand) Limited, the holding company of BFKT (Thailand) Limited, held by DPBB.

The Group holds an option to acquire the HWL Group’s mobile telecommunications related interests in Hutchison Telecommunications Argentina S.A..

168	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

34.	Substantial Shareholders

As at 31 December 2004, the Directors regarded HWL, a company incorporated in Hong Kong and listed on the Main Board of Hong Kong Stock Exchange, as being its ultimate holding company.

As at 31 December 2005, the Company is owned as to 49.8% by HWL and 19.31% by Orascom Telecom Holding S.A.E.. The remaining shares are widely held. As there was no shareholder, directly or indirectly, which has more than 50% of the voting control or otherwise has governing power over the Company, the Directors consider that the Company has no ultimate holding company as at 31 December 2005.

35.	Related Party Transactions

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related party of the Group where those parties are individuals.

Related Party Group:

(1)	HWL Group - HWL together with its direct and indirect subsidiary companies outside the Group.

(2)	Other shareholders and joint venture partners:

(a)	NEC Group

(b)	KM Group-Kotak Mahindra Finance Ltd together with subsidiary and associated companies.

(c)	Essar Group

(d)	CAT Telecom

(e)	Hindjua Group

(f)	NTT Docomo Inc.

Hutchison Telecommunications International Limited	169
Annual Report 2005

Notes to the Accounts

35.	Related Party Transactions (continued)

In addition to the transactions and balances disclosed elsewhere in these accounts, the Group entered into the following material related party transactions.

			2004 HK$ millions	2005 HK$ millions
(i)	Transactions during the year:
	(a)	HWL Group
		Fixed telecommunications and other services	(51)	(72)
		Mobile telecommunications services income	(14)	(19)
		Rental expenses on lease arrangements	85	72
		Bill collection services fee expenses	8	11
		Roaming arrangement fee income	(14)	(1)
		Sharing of services arrangements	22	30
		Dealership services fee expenses	10	11
		Global Procurement services arrangements	82	26
		Provision of data center services	(20)	(17)
		Sales of handsets	(46)	-
		3G handset development costs recharge income	(47)	-
		Purchase of handset and accessories	32	965
		Purchase of office supplies	6	6
		Advertising and promotion expenses	5	6
		Waiver of loan	146	-
	(b)	NEC Group
		Purchase of handsets	665	4
		Purchase of network assets	-	169
		Outsourcing expenses	-	56
	(c)	KM Group
		Mobile telecommunications services income	(5)	(5)
		Customary fee and commission expenses	10	17
	(d)	Essar Group
		Mobile telecommunications services income	(14)	(10)
		Roaming arrangement fee income	(4)	-
		Roaming cost	1	-
	(e)	CAT Telecom
		Share of revenue from mobile phone services	218	-
		Network operating expenses	45	-
	(f)	Hinduja Group
		Outstanding expenses for call centre	-	3
	(g)	NTT Docomo Inc.
		Roaming arrangement fee income	-	(8)
(ii)	Key management personnel remunerations:
	Director’s fees		2	4
	Basic salaries and allowance, benefits-in-kind		9	15
	Bonus		12	19
	Provident fund contributions		1	1
	Share-based payments		-	22
			24	61

170	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

36.	Subsequent Events

(a)	On 2 January 2006, the Group completed the acquisition of 100% shareholding in BPL Mobile Cellular Limited (“BCL”), which operates in the three licence areas of Maharashtra, Tamil Nadu and Kerala in India. Additionally, the Company has agreed to assume the indebtedness owed to BCL by BPL Communications Limited (“BPL”), the then sole shareholder of BCL. This is part of the acquisition of the operations of BPL, for a total consideration of INR50,649 million (approximately HK$8,999 million).

As at 31 December 2005, the unaudited carrying value of the total assets, total liabilities and total contingent liabilities of BCL amounted to approximately HK$1,716 million, HK$4,222 million and HK$40 million, respectively. Goodwill arising from the acquisition will be finalised upon completion of management’s assessment of the fair value of identifiable assets and liabilities of BCL.

(b)	In February 2006, the Group completed the acquisition of 100% shareholding in Hutchison Tele-Services (India) Holdings Limited (“HTSI”), which operates telecommunications services call centre business in India through its wholly owned subsidiary, 3 Global Services Private Limited (“3GS”), for a total cash consideration of approximately US$14 million (HK$111 million).

As at 31 December 2005, the unaudited carrying value of the total assets and total liabilities of HTSI and its subsidiary amounted to approximately HK$107 million and HK$68 million respectively. Goodwill arising from the acquisition will be finalised upon completion of management’s assessment of the fair value of identifiable assets and liabilities of HTSI and its subsidiary.

(c)	Following the Indian Government’s announcement on the new rules governing foreign direct investment in telecommunications operators in India (“FDI Rules”), the Group undertook a review of its holding structure in advance of and anticipation of a possible listing of Hutchison Essar’s shares as well as compliance with the new FDI Rules. Following such review, the Group reorganised its holding structure in Hutchison Essar (the “Reorganisation”). Following the Reorganisation, the Group continues to hold, through wholly owned subsidiary companies, an aggregate direct equity interest of 42.34% of Hutchison Essar. The Group will also continue to hold an indirect interest in Hutchison Essar through certain non-wholly owned subsidiary companies, which hold an aggregate equity interest of 19.54% of Hutchison Essar.

37.	US Dollar Equivalents

The US dollar equivalents of the figures shown in the accounts are supplementary information and have been translated at the noon buying rate in New York for cable transfers as certified by the Federal Reserve Bank of New York in effect on 31 December 2005, which was HK$7.75 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.

Hutchison Telecommunications International Limited	171
Annual Report 2005

Notes to the Accounts

38.	Balance Sheet of the Company, Unconsolidated

In accordance with the disclosure requirements of the Companies Ordinance of Hong Kong, the balance sheet of the Company is as follows:

	2004 HK$ millions	2005 HK$ millions
	(Restated)
ASSETS
Current assets
Bank balances	10	111
Other receivable and prepayments	21	2
Amounts due from subsidiary companies (Note a)	671	867
Loans to subsidiary companies (Note b)	20,870	26,079
Total current assets	21,572	27,059

Non-current assets
Unlisted shares, at costs (Note c)	-	-
Total non-current assets	-	-
Total assets	21,572	27,059
LIABILITIES
Current liabilities
Bank loans (Note 24)	1,000	-
Amount due to a related company (Note d)	43	7
Amounts due to subsidiary companies (Note a)	-	172
Accrued expenses and other payables	77	10
Total current liabilities	1,120	189
Non-current liability
Loan from a subsidiary company (Note e)	-	4,480
Total liabilities	1,120	4,669
EQUITY
Share capital	1,125	1,188
Reserves (Note f)	19,327	21,202
Total equity	20,452	22,390
Total equity and liabilities	21,572	27,059
Net current assets	20,452	26,870
Total assets less current liabilities	20,452	26,870

Dennis Pok Man LUI	Tim Lincoln PENNINGTON
Director	Director

172	Hutchison Telecommunications International Limited
Annual Report 2005

Notes to the Accounts

38. Balance Sheet of the Company, Unconsolidated	(continued)

(a)	Amounts due from/to subsidiary companies are unsecured, interest free and have no fixed terms of repayment.

(b)	Except for loans to subsidiary companies of HK$3,868 million (2004 - Nil) which are unsecured, interest bearing and have no fixed terms of repayment, other loans to subsidiary companies are unsecured, interest free and have no fixed terms of repayment.

(c)	As at 31 December 2005, the Company’s cost of investment in its subsidiary companies was amounted to HK$25.40 (2004 - HK$17.60). These investment costs were rounded down to zero and not presented in the Company’s balance sheet.

Particulars of the principal subsidiary companies as at 31 December 2005 are set forth on pages 174 to 175.

(d)	The amount due to a related company is unsecured, interest free and repayable on or before 31 December 2006.

(e)	The loan from a subsidiary company is secured, interest bearing and not repayable within twelve months from the balance sheet date.

The effective interest rate of the loan from a subsidiary company was 5.41% at the balance sheet date. The fair value of the loan from a subsidiary company as at 31 December 2005 was approximately HK$4,480 million.

(f)	Reserves

		Reserves
	Share capital HK$ millions	Share premium HK$ millions	Accumulated losses HK$ millions	Fair value and other reserves HK$ millions	Subtotal HK$ millions	Total shareholders’ funds HK$ millions
Upon incorporation on 17 March 2004	-	-	-	-	-	-
Issuance of ordinary shares	1,125	19,744	-	-	19,744	20,869
Share issuance expenses	-	(414)	-	-	(414)	(414)
Loss for the period	-	-	(3)	-	(3)	(3)
At 31 December 2004	1,125	19,330	(3)	-	19,327	20,452

		Reserves
	Share capital HK$ millions	Share premium HK$ millions	Accumulated losses HK$ millions	Fair value and other reserves HK$ millions	Subtotal HK$ millions	Total shareholders’ funds HK$ millions
At 1 January 2005	1,125	19,330	(3)	-	19,327	20,452
Issuance of ordinary shares (Note 28)	63	1,857	-	-	1,857	1,920
Loss for the year	-	-	(35)	-	(35)	(35)
Employee share option scheme-value of services provided	-	-	-	53	53	53
At 31 December 2005	1,188	21,187	(38)	53	21,202	22,390

Hutchison Telecommunications International Limited	173
Annual Report 2005

Principal Subsidiary Companies

Particulars of the principal subsidiary companies as at 31 December 2005 and the date of this report are as follows:

	Place of incorporation/ registration and operation	Currency	Nominal value of issued ordinary share capital/ registered capital	Percentage of beneficial interest attributable to the Group	Principal activities
Aircel Digilink India Limited (Notes 1, 2)	India	INR	1,011,000,000	54%	Mobile telecommunications services
BFKT (Thailand) Limited (Note 3)	Thailand	THB	5,000,000	49%	Network leasing
Fascel Limited (Notes 1, 2)	India	INR	5,000,000,000	54%	Mobile telecommunications services
HCL Network Partnership	Hong Kong	HK$	10,000	100%	Telecommunications network equipment leasing and provision of ancillary services
Hutchison CAT Wireless MultiMedia Limited (Note 3)	Thailand	THB	950,000,000	36%	Marketing of mobile telecommunications services
Hutchison Essar South Limited (Notes 1, 2)	India	INR	5,396,075,000	53%	Mobile telecommunications services
Hutchison Essar Mobile Services Limited (formerly known as Hutchison Essar Telecom Limited) (Notes 1, 2)	India	INR	1,997,164,690	54%	Mobile telecommunications services
Hutchison Global Communications Limited	Hong Kong	HK$	20	100%	Fixed line communications
Hutchison GlobalCentre Limited	Hong Kong	HK$	2	100%	Data centre facilities services
Hutchison-Management of Telecommunication Services, Limited	Macau	MOP	10,000	100%	Call centre operation
Hutchison Essar Limited (formerly known as Hutchison Max Telecom Private Limited) (Notes 1, 2)	India	INR	3,431,005,000	54%	Mobile telecommunications services
Hutchison MultiMedia Services Limited	Hong Kong	HK$	20	100%	Provision of internet services
† Hutchison MultiMedia Services (Thailand) Limited	Thailand	THB	230,000,000	100%	Provision of call centre and distribution channel
Hutchison Telecom East Limited (Notes 1, 2)	India	INR	1,934,416,370	54%	Mobile telecommunications services
Hutchison Telecommunications International (HK) Limited	Hong Kong	HK$	2	100%	Provision of management services
Hutchison Telecommunications (Hong Kong) Limited	Hong Kong	HK$	20	100%	Provision of management services

174	Hutchison Telecommunications International Limited
Annual Report 2005

Principal Subsidiary Companies

	Place of incorporation/ registration and operation	Currency	Nominal value of issued ordinary share capital/ registered Capital	Percentage of beneficial interest attributable to the Group	Principal activities
Hutchison Telecommunications Information Technology (Shenzhen) Limited	China	HK$	5,370,000	100%	Provision of information technology services
Hutchison Telecommunication Services Limited	Hong Kong	HK$	20	100%	Mobile telecommunications retail operations
Hutchison Telephone Company Limited	Hong Kong	HK$	1,258,120	71%	Mobile telecommunications services
Hutchison Telephone (Macau) Company Limited	Macau	MOP	10,000,000	71%	Mobile telecommunications services
Hutchison Teleservices Overseas Limited	British Virgin Islands	US$	15,000	100%	Call centre operation
Hutchison Teleservices (HK) Limited	Hong Kong	HK$	20	100%	Call centre operation
Hutchison Telecommunications Lanka (Private) Limited	Sri Lanka	LKR	875,000,000	100%	Mobile telecommunications services
HTI (BVI) Finance Limited	British Virgin Islands	US$	1	100%	Finance
Kasapa Telecom Limited	Ghana	GHC	13,165,886,000	100%	Mobile telecommunications services
Partner Communications Company Ltd.	Israel	NIS	1,525,384	52%	Mobile telecommunications services
PT. Hutchison CP Telecommunications	Indonesia	IDR	63,900,000,000	60%	Mobile telecommunications services
Telecom Investments India Private	India	INR	40,455,000	49%	Investment holding
Limited (Note 2)
Union Telecom Limited	Macau	MOP	200,000	80%	Paging operation
Usha Martin Telematics Limited (Notes 1, 2)	India	INR	162,162,520	79%	Investment holding

†	The accounts of the subsidiary company have been audited by KPMG Phoomchai Audit Ltd.

Note	1:

The Group holds 49% or less of direct equity interest in each of these companies. The percentages disclosed above include the Group’s indirect equity interests.

Note 2:

The Company is a subsidiary company as the Group, by virtue of its funding or financing arrangement, bears the majority of the economic risks and is entitled to the majority of its rewards on a long term basis from a combination of some of the following factors:

•	The Group’s direct and indirect economic shareholdings which results in the Group holding in some cases more than 50% of the economic interest in the operation.

•	Non-voting preference shareholdings with redemption premium features that provides the Group with additional economic rewards.

•	The Group’s sole counter-indemnity to HWL Group for the guarantees it has solely provided to the Group’s non-wholly owned Indian operating businesses disproportionate to the Group’s economic interest in these businesses.

•	Commitment to provide financial support for third party shareholders of the operating companies.

Note	3:

In addition to the Group’s 49% and 36% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited respectively as disclosed above, the Group also holds call options over 51% and 30% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited, respectively.

Hutchison Telecommunications International Limited	175
Annual Report 2005

Information for US Investors

The Group’s consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”) which differs in some respects from US GAAP. The effect on net loss attributable to shareholders and shareholders’ funds of significant differences between HKFRS and US GAAP is as follows.

The HKFRS financial statements for the year ended 31 December 2004 have been restated to conform with HKFRS and Hong Kong Accounting Standards (“HKAS”) (collectively referred as “HKFRS”) issued by the Hong Kong Institute of Certified Public Accountants. The impact of the HKFRS is detailed in Note 2(a). The US GAAP financial statements for the year ended 31 December 2004 have been restated as described in the “Correction of prior year financial statements” section below. The effect on net loss attributable to shareholders and shareholders’ funds of significant differences between HKFRS and US GAAP therefore have also been restated.

		2004 HK$ millions	2005 HK$ millions	2005 US$ millions
		(Restated)
Net loss attributable to shareholders under HKFRS		(30)	(768)	(99)
Adjustments:
Revenue recognition	(a)	12	88	11
Customer acquisition and retention costs	(b)	(129)	61	8
Business combinations	(c)	(379)	(163)	(21)
Deferred financing fee	(e)	(21)	-	-
Termination benefits	(g)	20	(12)	(2)
Onerous contracts	(h)	69	(16)	(2)
Capitalisation of loans net of related interest	(i)	108	-	-
Pension cost	(j)	-	(67)	(9)
Share-based payments	(k)	21	(28)	(3)
Others	(l)	13	37	5
Deferred taxes	(m)	24	(24)	(3)
Minority interest		60	(23)	(3)
Net loss under US GAAP		(232)	(915)	(118)
Loss per share
- basic		HK$(0.05)	HK$(0.20)	US$(0.03)
- diluted		HK$(0.05)	HK$(0.20)	US$(0.03)

176	Hutchison Telecommunications International Limited
Annual Report 2005

Information for US Investors

		2004 HK$ millions	2005 HK$ millions	2005 US$ millions
		(Restated)
Shareholders’ funds under HKFRS		13,830	16,170	2,087
Adjustments:
Revenue recognition	(a)	(7)	80	10
Customer acquisition and retention costs	(b)	(365)	(282)	(36)
Business combinations	(c)	389	(1,014)	(131)
Reversal of goodwill amortisation expense	(c)	65	65	8
Impairment of goodwill	(d)	(719)	(719)	(93)
Derivatives	(f)	(44)	-	-
Termination benefits	(g)	20	7	1
Onerous contracts	(h)	69	54	7
Pension cost	(j)	65	(37)	(5)
Others	(l)	87	101	13
Deferred taxes	(m)	(738)	(747)	(96)
Minority interest		57	2	-
Shareholders’ equity under US GAAP		12,709	13,680	1,765
Exchange translation adjustments	(n)	(131)	(27)	(3)

Correction of prior year financial statements

The Group has restated its previously issued US GAAP financial statements for the correction of certain items. The impact of these adjustments is as follows:

	Note	Net loss for the year ended 31 December 2004 HK$ millions
As previously reported		(247)

Adjustments to:
Depreciation and amortisation	(1) & (3)	(57)
Interest and other finance costs, net	(2)	(26)
Tax benefit	(2), (3) & (4)	142
Minority interest	(4)	(44)
As restated		(232)
Loss per share, basic and diluted, as previously reported		HK$(0.05)
Loss per share, basic and diluted, as restated		HK$(0.05)

Hutchison Telecommunications International Limited	177
Annual Report 2005

Information for US Investors

	Note	Shareholders’ equity as at 31 December 2004 HK$ millions
As previously reported		12,495
Adjustment to translation of licences	(1)	137
Adjustment to derivatives	(2)	(17)
Adjustment to deferred tax liabilities applicable to acquired licences	(3)	94
As restated		12,709

	Note	31 December 2004, as Previously Reported HK$ millions	Adjustments HK$ millions	31 December 2004, as restated HK$ millions	31 December 2003, as previously reported HK$ millions	Adjustments HK$ millions	31 December 2003, as restated HK$ millions
Intangible assets and goodwill	(1) & (3)	5,388	897	6,285	6,333	751	7,084
Other assets	(2) & (4)	36,349	13	36,362	31,788	16	31,804
Liabilities	(1) & (2)	28,243	696	28,939	24,232	796	25,028
Minority interest	(4)	999	-	999	750	(44)	706

(1)	The Group revised its recording of the translation of its licences into the respective functional currency using period end rates rather than historical exchange rates. The Group has restated the carrying value of the licences, related cumulative translation adjustments and amortisation expense in its 2004 and prior period financial statements.

(2)	The Group revised its recording of the fair value of derivatives as of 31 December 2004. Accordingly, asset carrying values and the related gains and losses have been restated in the 2004 and prior period financial statements.

(3)	In connection with acquisitions in India made during 2000, the Group determined it did not record deferred tax liabilities applicable to acquired licences. Balances related to licences, deferred tax liabilities, amortisation expense and deferred tax benefit have been restated in the 2004 and prior period financial statements.

(4)	The Group revised its recording of the effect attributable to certain tax holidays for its subsidiaries in India. The deferred tax assets and liabilities and related income tax expense or benefit and minority interest have been restated to record the effect of the tax holidays in the proper period.

The increases or decreases noted above refer to the following differences between HKFRS and US GAAP:

(a)	Revenue recognition

Under HKFRS, connection and installation fees are recognised as revenue when the installation or connection takes place. Under US GAAP, revenues from connection and installation fees and any other up-front fees are deferred and recognised over the expected customer relationship period.

Under HKFRS, there is no technical guidance on the accounting of multiple element contracts. Revenue allocation to sales of handsets and services is based on the respective values as stated in the subscribers’ contracts.

Under US GAAP, the Group adopted EITF 00-21 on “Revenue Arrangements with Multiple Deliverables”, which addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. EITF 00-21 also addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. The fair value method is used when allocating the revenue for each unit of accounting. The amount allocated to the delivered item, i.e. handsets, is limited to the amount that is not contingent on the delivery of additional items or meeting other specific performance conditions. This resulted in different amounts being allocated to the handsets between HKFRS and US GAAP.

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(b)	Customer acquisition and retention costs

Under HKFRS, as described in Note 2(l)(i), certain customer acquisition and retention costs, comprising of handset subsidies, sales commission and other direct costs for acquisition and retention purposes, are capitalised and amortised over the minimum enforceable contractual period. In the event a customer ends its relationship before the costs have been fully amortised, the unamortised acquisition and retention costs are written off.

Under US GAAP, direct incremental customer acquisition and retention costs are deferred and amortised over the average customer relationship period to the extent of deferred revenue with any excess costs expensed as incurred.

(c)	Business combinations

Under HKFRS, prior to 1 January 2004, the excess of the cost of acquisition over the fair value of the Group’s share of net assets of the acquired subsidiary company, associated company and joint venture entity is recognised as goodwill. From 1 January 2004, with the early adoption of HKFRS 3, the excess of cost directly attributable to the business combination over the Group’s share of fair values of the identifiable assets, liabilities and contingent liabilities acquired is recognised as goodwill. Up to 31 December 2003, goodwill was amortised over its estimated useful economic life, a period of no longer than 20 years. Starting 1 January 2004, goodwill is no longer subject to amortisation but is tested for impairment annually, as well as when there are indicators of impairment. Intangible assets acquired in a business combination have been limited to those assets that can be identified and controlled and for which future economic benefits attributable to the asset will probably flow to the entity and whose fair value can be measured reliably. In the event the criteria cannot be met, intangibles are not recognised and the corresponding amount will be included as part of goodwill.

Under US GAAP, the cost of the acquisition is allocated to the proportionate share of fair value of acquired assets and liabilities, including separately identifiable intangibles if it satisfies either the “contractual-legal” or “separability” criterion. Any excess cost of the acquisition is recognised as goodwill. Intangibles are amortised over their estimated useful lives. The adjustment made to intangible assets is HK$3,002 million (2004 - HK$3,877 million).

In February 2005, the Group’s various interests in India were reorganised under Hutchison Essar Limited (“Hutchison Essar”, also formerly known as Hutchison Max Telecom Private Limited), the Group’s mobile telecommunications operator in Mumbai (the “India Restructuring”). Prior to the India Restructuring, the Group’s effective interest in the six India operating entities ranged from 49% to 74%. Subsequent to the India Restructuring, Hutchison Essar owned 100% of the equity interest in the other five India operating entities and the Group held an effective interest of 56% in Hutchison Essar (the Group’s effective interest has subsequently changed to 53% and 54% in June and October 2005 respectively). Under both HKFRS and US GAAP, the reorganisation of the interest that was held by the Group was accounted for as a transaction amongst entities under common control. Under HKFRS, changes in the non-controlling interests of the Group were accounted for at their carrying value and the excess of consideration given up over the carrying value of the non-controlling interest acquired was recorded as an offset against goodwill. Under US GAAP, the acquisition of the non-controlling interests of the Group was accounted for using the purchase method, resulting in the percentage of assets and liabilities acquired being recorded at their fair value.

In July 2005, the Group privatised, by way of scheme of arrangement, Hutchison Global Communications Holdings (“HGC”), which holds the Group’s Hong Kong fixed-line business (the “HGC privatisation”). Part of the consideration was settled by issuance of shares. Under HKFRS, the HGC privatisation was considered as a transaction amongst entities under common control. The Group has accounted for the additional interests acquired at their carrying value at the date of the transaction and the excess of consideration given up over the carrying value of minority interests acquired being recorded as goodwill. Under US GAAP, this transaction was an acquisition of noncontrolling interests in subsidiaries and was accounted for using the purchase method, resulting in fair value adjustments being made to tangible assets and recognition of intangible assets. There is also a difference between HKFRS and US GAAP in the cost of acquisition. Under HKFRS, shares issued as consideration are recorded at their fair value as at the date of the

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exchange, the date that the Group is legally obliged to deliver cash or shares to the minority shareholders and the minority shareholders are legally obliged to give up their shares in HGC in return, i.e. the date when all the conditions that might prevent the transaction from proceeding have been met. Under US GAAP, shares issued as consideration are measured at their market price over a reasonable period of time before and after the parties reach an agreement on the purchase price and the proposed transaction is announced. The difference in consideration resulted in lower amount of goodwill of HK$56 million under US GAAP.

For the India Restructuring and the HGC privatisation, details of net assets acquired and goodwill are as follows:

	India Restructuring HK$ millions	HGC privatisation HK$ millions
Purchase consideration	346	2,339
Carrying value of minority interest acquired	200	57
Fair value of net assets acquired - shown as below	103	363
Goodwill	43	1,919

The fair value of net assets acquired are as follows:

	HK$ millions	HK$ millions
Property, plant and equipment, net	(53)	440
Customer contracts and customer relationships	85	-
Distribution network and direct sales associates relationship	45	-
Licences	17	-
Other assets	3	-
Deferred tax assets/(liabilities)	6	(77)
	103	363

In April 2005, the Group’s shareholding in Partner increased from 42.9% to 52.2% following the completion of a buyback of shares by Partner from certain of its shareholders. The Group is deemed to have acquired an additional 9.3% of the issued share capital of Partner and resulted in a consolidation of Partner as a subsidiary company. This transaction was accounted for using the purchase method under both HKFRS and US GAAP. Under HKFRS, all the assets and liabilities were fair valued, resulting in the differences between the fair value and book value of the portion of interests held prior to the transaction being included in the investment revaluation reserves. Under US GAAP, only the additional interest acquired is stepped up to its fair value, with minority interest recorded at historical costs.

(d)	Impairment of goodwill

Under HKFRS, the Group will perform an impairment review to ensure its goodwill and other long-lived assets are carried at no more than their recoverable amount if there is an indication of impairment, or at least annually for goodwill. The recoverable amount of an asset is the higher of its fair value less cost to sell and its value in use, based on present value calculations. The value in use test is performed for each cash-generating unit identified. A cash-generating unit is the smallest identifiable group of assets that generate cash inflows largely independent of the cash inflows from other assets or groups of assets. The cash generating unit can be a level or levels above the reporting unit, the reporting unit, or a level or levels below the reporting unit.

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Under US GAAP, the Group performs an annual impairment test for goodwill based on the fair value of the operating segment or one reporting level below the operating segment. The fair value of the reporting unit is allocated to its assets and liabilities, including any unrecognised intangible assets. The remaining fair value for the reporting unit is the implied fair value of the goodwill. This implied fair value of goodwill is compared to its carrying amount on an annual basis to determine if there is a potential impairment. If the implied fair value of the goodwill is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value is less than its carrying value.

(e)	Deferred financing fee

Under Hong Kong GAAP, finance costs incurred prior to 2000 relating to the arrangement of loan facilities were recorded as expenses at the inception of the arrangements.

Under US GAAP, these amounts are deferred and amortised over the term of the loan on a straight-line basis under which the amortised amount approximates the result obtained from the effective interest method.

(f)	Derivatives

Under HKFRS, with the adoption of HKAS 32 and 39, derivative financial instruments are measured at fair value and recorded as assets or liabilities on the consolidated financial statements effective 1 January 2005. HKAS 39 does not permit to recognise, derecognise and measure financial assets and liabilities on a retrospective basis. Under US GAAP, derivative financial instruments are recorded as assets or liabilities at fair value in all prior periods. Therefore, there is a GAAP difference in 2004 due to transitional provisions under HKFRS.

(g)	Termination benefits

Under HKFRS, termination benefits are recognised when there is a legal or constructive obligation to pay the benefits. Constructive obligation exists when a termination plan has been prepared and management could have raised a valid expectation in those affected that the plan will be carried out by either starting to implement or announcing the plan.

US GAAP requires employers to recognise the obligation to provide post-employment benefits if the obligation is attributable to employees’ services already rendered, employees’ rights to those benefits accumulate or vest, payment of the benefits is probable, and the amount of the benefits can be reasonably estimated. However, termination benefits are only recognised when the termination plan has been communicated to employees.

(h)	Onerous contracts

Under HKFRS, the present obligation under a contract is recognised and measured as a provision if the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received.

Under US GAAP, a liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit should be recognised and measured at its fair value when the rights conveyed by the contract cease to be used.

(i)	Capitalisation of loans net of related interest

Upon consummation of the Group’s restructuring for initial public offering (“the Restructuring”) in 2004, US GAAP requires that the Restructuring be accounted for as if it had been consummated as of the beginning of the periods presented. This resulted in the share capital of the Group when reconciled to US GAAP being retroactively restated for the effect of the capitalisation of the long-term amounts due to related companies in exchange for the shares in the Company issued to HWL. Pursuant to the Restructuring, HK$20,869 million of the net amount due to related companies was capitalised on 22 September 2004 as share capital and share premium of the Company, which comprised of both amounts payable included in amounts due to related companies and amounts receivable included in amounts due from related companies on the balance sheet under HKFRS. In addition to this amount, retroactive effect has also been given to the interest expense related to the net amounts due to related companies. Thus, under

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US GAAP, the related interest expense till the date of capitalisation was debited against additional paid in capital. Under HKFRS, this interest expense was included in the consolidated profit and loss accounts. Additionally, loss per share in accordance with SFAS 128, “Computation of Earnings per Share,” has been disclosed as if the shares had been outstanding for the full year of 2004.

(j)	Pension cost

Under HKFRS, as described in Note 2(x)(i), actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in full in the year in which they occur outside the profit and loss account and are included in the statement of recognised income and expense.

Under US GAAP, unrecognised actuarial gains and losses are recognised by amortising the amount by which cumulative unrecognised gains and losses exceed 10% of the greater of the assets of the scheme and the defined benefit obligations over the average expected future working lifetime of the Group’s employees.

Under HKFRS, provision for severance payments in Thailand is accounted for under the actuarial method.

Under US GAAP, provision for severance payments in Thailand is accounted for under the gross method since the actuarial value of benefits on immediate termination exceeds the actuarial value of benefits at the expected date of separation.

(k)	Share-based payments

Under HKFRS, as described in Note 2(x)(ii), share-based payments expense is determined by reference to the fair value of the options granted. In accordance with HKFRS 2, the Group applied this HKFRS to share options that were granted after 7 November 2002 and had not yet vested at 1 January 2005.

Under US GAAP, the Group has early adopted SFAS No.123R “Share-Based Payment” from 1 January 2005. SFAS 123R replaces FASB statement No.123, “Accounting for Stock-Based Compensation” and supersedes APB No.25, “Accounting for Stock Issued to Employees”. SFAS No.123R requires the compensation cost relating to share-based payment transactions be recognised in the financial statements. That cost will be measured based on fair value of the equity or liability instruments issued. Under US GAAP, share options that were granted after 7 November 2002 and vested before 1 January 2005 were accounted for based on APB No.25. Share options that were unvested as at 1 January 2005 were measured in accordance with the transitional provisions of SFAS No.123R. The Group used the modified prospective transition method as specified in the standard.

(l)	Others

Other differences between HKFRS and US GAAP include:

(i)	Capitalisation of interest expense

For HKFRS, interest costs incurred prior to the date the related asset is available for use are capitalised as construction in progress for borrowings identified as being related to the acquisition of the assets.

Under US GAAP, the interest cost incurred prior to the asset being ready for its intended use that could have been avoided if the expenditures for the fixed asset had not been made are capitalised as construction in progress.

(ii)	Telecommunication spectrum licences

Under HKFRS, licence fee payments made in India before 1999 were recorded as period costs.

Under US GAAP, licence fee payments made in India before 1999 were capitalised and amortised over the remaining licence period.

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Subsequent to 1999, licence fees in India became variable and the payments made were recorded as period costs under both HKFRS and US GAAP.

Under US GAAP, interest cost incurred prior to the launch of the network was also capitalised as part of licence, which was expensed under HKFRS.

(iii)	Sale and leaseback transaction

In 1998, the Group entered into a sale and leaseback transaction for certain of its mobile telecommunication assets. Under HKFRS, this transaction was accounted for as a defeased lease and, thus, the assets subject to the sale and leaseback arrangement have been accounted for as a financing lease. The arrangement for the financial assets transferred to a third party in exchange for payment of liabilities was considered meeting the criteria for offset under HKAS32 and therefore the related assets and liabilities have been presented on the balance sheet on a net basis.

Under US GAAP, the mobile telecommunication assets and related depreciation expense subject to this arrangement are recorded at their historical cost. A portion of the underlying assets has been impaired during the year ended 31 December 2004. Accordingly, impairment charge under US GAAP has been adjusted for the difference between the cost basis under HKFRS and US GAAP. Further, the related financial assets transferred to a third party under the defeased lease agreements have not met all of the criteria for treatment of a sale under SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The related assets and liabilities as at 31 December 2005 are HK$2,210 million (2004 - HK$2,329 million).

(m)	Deferred income tax

HKFRS and US GAAP are substantially the same with respect to deferred income tax expense or benefit that affects the Group.

The amounts included in the reconciliation show the income tax effects of the differences between HKFRS and US GAAP as described above.

(n)	Exchange translation adjustments

Under HKFRS, up to 1 January 2005, goodwill arising from business combinations was translated at historical exchange rates. As at 1 January 2005, with the adoption of HKAS21, goodwill is translated at closing rate for acquisitions take place after 1 January 2005.

Under US GAAP, goodwill and intangible assets arising from business combination are translated at the exchange rates prevailing at the year end.

In 2005, the amounts included in the reconciliation show the effect on the shareholders’ funds of the differences between HKFRS and US GAAP described above.

The cumulative translation adjustment impact of each reconciling item is included in each respective reconciling item in the reconciliation for shareholders’ funds. The cumulative translation adjustment line at the bottom of the reconciliation is the total of all such translation adjustments presented for information purpose.

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Difference in operating income

The determination of operating income / loss under HKFRS is different from that under US GAAP. In 2004, the restated operating income reported per HKFRS is HK$1,494 million and the restated operating loss reported per US GAAP is HK$558 million. The difference related to the classification of share of income from equity investees of HK$338 million and the profit on partial disposal of subsidiary company of HK$1,300 million being included in the HKFRS operating income and the result of the differences between HKFRS and US GAAP described above.

In 2005, the operating income reported per HKFRS is HK$2,240 million and the operating income reported per US GAAP is HK$1,966 million. The difference related to the classification of share of income from equity investees of HK$86 million and the profit on partial disposal of subsidiary company of HK$71 million being included in the HKFRS operating income and the result of the differences between HKFRS and US GAAP described above.

Condensed Consolidated Statement of Changes in Shareholders’ Equity

	2004 HK$ millions (Restated)	2005 HK$ millions	2005 US$ millions
Share Capital
Balance, beginning of year	1,125	1,125	144
Issuance of ordinary shares	-	63	9
Balance, end of year	1,125	1,188	153

Additional paid in capital
Balance, beginning of year	19,417	19,041	2,457
Share issuance cost	(414)	-	-
Capitalisation of related company loans, net of interest	(108)	-	-
Waiver of loan from an intermediate holding company	146	-	-
Related to subsidiary companies acquired	-	1,801	232
Share-based payments	-	117	15
Balance, end of year	19,041	20,959	2,704

Accumulated deficits
Balance, beginning of year, as previously reported	(7,140)	(7,084)	(914)
Restatement	288	-	-
Balance, beginning of year, as restated	(6,852)	(7,084)	(914)
Net loss	(232)	(915)	(118)
Balance, end of year	(7,084)	(7,999)	(1,032)

Cumulative translation adjustments
Balance, beginning of year, as previously reported	(263)	(373)	(48)
Restatement	(275)	-	-
Balance, beginning of year, as restated	(538)	(373)	(48)
Translation adjustment	165	(214)	(27)
Related to subsidiary disposed of	-	119	15
Balance, end of year	(373)	(468)	(60)
Total shareholders’ equity	12,709	13,680	1,765

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Variable interest entities

The Group conducts its operations in India and Thailand through entities in which the Company does not have voting control or a majority of the direct equity interest. For the entities in India, in addition to its direct minority interest in each of the entities, the Group also had indirect interests of varying percentages ranging from 0.3% to 25% in the Indian operating entities in 2004. In February 2005, after the India Restructuring, the Group has 56% direct interest in all the India operating entities (the Group’s effective interest has subsequently changed to 53% and 54% in June and October 2005 respectively). The Group has also established an entity to facilitate the sale and leaseback transaction described in Note l(iii) above. Under HKFRS, these entities are included as subsidiary companies for the reasons described in Note 2(c). Under US GAAP, these entities are variable interest entities as defined in Financial Accounting Standards Board Interpretation No. 46 (“FIN 46R”). As a result of the direct and indirect ownership interests and other financing arrangements, the Group has determined that it was the primary beneficiary, as defined in FIN 46R, for these entities from the date of acquisition or incorporation and, accordingly, has included the financial statements of these entities in the Group’s consolidated financial statements. FIN 46R has been applied for all periods presented.

The following entities are variable interest entities in which the Group is the primary beneficiary:

	Total assets as at 31 December 2004 HK$ millions	Revenue for the year ended 31 December 2004 HK$ millions	Total Assets as at 31 December 2005 HK$ millions	Revenue for the year ended 31 December 2005 HK$ millions
Hutchison CAT Wireless MultiMedia Limited	1,774	1,217	1,419	1,045
Operating entities in India	9,606	7,075	14,004	9,991
Telecom Investments India Private Limited	1,014	-	1,024	-
Usha Martin Telematics Limited	252	18	1,069	6
Pacific Leasing Limited	2,329	-	2,210	-

The following entity is a variable interest entity in which the Group holds a variable interest, but is not the primary beneficiary:

	Hutchison Telecommunications Argentina S.A.

Balances and results as at and for the year ended 31 December	2004 HK$ millions	2005 HK$ millions
Total assets	161	14
Revenue	43	32
Loss attributable to shareholders	12	113
The Group’s maximum exposure to loss as a result of its involvement	549	552

Fair value of financial instruments

The Group has put and call options to acquire certain minority interests in its variable interest entities in India and Thailand. For entities in India, the put and call options are exercisable at anytime at fair value. For the entities in Thailand, the put and call options are exercisable at anytime at a nominal value.

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Deferred taxation

As of December 2005, the Group had accumulated tax losses amounting to HK$9,809 million (2004 - HK$10,626 million) which may be carried forward and applied to reduce future taxable income which is carried in or derived from Hong Kong and overseas. The tax effect on the accumulated tax losses amounted to HK$2,203 million (2004 - HK$2,125 million).

The tax losses of the Hong Kong subsidiary companies can be carried forward indefinitely while the tax losses of subsidiary companies in overseas expire within periods ranging from 2006 to 2011. Realisation of deferred tax assets associated with tax loss carry forward is dependent upon generating sufficient taxable income.

At 31 December 2005, a valuation allowance of HK$2,578 million (2004 - HK$1,436 million) had been provided for against the remaining deferred tax assets related to the tax losses carried forward since management believes it is more likely than not that taxable income will not be sufficient in the foreseeable future to utilise the tax loss carry forward.

	2004 HK$ millions	2005 HK$ millions
Net deferred tax (liabilities)/assets:
Deferred tax liabilities	(883)	(768)
Deferred tax assets	2,278	3,492
Valuation allowance	(1,436)	(2,578)
Net deferred tax (liabilities)/assets	(41)	146

Business Co-operation Contract

As discussed in Note 2(f), the Group obtained an investment licence to engage in a business co-operation under a Business Co-operation Contract (“BCC”) in Vietnam. Under HKFRS, the Group has recognised in its financial statements the assets that it controls and the liabilities that it incurs, as well as, the expenses that it incurs and its share of the income, if any, from the BCC. Under US GAAP, the BCC is accounted for as an operating lease in accordance with EITF 01-08 “Determining whether an arrangement contains a lease”. The difference between HKFRS and US GAAP does not have any impact on net income and shareholders’ equity as at 31 December 2005.

Effect of Recent Pronouncements

SFAS No. 154

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” (“SFAS 154”). SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognised by way of a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after 15 December 2005; however, the statement does not change the transitional provisions of any existing accounting pronouncements. The Group does not believe adoption of SFAS 154 will have a material effect on its financial position, cash flows or results of operations.

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FSP 13-1

In October 2005, the FASB issued FSP No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period” (“FSP 13-1”). This FSP addresses whether a lessee may capitalise rental costs incurred during a construction period. According to the FSP, rental costs incurred during and after a construction period are for the right to control the use of a leased asset during and after construction of a lessee asset. There is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period, therefore, rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognised as rental expense. FSP 13-1 is effective for financial periods beginning after 15 December 2005. The Group is currently assessing the impact of FSP 13-1 to its financial position, cash flows or results of operations.

EITF D-108

In 2005, the Group adopted EITF D-108 “Use of the Residual Method to Value Acquired Assets Other Than Goodwill,” Under EITF Topic D-108, registrants are required to use a direct value method for the impairment testing of indefinite lived intangible assets. Impairments of intangible assets recognised upon application of a direct value method by entities previously applying the residual method are to be reported as a cumulative effect of a change in accounting principle. The Group applied the direct value method to value intangible assets in all of its business combinations during the year. The adoption of EITF D-108 did not result in any impairment of intangible assets recognised in previous business combinations.

SFAS No. 155

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140” (“SFAS 155”). This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133; establishes a requirement to evaluate interests in securitised financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after 15 September 2006. The Group is currently assessing the impact of SFAS 155 to its financial position, cash flows or results of operations.

SFAS No. 156

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140”. This Statement amends FASB Statement No. 140, “Accounting for Transfer and Servicing Financial Assets and Extinguishments of Liabilities” (“SFAS 156”), with respect to the accounting for separately recognised servicing assets and servicing liabilities. This Statement amends the requirement for recognition and measurement of servicing assets and liabilities, and permits all separately recognised servicing assets and servicing liabilities to be subsequently remeasured. It also requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognised servicing assets and servicing liabilities. SFAS 156 is effective for financial periods beginning after 15 September 2006. The Group is currently assessing the impact of SFAS 156 to its financial position, cash flows or results of operations.

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Five-Year Financial Summary

	2001 HK$ millions (Restated)	2002 HK$ millions (Restated)	2003 HK$ millions (Restated)	2004 HK$ millions (Restated)	2005 HK$ millions	2005 US$ millions
RESULTS
Turnover	6,211	7,635	10,045	14,845	24,356	3,143
Loss attributable to equity holders of the Company	(1,949)	(1,042)	(396)	(30)	(768)	(99)
ASSETS AND LIABILITIES
Total non-current assets	20,963	26,724	31,991	34,397	46,448	5,993
Cash and cash equivalents	510	2,859	1,993	2,102	2,436	314
Restricted cash	30	575	6	10	1	–
Other current assets	1,984	1,639	3,177	4,211	10,706	1,382
Total assets	23,487	31,797	37,167	40,720	59,591	7,689
Current liabilities	5,082	11,146	11,499	20,696	18,471	2,383
Long-term loans	5,528	6,548	7,485	3,582	19,002	2,452
Amounts due to related companies	16,916	18,805	22,903	-	-	-
Deferred tax liabilities	-	-	46	148	963	124
Other long-term liabilities	1,100	1,251	1,255	1,428	1,333	172
Total liabilities	28,626	37,750	43,188	25,854	39,769	5,131
EQUITY
Share capital	-	-	-	1,125	1,188	153
Reserves	(5,003)	(6,279)	(6,716)	12,705	14,982	1,934
Shareholders’ (deficits) funds	(5,003)	(6,279)	(6,716)	13,830	16,170	2,087
Minority interest	(136)	326	695	1,036	3,652	471
Total equity	(5,139)	(5,953)	(6,021)	14,866	19,822	2,558
Total equity and liabilities	23,487	31,797	37,167	40,720	59,591	7,689

In 2005, the Group adopted the Revised HKFRS and the consolidated financial data for 2001 to 2004 have been restated as required, in accordance with the relevant requirements.

188	Hutchison Telecommunications International Limited
Annual Report 2005

Information for Shareholders

Listings	Principal Share Registrar and Transfer Office

The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited, and in the form of American Depositary Shares (ADSs) on New York Stock Exchange, Inc. Each ADS represents ownership of 15 ordinary shares of the Company. Additional information and specific enquiries concerning the Company’s ADSs should be directed to the Company’s ADS Depositary at the address given on this page.

Stock Code / Ticker

The Stock Exchange of Hong Kong Limited                2332

New York Stock Exchange, Inc.                                   HTX

Financial Calendar

Closure of Register of Members      10 May to 16 May 2006

2006 Annual General Meeting         16 May 2006

2006 Interim Results                        August 2006

Registered Office

Century Yard, Cricket Square

Hutchins Drive, PO Box 2681 GT

George Town, Grand Cayman

British West Indies

Telephone:               +1 345 945 3901

Facsimile:                +1 345 945 3902

Head Office and Principal Place of Business

22/F, Hutchison House

10 Harcourt Road

Hong Kong

Telephone:               +852 2128 1188

Facsimile:                +852 2128 1778

Principal Executive Offices in Hong Kong

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

Telephone:               +852 2128 3222

Facsimile:                +852 2827 1371

Butterfield Fund Services (Cayman) Limited

Butterfield House, 68 Fort Street, PO Box 705, George Town

Grand Cayman, British West Indies

Telephone:           +1 345 949 7055

Facsimile:            +1 345 949 7004

Hong Kong Branch Share Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited

Rooms 1712-1716, 17/F

Hopewell Centre, 183 Queen’s Road East

Wanchai, Hong Kong

Telephone:           +852 2862 8628

Facsimile:            +852 2865 0990

ADS Depositary

Citibank Shareholder Services

PO Box 43077

Providence, Rhode Island 02940-3077

USA

Toll free for US only:     1 877 248 4237 CITI-ADR

From outside US:           +1 816 843 4281

Facsimile:                       +1 201 324 3284

Email:                             citibank@shareholders-online.com

Investor Information

Corporate press releases, financial reports and other investor information on the Company are available online at the Company’s website.

Investor Relations Contact

Please direct enquiries to:

Email:                  htilir@htil.com.hk

Telephone:           +852 2128 3145

Website

www.htil.com

Cautionary Statements

This annual report contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

Non-GAAP Measures

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under GAAP in Hong Kong and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

Hutchison Telecom

Hutchison Telecommunications International Limited

20/F, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong

Telephone: +852 2128 3222

Facsimile: +852 2827 1371

www.htil.com

Exhibit 1.5

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Hutchison Telecommunications International Limited will be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 16 May 2006 at 2:30 p.m. for the following purpose of considering and, if thought fit, passing the following resolutions:

1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2005;

2.	To re-elect directors of the Company and to authorise the board of directors to fix the directors’ remuneration;

3.	To re-appoint PricewaterhouseCoopers as the auditors of the Company and to authorise the board of directors to fix their remuneration; and

4.	As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(A)	“THAT:

(a)	subject to paragraphs (b) and (c) of this resolution, the exercise by the board of directors of the Company (the “Directors”) during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and otherwise deal with new shares of the Company (the “Shares”) and to allot, issue or grant securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares or such convertible securities, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall not extend beyond the Relevant Period but shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such power after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to Shares issued as a result of a Rights Issue (as defined below), the exercise of the subscription or conversion rights attaching to any warrants or any securities convertible into Shares or the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to persons such as officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares or any scrip dividend providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution and the said approval shall be limited accordingly; and

(d)	for the purposes of this resolution,

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

“Rights Issue” means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).”

(B)	“THAT:

(a)	subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase or repurchase on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), or any other stock exchange on which the securities of the Company are or may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, Shares including any form of depositary shares representing the right to receive such Shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution, and the said approval shall be limited accordingly; and

(c)	for the purpose of this resolution, “Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

(C)	“THAT subject to the passing of Ordinary Resolutions No. 4(A) and 4(B) set out in the notice convening this meeting, the aggregate nominal amount of the share capital of the Company which may be purchased or repurchased by the Company pursuant to the authority granted to the Directors by Ordinary Resolution No. 4(B) set out in the notice convening this meeting shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or issued or agreed conditionally or unconditionally to be allotted or issued by the Directors pursuant to Ordinary Resolution No. 4(A) set out in the notice convening this meeting, provided that such shares shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution.”

5.	As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

“THAT, with effect from the conclusion of the meeting at which this resolution is passed, the rules of the share option scheme of Hutchison Essar Limited (an indirect non wholly owned subsidiary of the Company) (a copy of which has been produced to the meeting and marked “A”) (the “HEL Share Option Scheme”) be and they are hereby approved and adopted and that the directors of the Company acting together, individually or by committee, be and they are hereby authorised to approve any amendments to the rules of the HEL Share Option Scheme as may be acceptable or not objected to by The Stock Exchange of Hong Kong Limited, and to take all such steps as may be necessary, desirable or expedient to carry into effect the HEL Share Option Scheme subject to and in accordance with the terms thereof with effect from the conclusion of the meeting at which this resolution is passed.”

6.	As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

“THAT, with effect from the conclusion of the meeting at which this resolution is passed, the rules of the revised 2004 Share Option Plan of Partner Communications Company Ltd. (an indirect non wholly owned subsidiary of the Company whose shares are listed on the Tel-Aviv Stock Exchange with American depositary shares quoted on the US NASDAQ and traded on the London Stock Exchange) (a copy of which has been produced to the meeting and marked “B”) (the “2004 Partner Share Option Plan”) be and they are hereby approved and adopted and that the directors of the Company acting together, individually or by committee, be and they are hereby authorised to approve any amendments to the rules of the 2004 Partner Share Option Plan as may be acceptable or not objected to by The Stock Exchange of Hong Kong Limited, and to take all such steps as may be necessary, desirable or expedient to carry into effect the 2004 Partner Share Option Plan subject to and in accordance with the terms thereof with effect from the conclusion of the meeting at which this resolution is passed.”

The register of members of the Company will be closed from Wednesday, 10 May 2006 to Tuesday, 16 May 2006, both days inclusive.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 21 April 2006

Notes:

1.	In order to be entitled to attend and vote at the Meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Company’s branch share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited no later than 4:00 p.m. on Tuesday, 9 May 2006.

2.	Only members are entitled to attend and vote at the Meeting.

3.	A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of that member. A proxy need not be a member of the Company. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

4.	At the Meeting, the chairman of the Meeting will exercise his power under Article 66 of the Articles of Association of the Company to put each of the above resolutions to the vote by way of a poll.

5.	With respect to Ordinary Resolution No.4(A), the directors of the Company wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the members under Ordinary Resolution No.4(A) as a general mandate for the purpose of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

6.	A circular containing the information regarding the directors proposed to be re-elected, general mandates to issue and repurchase shares of the Company, the HEL Share Option Scheme and the 2004 Partner Share Option Plan is being sent to the shareholders of the Company together with the Company’s 2005 Annual Report.

As at the date hereof, the directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY
Non-executive Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Alternate Directors:
Mr. Frank John SIXT	Mrs. CHOW WOO Mo Fong, Susan (Alternate to Mr. Fok Kin-ning, Canning)
Mr. Naguib SAWIRIS	Mr. CHAN Ting Yu (Alternate to Mr. Dennis Pok Man Lui)
Mr. Aldo MAREUSE	Mr. WOO Chiu Man, Cliff (Alternate to Mr. Tim Pennington)
Ms. NARDI, Kar Wai Agnes (Alternate to Mr. Frank John Sixt)
Mr. Martin MICHLMAYR (Alternate to Mr. Naguib Sawiris)
Mr. Ragy SOLIMAN (Alternate to Mr. Aldo Mareuse)